As filed with the Securities and Exchange Commission on April 27, 2015

Registration No. 333-200079

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

Form S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

International Market Centers, Inc.

(Exact Name of Registrant as Specified in its Charter)

475 S. Grand Central Parkway, Suite 1615

Las Vegas, Nevada 89106

(702) 599-9621

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Robert J. Maricich

Chief Executive Officer and President

475 S. Grand Central Parkway, Suite 1615

Las Vegas, Nevada 89106

(702) 599-9621

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Edward J. Schneidman, P.C. Christopher P. Bennett, Esq. Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2200	David Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)(4)
Common stock, par value $0.01 per share	13,225,000	$14.00	$185,150,000	$21,514.43

(1)	Includes 1,725,000 shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933.
(3)	Calculated by multiplying 0.0001162 by the proposed maximum aggregate offering price.
(4)	This amount was previously paid in connection with the initial filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion

Preliminary Prospectus dated April 27, 2015

11,500,000 Shares

International Market Centers, Inc.

Common Stock

This is the initial public offering of common stock of International Market Centers, Inc. We are selling 11,500,000 shares of our common stock. We expect the public offering price to be between $12.00 and $14.00 per share. Currently, no public market exists for the common stock. Our common stock has been approved for listing, subject to official notice of issuance, on The New York Stock Exchange under the symbol “IMC.”

We have elected to qualify to be taxed as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes. Shares of our common stock are subject to limitations on ownership and transfer that are intended to assist us in maintaining our qualification as a REIT. Our charter contains certain restrictions relating to the ownership and transfer of our capital stock, including, subject to certain exceptions, an ownership limit of 9.8%, in value or by number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock and an ownership limit of 9.8%, in value, of the aggregate of the outstanding shares of all classes or series of our stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

After the completion of this offering, International Market Centers, LP, a limited partnership controlled by funds affiliated with Bain Capital Partners, LLC and an entity affiliated with Oaktree Capital Management, L.P., will continue to own a majority of the voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of The New York Stock Exchange. See “Management—Controlled Company Exception.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 33 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to 1,725,000 additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 11,500,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2015.

Book Running Managers

Barclays	Credit Suisse	Wells Fargo Securities
Deutsche Bank Securities		J.P. Morgan

Co-Managers

KeyBanc Capital Markets	Raymond James

The date of this prospectus is                     , 2015.

You should rely only on the information contained in this prospectus and any free writing prospectus that we authorize to be delivered to you. We have not and the underwriters have not, authorized any other person to provide you with any additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus or another date specified herein. Our business, financial condition, liquidity, results of operations and prospects may have changed since such dates.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

MARKET INFORMATION

Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations and analysts (including, Gift and Decorative Accessories Magazine (published in May 2014), Home Accents Today’s (“Home Accents Today”) 2014 Universe Study (published in December 2014), IBISWorld’s (“IBISWorld”) Industry Report 45322: Gift Shops & Card Stores in the US (published in February 2015), Mann, Armistead & Epperson, Ltd.’s (“Mann, Armistead & Epperson, Ltd.”) 2014 Import/Export Study (published in 2014), Stax Inc.’s Stax Survey (as defined herein) and data published by Furniture Today (“Furniture Today”) (as of May 2014, June 2014, December 2014 and January 2015) and by the U.S. Bureau of Economic Analysis (as of August 2014)), and our knowledge of our industry. Although we believe the industry and market data to be reliable, this information could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

CERTAIN TERMS USED IN THIS PROSPECTUS

In this prospectus, unless the context otherwise requires, the following terms have the meanings noted below:

•	“Bain Capital” refers to Bain Capital Partners, LLC;

•	“High Point Markets” refers to two semi-annual one-week home furniture and home décor Markets held in April and October in High Point, North Carolina;

•	“High Point Property” refers to the 14 buildings dedicated to showroom and exhibition space that we own in High Point, North Carolina;

•	“IMC” refers to International Market Centers, Inc., a Maryland corporation and the issuer of the common stock offered hereby, without any of its subsidiaries;

•	“IMC OP GP, LLC” refers to a Delaware limited liability company and a wholly-owned subsidiary of IMC that is the sole general partner of the Operating Partnership;

•	“IMC LP” refers to International Market Centers, LP, a limited partnership controlled by funds affiliated with our Sponsors and IMC’s sole stockholder prior to the completion of this offering;

•	“Las Vegas Markets” refers to two semi-annual one-week home furniture, home décor and gift Markets held in January and July/August in Las Vegas, Nevada;

•	“Las Vegas Property” refers to the three buildings and three exhibition pavilions dedicated to showroom and exhibition space that we own in Las Vegas, Nevada;

•	“Markets” refers to business-to-business trade gatherings in the home furniture, home décor and gift industries typically lasting one week where manufacturers and suppliers: (i) meet with their existing and prospective customers (a diverse group of retail outlets and interior design buyers); (ii) showcase their latest designs and products; (iii) discover new and emerging trends in their respective industry; and (iv) enter into sales agreements with their customers;

•	“Oaktree” refers to Oaktree Capital Management, L.P.;

•	“Operating Partnership” refers to IMC OP, LP, a Delaware limited partnership and a wholly-owned subsidiary of IMC, that holds substantially all of our assets and conducts our operations;

ii

•	“Predecessor Group” refers, collectively, to the Predecessor REIT Subsidiaries, which merged with and into IMC, and IMC Manager, LLC, which became a subsidiary of IMC as a result of a merger transaction whereby a subsidiary of IMC merged with and into IMC Manager, LLC (with IMC Manager, LLC surviving the merger), in each case, on August 15, 2014;

•	“Predecessor REIT Subsidiaries” refers to IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC, which were wholly-owned by IMC LP prior to August 15, 2014;

•	“Properties” refers collectively to the High Point Property and Las Vegas Property;

•	“Sponsors” refers to Bain Capital and Oaktree;

•	“Stax Survey” refers to a survey conducted by Stax Inc. in July 2010 that Bain Capital commissioned in connection with the due diligence process related to its acquisition of IMC LP in 2011; the survey covered 166 home furniture manufacturers and dealers, including 152 that then participated in the High Point Markets or the Las Vegas Markets; and

•	“we,” “our,” “us” and “our company” refer to IMC together with its consolidated subsidiaries, including the Operating Partnership and IMC OP GP, LLC.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, including our business and the material terms of this offering. It does not contain all of the information that may be important to you and your investment decision. You should carefully read the following summary together with the entire prospectus, before you decide to invest in our common stock.

In this prospectus, unless the context otherwise requires, references to “we,” “our,” “us” and “our company” refer to International Market Centers, Inc., a Maryland corporation, together with its consolidated subsidiaries, including IMC OP, LP, a Delaware limited partnership, which we refer to in this prospectus as our “Operating Partnership,” and IMC OP GP, LLC, a Delaware limited liability company wholly-owned by International Market Centers, Inc., which is the sole general partner of our Operating Partnership. Unless the context otherwise requires, references to “IMC” refer to International Market Centers, Inc. without any of its subsidiaries. Unless the context otherwise requires, the historical operations described in this prospectus refer to historical operations of the businesses and assets of the Predecessor Group that we succeeded to on August 15, 2014 upon consummation of the Restructuring Transactions described under “—Restructuring Transactions” as if such operations were conducted by us.

Our Company

Our company, which is structured as an internally-managed REIT, is the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. We own approximately 12.1 million gross square feet (10.0 million rentable square feet) of premier showroom space across 14 buildings in High Point, North Carolina (the “High Point Property”) and three buildings and three exhibition pavilions in Las Vegas, Nevada (the “Las Vegas Property” and, together with the High Point Property, the “Properties”). Approximately 9.4 million rentable square feet of such showroom space is permanent showroom space and approximately 0.6 million rentable square feet is temporary showroom space. Our showrooms are leased by manufacturers and suppliers of home furniture (such as living room, dining room, and home office furniture, bedroom furniture and mattresses), home décor products (such as rugs, lighting, wall art, pillows and bedding) and gift products (such as candles, stationery, floral, holiday and seasonal items and toys). We host two “Markets” per year at each of our Properties. “Markets” are generally weeklong business-to-business trade gatherings in the home furniture, home décor and gift industries that enable manufacturers and suppliers to: (i) meet with their existing and prospective customers (a diverse group of retail outlets and interior design buyers); (ii) showcase their latest designs and products; (iii) discover new and emerging trends in their respective industry; and (iv) enter into sales agreements with their customers. Our Markets are the largest gatherings of manufacturers and suppliers (our tenants) and buyers (our tenants’ customers) in the home furniture industry. For the year ended December 31, 2014, we generated total revenues of $162.8 million, net loss of $29.6 million and Adjusted EBITDA of $82.0 million. For the three months ended March 31, 2015, we generated total revenues of $42.1 million, net loss of $3.2 million and Adjusted EBITDA of $20.1 million. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States (“GAAP”). For a definition of Adjusted EBITDA and a reconciliation to our GAAP measures for those periods, see “—Summary Consolidated Financial and Other Operating Data.”

Our semi-annual Markets in both High Point and Las Vegas provide our tenants with an efficient and cost-effective means of interacting directly with their customers by providing their customers with a single location that offers access to a broad universe of manufacturers and suppliers as well as a diverse range of their products. We believe this creates significant value for both our tenants and their customers in the U.S. home furniture industry, in the U.S. home décor industry and in the highly fragmented U.S. gift industry. Furniture Today estimates that the U.S. home furniture industry generated approximately $96 billion in revenue in 2014

(including mattresses), and Home Accents Today estimates that the U.S. home décor industry generated approximately $61 billion in revenue in 2014. In addition, according to IBISWorld, the U.S. gift industry generated approximately $19.4 billion in sales in 2014 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). The ability to physically assess our tenants’ merchandise is critical to purchasing decisions for buyers of home furniture, home décor and gift products, and such assessments cannot be replicated through other channels, such as online marketplaces. We believe our business model is highly compelling because: (i) these Markets are essential to our tenants and their customers; (ii) the showroom space we own would be expensive to replicate; and (iii) our industry-leading scale and operational capabilities allow us to provide high quality Market experiences and an attractive return-on-investment for our tenants.

•	Markets are Essential to our Tenants and Their Customers—Home furniture manufacturers and dealers that participated in Markets in 2010 and that were interviewed for the Stax Survey indicated they generate approximately 75% of their annual revenue from orders received or from interactions at Markets generally. In addition, according to a survey conducted in 2014 by Gift and Decorative Accessories Magazine, gift buyers consider Markets and tradeshows to be a very important source of new products. Our Markets bring a large number of manufacturers and suppliers together with their customers in one location, allowing them to conduct business efficiently and productively. Home furniture Markets have been taking place in High Point for over 100 years, and although our Markets in Las Vegas are relatively new, as the first building opened in 2005, they have established themselves as the Western U.S. home furniture counterpart to the High Point Markets. We believe that home furniture Markets have remained important to our tenants’ buyers regardless of economic cycles. For example, according to registration data compiled by the High Point Market Authority, annual buyer registration for the High Point Markets declined only 7% between 2007 and 2009 (the years with the highest and the lowest annual buyer registration, respectively, during the most recent economic downturn). All of the top 20 home furniture manufacturers and suppliers (based on 2013 total furniture shipments to the United States, according to Furniture Today) that participate in the wholesale furniture trade in North America participate in the High Point Markets or the Las Vegas Markets each year and 15 of such manufacturers and suppliers are our tenants. Our Las Vegas Property is also recognized as a growing destination in the Western United States for home décor and gift products. The centralization of top manufacturers within our Properties drives buyer traffic to our Markets. The chart below illustrates the importance of Markets to manufacturers and dealers in the home furniture industry.

(1)	For the year 2013, according to Mann, Armstead & Epperson, Ltd.
(2)	Estimated for the year 2013 (including mattresses), according to Furniture Today.
(3)	Estimated for the year 2014 (including mattresses), according to Furniture Today.
(4)	According to management estimates.
(5)	According to the Stax Survey.

•	Our Portfolio of Properties Would be Expensive to Replicate—Our showroom space includes 6.7 million gross square feet in High Point and 5.4 million gross square feet in Las Vegas. We and our tenants have invested significant capital in these facilities, which makes them extremely difficult and costly to replicate. Our High Point Property includes the largest and most iconic showroom buildings in High Point, which are recognized throughout the home furniture industry. Their location in the heart of the downtown furniture district and proximity to the main transportation hub, event venues and food and beverage amenities offer incremental value to our tenants and their customers. Our Las Vegas Property offers state-of-the art buildings specifically designed to serve as showroom and commerce space for the industries we serve and cost approximately $860 million to develop.

•	Our Industry Leading Properties and Operational Capabilities—Since 2011, we have invested in our Properties and our operations to build a business of scale and operational capability that can increase the value of our Markets for both our tenants and their customers. The critical mass of buyers that visit our tenants’ showrooms is one of the factors that make our Markets compelling to our tenants. The opportunity to see a large number of manufacturers and products in a single location makes our Markets compelling to buyers. We have invested considerably and we believe differentially to our competition in an effort to deliver both a critical mass of buyers and the opportunity to see a large number of manufacturers’ products. We have invested approximately $33 million in the High Point Property since 2011, primarily to re-merchandise the showroom space and improve navigation and the overall buyer and exhibitor experience at our High Point Markets. We have invested approximately $47 million in our Las Vegas Property, primarily to re-merchandise the showroom space and develop a strong and growing Western U.S. home décor and gift Market. These investment amounts include our capital expenditures, as well as the costs of operating the marketing and public relations departments, including a 15-person call center that contacts approximately 100,000 buyers a year to recruit them for our Markets. We believe that our unique scale, investment and positioning as an industry leader provide high quality Market experiences and an attractive return-on-investment for our tenants, which we believe positions us to continue to grow rental rates and occupancy rates.

We believe that we provide essential venues and services for both our tenants and their customers. We expect that our business will have meaningful opportunities to continue to grow, as we continue to deliver the advantages of our business model to our tenants and their customers. We believe this growth will manifest itself, as it has in recent years, through a combination of rental rate and occupancy rate increases in our Properties.

Our Properties

High Point: High Point hosts two Markets annually, one in April and the other in October. The High Point Markets have long been the seminal sales events in the U.S. home furniture industry. Our High Point Property consists of 14 buildings that encompass approximately 6.7 million gross square feet (5.4 million rentable square feet), making us the largest landlord of showroom space in High Point, with 59% of the total available gross square footage for showrooms (according to High Point showroom tax records). In contrast, no other property owner of showroom space in High Point owns more than 4% of the total available gross square footage for showrooms. We believe we own approximately 88% of the highest-quality showroom properties in High Point based on their location in the heart of the downtown furniture district, proximity to the main transportation hub, event venues and food and beverage amenities and the tenants located in such properties. All of our buildings are located within the core downtown furniture district at the heart of the Markets, have a strong concentration of anchor tenants, including well-known brands such as Ashley Furniture Industries, Bassett Furniture and La-Z-Boy, and attract key industry buyers, such as Mattress Firm, Restoration Hardware, Rooms to Go and Williams Sonoma Home. Also, two of our showroom properties in High Point feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space on a longer term lease. We believe this temporary space in High Point is also regarded by buyers as the best opportunity to see new manufacturers with innovative products, which attracts buyers to our buildings and therefore allows us to command premium rental rates in these areas. The average occupancy rate in our High Point Property for the period from January 1, 2012 to March 31, 2015 was approximately 87%. During the period from January 1, 2012 to December 31, 2014, our rental rates increased at a compounded annual growth rate of 5.1%. Multi-year leases currently in effect in our High Point Property have weighted average annual rent escalators of 3.2% on the remaining term.

Las Vegas: Our Las Vegas Property hosts two Markets annually, one in January and the other in July/August. Our Las Vegas Property, which is located a few miles from the Las Vegas Strip and adjacent to downtown Las Vegas, has a world class campus that consists of three main buildings and three exhibition pavilions that have approximately 5.4 million gross square feet (4.6 million rentable square feet). The three buildings include tenants in the home furniture, home décor and gift industries. We host the only Western U.S. home furniture Markets and our Las Vegas Markets have emerged as one of the leading Western U.S. home décor and gift Markets. Our Las Vegas Markets are also uniquely positioned as the nation’s leading bedding marketplace, with over 330,000 occupied square feet dedicated to mattress and bedding companies, including all of the top 15 mattress suppliers according to Furniture Today (based on 2013 shipments to the United States). Some of the iconic furniture brands that rent space in our Las Vegas Property include Ashley Furniture Industries, Bassett Furniture, Lexington Home Brands and Stanley Furniture Company, as well as well-known mattress brands, such as Tempur Sealy, Serta and Simmons. These tenants attract many of the same major industry buyers that attend the High Point Markets, as well as regional Western U.S. retailers and interior designers. In total, in 2014, the Las Vegas Markets attracted approximately 85% of their domestic buyers from states west of the Mississippi River, a region that represented approximately 40% of all home furniture sales in 2014 in the United States based on data published by Furniture Today. From January 1, 2012 to March 31, 2015, we have strategically lowered certain rental rates and improved our Las Vegas Property occupancy rate from 59.5% to 84.1% (excluding a change in the designation of 161,000 square feet in building C of our Las Vegas Property from temporary space to permanent space in 2015). This increase in occupancy has helped create a more vibrant experience for our tenants and their customers at our Las Vegas Markets. As we continue to increase occupancy levels in our Las Vegas Property, we expect our average rental rates will increase. Multi-year leases currently in effect in our Las Vegas Property have weighted average annual rent escalators of 4.0% on the remaining term.

Our Operating Model

We believe our business model is similar to that of tradeshow companies in that we bring large numbers of sellers and buyers together at regular events, yet our model is superior in that we own our Properties and the majority of our showroom square footage is leased on a multi-year basis. This permanent showroom space model encourages our tenants to make significant capital investments to customize their showrooms and improve the presentation of their products. Multi-year leases currently in effect have a weighted average term (based on revenue) of approximately 4.5 years with weighted average annual rent escalators of 3.6% on the remaining term. Multi-year leases generate stable and predictable revenues and approximately 83% of our 2014 revenue was generated from rent payments under such leases. Approximately 9% of our 2014 revenue was generated from leases of less than one year (“short-term leases”) (including temporary space), and the remaining 8% from advertising revenue and ancillary tenant services, such as movement of our tenants’ products into and out of their showroom spaces and other related logistics services. We have limited tenant concentration, with no single tenant accounting for more than 3% of our 2014 permanent rental revenue. Our top five tenants represented approximately 8% of our 2014 permanent rental revenue and our next 15 top tenants represented approximately 11% of such revenue. We also maintain longstanding relationships with many of our tenants, as exemplified by some of our key anchor tenants, such as Ashley Furniture Industries, Broyhill Furniture Industries, Hooker Furniture and La-Z-Boy, which have each leased space in our Properties for more than 20 years.

We believe our business is capital efficient with a very low level of investment in tenant improvements compared to many other REITs, averaging only $2.65 per square foot in 2014. It is common for our tenants to make substantial investments in their showroom space to create a premium environment in which to showcase their products. These improvements include new flooring, additional interior walls, fireplaces, moldings and light fixtures as our tenants often seek to merchandise their product as retailers would and as the product would eventually appear in the home. In addition, our tenants often invest in the build-out of additional amenities for their staff and customers, such as office space, meeting space and kitchen and bar areas. Due to our long-term lease structure, our tenants are able to amortize these build-out costs over the full lease term, making these investments more cost-effective for them. We believe that the substantial investments that our tenants make in their showroom space support our high lease renewal rates.

We support our tenants by driving buyer attendance at our Markets through direct marketing channels (mail, email and an in-house call center). At our Markets, we create an exceptional experience by providing entertainment events and hosting on-site networking, social and educational opportunities for tenants and their customers. We also provide advertising opportunities for our tenants, including official publications and on-site large format sponsorships (such as interior and exterior branded banners covering walls and walkways), which help our tenants establish and differentiate their trade brands with a captive buyer audience.

Operational efficiency is a critical component of our business model and we generated an Adjusted EBITDA margin of 48.4% for the three months ended March 31, 2015 and 50.7%, 49.1% and 46.0% for the years ended December 31, 2014, 2013 and 2012, respectively. Our scalable cost structure and low capital expenditures position us well for future earnings and cash flow growth, and we anticipate only minimal expense increases to achieve our internal growth strategies. Adjusted EBITDA margin is not a measure of financial performance under GAAP. For a definition of Adjusted EBITDA margin and a reconciliation of that non-GAAP measure to our GAAP measure for those periods, see “—Summary Consolidated Financial and Other Operating Data.”

Finally, we believe our business model would be expensive to replicate. Our Las Vegas Property was developed at a cost of approximately $860 million, creating a venue catering specifically to the home furniture, home décor, and gift industries. Our scale allows us to attract and retain high quality management, leasing and operations teams that we believe would be difficult to replicate in a smaller business. In addition, tenants in our Properties have invested significantly in tenant improvements, creating bespoke showrooms in each of our facilities, which we believe contributes to increases in our lease renewal rates. Importantly, we believe the risk of disintermediation from other channels, such as online marketplaces, is mitigated because buyers in the home furniture, home décor and gift industries want to examine merchandise in-person to determine quality, craftsmanship and style, which must be done on-site with the product.

Formation in 2011

Showrooms that participate in the High Point Markets are located in approximately 180 buildings that are controlled by more than 100 owners throughout the city of High Point. Before International Market Centers, LP’s (“IMC LP”) formation in 2011, the Showplace, Market Square and International Home Furnishings Center buildings that IMC LP acquired in 2011 were owned by the three largest High Point showroom landlords. During the difficult economic environment in 2007 and 2008, the fragmented ownership in the High Point Markets led to downward pricing pressure. The Showplace buildings were placed in receivership in 2009 following payment defaults on the buildings’ underlying mortgage loans. Similarly, the Market Square buildings were placed into receivership in November 2010.

In the early 2000s, a group of real estate developers (World Market Center Venture, LLC) began the development of the Las Vegas Property to create an alternative to the High Point Markets. Building A of the Las Vegas Property opened in 2005 and was followed by buildings B and C, which opened in 2007 and 2008, respectively. Fueled by strong credit markets, the group leading the development of the Las Vegas Property incurred very high debt levels to fund the development. The Las Vegas Property, which opened shortly before the recession, struggled to reach planned occupancy levels due to the economic decline and a failure to attract key tenants from the High Point Markets. These factors led to financial distress for the Las Vegas Property. Commencing in April 2010, the owners of buildings A and B of the Las Vegas Property entered into forbearance agreements with their loan servicers following defaults on the buildings’ underlying mortgage loans and in April 2011, receivers were appointed for these two buildings.

In 2011, funds affiliated with Bain Capital Partners, LLC (“Bain Capital”) and an entity affiliated with Oaktree Capital Management, L.P. (“Oaktree” and, together with Bain Capital, the “Sponsors”) and their partners formed IMC LP to acquire the entities that owned the Properties. In May and July 2011, IMC LP purchased the High Point Property and the Las Vegas Property and negotiated favorable loan modifications with the receivers of the buildings then in receivership, at which point, the receiverships were dismissed.

IMC LP acquired the Properties to operate them as a single integrated business. We believe that, as a result of this combination, we have created a new business with the ability to serve our tenants and their customers in new and more compelling ways.

Progress Since 2011

In High Point, our ownership of the majority of the showroom space enabled us to create an attractive platform for us and for our tenants. Average rental rates in our High Point Property increased from $13.50 per square foot as of January 1, 2012 to $15.84 per square foot as of March 31, 2015. This increase has been driven by a 6.7% average re-leasing spread with respect to lease agreements that expired during this 39-month period. These lease agreements accounted on average for approximately 29% of our square footage during that period.

We have re-positioned the Las Vegas Markets since taking ownership. Instead of seeking to provide an alternative to the High Point Markets, we have invested in driving a unique set of primarily Western U.S. buyers to the Las Vegas Markets and positioned our Las Vegas Markets as complementary to the High Point Markets for home furniture. In 2014, the Las Vegas Markets attracted approximately 85% of their domestic buyers from states west of the Mississippi River, a region that represented approximately 40% of all home furniture sales in 2014 in the United States based on data published by Furniture Today. In addition, approximately 90% of the home furniture and home décor buyers that attend our Las Vegas Markets are unique relative to the High Point Markets, providing significant incremental opportunity for tenants seeking national distribution. Our efforts to re-position the Las Vegas Markets with respect to the High Point Markets included, among other initiatives, cross-selling key High Point tenants by highlighting the benefit of reaching a national audience with a presence in both Markets. It also involved updating our leasing materials to focus on the value of reaching a unique Western U.S. buyer base rather than positioning Las Vegas as the future of the home furniture showroom industry. We significantly increased the volume of retailer outreach to Western U.S. buyers compared to other regions to direct a Western U.S. audience to the Las Vegas Markets. In response to this re-positioning, our occupancy for home furniture permanent space has increased approximately 40% from approximately 1.5 million square feet on January 1, 2012 to approximately 2.1 million square feet on March 31, 2015. In addition, key tenants from High Point now maintain showroom space in both locations, and we expect to continue to utilize our relationships in High Point to cross-sell our Las Vegas Property.

In our Las Vegas Property, we also invested to re-merchandise the space, relocating tenants by product category, creating dedicated home décor and gift “neighborhoods” within our buildings that group similar exhibitors with similar and complementary products near one another. We have invested approximately $47 million in our Las Vegas Property, primarily to re-merchandise the showroom space and develop a strong and growing Western U.S. home décor and gift Market. We have further supported this growth area with key investments and resource support. For example, we have: (i) hired a highly experienced home décor and gift leasing team; (ii) increased the occupancy of the home décor and gift exhibitor space from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.3 million occupied square feet for our Market in January 2015; and (iii) increased home décor and gift buyer attendance 111% from the Market in January 2012 to our Market in January 2015, due to the increase in the number of tenants in our Properties and to our direct marketing efforts. The co-location of the home furniture, home décor and gift Markets has made the Las Vegas Markets a complete destination for products across the home furniture, home décor and gift industries. We believe this structure enhances our tenants’ experience at our Las Vegas Markets as many buyers cross-shop among these complementary product lines and categories.

Overview of the Home Furniture, Home Décor and Gift Industries in the United States

The retail value of the U.S. home furniture industry (including mattresses) was estimated to total approximately $96 billion in revenue in 2014 according to Furniture Today, the retail value of the U.S. home décor industry was estimated to total approximately $61 billion in revenue in 2014 according to Home Accents Today, and, according to IBISWorld, the U.S. gift industry generated approximately $19.4 billion in sales in 2014 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). Buyers at Markets represent a wide array of re-sellers of merchandise, including traditional home furniture and home décor retail stores, department stores, interior designers and homebuilders as well as other, less traditional furnishings re-sellers, including wholesale clubs, internet/catalog retailers, office supply companies, rent-to-own stores, gift stores, museum shops and specialty décor retailers, such as lighting stores and floor covering retailers. Product manufacturers and suppliers within the home furniture, home décor and gift industries reach these buyers primarily by participating in Markets and showcasing product samples in a customized showroom setting. Some manufacturers and suppliers of home furniture, home décor and gift products also utilize a direct sales force to visit retail locations and showcase products via catalogs and general trade advertising.

We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home & Gift Market at the Dallas Market Center and NY NOW are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo, Mississippi operates purely as a home furniture Market and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provides outdoor and casual furnishings. Within this context, our Markets compete with different events and locations depending on the product category.

(1)	Estimated for the year 2014 (including mattresses), according to Furniture Today.
(2)	For the year 2014, according to Home Accents Today.
(3)	For the year 2014, according to IBISWorld.
(4)	According to management estimates.

Home Furniture Markets

We operate in the two largest U.S. home furniture Markets, High Point and Las Vegas. Our High Point Property and Las Vegas Property collectively represent approximately 7.3 million rentable square feet in home furniture showroom space, with approximately 4.9 million rentable square feet on our home furniture floors within our High Point Property and approximately 2.4 million rentable square feet on our home furniture floors within our Las Vegas Property. Other home furniture Markets in the United States are smaller venues with niche offerings and include the Tupelo Furniture Market in Mississippi, focused on upholstered furniture, and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois, providing outdoor and casual furnishings.

We believe that the U.S. home furniture industry has remained stable through economic cycles. According to home furniture sales data from the U.S. Bureau of Economic Analysis, for the 43-year period from 1970 through 2013, the U.S. home furniture industry has grown at a compounded rate of 5.7% and has shown positive growth in 38 of those years. The U.S. home furniture industry experienced year-over-year sales declines of only 3% during the 1982 recession and of 8.0% and 10.2% during the recession in 2008 and 2009, respectively.

Because the housing market is an underlying driver of home furniture sales, the collapse of the housing market during the most recent recession in 2008 and 2009 had a particular impact on the U.S. home furniture industry. As the housing market recovers, we believe that the U.S. home furniture industry will benefit from future growth in such market. For detailed information regarding year-over-year changes in sales for the U.S. home furniture industry from 1970 to 2013 as reported by the U.S. Bureau of Economic Analysis, see the table under “Industry Overview—Home Furniture Markets.”

Home Décor and Gift Markets

The landscape for the home décor and gift Markets is more fragmented than the home furniture Markets. In the Eastern United States, there are two major home décor and gift Markets, The Atlanta International Gift & Home Furnishings Market and NY NOW. The Atlanta International Gift & Home Furnishings Market offers approximately 4.6 million rentable square feet, of which approximately 4.0 million is allocated to home décor and gift products across permanent and temporary showroom space. It is held each January and July at AmericasMart, a 7.7 million gross square foot facility that also hosts numerous apparel shows. NY NOW is held each February and August at The Javits Center and Pier 94, which represent approximately 893,000 combined gross square feet of temporary showroom space.

In the Western United States, the home décor and gift Markets are dispersed with select larger Markets and numerous smaller regional Markets. The Dallas Total Home & Gift Market is held four times each year and offers both permanent and temporary showroom space in the Dallas Market Center, an approximately 5.0 million gross square foot facility that also hosts numerous apparel Markets. Our Las Vegas Markets have approximately 1.9 million rentable square feet dedicated to the home décor and gift industries within the 4.6 million rentable square foot Las Vegas Property.

The map below shows home décor and gift Markets held in states west of the Mississippi River with greater than 100,000 rentable square feet of permanent or temporary showroom space dedicated to these industries, highlighting the fragmentation within this region.

We have increased the occupancy of our home décor and gift exhibitor space for the Las Vegas Markets from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.3 million occupied square feet for our Market in January 2015. Through the increase in the number of tenants in our Properties and our direct marketing efforts, we have also increased home décor and gift buyer attendance at our Las Vegas Markets 111% from the Market in January 2012 to our Market in January 2015 and established our Las Vegas Markets as a major home décor and gift marketplace. The unique co-location of home décor and gift showroom space with home furniture showroom space has made the Las Vegas Markets a complete destination for the home furniture, home décor and gift industries. We believe this co-location has enhanced our tenants’ and their customers’ experience at our Las Vegas Markets as many of our tenants’ customers cross-shop among these complementary product lines and categories.

Business and Growth Strategies

Our primary business objective is to maximize total return for our stockholders. To accomplish this goal, we are focused on creating value for our tenants and their customers who attend our Markets. We continue to invest our expertise and resources in initiatives that we believe will result in a better buyer experience and ultimately more opportunities for our tenants to generate strong returns on their showroom investments. We intend to pursue the following business and growth strategies.

Deliver Premium Value to Our Tenants in High Point

As of March 31, 2015, our High Point Property average rental rate was $15.84 per square foot, compared to average rental rates of $14.03, $14.67 and $15.74 as of December 31, 2012, 2013 and 2014, respectively. We have achieved re-leasing spreads of 1.8%, 2.8%, 13.9% and 8.7% for the years 2012, 2013 and 2014 and the three months ended March 31, 2015, respectively. The 2013 re-leasing spread excluding a strategic contract renewal with a key anchor tenant was 7.4%. We believe there is an opportunity to increase rental rates in our High Point Property above the weighted average annual rental rate escalators of 3.2%, embedded in multi-year leases currently in effect in our High Point Property, because of the value delivered to our tenants in High Point as evidenced by the following four key factors.

•	The High Point Markets have been the primary home furniture Markets for over 100 years, are known as the “Furniture Capital of the World” and both home furniture manufacturers and suppliers and their customers recognize the value of having a presence at these Markets.

•	We continue to add value to our High Point Property and have invested approximately $33 million since 2011 to enhance the experience for our tenants and their customers by creating distinct neighborhoods and investing in facilities and signage. In addition, our marketing team has implemented a comprehensive marketing campaign highlighting our High Point Property and existing tenants to attract home furniture buyers to our buildings. We also offer on-site amenities for buyers, including educational seminars and food court areas.

•	Our portfolio offers current tenants and prospective tenants access to the highest concentration of premium showroom space in the High Point Markets. The 14 buildings comprising our High Point Property are located in the core downtown market district and we believe represent approximately 88% of the highest quality showroom property in the High Point Markets. Coupled with our investments to improve the quality of our tenants’ and their customers’ experience at our High Point Markets, we believe the location and quality of our High Point Property offer exhibitors a higher value relative to other available home furniture showroom space which allows us to achieve higher rental rates than most of our competitors in High Point.

•

Since 2011, we have invested considerably in our High Point Property to build scale and operational capabilities that increase the value of our High Point Markets for both our tenants and their customers. The critical mass of buyers that visit our tenants’ showrooms is one of the factors that make our Markets compelling to our tenants. This strategy has resulted in increased rental rates at our High Point Property. Our ownership of a majority of the High Point showroom space enables us to implement a rationalized rental rate structure for our tenants located in our High Point Property based on the location and quality of each individual showroom space. Accordingly, we believe there is room for continued rental rate growth in our High Point Property.

Continue to Grow the Re-positioned Las Vegas Home Furniture Markets

Since 2011, we have re-positioned the Las Vegas Markets as complementary to the High Point Markets. In particular, the universe of buyers who attend the Las Vegas Markets is distinctly different than the universe of buyers who attend the High Point Markets. The Las Vegas Markets provide significant opportunity for our High Point Property tenants seeking national distribution and exposure to incremental potential customers as approximately 85% of the domestic buyers who attended the Las Vegas Markets in 2014 came from states west of the Mississippi River. In addition, approximately 90% of the home furniture and home décor buyers that attend our Las Vegas Market are unique relative to the High Point Markets. We will continue to seek cross-sell prospects from the High Point Property who do not yet participate in the Las Vegas Markets.

We also invested in relocating tenants by product category in our Las Vegas Property. This relocation increased the concentration of tenants and products in buildings A and B while also allowing us to strategically locate tenants into distinct neighborhoods, which creates an improved shopping experience for buyers. As a result of this strategy, occupancy in buildings A and B combined was approximately 68%, 73%, 86% and 92% as of January 2012, January 2013, January 2014 and January 2015, respectively. Given this increased occupancy rate, we can focus on improving tenant mix and increasing rental rates.

In addition, as a result of these cross-selling and re-positioning efforts, our occupied home furniture dedicated space at our Las Vegas Property reached 1.5 million square feet, 1.8 million square feet, 2.0 million square feet and 2.0 million square feet as of January 2012, January 2013, January 2014 and January 2015, respectively. We believe that we have the opportunity to increase both our Las Vegas Property total occupancy rates and average rental rates over time.

Grow Our Western U.S. Home Décor and Gift Markets to Create a Total Home Destination

The landscape of the home décor and gift Markets in the Western United States is highly fragmented, with numerous smaller Markets that we believe lack a critical mass of exhibitors. Since 2011, we have successfully built the home décor and gift exhibitor space in the Las Vegas Markets to compete with these smaller Markets and provide a more complete product offering to Western U.S. buyers in these categories.

In order to build our home décor and gift exhibitor space, we invested to re-merchandise our Las Vegas Property creating dedicated and contiguous home décor and gift neighborhoods. In addition, we hired a highly experienced home décor and gift leasing team in 2012. This leasing team achieved total occupied square feet in the home décor and gift exhibitor space at our Las Vegas Property of 0.8 million square feet, 1.0 million square feet, 1.2 million square feet, and 1.3 million square feet as of January 2012, January 2013, January 2014 and January 2015, respectively. As a result of the concentration of tenants and products coupled with our innovative marketing techniques, home décor and gift buyer attendance at our Market in January 2015 increased by 111% relative to such attendance at our Market in January 2012. This increase includes a 25% increase from our Market in January 2012 to our Market in January 2013, and a 73% increase from our Market in January 2012 to our Market in January 2014. We believe our leasing efforts in these categories have positioned the Las Vegas Markets as a complete destination for products across the home furniture, home décor and gift industries. We believe this structure enhances the Las Vegas Markets experience as many buyers cross-shop among these complementary product lines and categories. We intend to continue to create value for our tenants and their customers as we add new exhibitors in the home décor and gift industries. We believe this will lead to further occupancy and rental rates increases, on top of the rent growth that is embedded in our current leases in the form of rental rate escalators.

Pursue Additional Revenue Opportunities Consistent with our Business Model

We plan to continue to evaluate expansion, both organically, as we have done in the home décor and gift Markets, and through acquisitions, as in the activities that led to IMC LP’s formation in 2011. We believe there are potential expansion opportunities in certain furnishings verticals, such as housewares, hospitality, office, casual and outdoor furniture industries.

On January 16, 2015, we acquired the C&D Building, a furniture showroom building in High Point, North Carolina with approximately 0.3 million gross square feet, for an aggregate purchase price of $11.3 million (including $0.2 million of cash acquired) funded with available cash on hand. The C&D Building represents the 14th building in our High Point Property further establishing our leadership in the High Point Markets. The acquisition of this building is expected to increase buyer traffic flow among the buildings that comprise the High Point Property.

In addition to our existing Properties, we own 29 acres of undeveloped land adjacent to our Las Vegas Property. This additional land provides us with the strategic opportunity to increase available showroom space in the Las Vegas Markets, which would allow us to enter into additional industry verticals. Finally, we believe there are opportunities to deliver a similar value proposition in select international venues which have yet to establish formalized home furniture, home décor and gift Markets. We believe the opportunity exists to partner with or acquire local operators and developers in these international Markets.

Our Competitive Strengths

We believe the following strengths differentiate us from both other real estate owners and tradeshow operators and position us for sustainable growth as a public company.

Markets Are Essential to the Industries We Serve

The home furniture, home décor and gift manufacturing industries are highly fragmented. For example, we believe there are approximately 5,000 distinct manufacturers of products and approximately 60,000 distinct buyers in the home furniture industry. We believe consolidation among manufacturers in these industries is unlikely given the limited capital requirements, low barriers to entry and the absence of significant economies of scale.

We believe that Markets provide a critical and irreplaceable forum for the home furniture, home décor and gift industries to transact business. Markets are a cost efficient venue offering the convenience of a single, large gathering of industry buyers and sellers thus creating a critical mass for participants to maximize their return on time and investments. Home furniture manufacturers and dealers that participated in Markets in 2010 and that were interviewed for the Stax Survey indicated they generate approximately 75% of their annual revenue from orders received or from interactions at Markets generally. In addition, according to a survey conducted in 2014 by Gift and Decorative Accessories Magazine, gift buyers consider Markets and tradeshows as a very important source of new products. Also, due to the highly tactile nature of the products (buyers typically need to physically assess a product prior to making a purchasing decision), we believe Markets are not at risk of disintermediation from other channels.

We Have a Leadership Position in our Industry

We are the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. This position makes our Markets more efficient for both our tenants and their customers. We own and operate 17 buildings and three exhibition pavilions encompassing 12.1 million gross square feet (10.0 million rentable square feet) of showroom space for the home furniture, home décor and gift industries in High Point and Las Vegas that are strategically located in the Eastern and Western United States. We own 6.7 million gross square feet (5.4 million rentable square feet), or 59%, of the total available gross square feet of showroom space in High Point, which is often referred to as the “Furniture Capital of the World.”

Additionally, we believe we own approximately 88% of the highest-quality showroom space in the High Point Markets. We own 5.4 million gross square feet (4.6 million rentable square feet), or 100%, of the total available gross square feet of showroom and exhibition space in the Las Vegas Markets, which offer world-class infrastructure and amenities. The Las Vegas Property was developed at a cost of approximately $860 million.

Tenants recognize Markets as essential to competing in their respective industries, and we own substantially more total square footage and more home furniture-dedicated showroom space than any of our competitors. Our tenants include leaders in their respective industry segments, such as Ashley Furniture, Klaussner Furniture and La-Z-Boy, that utilize our Markets to effectively showcase their products to their industries’ most important buyers, including Mattress Firm, Restoration Hardware, Rooms to Go and Williams Sonoma Home.

Our significant real estate ownership in the High Point Markets and our 100% ownership in the Las Vegas Markets provide us significant flexibility to execute our growth strategy. We believe our High Point Property serves as the center of the home furniture industry and, while the Las Vegas Property was originally built as an alternative to the High Point Markets, we have re-positioned our Las Vegas Property to complement our High Point Property by becoming the premier home furniture market for the Western United States. In addition, we have positioned our Las Vegas Markets as the major home décor and gift Markets in the highly fragmented home décor and gift Markets in the Western United States by relocating home décor and gift industry tenants in a concentrated fashion to create home décor and gift neighborhoods. While many of our tenants maintain a presence in both High Point and Las Vegas, there is limited overlap among the buyers who participate in the Las Vegas Markets and High Point Markets. Approximately 85% of the domestic buyers who attended the Las Vegas Markets in 2014 were from states west of the Mississippi River. In addition, approximately 90% of the home furniture and home décor buyers that attend our Las Vegas Markets are unique versus the High Point Markets, which we believe drives the need for manufacturers to lease space in both Las Vegas and High Point in order to reach a national audience.

Strong Operational Capabilities

Since 2011, we have assembled an experienced senior management team led by our chief executive officer, Robert Maricich, a 39-year veteran of the furnishings and exhibitions industries who maintains strong, long-term relationships with a broad range of our tenants and key industry players. Our remaining senior management team members have significant experience in their respective disciplines, providing us with in-house expertise and resources in lease administration, accounting, financing, acquisitions, marketing, asset and property management, event production and hospitality, and human resources. In addition, we have a 36-person leasing team with deep industry relationships and an average of approximately 17 years of experience across the home furniture, home décor and gift exhibitions industries. Because of the operationally intensive nature of hosting Markets, we also employ a 78-person full time operations team, which we supplement during Markets with approximately 1,400 additional temporary workers. Together, this team creates a platform that is highly scalable. See “Management” for further information regarding our executive officers and other key members of our management.

Driving attendance of buyers that are relevant to our tenants is a key to our success because our tenants’ success at our Markets is dependent upon buyers visiting their showroom space to purchase their products. We employ a team of 40 professionals who execute comprehensive marketing programs to increase buyer attendance at our Markets. These professionals have established strong relationships with both tenants and buyers. Our marketing efforts also include creating and maintaining a database of past, current and prospective buyers in the United States and abroad. We contact more than 200,000 buyers for our Las Vegas Markets through direct mail, email and personal live outreach from a dedicated call center and have found these strategies work to increase buyer attendance at our Markets. For example, we increased home décor and gift buyer attendance at our Las Vegas Markets by 111% from the Market in January 2012 to our Market in January 2015.

In High Point, a government-funded organization, the High Point Market Authority, is responsible for hosting the High Point Markets and marketing the events to buyers along with on-site market logistics (such as registration, transportation, entertainment and security). We supplement the High Point Market Authority’s marketing efforts with our own comprehensive outreach to buyers to promote our High Point Property and generate a high-value flow of buyers for our tenants. This comprehensive outreach to buyers includes brand building and awareness vehicles such as sponsoring industry-related conferences and events, social media, web-based advertising, advertising in trade publications and direct marketing to buyers. We believe we provide the most comprehensive marketing plan of any landlord in High Point due to our size and resources.

Stable Business Model With Embedded Growth

We typically enter into multi-year leases with our tenants, and such leases generated approximately 83% of our revenue in 2014. Multi-year leases currently in effect have a weighted average term (based on revenue) of approximately 4.5 years. As of December 31, 2014, leases covering approximately 2.0 million square feet, representing 25% of our annualized contract rent, expire within the next 12 months, leases covering approximately 1.2 million square feet, representing 17% of our annualized contract rent, expire between 12 and 24 months, and leases covering approximately 1.8 million square feet, representing 24% of our annualized contract rent, expire between 24 and 36 months. Our multi-year leases generally include annual rental rate increases. Leases currently in effect have a weighted average annual rent escalators of 3.6% on the remaining term. This represents a significant and contracted source of internal revenue growth for us.

Also, our tenants invest their own capital in customizing their showroom rental space and are generally motivated to renew leases upon expiration. For example, tenants, such as Ashley Furniture Industries, Broyhill Furniture Industries, Hooker Furniture and La-Z-Boy have each leased showroom space in buildings that now comprise our Properties for more than 20 years. In 2014, leases representing 29% of our occupied square footage expired or the tenants under them opted for early renewal and 95% of such showroom space was renewed. Our high renewal rate and the significant capital expenditures by our tenants in their showrooms help limit our capital expenditures, which averaged only approximately $2.65 per square foot in 2014.

Approximately 9% of our 2014 revenue was generated from short-term leases (including temporary space). In our Las Vegas Property we offer approximately 0.3 million rentable square feet of space for temporary exhibitors who lease this space on a short-term basis for use during our Markets similar to how space is leased by tradeshow companies. Two of our showroom properties in High Point, containing approximately 0.3 million square feet, feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space pursuant to a longer term lease. We believe this temporary space in Las Vegas and High Point is also regarded by buyers as the best opportunity to see new manufacturers with innovative products, which attracts buyers to our buildings and therefore allows us to command premium rental rates in these areas.

The majority of our cost base is fixed, and expenses are not expected to increase significantly in order to achieve our growth objectives. We achieved an Adjusted EBITDA margin of 48.4% for the three months ended March 31, 2015 and 50.7%, 49.1% and 46.0% for the years ended December 31, 2014, 2013 and 2012, respectively. We believe that our highly scalable cost structure will allow us to continue to generate strong operating results. Adjusted EBITDA margin is not a measure of financial performance under GAAP. For a definition of Adjusted EBITDA margin and a reconciliation of that non-GAAP measure to our GAAP measure for those periods, see “—Summary Consolidated Financial and Other Operating Data.”

We have over 800 distinct permanent tenants, with no single tenant accounting for more than 3% of our rental revenues. Our top five tenants represented approximately 8% of our 2014 permanent rental revenue and our next 15 top tenants represented approximately 11% of such revenue in the same period. Our highly diversified tenant base minimizes our customer concentration risk and provides us with negotiating leverage.

Flexible Capital Provides Opportunities for Disciplined Growth

Upon the completion of this offering after giving effect to the use of proceeds therefrom, we expect to have total outstanding debt of $420.4 million, including $399.4 million under our first lien term loan facility and $21.0 million under our $50 million revolving credit facility. Our first lien term loan facility matures on August 15, 2020 and our revolving credit facility matures on August 15, 2019. Upon the completion of this offering after giving effect to the use of proceeds therefrom, we expect our total debt-to-consolidated EBITDA (as defined under our senior secured credit facilities) to be 5.0x. See “—Refinancing Transactions” and “Use of Proceeds.” As a public company, we plan to utilize multiple sources of capital, which will allow us to pursue opportunistic acquisitions and other opportunities at attractive levels.

Our Portfolio

The following table provides an overview of our Properties as of March 31, 2015. All of our buildings were acquired as of May 2, 2011, except the Showplace buildings in High Point (Showplace, Showplace West, Hamilton 200, Hamilton 320 and Hamilton 330), which were acquired on July 29, 2011, and the C&D Building, which was acquired on January 16, 2015. We have fee title to the Properties, except for the Commerce wing of the International Home Furnishings Center in High Point, which is subject to a ground lease. See “Business—Our Portfolio.”

		As of March 31, 2015
Property	Street Address	RSF, Permanent Space Only(1)	Number of Leases
High Point, North Carolina(2)
International Home Furnishings Center(3)	209-211 S. Main Street	2,615,115	313
National Furniture Mart	200 S. Main Street	262,075	12
Furniture Plaza	210 S. Main Street	295,373	27
Plaza Suites	222 S. Main Street	383,563	14
South Main	300 S. Main Street	29,653	2
Historic Market Square	200 W. Commerce Avenue	398,765	51
Market Square Tower	317 W. High Avenue	140,643	43
Market Square Suites	305 W. High Avenue	11,866	3
Hamilton Market	101 N. Hamilton	89,526	1
Showplace	211 E. Commerce Avenue	396,032	71
Hamilton 200	200 N. Hamilton Street	227,464	20
Hamilton 320	320 N. Hamilton Street	12,466	3
Hamilton 330	330 N. Hamilton Street	56,502	—
Commerce & Design	201 W. Commerce Avenue	220,402	32

Las Vegas, Nevada
World Market Center Building A	495 S. Grand Central Parkway	1,143,914	228
World Market Center Building B	475 S. Grand Central Parkway	1,341,100	215
World Market Center Building C	455 S. Grand Central Parkway	1,770,210	314
World Market Center garage	320 S. Grand Central Parkway	(4)
World Market Center pavilions	209 S. Grand Central Parkway	(5)

Total		9,394,669	1,349

(1)	Represents rentable square feet available for long-term leases and does not include approximately 0.3 million rentable square feet and approximately 0.3 million rentable square feet of showroom space available to temporary users in High Point and Las Vegas, respectively, as of March 31, 2015. See “Business—Description of Our Portfolio.”
(2)	We also own the Showplace West Building in High Point, which is an eight-story vacant building previously used as commercial office space.
(3)	The Commerce wing of the International Home Furnishings Center is 692,996 rentable square feet.
(4)	The World Market Center garage is a free-standing parking structure with approximately 3,600 spaces available to tenants, attendees and visitors.
(5)	The World Market Center pavilions are an approximately 350,000 rentable square foot space for temporary exhibitors and other events.

Restructuring Transactions

We are a Maryland corporation that was formed by IMC LP in anticipation of this offering to operate as a REIT and to succeed in the ownership of the properties and businesses conducted by wholly-owned subsidiaries of IMC LP, IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC (the “Predecessor REIT Subsidiaries”), and IMC Manager, LLC, which managed the day-to-day operations of the Predecessor REIT Subsidiaries and their subsidiaries (collectively, the “Predecessor Group”).

Immediately prior to the consummation of the Refinancing Transactions referred to herein, on August 15, 2014, through a series of transactions, IMC LP caused each of the Predecessor REIT Subsidiaries to merge into IMC, with IMC surviving the merger, and IMC LP continuing as IMC’s sole common stockholder. IMC also caused a wholly-owned subsidiary of IMC to merge with and into IMC Manager, LLC, with IMC Manager, LLC surviving the merger as a subsidiary of IMC, and the interests of IMC LP in IMC Manager, LLC being canceled. Additionally, IMC caused certain of its wholly-owned taxable REIT subsidiaries (each, a “TRS”) to merge with and into IMC TRS, LLC. These transactions were consummated as mergers among subsidiaries of a common parent without consideration. Following the mergers, the Predecessor REIT Subsidiaries ceased to exist and IMC succeeded in the ownership of the properties and businesses that had been operated by the Predecessor REIT Subsidiaries. Until the consummation of this offering, IMC LP will continue to be IMC’s sole common stockholder. Each of the four Predecessor REIT Subsidiaries had been operated as a REIT for U.S. federal income tax purposes and IMC is expected to be treated for U.S. federal income tax purposes as the successor to these entities. We have elected to qualify to be taxed as a REIT for U.S. federal income tax purposes and expect to continue to operate in a manner that will allow us to continue to be classified as such. IMC Manager, LLC has elected to be treated as a corporation for U.S. federal income tax purposes and has elected to be treated as a TRS.

Immediately following these mergers, we contributed substantially all of our assets to our Operating Partnership through which we now conduct our operations. Pursuant to the agreement of limited partnership of the Operating Partnership, IMC OP GP, LLC, our direct, wholly-owned subsidiary, serves as the sole general partner of the Operating Partnership, and we are the sole initial limited partner. Prior to the consummation of this offering, we will enter into an amended and restated agreement of limited partnership pursuant to which we will be obligated to contribute the net proceeds of any offering of our capital stock as additional capital to our Operating Partnership in exchange for additional limited partnership units in the Operating Partnership. In this prospectus, we collectively refer to the transactions described above as the “Restructuring Transactions.”

Concurrently with the consummation of this offering, we intend to redeem 125 shares of our preferred stock held by non-affiliated parties that were issued at the consummation of the Restructuring Transactions to enable us to meet one of the requirements for qualification and taxation as a REIT. This preferred stock was issued in exchange for preferred stock held by the non-affiliated parties in one of the Predecessor REIT Subsidiaries prior to the Restructuring Transactions and in accordance with the documents governing such preferred stock. Following the consummation of this offering, no shares of preferred stock will be outstanding.

Following completion of this offering, IMC LP will own approximately 76.8% of our outstanding common stock (or 74.2% if the underwriters exercise their option to acquire up to 1,725,000 additional shares of our common stock) and investors in this offering will own the remaining 23.2% (or 25.8% if the underwriters exercise their option to acquire up to 1,725,000 additional shares of our common stock). IMC LP is controlled by funds affiliated with Bain Capital, which own approximately 47.3% of IMC LP, and an entity affiliated with Oaktree, which owns approximately 47.4% of IMC LP. See “—Our Sponsors.”

Ownership and Structure After the Restructuring Transactions and the Offering

The following diagram depicts our ownership structure upon the completion of the Restructuring Transactions consummated on August 15, 2014 and this offering. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

*	Ownership percentages in our Operating Partnership reflect the issuance and full conversion of an aggregate of approximately 1.6 million of long term incentive partnership units (“LTIP units”) to be granted to our management team and certain former officers under the 2015 Incentive Plan (as defined herein) in connection with the completion of this offering. The LTIP units will be only partially vested as of the date of grant. The unvested portion of the LTIP units will be subject to certain time and, in some cases, performance vesting conditions, in each case as specified in the award. Furthermore, certain of the LTIP units will have a “hurdle rate” pursuant to which the LTIP unit will only participate in value above the hurdle rate that applies to such unit. The 1.6 million LTIP units represent the maximum number of LTIP units subject to such awards that may be earned, assuming the highest performance hurdles are achieved and all of the LTIP units subject to such awards ultimately vest. Vested LTIP units may be converted into common units in our Operating Partnership and, ultimately, at our option, be exchanged for cash or shares of our common stock on a one-for-one basis. See “Executive Compensation” and “Description of Partnership Agreement of IMC OP, LP—LTIP Units.”

UPREIT Structure

Because we hold our assets through our Operating Partnership in which our wholly-owned subsidiary, IMC OP GP, LLC, holds the general partnership interest and we hold limited partner interests generally based on the value of capital raised through sales of our capital stock, we are considered an “Umbrella Partnership Real Estate Investment Trust,” or an UPREIT. Using an UPREIT structure may give us an advantage in acquiring properties from persons who may not otherwise be willing to sell their properties to us because of unfavorable tax results. Generally, a sale or contribution of property directly to a REIT is a taxable transaction to the selling property owner. In an UPREIT structure, a property owner who desires to defer taxable gain on the transfer of the owner’s property may contribute the property to the UPREIT in exchange for limited partnership units in our Operating Partnership, each of which will be redeemable for a cash amount equivalent to the fair market value of one share of our common stock or, at our election, one share of our common stock, and defer taxation of gain until (1) the seller later exchanges the units in our Operating Partnership on a one-for-one basis for REIT shares or for cash pursuant to the terms of the amended and restated limited partnership agreement of our Operating Partnership or (2) the UPREIT sells the property.

Our Sponsors

Bain Capital, LLC is a global private investment firm that, together with its affiliates (including Bain Capital Partners, LLC), manages several pools of capital including private equity, venture capital, public equity, credit products and absolute return investments. Founded in 1984, Bain Capital, LLC pioneered a consulting-based approach to private equity investing, partnering with management teams to build better businesses and improve their operations. Since its inception, Bain Capital, LLC has made private equity, growth, and venture capital investments in a variety of industries around the world. Headquartered in Boston, Bain Capital has offices in New York, Chicago, Palo Alto, London, Luxembourg, Munich, Melbourne, Hong Kong, Shanghai, Tokyo and Mumbai.

Oaktree is a leader among global investment managers specializing in alternative investments. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 900 employees and offices in 17 cities worldwide.

You should understand that all investments, including real estate investments, involve risks, including the risks identified under “Risk Factors—Risks Related to Our Business and Operations.” Among these risks are those relating to the inability to lease vacant space and renew leases as they expire, tenant underperformance or default, and the risks relating to the illiquid nature of real estate and of fluctuating real estate values. In particular, prior to the Sponsors’ formation of IMC LP, the entities that owned the buildings that compose the High Point Property and the Las Vegas Property experienced financial distress as a result of the recession in 2007 and 2008. The financial position of these entities in early 2011 led to the formation of IMC LP by our Sponsors and the acquisition of such entities by IMC LP. See “—Formation in 2011.”

Refinancing Transactions

On August 15, 2014, our Operating Partnership entered into senior secured credit facilities, which are comprised of a $405 million first lien term loan facility, a $50 million first lien revolving credit facility and a $125 million second lien term loan facility. Our Operating Partnership used the borrowings under the first lien term loan facility and the second lien term loan facility, together with cash on hand, on August 15, 2014, to repay all of the outstanding borrowings under, and terminate, the then existing mortgage based loans. As of March 31, 2015, $21 million was drawn under our revolving credit facility. In this prospectus, we refer to the refinancing transactions described above as the “Refinancing Transactions.” See “Capitalization” and “Unaudited Pro Forma Consolidated Financial Information.”

The first lien term loan facility matures on August 15, 2020 and the second lien term loan facility matures on August 15, 2021 and bear interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 4.25% per annum and 7.75% per annum, respectively, or an alternative base rate plus 3.25% per annum and 6.75% per annum, respectively. The revolving credit facility matures on August 15, 2019 and bears interest initially, at our option, at an adjusted LIBOR plus 3.25% per annum or an alternative base rate plus 2.25% per annum.

The senior secured credit facilities are guaranteed by IMC and by all subsidiaries of our Operating Partnership at the time of this offering and are secured by substantially all tangible and intangible assets of the Operating Partnership and the subsidiary guarantors, subject to customary exceptions. These facilities include customary financial and negative covenants, including restrictions on our ability (i) to incur additional indebtedness, (ii) to incur liens, (iii) to engage in certain fundamental changes (including changes in the nature of the business, mergers, liquidations and dissolutions), (iv) to sell assets, make acquisitions, investments, loans and advances, (v) to pay certain subordinated indebtedness, (vi) to modify the terms of organizational documents, (vii) to engage in certain transactions with affiliates, and (viii) to enter into negative pledge clauses and clauses restricting subsidiary distributions. In addition, our senior secured credit facilities generally restrict our Operating Partnership’s ability to make distributions to us, and therefore our ability to make distributions to our equityholders. However, we are allowed to distribute an amount equal to 100% of our annual REIT taxable income. Furthermore, we are allowed to make the following additional distributions: (a) distributions in an amount not to exceed $10 million in any 12 consecutive calendar month period so long as no event of default is continuing under the senior secured credit facilities and no revolving loans are outstanding under our revolving credit facility, (b) distributions in an amount calculated at the time of the distribution that includes $35 million plus, so long as no event of default is continuing, 50% of our consolidated net income (measured as one accounting period from and after July 1, 2014), less the amount of any distributions previously made as distributions of our REIT taxable income and/or in reliance on the immediately preceding clause (a), and (c) distributions with certain proceeds from public offerings of our capital stock or limited partnership interests of our Operating Partnership that have not been used for other purposes as set forth under the senior secured credit facilities. See “Description of Indebtedness.”

The agreement governing our revolving credit facility requires that we maintain a total debt to consolidated EBITDA ratio initially of no more than 7.00 to 1.00 (with step-downs of less than 5.00 to 1.00 during the term of the agreement) on the last day of each fiscal quarter beginning with the fiscal quarter ending March 31, 2015, which test is only in effect when revolving loans, plus drawn and unreimbursed letters of credit, exceed 25% of the commitments under the revolving credit facility as of the last day of such fiscal quarter.

Affiliates of Oaktree are lenders under the senior secured credit facilities, and affiliates of certain of the underwriters participated as joint lead arrangers, joint bookrunners and lenders. See “Certain Relationships and Related Party Transactions” and “Underwriting.”

Benefits to Related Parties

In connection with this offering, IMC LP, which will own a majority of our stock following the completion of this offering, our Sponsors and certain of our directors and executive officers will receive material benefits described in “Certain Relationships and Related Party Transactions,” including the following:

•

In connection with this offering, we intend to enter into a stockholders’ agreement with IMC LP, the Sponsors and their affiliates. The stockholders’ agreement will require us to nominate a number of individuals designated by the Sponsors for election as our directors at any meeting of our stockholders (each, a “Sponsor Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors, the number of Sponsor Directors serving as directors of our company will constitute a majority of the board of directors (initially six), so long as IMC LP, the Sponsors or their affiliates beneficially own (directly or indirectly, without double-counting) 50% or more of, collectively, the total (i) outstanding shares of our common stock and (ii) common units of partnership interests in our Operating Partnership (together, the “Outstanding IMC Interests”). When IMC

LP, the Sponsors or their affiliates cease to beneficially own, collectively, at least 5% of the Outstanding IMC Interests, the Sponsors will no longer be entitled to designate a Sponsor Director and the stockholders’ agreement will no longer be in effect. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

•	In connection with the completion of this offering, we intend to enter into a registration rights agreement that will provide IMC LP and the Sponsors an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement will also provide that we will pay expenses relating to such registrations and indemnify the holders of registration rights against certain liabilities which may arise under the Securities Act of 1933, as amended (the “Securities Act”). See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

•	We intend to use a portion of the proceeds from this offering to distribute an aggregate of $9.3 million to IMC LP (x) to pay aggregate fees of $5.3 million to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree, and (y) to make a concurrent distribution equal to $4.0 million to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Advisory Agreement.”

•	We intend to use a portion of the proceeds from this offering to prepay and terminate our second lien term loan facility. Affiliates of Oaktree are lenders under our second lien term loan facility and, upon our repayment of borrowings under such facility with proceeds from this offering, will receive an aggregate of approximately $21.3 million, which is their pro rata share of repayments, including any prepayment penalties, as lenders under such facility. See “Certain Relationships and Related Party Transactions—Loans Under our Senior Secured Credit Facilities.”

•	We intend to enter into indemnification agreements with directors and executive officers at the completion of this offering, providing for procedures for indemnification by us to the maximum extent permitted by Maryland law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors. See “Certain Relationships and Related Party Transactions—Indemnification Agreements.”

•	Prior to the completion of this offering, we will adopt the International Market Centers, Inc. 2015 Incentive Plan (the “2015 Incentive Plan”), under which we may grant cash or equity incentive awards to our directors, officers, employees and consultants. Messrs. Maricich, Lacey and Eckman will receive 882,520, 201,373 and 163,016 LTIP units in our Operating Partnership under the 2015 Incentive Plan, respectively, in connection with the completion of this offering. The 882,520 LTIP units to be granted to Mr. Maricich include a number of LTIP units that will be based on the initial public offering price. Assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the variable LTIP units for Mr. Maricich are equal to 115,385 LTIP units. A $1.00 increase in the assumed initial public offering price of $13.00 per share, would decrease the number of variable LTIP units granted to Mr. Maricich by 8,242 LTIP units, and a $1.00 decrease, would increase the number of variable LTIP units granted to Mr. Maricich by 9,615 LTIP units. For more information about these awards and the LTIP units, see “Executive Compensation” and “Description of Partnership Agreement of IMC OP, LP—LTIP Units.”

Risk Factors

An investment in shares of our common stock involves a number of risks which are described in the “Risk Factors” section of this prospectus. If we are unable to effectively manage these risks, we may not meet our investment objectives and, therefore, you may lose some or all of your investment. Some of the more significant risks relating to our business, this offering and investment in our common stock include:

•	our inability to lease vacant space, renew leases or re-lease space as leases expire;

•	the bankruptcy, insolvency, or inability to pay rent of our tenants, who are in a competitive industry;

•	the loss of, or closure of showroom space by, one or more anchor tenants;

•	the entry into long-term non-cancelable leases that may not result in fair value over time;

•	our inability to achieve profitability;

•	the fixed costs associated with our Properties;

•	the concentration of our Properties in the showroom real estate sector and in the home furniture, home décor and gift industries as well as their geographic concentration of our Properties;

•	the loss of members of our senior management or our leasing and marketing professionals;

•	our dependence on external sources of capital to fund our growth strategy and refinance our indebtedness;

•	our substantial amount of indebtedness following this offering, which will consist of a total of $420.4 million of outstanding borrowings under our first lien term loan facility and our revolving credit facility;

•	IMC’s failure to meet the conditions for qualification as a REIT or thereafter maintain its status as a REIT;

•	the immediate and substantial dilution that investors in this offering will experience because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock following this offering;

•	our status as a “controlled entity,” which will qualify us for exemptions from certain corporate governance requirements, which we intend to rely on;

•	our status as an “emerging growth company” and the reduced reporting requirements applicable to us;

•	although we do not currently intend to pay distributions in excess of earnings and cash flow from operations, cash available for distribution to stockholders may be insufficient to pay dividends at expected levels, and we may be unable to make distributions in the future without incurring indebtedness; and

•	the absence of a current public market for our common stock, the failure to develop an active trading market for our shares and the likelihood of a substantial and quick decline of the market price of our shares.

Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the

JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2020. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

As a result of our status as an emerging growth company, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

REIT Qualification

We have elected to qualify to be taxed as a REIT for U.S. federal income tax purposes and expect to continue to operate in a manner that will allow us to continue to be classified as such. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To maintain REIT qualification, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax to the extent that we distribute our taxable income to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any TRS that we own will be subject to taxation at regular corporate rates. See “Material United States Federal Income Tax Considerations.”

Distribution Policy

The Internal Revenue Code of 1986, as amended (the “Code”), generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it distributes annually less than 100% of its REIT taxable income including capital gains. To satisfy the requirements for qualification as a REIT and avoid current entity level U.S. federal income taxes, we intend to make regular quarterly distributions of 100% of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Future distributions made by us, however, will be at the sole discretion of our board of directors.

We may not have sufficient liquidity to meet these distribution standards or may not be able to distribute 100% of our REIT taxable income for a variety of reasons, including because provisions of our proposed financing arrangements may limit our ability to make distributions in some circumstances. See “—Refinancing Transactions.” If we do not distribute 100% of our REIT taxable income, we will be subject to corporate income tax, including applicable alternative minimum tax, on our undistributed net taxable income. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors will review the alternative funding sources available to us from time to time.

Restrictions on Ownership of our Common Stock

Subject to certain exceptions, our charter provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate of the shares of our outstanding common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock, which we refer to as the “ownership limit,” and imposes certain other restrictions on ownership and transfer of our stock. We expect that, in connection with this offering, our board of directors will grant an exemption from the ownership limit to IMC LP, the Sponsors and their affiliates.

Our charter also prohibits any person from, among other things:

•	owning shares of our stock that, if effective, would cause us to constructively own 10% or more of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT;

•	owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons.

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations or the ownership limit (except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void ab initio and the intended transferee shall acquire no rights in such shares) will cause the number of shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trustee, appointed by us, as trustee of a trust for the exclusive benefit of one or more charitable beneficiaries designated by the trustee, and the intended transferee will not acquire any rights in the shares.

These restrictions are intended to assist with our REIT compliance under the Code and otherwise to promote our orderly governance, among other purposes. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Corporate Information

We are dual headquartered in Las Vegas, Nevada and High Point, North Carolina. Our principal executive offices in Las Vegas, Nevada are located at 475 South Grand Central Parkway, Suite 1615, Las Vegas, Nevada 89106 and our main telephone number at that location is (702) 599-9621. Our principal executive offices in High Point, North Carolina are located at 209 S. Main Street, High Point, North Carolina 27260 and our main telephone number at that location is (336) 888-3700. Our website address is www.imcenters.com. None of the information on our website or any other website identified herein is part of this prospectus.

The Offering

Common stock offered by us	11,500,000 shares

Common stock to be outstanding after this offering	49,600,000 shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $132.3 million (or approximately $153.2 million if the underwriters fully exercise their option to purchase additional shares), assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We will contribute the proceeds we receive from this offering to our Operating Partnership in exchange for partnership units. We expect our Operating Partnership to use the net proceeds from this offering together with cash on hand:

•	to pay approximately $125.5 million of principal and interest to terminate the second lien term loan facility and approximately $1.3 million of prepayment fees in connection therewith; and

•	to distribute an aggregate of $9.3 million to IMC LP (x) to pay aggregate fees of $5.3 million to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree, and (y) to make a concurrent distribution equal to $4.0 million to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Advisory Agreement.”

Affiliates of Oaktree are lenders under the second lien term loan facility and will receive a portion of the proceeds of this offering due to the above-described pay down of the facility. See “Certain Relationships and Related Party Transactions.”

Risk factors	See “Risk Factors” beginning on page 33 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Listing and proposed New York Stock Exchange (“NYSE”) ticker symbol	Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol “IMC.”

On April 24, 2015, in anticipation of this offering, we effected a 381,000-for-one split of our common stock. The par value of the common stock remains at $0.01 per share following the stock split. All share and per share data of our company presented in this prospectus have been adjusted retroactively to reflect this stock split.

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon:

•	gives effect to the 381,000-for-one stock split effected on April 24, 2015;

•	assumes no exercise by the underwriters of their option to purchase an additional 1,725,000 shares from us; and

•	does not include:

(i)	an aggregate of 3,500,000 shares of our common stock reserved for issuance under the 2015 Incentive Plan, including an aggregate of approximately 1.6 million shares of our common stock that may be issued, at our option, upon exchange of an aggregate of approximately 1.6 million common units that, subject to the satisfaction of certain conditions, are issuable upon conversion of an aggregate of approximately 1.6 million LTIP units to be granted to our executive officers and certain of our employees concurrently with the completion of this offering; and

(ii)	an aggregate of approximately 9,836 restricted stock units to be granted to directors who are not employees of our company, our subsidiaries or the Sponsors upon completion of this offering (assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus).

Summary Consolidated Financial and Other Operating Data

The summary consolidated financial and other operating data set forth below as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial and operating data set forth below as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

The summary unaudited pro forma consolidated balance sheet as of March 31, 2015 is derived from our consolidated balance sheet included elsewhere in this prospectus and reflects the pro forma financial condition of our company after giving effect to the completion of this offering and the use of proceeds therefrom. The summary unaudited pro forma consolidated statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 are derived from our consolidated statements of operations included elsewhere in this prospectus and reflect the pro forma results of operations of our company after giving effect to (i) the Restructuring Transactions and the Refinancing Transactions, which were consummated on August 15, 2014 in connection with this offering, and (ii) the completion of this offering and the use of proceeds therefrom. The pro forma adjustments associated with these transactions assume that each transaction was completed as of March 31, 2015 for purposes of the unaudited pro forma consolidated balance sheet and as of January 1, 2014 for purposes of the unaudited pro forma consolidated statements of operations.

Our unaudited pro forma consolidated financial data included in this prospectus is presented for informational purposes only. The unaudited pro forma adjustments are based on information and assumptions that we consider reasonable and factually supportable. This information includes various estimates and assumptions and may not necessarily be indicative of the financial condition that would have resulted if this offering occurred on March 31, 2015 or the results of operations that would have occurred if the Restructuring Transactions, the Refinancing Transactions and this offering, as applicable, occurred at the beginning of the period indicated. The unaudited pro forma consolidated balance sheet and statements of operations and accompanying notes should be read in conjunction with our historical consolidated financial statements and the notes thereto.

Since the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements or our pro forma consolidated financial statements, including the related notes, you should read it together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Statements,” including the related notes, and our consolidated financial statements, including the related notes, which are included elsewhere in this prospectus.

(in thousands, except per share data)	Three Months Ended March 31,			Years Ended December 31,
	2015 Pro Forma(1)	2015	2014	2014 Pro Forma(1)	2014	2013	2012
Statement of Operations Data:
Revenues
Base rents	$33,893	$33,893	$30,193	$125,432	$125,432	$114,944	$94,822
Recoveries from tenants	1,789	1,789	2,795	9,516	9,516	11,841	18,200
Tradeshow license fees	2,632	2,632	2,636	15,405	15,405	13,441	15,061
Sponsorships, publications and other income	3,765	3,765	3,637	12,448	12,448	10,350	10,486

Total revenues	42,079	42,079	39,261	162,801	162,801	150,576	138,569

Expenses
Real estate taxes and insurance	2,703	2,703	2,645	10,563	10,563	10,806	11,673
Utilities	2,696	2,696	2,932	12,009	12,009	11,504	9,883
Building operations	3,587	3,587	3,464	12,996	12,996	11,900	13,821
Market operations	7,534	7,534	7,353	24,861	24,861	24,684	20,687
General and administrative	5,553	6,553	6,753	25,410	29,410	26,893	36,426
Depreciation and amortization	12,469	12,469	13,106	51,842	51,842	61,706	76,691

Total expenses	34,542	35,542	36,253	137,681	141,681	147,493	169,181

Other (expenses) income
Interest expense	(5,996)	(8,857)	(8,121)	(23,741)	(34,080)	(33,131)	(32,428)
Interest and other investment income	178	178	179	712	712	757	728
Loss on extinguishment of debt	—	—	—	—	(12,533)	—	—

Total other expenses	(5,818)	(8,679)	(7,942)	(23,029)	(45,901)	(32,374)	(31,700)

Income (loss) before income taxes	1,719	(2,142)	(4,934)	2,091	(24,781)	(29,291)	(62,312)
Provision for income taxes	1,078	1,078	1,200	4,770	4,770	3,550	1,076

Net income (loss)	641	(3,220)	(6,134)	(2,679)	(29,551)	(32,841)	(63,388)

Preferred share dividends	—	4	19	—	53	75	70

Net income (loss) attributable to common stockholders/members	$641	$(3,224)	$(6,153)	$(2,679)	$(29,604)	$(32,916)	$(63,458)

Net loss per share attributable to common stockholders, basic and diluted(2)		$(0.08)	$(0.16)		$(0.78)	$(0.86)	$(1.67)

Weighted average common shares outstanding, basic and diluted(2)		38,100	38,100		38,100	38,100	38,100

Pro forma net income (loss) attributable to common stockholders(1):
Basic and diluted	$0.01			$(0.05)

Pro forma weighted average common shares outstanding(1):
Basic and diluted	49,600			49,600

Other Data:
FFO(3)	$12,822	$8,961	$6,763	$48,127	$21,255	$28,314	$13,192
AFFO(3)	8,605	5,880	5,906	39,580	30,364	24,915	30,144
EBITDA(4)	20,006	19,006	16,114	76,962	60,429	64,789	46,079
Adjusted EBITDA(4)	20,060	20,060	17,340	82,030	82,030	74,998	68,962

Cash Flows (Used in) Provided By:
Operating activities		$(3,667)	$4,125		$27,931	$39,205	$36,940
Investing activities		(17,358)	(2,360)		7,755	(28,561)	(23,132)
Financing activities		4,977	(7,334)		(34,444)	(14,949)	(5,504)

(in thousands)	As of March 31, 2015
	Pro Forma(5)	Actual
Balance Sheet Data:
Net investment in rental properties	$678,481	$678,481
Cash	5,938	8,129
Total assets	764,631	773,487
Long-term debt, net	420,394	542,925
Total liabilities	463,384	590,247
Total equity	301,247	183,240

(1)	The unaudited pro forma consolidated statement of operations for the year ended December 31, 2014, gives effect to the Restructuring Transactions and the Refinancing Transactions assuming that such transactions occurred on January 1, 2014, and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014, give effect to the completion of this offering and the use of proceeds therefrom assuming that such transactions occurred on January 1, 2014. See “Unaudited Pro Forma Consolidated Financial Information.”
(2)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.
(3)	Consistent with real estate industry and investment community practices, we use Funds From Operations (“FFO”) as a supplemental measure of our operating performance, and in conformity with the National Association of Real Estate Investment Trusts (“NAREIT”), we define FFO as net income (loss) (computed in accordance with GAAP) excluding gains or losses from sales of depreciable operating properties, cumulative effects of accounting changes and extraordinary items, plus real estate related depreciation and amortization and impairment write-downs of depreciable real estate and after adjustments for unconsolidated partnership and joint ventures to reflect funds from operations on the same basis.

We consider FFO a useful supplemental measure and a complement to GAAP measures because it facilitates an understanding of the operating performance of our properties. FFO does not include real estate depreciation and amortization required by GAAP because these amounts are computed to allocate the cost of a property over its useful life. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, we believe that FFO provides investors with a clearer view of our operating performance.

FFO does not represent cash flow from operating activities as defined by GAAP, should not be considered as an alternative to GAAP net loss attributable to common stockholders and is not necessarily indicative of cash available to fund cash requirements. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose Adjusted FFO (“AFFO”), which is FFO after specific and defined supplemental adjustments (a) to exclude: (i) straight-line rent and above/below market lease adjustments to revenue and bad debt expense; (ii) non-cash incentive unit compensation expense; (iii) equity registration, reorganization and other expenses; (iv) non-core expenditures; (v) loss on extinguishment of debt; (vi) amortization of debt discounts and deferred financing costs; and (vii) Sponsor fees and expenses that were included in net loss to common members; and (b) to include (i) non-strategic capital expenditures incurred to maintain the quality of properties and (ii) additions to deferred leasing costs.

We believe AFFO provides a more meaningful supplemental measure of our operating performance because we believe that by adjusting for the items noted above, analysts and investors are presented with an indicator of our operating performance that more closely achieves the objectives of the real estate industry in presenting FFO.

As with FFO, our reported AFFO may not be comparable to other REITs’ AFFO, should not be used as a measure of our liquidity and is not indicative of our funds available for our cash needs, including our ability to pay dividends.

The following table sets forth reconciliations of our net income (loss) to FFO and our FFO to AFFO for the periods presented:

(in thousands)	Three Months Ended March 31,			Years Ended December 31,
	2015 Pro Forma	2015	2014	2014 Pro Forma	2014	2013	2012
Net income (loss)	$641	$(3,220)	$(6,134)	$(2,679)	$(29,551)	$(32,841)	$(63,388)
Depreciation and amortization of rental properties	12,181	12,181	12,897	50,806	50,806	61,155	76,580

FFO	12,822	8,961	6,763	48,127	21,255	28,314	13,192

Adjustments to FFO:
Straight-line rent and above/below market lease adjustments to revenue and bad debt expense	(510)	(510)	(226)	(267)	(267)	2,274	12,609
Non-cash incentive unit compensation expense	131	131	200	793	793	1,300	2,900
Equity registration, reorganization and other expenses	398	398	179	4,386	4,386	1,684	3,167
Legal settlements	—	—	—	—	—	739	—
Loss on extinguishment of debt	—	—	—	—	12,533	—	—
Amortization of debt discounts and deferred financing costs	464	600	786	1,881	3,004	3,108	3,006
Sponsor fees and expenses	35	1,035	1,073	156	4,156	4,212	4,207
Non-strategic capital expenditures	(3,566)	(3,566)	(2,099)	(10,564)	(10,564)	(12,708)	(7,096)
Additions to deferred leasing costs	(1,169)	(1,169)	(770)	(4,932)	(4,932)	(4,008)	(1,841)

AFFO	$8,605	$5,880	$5,906	$39,580	$30,364	$24,915	$30,144

(4)	EBITDA is defined as net income (loss) (computed in accordance with GAAP), plus interest expense net of interest income, income tax provision, and depreciation and amortization. We calculate Adjusted EBITDA by adjusting EBITDA for specific and defined supplemental adjustments to exclude (i) straight-line rent and above/below market lease adjustments to revenue and bad debt expense; (ii) non-cash incentive unit compensation expense; (iii) equity registration, reorganization and other expenses; (iv) non-core expenditures; (v) loss on extinguishment of debt; and (vi) Sponsor fees and expenses that were included in net loss.

We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because we believe certain investors use them as measures of a company’s historical operating performance and its ability to service and incur debt. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA and Adjusted EBITDA margin is appropriate to provide additional information to investors because Adjusted EBITDA and Adjusted EBITDA margin exclude certain nonrecurring and non-cash items which we believe are not indicative of our core operating performance and which are not excluded in the calculation of EBITDA. Adjusted EBITDA is also similar to the measures used under the debt covenants included in our existing debt agreements.

EBITDA and Adjusted EBITDA should not be considered as alternatives to GAAP net income (loss). EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	neither reflects our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	neither reflects changes in, or cash requirements for, our working capital needs;

•	neither reflects the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	neither reflects any cash income taxes that we may be required to pay;

•	assets are depreciated or amortized over differing estimated useful lives and often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements;

•	neither is adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; neither reflects the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	neither may be calculated in the same manner as research analysts calculate EBITDA or Adjusted EBITDA or in the same manner as required by our revolving credit facility;

•	neither reflects limitations on, or costs related to, transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following tables set forth reconciliations of our EBITDA to net income (loss) and our Adjusted EBITDA to EBITDA for the periods presented:

(in thousands)	Three Months Ended March 31,			Years Ended December 31,
	2015 Pro Forma	2015	2014	2014 Pro Forma	2014	2013	2012
Net income (loss)	$641	$(3,220)	$(6,134)	$(2,679)	$(29,551)	$(32,841)	$(63,388)
Interest and other investment income	(178)	(178)	(179)	(712)	(712)	(757)	(728)
Interest expense	5,996	8,857	8,121	23,741	34,080	33,131	32,428
Depreciation and amortization	12,469	12,469	13,106	51,842	51,842	61,706	76,691
Provision for income taxes	1,078	1,078	1,200	4,770	4,770	3,550	1,076

EBITDA	20,006	19,006	16,114	76,962	60,429	64,789	46,079

Adjustments to EBITDA:
Straight-line rent and above/below market lease adjustments to revenue and bad debt expense	(510)	(510)	(226)	(267)	(267)	2,274	12,609
Non-cash incentive unit compensation expense	131	131	200	793	793	1,300	2,900
Equity registration, reorganization and other expenses	398	398	179	4,386	4,386	1,684	3,167
Legal settlements	—	—	—	—	—	739	—
Loss on extinguishment of debt	—	—	—	—	12,533	—	—
Sponsor fees and expenses	35	1,035	1,073	156	4,156	4,212	4,207

Adjusted EBITDA	$20,060	$20,060	$17,340	$82,030	$82,030	$74,998	$68,962

Adjusted EBITDA Margin	48.4%	48.4%	44.5%	50.7%	50.7%	49.1%	46.0%

We define Adjusted EBITDA margin as Adjusted EBITDA divided by total cash revenues. Total cash revenues are total revenues (as reported in accordance with GAAP), excluding the effects of straight-line rent and above/below market lease adjustments. Total cash revenues for the periods presented are:

(in thousands)	Three Months Ended March 31,			Years Ended December 31,
	2015 Pro Forma	2015	2014	2014 Pro Forma	2014	2013	2012
Total revenues	$42,079	$42,079	$39,261	$162,801	$162,801	$150,576	$138,569
Straight-line rent and above/below market lease adjustments	(610)	(610)	(281)	(1,010)	(1,010)	2,274	11,426

Total cash revenues	$41,469	$41,469	$38,980	$161,791	$161,791	$152,850	$149,995

(5)	The unaudited pro forma consolidated balance sheet data as of March 31, 2015 gives effect to the completion of this offering and the use of proceeds therefrom, assuming that such event occurred on March 31, 2015. See “Unaudited Pro Forma Consolidated Financial Information.”

RISK FACTORS

An investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our common stock. If any of the following risks actually occur, our business, results of operations, financial condition and cash flows may be adversely affected. This could cause the value of our common stock to decline and you could lose part or all of your investment. The risks and uncertainties described below are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that, as of the date of this prospectus, we deem immaterial may also harm our business. Some statements included in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business and Operations

Our financial performance depends on the collection of rent from the tenants at our Properties; if we are unable to lease vacant space, renew leases or re-lease space as leases expire, our financial performance will be adversely affected.

Approximately 83% of our revenues in 2014 were generated from rent payments under multi-year leases. Therefore our results of operations depend on our ability to continue to strategically lease space in our Properties, including renewing current leases, re-leasing space in buildings where leases are expiring, optimizing our tenant mix by leasing to certain tenants or leasing showroom space on more economically favorable terms. As of December 31, 2014, leases covering approximately 2.0 million square feet, representing 25% of our annualized contract rent, expire within the next 12 months, leases covering approximately 1.2 million square feet, representing 17% of our annualized contract rent, expire between 12 and 24 months, and leases covering approximately 1.8 million square feet, representing 24% of our annualized contract rent, expire between 24 and 36 months.

We cannot assure you that we will be able to lease space in our Properties, renew current leases or re-lease space in buildings where leases are expiring, at rental rates equal to or above the current average rental rates or that we will not offer substantial rent abatements, tenant improvements, including renovations, or other lease incentives in order to retain existing tenants or attract new tenants. The loss of rental revenues from a number of tenants and difficulty replacing such tenants, particularly in the case of an anchor tenant, may adversely affect our profitability and our ability to meet debt and other financial obligations. If we are unable to successfully lease, renew current leases or re-lease space on the same or more favorable terms when such leases expire, our business, financial condition and results of operations could be materially adversely affected.

Our tenants include large numbers of smaller manufacturers, and the bankruptcy, insolvency or inability to pay rent of these tenants may adversely affect the income produced by our Properties and could have an adverse effect on our financial condition and results of operations.

Our tenant base consists largely of small manufacturers and wholesalers of home furniture, home décor and gift products. Many of these tenants are privately owned. At any time, our tenants may experience a downturn in their business that may weaken significantly their financial condition. As a result, our tenants, including our anchor and other major tenants, may fail to comply with their contractual obligations to us, seek concessions in order to continue operations or declare bankruptcy, any of which could result in the termination of such tenants’ leases and the loss of rental income attributable to the terminated leases. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease with us. Any claim against such tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. If a tenant were to experience a downturn in its business or a weakening of its financial condition resulting in failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

Our Properties depend on anchor tenants to attract other tenants and buyers and our business could be adversely affected by the loss of, or closure of showroom space by, one or more of these tenants.

Our Properties typically are anchored by large, nationally recognized tenants. We have created neighborhoods within our Properties by surrounding such anchor tenants with other tenants that offer related and complementary products. This strategy enhances attractiveness of our showroom space for smaller tenants, which seek to be located nearby an anchor tenant to increase sales. Cessation of operations by our anchor tenants in our Properties due to inability to pay rent, bankruptcy, relocation or other causes could decrease buyer foot traffic and the desire of other tenants to renew their leases in our Properties.

In addition, mergers or consolidations among large anchor tenants could result in the closure of certain showroom spaces. Loss of, or a closure of showroom space by, an anchor tenant could significantly reduce our occupancy level, and we may not have the right to re-lease vacated space or we may be unable to re-lease vacated space at attractive rents or at all. The occurrence of any of these situations could seriously harm our performance and revenues and could adversely affect the value of the applicable building.

If we enter into long-term leases with our tenants, those leases may not result in fair value over time.

Leases currently in effect have a weighted average term (based on revenue) of approximately 4.5 years with weighted average annual rent escalators of 3.6% on the remaining term. Long-term leases do not allow for significant changes in rental payments beyond the embedded escalators and do not expire in the near term. If we do not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, significant increases in future property operating costs could result in receiving less than fair value from these leases. Such circumstances would adversely affect our revenues and funds available for distribution.

We have experienced losses and we cannot assure you that we will achieve profitability.

For fiscal years 2014, 2013 and 2012, on a consolidated basis we had net losses of $29.6 million, $32.9 million and $63.5 million, respectively. On the same basis, for the three months ended March 31, 2015, we had a net loss of $3.2 million. On a pro forma consolidated basis giving effect to the Restructuring Transactions, the Refinancing Transactions and this offering and the use of proceeds thereof, we would have had a net loss of $2.7 million for the year ended December 31, 2014 and net income of $0.6 million for the three months ended March 31, 2015. Our ability to achieve profitability is dependent upon a number of risks and uncertainties, many of which are beyond our control. We cannot assure you that we will be successful in executing our business strategy and become profitable and our failure to do so could have a material adverse effect on the price of our common stock and our ability to satisfy our obligations, including making payments on our indebtedness. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our business strategies may not be effective or may change over time.

We may not be able to effectively improve our financial position and maximize the attractiveness of our Markets to our tenants and buyers in accordance with our business strategy. Even if we can appropriately gauge the needs and desires of our tenants or industry trends, we may not be able to execute our business strategies on a timely basis, if at all. In addition, we may not be able to enhance the tenant and buyer experience in our Markets for several reasons outside of our control, including a lack of adequate funding, unforeseen changes to buyer shopping patterns or internal or branding changes among our tenants. New and enhanced technologies could make it less critical for buyers to attend Markets to touch and to feel a product. Finally, we may not have sufficient capital or funding sources to fully pursue our business strategies, including potential expansion organically or through acquisitions. As a result, our strategies may not effectively grow our business or revenues as intended. We also may change our strategies over time and there can be no assurance that any new strategies will be effective.

Many real estate costs are fixed, even if revenue from our Properties decreases.

Many real estate costs, such as real estate taxes, insurance premiums and maintenance costs, are not reduced even when a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause a reduction in property revenues. As of December 31, 2014, 17% of permanent showroom space in our Properties remained vacant and we were still obligated to pay real estate taxes, insurance premiums and maintenance costs. In addition, newly acquired properties may not produce significant revenues immediately, and any such properties operating cash flow may be insufficient to pay the operating expenses and debt service associated with these new properties. If we are unable to offset real estate costs with sufficient revenues from our Properties or any future properties, our financial performance and liquidity could be materially and adversely affected.

It may be difficult to sell real estate quickly, and transfer restrictions apply to some of our Properties.

Equity real estate investments are relatively illiquid, and this characteristic may limit our ability to promptly respond to changes in economic or other conditions. Our Properties are uniquely designed and identifying an interested buyer could prove challenging. In addition, significant expenditures required to be made, such as debt service payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our income and cash available to us would be adversely affected. Our risk of illiquidity may be more significant as our Properties may not be immediately suitable for other types of uses and major capital expenditures could be necessary in order to sell or release such properties for other uses. If it becomes necessary or desirable for us to dispose of one or more of our Properties that is mortgaged as security for our indebtedness, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect the level of cash available to us and adversely affect our business, financial condition and results of operations.

Concentration of our Properties in the showroom real estate sector and in the home furniture, home décor and gift industries as well as their geographic concentration could have an adverse effect on our business.

Our Properties are concentrated in the showroom real estate sector and our tenants are concentrated in the home furniture, home décor and gift industries. These concentrations may expose us to the risk of economic downturns in such sector or such industries to a greater extent than if our business activities included a more significant portion of other sectors and industries.

In general, real property investments are subject to varying degrees of risk that may affect the ability of our Properties to generate sufficient revenues. A number of factors may decrease the income generated by our Properties, including:

•	the national economy, which may be negatively impacted by plant closings, industry slowdowns, increased unemployment, lack of availability of consumer credit, increased levels of consumer debt, poor housing market conditions, natural disasters and other factors;

•	changes in operating expenses;

•	changes in interest rates and availability, cost and terms of financings;

•	the convenience and quality of competing showroom properties; and

•	changes in laws and regulations applicable to real property, including tax and zoning laws.

In particular, because our Properties are currently designed for use as showroom properties, if we determine that it was desirable, or if circumstances required us, to sell one or more of our Properties, the properties may be less attractive for other uses as significant capital expenditures could be required to sell or use such Properties for other purposes.

In addition, our Properties are concentrated in High Point, North Carolina and Las Vegas, Nevada and our operating results are likely to be impacted by economic changes affecting such areas. Your investment will be subject to greater risk because our Properties are not geographically diversified. These concentration risks could adversely affect our results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

The loss of members of our senior management or our leasing and marketing professionals could adversely affect our business, financial condition and results of operations.

Our success will continue to depend to a significant extent on the members of our senior management and our leasing and marketing professionals. Since 2011, we have assembled an experienced senior management team led by our chief executive officer, a 39-year veteran of the home furniture and home décor and exhibitions industries who maintains strong, long-term relationships with a broad range of our tenants and key industry players. Our remaining senior management team members have significant experience in their respective disciplines. In addition, we have a 36-person leasing team with deep industry relationships and an average of approximately 17 years of experience across the home furniture, home décor and gift exhibitions industries. See “Management” for further information regarding our executive officers and other key members of management.

We also employ a team of 40 professionals who execute comprehensive programs to increase buyer attendance to our Markets. These professionals have established strong relationships with both tenants and buyers. The loss of members of our senior management or our leasing and marketing professionals could hinder our ability to continue to benefit from business from our existing tenants or attract new tenants and could divert current and future buyers to other Markets. We cannot provide any assurance that we will be able to retain our current senior management team or our leasing and marketing professionals. The loss of any of these individuals could adversely affect our business, financial condition and results of operations.

To fund our growth strategy and refinance our indebtedness, we depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our net taxable income annually, determined without regard to the dividends paid deduction and excluding any net capital gains. We will also be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources for debt or equity financing to fund our growth strategy. In addition, we may need external sources of capital to refinance our indebtedness at maturity. We may not be able to obtain the financing on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our then current debt levels;

•	our historical and expected future earnings, cash flow and cash distributions; and

•	the market price per share of our common stock.

In addition, our ability to access additional capital may be limited by the terms of our senior secured credit facilities which restrict, or our future indebtedness which may restrict, our incurrence of additional debt. If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities arise or refinance our debt at maturity, which could have a material adverse effect on our business.

Our acquisition activities may pose risks that could harm our business.

As a result of any acquisitions, we may be required to incur debt and expenditures and issue additional common stock to pay for the acquired properties. These acquisitions may dilute our stockholders’ ownership interest, delay or prevent our profitability and may also expose us to risks such as:

•	the possibility that we may not be able to successfully integrate acquired properties into our operations or achieve the level of quality with respect to such properties to which tenants of our existing properties are accustomed;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and integrating acquired properties, diverting their attention from our other objectives;

•	the possibility that we may overpay for a property;

•	the possible loss or reduction in value of acquired properties; and

•	the possibility of pre-existing undisclosed liabilities regarding acquired properties, including environmental or asbestos liability, for which our insurance may be insufficient or for which we may be unable to secure insurance coverage.

If our revenue does not keep pace with our acquisition and expansion costs, we may incur net losses. There is no assurance that we will successfully overcome these risks or other problems encountered with acquisitions.

Possible terrorist activity or other acts of violence could adversely affect our financial condition and results of operations.

Markets attract large numbers of visitors. Terrorist activities or violent acts in High Point, Las Vegas or in other cities in the United States could result in a significant decrease in the number of people willing to attend Markets generally and our Markets in particular. Travel activity to High Point and Las Vegas could significantly decrease resulting in a decrease in buyer attendance during our Markets. Decrease in buyer participation may hurt our tenants’ profits, potentially harming their ability to make rental payments and continue their operations.

In addition, terrorist attacks in the United States or other acts of violence could directly affect the value of our Properties through damage, destruction or loss. The enactment of the Terrorism Risk Insurance Act of 2002 (the “TRIA”), and the subsequent enactment of the Terrorism Risk Insurance Program Reauthorization Act of 2015, which extended TRIA through the end of 2020, requires insurers to make terrorism insurance available under their property and casualty insurance policies in order to receive federal compensation under TRIA for insured losses. However, this legislation does not regulate the pricing of such insurance. If we are unable to obtain affordable insurance coverage, the value of our Properties could decline and in the event of an uninsured loss, we could lose all or a portion of our investment.

Terrorist activities or violence may also result in declining economic activity, which could harm the demand for goods offered by our tenants and the value of our Properties and might adversely affect the value of an investment in our securities. Such a resulting decrease in demand could make it difficult for us to renew or re-lease our Properties at lease rates equal to or above historical rates. Terrorist and violent acts may erode business and consumer confidence and spending and might result in increased volatility in national and international financial markets and economies. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of our new or redeveloped properties, and limit our access to capital or increase our cost of raising capital.

We may incur costs to comply with environmental laws.

We are subject to federal, state and local laws, statutes, regulations, and ordinances relating to pollution, the protection of the environment and human health and safety. These environmental laws generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns. Under certain environmental laws, we may be subject to permitting or licensing requirements. Environmental laws, and the interpretation or enforcement thereof, are subject to change and may become more stringent in the future, which may result in substantial future capital expenditure requirements or compliance costs.

Under certain environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. In addition, persons who arrange for the disposal or treatment of hazardous or toxic substances may be held liable for the costs of cleaning up contamination at the disposal site. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner’s ability to sell or lease real estate or to borrow using the real estate as collateral. The Properties and any future property that we acquire may have been used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent or near properties that have been or are used for similar commercial or industrial purposes. As a result, such property may have been or may be impacted by contamination arising from releases of such hazardous or toxic substances or petroleum products which could result in significant costs to us.

In addition, environmental laws also regulate the operation and removal of underground storage tanks. The Properties and any properties we acquire in the future may contain or have contained tanks for the storage of petroleum products or other hazardous or toxic substances. In connection with the ownership, operation and management of certain properties, we could be held liable for the costs of remedial action, or related claims, with respect to tanks, which may be substantial.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials and may impose fines and penalties on building owners or operators for failure to comply with these requirements or expose such owners and operators to third party liability for personal injury associated with exposure to asbestos fibers. Such laws require that building owners or operators properly manage and maintain asbestos, adequately notify or train those that come into contact with asbestos and undertake special precautions, including removal or other abatement, if asbestos would be disturbed. We are aware of the presence of asbestos-containing material in several of our buildings in High Point and if any of those buildings were to undergo a renovation that affects these materials, or if any of those buildings is demolished, we would be obligated to handle and dispose of the contaminated material in accordance with the relevant regulations. The cost of removing and disposing of this material may be substantial and we could be liable for related damages, fines and penalties.

Finally, our Properties have been subjected to varying degrees of environmental assessment at various times, including Phase I Environmental Site Assessments. Phase I Environmental Site Assessments are preliminary environmental assessments conducted by independent consultants to identify conditions that could pose potential environmental liabilities. These assessments identified such conditions at some of our properties, primarily relating to petroleum compounds identified in soil and/or groundwater. Unless required by applicable law or our lenders, we may decide not to further investigate, remedy or ameliorate the conditions disclosed in the environmental assessments. However, it is possible that we may choose to or be required by law to do so in which case the costs to address the conditions could be substantial. Further, no assurance can be given that any environmental assessments performed have identified all material environmental conditions that may exist with respect to any of the Properties or accurately assess whether we will incur material environmental liabilities in the future. A prior owner or operator of, or historic operations at, the Properties or any properties we acquire in the future may have created a material environmental condition that we could be liable for even though such condition is not currently known to us or the independent environmental consultants preparing the site assessments. Further, the identification of new areas of contamination, a change in the extent or known scope of contamination, future environmental laws, ordinances, or regulations or changes in cleanup requirements could result in significant costs to us. If we do incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell or finance any affected properties.

Our Properties, and any properties we may acquire in the future, may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at the Properties, and any properties we may acquire in the future, could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

The costs of defending against claims of environmental liability or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. We could be subject to liability in the form of fines, penalties or damages for noncompliance with environmental laws. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with released hazardous substances. The costs of defending against claims of environmental liability or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Any losses to our Properties that are not covered by insurance, or that exceed our policy coverage limits, could adversely affect our business, financial condition and results of operations.

Our Properties are subject to casualty risks, including from causes related to riots, war, terrorism or acts of God. Our Las Vegas Property is located in Nevada with a higher risk of earthquakes and our High Point Property could be affected by hurricanes and other severe weather and floods.

While we will carry commercial liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering our Properties under a blanket policy, the amount of insurance coverage may not be sufficient to fully cover the losses we suffer. If we experience a loss that is uninsured or that exceeds our policy coverage limits, we could lose the capital invested in the damaged Properties as well as the anticipated future cash flows from those Properties. In addition, even if damage to our Properties is covered by insurance, a disruption of our business caused by a casualty event may result in the loss of business or customers. The business interruption insurance we carry may not fully compensate us for the loss of business or customers due to an interruption caused by a casualty event. In addition, it is difficult to evaluate the stability, net assets and capitalization of insurance companies and any insurer’s ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy could adversely affect our business, financial condition and results of operations.

We offer a health care self-insurance program that may not be adequate to cover claims thereunder.

Our employees have the option to elect a health care insurance program that is provided by us and that covers the employee and the employee’s dependents. Under our self-funded insurance program we are required to pay up to $125,000 per occurrence and up to $1,000,000 per policy to our employees and their dependents. While based on historical loss trends we believe that our accruals will be adequate to cover future claims, we cannot guarantee that this will remain true. Historical trends may not be indicative of future claims and if a significant number of our employees were to make claims under our self-insurance program, our accruals may prove inadequate.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make expenditures that adversely affect our cash flows.

Our Properties are required to comply with the Americans with Disabilities Act (“ADA”). The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the United States government or an award of damages to private litigants, or both. Although we believe our Properties substantially comply with present requirements of the ADA, we have not conducted an audit or investigation of all of our Properties to determine our compliance. While the tenants to whom our Properties are leased are obligated by law to comply with the ADA provisions, and typically under tenant leases are obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these tenants to cover costs could be adversely affected. As a result, we could be required to expend funds to comply with the provisions of the ADA, which could adversely affect our results of operations and financial condition. In addition, we are required to operate our Properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Properties. We may be required to make substantial capital expenditures to comply with, and we may be restricted in our ability to renovate our Properties subject to, those requirements. The resulting expenditures and restrictions could have a material adverse effect on our ability to meet our financial obligations.

We do not conduct any direct operations and, as such, we rely and will continue to rely on funds received from our Operating Partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our Operating Partnership and its subsidiaries.

We conduct substantially all of our operations through our Operating Partnership. We do not have, apart from an interest in our Operating Partnership, any independent operations. As a result, we rely and will continue to rely on distributions from our Operating Partnership to pay any dividends we might declare on shares of our common stock. We also rely on distributions from our Operating Partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our Operating Partnership. In addition your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our Operating Partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

We may be subject to litigation or threatened litigation, which may divert management time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may be subject to litigation or threatened litigation in the ordinary course of business. In particular, we are subject to the risk of complaints and threatened or actual litigation by our tenants involving the lease agreements we enter into and certain of our rights thereunder (such as our right to relocate tenants from their original showrooms to spaces that further our operating model), or premises liability claims, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights or uses of our Properties. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Additionally, whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant, or involve our agreement with terms that restrict the operation of our business. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage and could expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors, which could adversely impact our results of operations, cash flows and our ability to pay distributions on, and the value of, our common stock.

Our property taxes could increase due to property tax rate changes or reassessment, which may adversely impact our cash flows.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain other taxes on our properties. The real property taxes on our Properties may increase as property tax rates change or as our Properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our cash flow may be adversely impacted, and our ability to pay any expected dividends to our stockholders could be adversely affected.

Our Markets face competition and such competition could adversely and materially affect our financial condition and results of operations.

Our Markets face competition from other Markets that serve manufacturers and suppliers and buyers of home furniture, home décor and gift products. We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home and Gift Market at the Dallas Market and NY NOW Market are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo,

Mississippi operates purely home furniture Markets and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provide outdoor and casual furnishings. Within this context, our Markets compete with other Markets, including smaller, regional Markets depending on the product category. If our existing potential home furniture, home décor or gift tenants and their customers perceive any such other Market to be superior to our Markets, based on location, rental rates, Market experience or other factors, and decide to conduct business in such other Markets, our financial condition and results of operations could be adversely and materially affected.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We review each of our Properties for indicators that its carrying amount may not be recoverable. Examples of such indicators may include a significant decrease in market price, a significant adverse change in the extent or manner the property is being used or in its physical condition, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development, or a history of operating or cash flow losses. When such impairment indicators exist, we review an estimate of the future undiscounted net cash flows (excluding interest charges) expected to result from the real estate investment’s use and eventual disposition and compare to the carrying value of the property. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our future undiscounted net cash flow evaluation indicates that we are unable to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. These losses have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to re-evaluate the assumptions used in our impairment analysis. Impairment charges could adversely affect our business, financial condition and results of operations.

Risks Related to Our Liquidity

We will have a substantial amount of indebtedness outstanding following this offering, which may affect our ability to pay distributions, may expose us to interest rate fluctuation risk and may expose us to the risk of default under our debt obligations.

On a pro forma basis, giving effect to the consummation of this offering and the use of proceeds therefrom, we will have $420.4 million of outstanding indebtedness under our senior secured credit facilities. Payments of principal and interest on borrowings under our senior secured credit facilities, or any other instruments governing debt we may incur in the future, may leave us with insufficient cash resources to operate our Properties or to pay the distributions currently contemplated or necessary to qualify or maintain qualification as a REIT. Our substantial outstanding indebtedness or future indebtedness, and the limitations imposed on us by our debt agreements, could have other significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon emerging acquisition opportunities or meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate payment of outstanding loans;

•	we may be unable to hedge floating rate debt, counterparties may fail to honor their obligations under our hedge agreements and these agreements may not effectively hedge interest rate fluctuation risk; and

•	we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans.

If any one of these events were to occur, our financial condition, results of operations, cash flows, market price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected. In addition, the foreclosure on our Properties could create taxable income without accompanying cash proceeds, which could adversely affect our ability to meet the distribution requirements necessary to qualify as a REIT.

The agreements governing our senior secured credit facilities place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

The agreements governing our senior secured credit facilities contain covenants that place restrictions on us and our subsidiaries. These covenants restrict, among other things, our and our subsidiaries’ ability to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of the business, mergers, liquidations and dissolutions;

•	sell assets;

•	pay dividends, and make stock repurchases and redemptions (with exceptions for customary REIT distributions and certain other additional payments available only under the circumstances described in the agreements governing our senior secured credit facilities);

•	make acquisitions, investments, loans and advances;

•	pay certain subordinated indebtedness;

•	modify the terms of organizational documents;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. In addition, the agreement governing our revolving credit facility requires that we maintain a total debt to consolidated EBITDA ratio initially of no more than 7.00 to 1.00 (with step-downs of no more than 5.00 to 1.00 during the term of the agreement) on the last day of each fiscal quarter beginning with the fiscal quarter ending March 31, 2015, which test is only in effect when revolving loans, plus drawn and unreimbursed letters of credit, exceed 25% of the commitments under the revolving credit facility as of the last day of such fiscal quarter. Our ability to comply with this ratio may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants or covenants under any other agreements governing our indebtedness could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If we were unable to repay or refinance the accelerated debt, the lenders could proceed against any assets pledged to secure that debt, including foreclosing on or requiring the sale of our properties, and our assets may not be sufficient to repay such debt in full.

A rise in interest rates may increase our overall interest rate expense.

On August 15, 2014, our Operating Partnership entered into senior secured facilities, which are subject to variable interest rates. A rise in interest rates may increase our overall interest rate expense and have an adverse impact on distributions to our stockholders. The risk presented by holding variable-rate indebtedness can be managed or mitigated by utilizing interest rate protection products. However, there is no assurance that we will utilize any of these products or that such products will be available to us. In addition, in the event of a rise in interest rates, we may be unable to replace maturing debt with new debt at equal or better interest rates.

Our debt service requirements expose us to the possibility of foreclosure, which could result in the loss of our investment in our Properties.

Upon completion of this offering, we anticipate that our pro forma indebtedness outstanding, giving effect to this offering and the use of proceeds therefrom, will be $420.4 million. The senior secured credit facilities are collateralized by our Properties. If we are unable to meet the required debt service payments, the lenders of the senior secured credit facilities could foreclose on our Properties and we could lose our investment. Alternatively, if we decide to sell assets in the current market to raise funds to repay matured debt, it is possible that these Properties will be disposed of at a loss.

Risks Related to Our Organizational Structure

Upon the listing of our shares on the NYSE, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, IMC LP will continue to control a majority of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group (as defined by section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including partnerships and limited partnerships) or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is comprised of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is comprised entirely of independent directors; and

•	we have a nominating and corporate governance committee that is comprised entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, a majority of the directors on our board will not be required to be independent. In addition, the compensation committee and the nominating and corporate governance committee of our board of directors will not be required to consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Pursuant to the JOBS Act for so long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We will be required to provide management’s attestation on internal controls effective December 31, 2016. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We will be an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Each of our Sponsors beneficially owns a substantial amount of our common stock and will continue to have substantial control over us after this offering and their interests may conflict with or differ from your interests as a stockholder.

Funds affiliated with Bain Capital and an entity affiliated with Oaktree own approximately 47.3% and 47.4% of the equity interests of IMC LP, respectively. Upon completion of this offering, IMC LP will beneficially own approximately 76.8% of our common stock (or 74.2%, if the underwriters’ option to purchase additional shares is exercised in full). The ownership of the Sponsors of IMC LP may provide them control over matters requiring stockholder approval, including the election of directors or a merger, consolidation or a sale of all or substantially all of our assets. The Sponsors may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of the common stock to decline or prevent our stockholders from realizing a premium over the market price for their shares.

In addition, six of our director nominees are affiliates of the Sponsors. Pursuant to our bylaws and the stockholders’ agreement between IMC LP, the Sponsors and us, we will continue to nominate to our board individuals designated by the Sponsors for so long as the stockholders’ agreement remains in effect. See “Management—Composition of the Board of Directors after this Offering” and “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” As a result, the Sponsors will continue to be able to exert a significant degree of influence over our management and the direction of our business.

We may not be able to take advantage of certain business opportunities.

Each of the Sponsors is in the business of making investments in companies. Our charter provides that if any of our directors, officers or employees who is also an officer, employee or agent of the Sponsors or any of their affiliates acquires knowledge of a potential business opportunity, we renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity to the maximum extent permitted from time to time by Maryland law, except for any business opportunity presented in writing to such person expressly in his or her capacity as one of our directors, officers or employees, and not also presented to such person or to any other Sponsor Affiliate, or which such person or any other Sponsor Affiliate became aware of, in any other capacity. Accordingly, other than with respect to the foregoing exception, a director designated by a Sponsor or its affiliates may exploit any business opportunity or direct such opportunity to any person or entity other than us, including acquisition opportunities that may be competitive or complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director has no liability in the capacity of a director if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the company’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. As permitted by the Maryland General Corporation Law (“MGCL”), our charter will limit the liability of our directors and officers to our company and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding that his or her action or failure to act was the result of active and deliberate dishonesty by the director or officer and was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate our company, and our amended and restated bylaws (our “bylaws”) will require us, to indemnify our directors and officers for actions taken by them in those capacities and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the maximum extent permitted by Maryland law. Effective upon completion of this offering, we will enter into indemnification agreements with our directors and executive officers that will provide for indemnification and advance expenses to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. Accordingly, in the event that actions taken by any of our directors or officers are immune or exculpated from, or indemnified against, liability but whose actions impede our performance, our stockholders’ ability to recover damages from that director or officer will be limited.

Our board of directors may change our major corporate, investment and financing policies without stockholder approval and those changes may adversely affect our business.

Our board of directors will determine and may alter or eliminate our major corporate policies, including our acquisition, investment, financing, growth, operations and distribution policies and whether to maintain our status as a REIT. While our stockholders have the power to elect or remove directors, our stockholders will have limited direct control over changes in our policies and those changes could adversely affect our business, financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Our charter and bylaws will contain provisions that may delay, defer or prevent an acquisition of our common stock or a change in control.

Our charter and bylaws will contain a number of provisions, the exercise or existence of which could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interests, including the following:

•	Our charter contains restrictions on the ownership and transfer of our stock.

In order for us to qualify as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year. Subject to certain exceptions, our charter prohibits any stockholder from owning beneficially or constructively more than 9.8% in value or by number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, or 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock. We refer to these restrictions collectively as the “ownership limits.”

The constructive ownership rules under the Code are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or the outstanding shares of all classes or series of our stock by an individual or entity could cause that individual or entity or another individual or entity to own constructively in excess of the relevant ownership limits.

Among other restrictions on ownership and transfer of shares, our charter also prohibits any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer shares of our common stock or of any of our other capital stock in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void.

These ownership limits may prevent a third-party from acquiring control of us if our board of directors does not grant an exemption from the ownership limits, even if our stockholders believe the change in control is in their best interests. We expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limits to IMC LP, the Sponsors and their affiliates, subject to certain initial and ongoing conditions designed to protect our status as a REIT.

•	Our board of directors has the power to cause us to issue and authorize additional shares of our stock without stockholder approval.

Our charter authorizes us to issue authorized but unissued shares of common or preferred stock in addition to the shares of common stock issued and outstanding at the closing of this offering. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders. See “Description of Capital Stock—Power to Reclassify and Issue Stock.”

Certain provisions of Maryland law may limit the ability of a third-party to acquire control of us.

Certain provisions of the MGCL may have the effect of inhibiting a third-party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder and us for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that holders of “control shares” of our company (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all votes entitled to be cast by the acquirer of control shares, and our officers and employees who are also our directors.

Pursuant to the MGCL, our board of directors will exempt by resolution a business combination between us and IMC LP, the Sponsors or their affiliates and between us and any other person, provided that in the latter case the business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and IMC LP, the Sponsors or their affiliates. Our bylaws will contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions or resolutions will not be amended or eliminated at any time in the future.

Additionally, Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what will be provided in our charter or bylaws, to implement certain takeover defenses, such as a classified board. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

Risks Related to Our Status as a REIT

IMC may not maintain its status as a REIT.

We have elected to qualify to be taxed as a REIT for U.S. federal income tax purposes and expect to continue to operate in a manner that will allow us to continue to be classified as such. Once an entity is qualified as a REIT, the Code generally requires that such entity distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it distributes annually less than 100% of its REIT taxable income including capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. To avoid current entity level U.S. federal income taxes, we expect to distribute 100% of our capital gains and ordinary taxable income to stockholders on a quarterly basis. We may not have sufficient liquidity to meet these distribution standards. If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income and federal income tax. The corporate level income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to holders of equity securities that would otherwise receive dividends would be reduced for the year or years involved. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years.

If we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

We intend to continue to operate in a manner that will allow us to continue to qualify as a REIT for U.S. federal income tax purposes. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. For example, a significant portion of the value of our properties is attributable to structural components related to the provision of electricity, heating, ventilation and air conditioning, humidification regulation, security and fire protection and telecommunication services. In addition, we own several valuable intangible assets, such as trademarks, customer relationships and a favorable leasehold interest. If our structural components and/or intangible assets are not real property for purposes of the REIT qualification requirements, we could fail to qualify as a REIT, which would adversely affect the value of our common stock. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, there can be no assurance that the IRS will not contend that our assets or income cause a violation of the REIT requirements. If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

The opinion of our special counsel regarding our status as a REIT does not guarantee our ability to qualify as a REIT.

Our special counsel, Kirkland & Ellis LLP, will render an opinion to us to the effect that we have been organized in conformity with the requirements for qualification as a REIT and our proposed method of operation described in this prospectus and as represented by management has enabled us, and will enable us, to satisfy the requirements for such qualification. This opinion will be based on representations made by us as to certain factual matters relating to our organization and our actual and intended or expected manner of operation. In addition, this opinion will be based on the law existing and in effect on the date of filing of this registration statement. Our qualification and taxation as a REIT will depend on the qualification of each of the Predecessor REIT Subsidiaries as a REIT for U.S. federal income tax purposes. Our qualification and taxation as a REIT will also depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below. Kirkland & Ellis LLP will not review our compliance with these tests on a continuing basis. Accordingly, no assurance can be given that we will satisfy such tests on a continuing basis. Also, the opinion of Kirkland & Ellis LLP will represent counsel’s legal judgment based on the law in effect as of the date of the initial closing of this initial public offering, is not binding on the IRS or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Kirkland & Ellis LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is currently 20% (and an additional 3.8% tax on net investment income may also be applicable). Dividends payable by REITs, however, generally are not eligible for the reduced rates applicable to “qualified dividends”. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, in order for us to qualify as a REIT so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code. From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. See “Material United States Federal Income Tax Considerations—General.” For example, in order to meet the REIT qualification requirements, we currently hold and expect in the future to hold some of our assets or conduct certain of our activities through one or more TRSs or other subsidiary corporations that will be subject to federal, state, and local corporate-level income taxes as regular C corporations (i.e. corporations generally subject to corporate-level income tax under Subchapter C of the Code). In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s length basis. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive opportunities.

To qualify as a REIT, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. See “Material United States Federal Income Tax Considerations—Asset Tests.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. In addition to the asset tests set forth above, to qualify as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

If our Operating Partnership failed to qualify as a partnership for U.S. federal income tax purposes following the admission of a new partner, we would cease to qualify as a REIT and suffer other adverse consequences.

Prior to the admission of a new partner, our Operating Partnership will be an entity disregarded as separate from IMC for U.S. federal income tax purposes. However, we believe that upon the admission of an additional partner, our Operating Partnership will be treated as a partnership for U.S. federal income tax purposes. As a partnership, our Operating Partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our Operating Partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes following the admission of a new partner, it is likely that we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our Operating Partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

If any of the Predecessor REIT Subsidiaries failed to qualify as a REIT, we may also fail to qualify as a REIT.

We were formed through a transaction in which the Predecessor REIT Subsidiaries (IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC) merged with and into IMC, in each case with IMC surviving the merger. We believe each of these Predecessor REIT Subsidiaries qualified as REITs for U.S. federal income tax purposes, and that IMC is expected to be treated for U.S. federal income tax purposes as the successor to the Predecessor REIT Subsidiaries. However, if any of the Predecessor REIT Subsidiaries failed to qualify as a REIT in any prior taxable year, that failure could adversely impact IMC’s qualification as a REIT. If we failed to qualify as a REIT, we could become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to holders of our common stock unless we qualify for certain statutory relief provisions as discussed herein.

We are party to certain short term lease arrangements that may not constitute qualifying income under the 75% or 95% gross income tests that apply to REITs.

As a REIT, at least 75% and 95% of our gross income must consist of rents from real property or other specified categories of income. Rents received by us will qualify as “rents from real property” for purposes of satisfying these gross income tests only if certain conditions are met. See “Material United States Federal Income Tax Considerations.” A portion of our rent is received in connection with short term leases. We have reviewed our Properties and our lease arrangements, and we believe that rent attributable to these short term leases qualifies as “rents from real property” for purposes of the 75% and 95% gross income tests. However, we cannot assure you that the IRS will agree that rent attributable to a particular short term lease qualifies as “rents from real property” for purposes of the 75% and 95% gross income tests. If the amount of any such non-qualifying rent, together with other income that does not otherwise qualify for the 75% or 95% gross income tests, exceeds 25% or 5% of our gross income, as the case may be, we may fail to qualify as a REIT.

We may be subject to built-in gains tax on the disposition of certain of our assets.

We acquired certain properties in tax-deferred transactions, which properties were held by one or more C corporations before they were held by us. If we dispose of any such assets during the ten-year period following acquisition of the assets from the respective C corporation (i.e., during the ten-year period following ownership of such assets by a REIT), we will be subject to U.S. federal income tax (and applicable state and local taxes) at the highest corporate tax rates on any gain recognized from the disposition such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to or acquired by us or one of our predecessor REITs in a tax-deferred transaction over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. Similarly, if we recognize certain other income considered to be built-in income during the ten-year period following the asset acquisitions described above, we could be subject to U.S. federal tax under the built-in gains tax rules. We would be subject to this corporate-level tax liability (without the benefit of the deduction for dividends paid) even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We estimate that up to approximately $170.1 million of built-in gain might be recognized for tax purposes under these rules if we were to sell all of our assets in taxable transactions. We may choose to forego otherwise attractive opportunities to sell assets in a taxable transaction during the ten-year built-in gain recognition period in order to avoid this built-in gain tax. However, there can be no assurance that such a taxable transaction will not occur. The amount of any such built-in gain tax could be material and the resulting tax liability could have a negative effect on our cash flow and limit our ability to pay distributions required to maintain our status as a REIT.

If cancellation of debt income for U.S. federal income tax purposes is deemed to occur as a result of the Refinancing Transactions, it could materially and adversely affect our cash flows.

In connection with the acquisition of certain of our properties in May of 2011, the debt obligations associated with such properties were substantially modified. In particular, the lenders amended the loan documents at such time so that we could satisfy the loans on or before the maturity date of such loans for an amount that is substantially less than the aggregate face amount of the loans. See the discussion of the discounted payoff amounts of the loans in Note 6 to our consolidated financial statements included elsewhere in this prospectus. For U.S. federal income tax purposes, this reduction in indebtedness was treated as taking place prior to our acquisition of such properties. On August 15, 2014, we refinanced these debt obligations in the Refinancing Transactions by paying the reduced amount pursuant to the terms of the 2011 loan amendments. We do not believe that any cancellation of debt income (“CODI”) for U.S. federal income tax purposes arose as a result of the Refinancing Transactions because the debt obligations were paid off in accordance with their terms. If, however, the U.S. Internal Revenue Service (“IRS”) were to successfully assert that CODI resulted from the Refinancing Transactions, any such CODI could materially and adversely affect our cash flows as a result of additional required tax payments and additional distributions to our stockholders.

Risks Related to this Offering

The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future. We may use borrowed funds to make distributions.

After giving effect to this offering and the use of proceeds therefrom, our expected annual distributions for the 12 months ending March 31, 2016 of $0.78 per share are expected to be approximately 83% of estimated cash available for distribution. However, if cash available for distribution generated by our assets for such 12 month period is less than our estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. See “Distribution Policy.” All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. Although we do not currently intend to pay distributions in excess of earnings and cash flow from operations, to the extent that we decide to make distributions in excess of our current and accumulated earnings and profits in the future, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that such distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock. See “Material United States Federal Income Tax Considerations—Taxation of Taxable Domestic Stockholders.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

No public market for our common stock currently exists, an active trading market for our shares may not develop and the market price of our shares may decline substantially and quickly.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing, subject to official notice of issuance, on the NYSE, we cannot predict the extent to which a trading market will develop or how liquid that market might become. The estimated initial public offering price for our shares was determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire additional properties or other businesses by using our shares as consideration, which in turn could materially adversely affect our business. In addition, the stock market in general, and the NYSE and REITs in particular, have recently experienced extreme price and volume fluctuations. These broad market and industry factors may decrease the market price of our shares, regardless of our actual operating performance. For these reasons, among others, the market price of the shares you purchase in this offering may decline substantially and quickly.

Our share price may decline due to the large number of our shares eligible for future sale.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of 49,600,000 shares of our common stock outstanding (or 51,325,000 shares of our common stock assuming the underwriters exercise their option to purchase up to 1,725,000 additional shares of our common stock in full). All of the 11,500,000 shares of our common stock sold in this offering (or 13,225,000 shares of our common stock assuming the underwriters exercise their option to purchase additional shares of our common stock in full) will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates.” See “Shares Eligible for Future Sale.”

The remaining 38,100,000 shares of our common stock outstanding held by our current stockholder, IMC LP, will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. In addition, we, our directors, executive officers, certain other employees,

IMC LP and our Sponsors, have agreed or will agree, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days from the date of this prospectus, except with the prior written consent of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC. As a result of the stockholders’ agreement, however, all of these shares of our common stock will, subject to applicable lock-up arrangements, be eligible for future sale.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2015 Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 3,500,000 shares of our common stock. However, any shares granted to our directors and officers are subject to lock-up arrangements, described above, and generally may not be sold for 180 days from the date of this prospectus, except with the prior written consent of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC.

Our charter will provide that we may issue up to 300,000,000 shares of common stock, and 50,000,000 shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and our charter, our board of directors will have the power to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. See “Description of Capital Stock—Power to Reclassify and Issue Stock.”

The market price of our common stock could be adversely affected by market conditions and by our actual and expected future earnings and level of cash dividends.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares without regard to our operating performance. For example, the trading prices of equity securities issued by REITs have historically been affected by changes in market interest rates. One of the factors that may influence the market price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of shares of our common stock to demand a higher distribution rate or seek alternative investments. As a result, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our shares could decrease significantly. The market value of the equity securities of a REIT is also based upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and, in such instances, you may be unable to resell your shares at or above the initial public offering price.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $7.80 (or approximately 60.0%) in net tangible book value per share from the price you paid, assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In addition, if we raise funds by issuing additional shares, the newly issued shares may further dilute your ownership interest.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on us.

As a publicly-traded REIT, we will be required to develop and implement substantial control systems, policies and procedures in order to maintain our REIT qualification and satisfy our periodic SEC reporting and NYSE listing requirements. We cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company or that any such development and implementation will be effective. Failure to do so could jeopardize our status as a REIT or as a public company, and the loss of such status would materially and adversely affect us.

In the past, we have not separately reported our audited results as a public company. In connection with our operation as a public company, we will be required to report our operations on a consolidated basis under GAAP. If we fail to develop, implement or maintain proper overall business controls, including as required to support our growth, our results of operations could be harmed or we could fail to meet our reporting obligations. In addition, the existence of a material weakness or significant deficiency could result in errors in our financial statements that could require a restatement, cause us to fail to meet our public company reporting obligations and cause investors to lose confidence in our reported financial information, which could have a material adverse effect on us.

The requirements of being a public company will increase certain of our costs and require significant management focus.

As a public company, our legal, accounting and other expenses associated with compliance-related and other activities will increase. For example, in connection with this offering, we will create new board of directors committees and appoint one or more independent directors to comply with the corporate governance requirements of the exchange on which we will list our common stock. Costs to obtain director and officer liability insurance will contribute to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements, which could further increase our compliance costs.

Our business and stock price may suffer as a result of our lack of public company operating experience. In addition, if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

We are a privately-held company. Our lack of recent public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, prospects, financial condition and results of operations may be harmed. In addition, as a new public company we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, including statements such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” or similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our current plans, expectations and projections about future events. Forward-looking statements should not be unduly relied upon. They give our expectations about the future and are not guarantees. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements to materially differ from any future results, performance and achievements expressed or implied by such forward-looking statements. We caution you therefore against relying on any of these forward-looking statements.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and may be affected by a variety of risks and other factors, including, among others:

•	our inability to lease vacant space, renew leases or re-lease space as leases expire;

•	the bankruptcy, insolvency, or inability to pay rent of our tenants, who are in a competitive industry;

•	the loss of, or closure of showroom space by, one or more anchor tenants;

•	the entry into long-term non-cancelable leases that may not result in fair value over time;

•	our inability to achieve profitability;

•	our inability to achieve business strategies;

•	the fixed costs associated with our Properties;

•	our inability to transfer or sell real estate may be hampered by transfer restrictions and market pressures;

•	the geographic and industry concentration of our Properties;

•	the loss of members of senior management or our leasing and marketing professionals;

•	our inability to access external sources of capital on commercially reasonable terms;

•	our substantial amount of indebtedness following this offering;

•	our inability to carry out future acquisition activities;

•	material disruption due to possible terrorist activity or other acts of violence;

•	our exposure to environmental liabilities and subjection to environmental laws and regulations and potential environmental claims;

•	losses to our Properties not covered by insurance, or that exceed our coverage limits;

•	the cost of our health care self-insurance program and its adequacy in covering all claims;

•	the cost of maintaining compliance with the ADA, fire, safety, and other regulations;

•	the inability of our Operating Partnership to generate funds to pay liabilities;

•	the cost of, and payment of damages and expenses related to, defending litigation or threatened litigation;

•	the impact of changing property tax rates and real estate valuations;

•	the impact of competition from other Markets;

•	the impact of declining real estate valuations and impairment charges on our earnings;

•	increased costs as a public company;

•	the impact of federal, state, local and other laws and regulations;

•	the continuing ability to meet the conditions for qualification as a REIT;

•	the insufficiency of cash flow from operations or access to future borrowings;

•	fluctuations in the market for our equity; and

•	those discussed herein under the caption “Risk Factors.”

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this prospectus will be achieved.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $132.3 million (or approximately $153.2 million if the underwriters exercise their option to purchase up to 1,725,000 additional shares in full), assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We will contribute the proceeds we receive from this offering to our Operating Partnership in exchange for partnership units. We expect our Operating Partnership to use the net proceeds from this offering together with cash on hand:

•	to pay approximately $125.5 million of principal and interest to terminate our second lien term loan facility and approximately $1.3 million of prepayment fees in connection therewith; and

•	to distribute an aggregate of $9.3 million to IMC LP (x) to pay aggregate fees of $5.3 million to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree, and (y) to make a concurrent distribution equal to $4.0 million to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement. See “Certain Relationships and Related Party Transactions—Advisory Agreement.”

The second lien term loan facility matures on August 15, 2021 and bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 7.75% per annum, or an alternative base rate 6.75% per annum. Our Operating Partnership entered into the second lien term loan facility on August 15, 2014. Borrowings under the second lien term loan facility, together with borrowings under the first lien term loan facility and cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the then existing mortgage based loans. See “Prospectus Summary—Refinancing Transactions” and “Description of Indebtedness.”

Affiliates of Oaktree are lenders under our second lien term loan facility and will receive a portion of the proceeds of this offering due to the above-described pay down of these facilities. See “Certain Relationships and Related Party Transactions.”

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $12.1 million, assuming no change in the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is based on the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $10.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses.

DISTRIBUTION POLICY

We have elected to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. A REIT must distribute 100% of its capital gains and ordinary income to its stockholders in order to maintain its REIT status and avoid entity level U.S. federal income taxes.

We entered into senior secured credit facilities on August 15, 2014. Such facilities generally restrict our Operating Partnership’s ability to make distributions to us, and therefore our ability to make distributions to our equityholders. However, we are allowed to distribute an amount equal to 100% of our annual REIT taxable income. Furthermore we are allowed to make the following additional distributions: (a) distributions in an amount not to exceed $10 million in any 12 consecutive calendar month period so long as no event of default is continuing under the senior secured credit facilities and no revolving loans are outstanding under our revolving credit facility, (b) distributions in an amount calculated at the time of the distribution that includes $35 million plus, so long as no event of default is continuing, 50% of our consolidated net income (measured as one accounting period from and after July 1, 2014), less the amount of any distributions previously made as distributions of our REIT taxable income and/or in reliance on the immediately preceding clause (a), and (c) distributions with certain proceeds from public offerings of our capital stock or limited partnership interests of our Operating Partnership that have not been used for other purposes as set forth under the senior secured credit facilities. See “Description of Indebtedness.”

We intend to make a pro rata distribution with respect to the quarter during which this offering occurs, based on a distribution rate of $0.195 per share of our common stock for a full quarter. On an annualized basis, this would be $0.78 per share of our common stock, or an annualized distribution rate of 6.0%. We estimate that this initial annual distribution rate will represent approximately 83% of estimated cash available for distribution for the 12 months ending March 31, 2016. We do not intend to reduce the annualized distribution per share of our common stock if the underwriters exercise their option to purchase additional shares. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending March 31, 2016, which we have calculated based on adjustments to our pro forma net income for the 12 months ended March 31, 2015. This estimate was based on our pro forma operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures that we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12 months ending March 31, 2016, we have made certain assumptions reflected in the table and footnotes below, including that there will be no terminations of existing leases in our Properties after March 31, 2015 (other than scheduled lease expirations) or lease renewals or new leases (other than month-to-month leases) after March 31, 2015 unless a new or renewal lease has been entered into prior to the date of this prospectus.

Our estimate of cash available for distribution does not reflect the effect of any changes in our working capital after March 31, 2015, other than the amount of cash estimated to be used for recurring property capital expenditures and tenant improvements related to leases that may be entered into prior to the date of this prospectus. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than estimated capital expenditures, or the amount of cash estimated to be used for financing activities. Although we have included all material investing and financing activities that we have commitments to undertake as of March 31, 2015, we may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or liquidity. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the estimate set forth below, our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider a variety of factors, which may include, (1) the amount of cash generated from our operating activities, (2) our expectations of future cash flows, (3) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions or development of new properties, (4) the timing of significant redevelopment and re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (5) our ability to continue to access additional sources of capital, (6) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay, (7) any limitations on our distributions contained in our credit or other agreements, including, without limitation, the agreements governing our first lien term loan facility and our revolving credit facility, and (8) applicable provisions of Maryland law including the sufficiency of legally-available assets.

If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors will review the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

IMC will conduct substantially all of its operations through the Operating Partnership. IMC does not have, apart from an interest in the Operating Partnership, any independent operations. As a result, it will rely on distributions from the Operating Partnership to pay any dividends IMC might declare on shares of its common stock in three separate steps:

•	first, the Operating Partnership will make distributions to those of its partners which are holders of partnership units, including IMC OP GP, LLC. If the Operating Partnership makes such distributions, then in addition to IMC and IMC OP GP, LLC, any other partners of the Operating Partnership holding partnership units will also be entitled to receive equivalent distributions pro rata based on their partnership interests in the Operating Partnership;

•	second, IMC OP GP, LLC will distribute to IMC its share of such distributions; and

•	third, IMC will distribute the amount authorized by its board of directors and declared by IMC to its common stockholders on a pro rata basis.

The following table describes our pro forma net income for the 12 months ended March 31, 2015, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending March 31, 2016 (amounts in thousands except share and per share data, square footage data and percentages). Pro forma net (loss)/income reflects adjustments for certain transactions, as described in “Unaudited Pro Forma Consolidated Financial Statements.” Other than such adjustments, these calculations do not assume any changes to our operations or any acquisitions or dispositions or other developments or occurrences which could affect operating results and cash flows, or changes in outstanding shares of our common stock. We cannot assure you that actual results will be the same as or comparable to the calculations below.

Pro forma net loss for the 12 months ended December 31, 2014	$(2,679)
Less: Pro forma net loss for the three months ended March 31, 2014	2,391
Add: Pro forma net income for the three months ended March 31, 2015	641

Pro forma net income for the 12 months ended March 31, 2015	$353
Add: Pro forma depreciation and amortization	51,205
Add: Estimated net increase in contractual rent income(1)	6,527
Less: Net effects of straight-line rent adjustments to tenant leases(2)	(2,180)
Add: Net effects of above- and below-market rent adjustments(3)	1,628

Add: Net effects of non-cash amortization of debt discounts and debt issuance costs	2,116
Add: Non-cash stock-based compensation expense(4)	724

Estimated cash flows from operating activities for the 12 months ending March 31, 2016	$60,373

Estimated cash flows from investing activities
Less: Contractual obligations for tenant improvements(5)	(5,664)
Less: Estimated annual provision for recurring property capital expenditures(6)	(3,658)

Total estimated cash flows used in investing activities	$(9,322)

Estimated cash flows used in financing activities—scheduled debt principal repayments(7)	$(4,050)

Estimated cash available for distribution for the 12 months ending March 31, 2016	$47,001

Total estimated initial annual distribution to our stockholders and to other holders of outstanding partnership units	$39,011

Total estimated initial annual distribution to holders of outstanding partnership units	$235

Total estimated initial annual distribution to our stockholders	$38,776

Estimated initial annual distributions per share of our common stock(8)	$0.78

Payout ratio based on our share of estimated cash available for distribution(9)	0.83

(1)	Represents the net increase in contractual rent income, net of contractual rent abatements, from:

(i)	$131,225 of contractual rent income through March 31, 2016 from existing leases as of March 31, 2015; plus
(ii)	$3,095 of contractual rent income through March 31, 2016 from new leases that were signed prior to the date of this prospectus but that will go into effect during the 12 months ending March 31, 2016; less
(iii)	$127,793 of contractual rent income during the 12-month period ended March 31, 2015.

The calculated net increase in contractual rent income reflects decreases in contractual rent income from scheduled lease expirations during the 12-month period ending March 31, 2016 and excludes any impact from projected lease renewals.

(2)	Represents the net change from the conversion of estimated rental revenues for the 12 months ending March 31, 2015 from a straight-line accrual basis to a cash basis of revenue recognition.

(3)	Represents the net change from the elimination of non-cash adjustments for above-market and below-market leases for the 12 months ended March 31, 2015.

(4)	Represents non-cash stock-based compensation expense associated with long-term equity awards recognized during the 12 months ended March 31, 2015.

(5)	Represents projected tenant improvements of $5,664, based on the weighted average tenant improvement costs of $3.19 per square foot incurred during the 39 months ended March 31, 2015, multiplied by 1,776,098 of rentable square feet of leased space for which leases expire in our Properties during the 12 months ending March 31, 2016.

(6)	Represents the estimated cost of recurring property capital expenditures (excluding costs of tenant improvements), of $3,658, based on the weighted average annual recurring capital expenditures at a cost of $0.39 per square foot incurred during the 39 months ended March 31, 2015, multiplied by rentable square feet of 9,394,669 at March 31, 2015.

(7)	Represents scheduled debt principal payments due during the 12 months ending March 31, 2016, after giving effect to the Refinancing Transactions.

(8)	Based on a total of 49,600,000 shares of our common stock to be outstanding after this offering.

(9)	Calculated as estimated initial annual distribution per share divided by IMC’s share of estimated cash available for distribution per share for the 12 months ending March 31, 2016.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2015:

•	on an actual basis; and

•	on a pro forma basis giving effect to the sale by us of 11,500,000 shares of common stock in this offering assuming a public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover of this prospectus, our receipt of the estimated net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase 1,725,000 additional shares of common stock from us), and the use of the proceeds from this offering. See “Use of Proceeds.”

This table should be read together with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Statements” and our consolidated financial statements and the related notes, each included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro Forma
	(in thousands, except share and per share data)
Cash	$8,129	$5,938

Debt
First lien term loan facility (net of discount of $4,594)(1)	$399,394	$399,394
Second lien term loan facility (net of discount of $2,469)(1)	122,531	—
Revolving credit facility(2)	21,000	21,000

Total debt	542,925	420,394

Stockholders’ Equity
Preferred stock, par value $0.01 per share, $125 aggregate redemption value; 50,000,000 shares authorized and 125 shares issued and outstanding, actual; 50,000,000 shares authorized and no shares issued and outstanding, pro forma	—	—
Common stock, par value $0.01 per share; 300,000,000 shares authorized and 38,100,000 shares issued and outstanding, actual; 300,000,000 shares authorized and 49,600,000 shares issued and outstanding, pro forma	—	496
Additional paid-in capital	193,228	320,913
Accumulated deficit	(9,988)	(20,162)

Total stockholders’ equity	183,240	301,247

Total capitalization	$726,165	$721,641

(1)	The first lien term loan facility matures on August 15, 2020 and the second lien term loan facility matures on August 15, 2021 and bear interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 4.25% per annum and 7.75% per annum, respectively, or an alternative base rate plus 3.25% per annum and 6.75% per annum, respectively. We intend to use a portion of the proceeds of this offering to fully prepay and terminate the second lien term loan facility. See “Use of Proceeds.”

(2)	The revolving credit facility initially matures on August 15, 2019 and has a maximum availability of $50.0 million. Borrowings under the revolving credit facility bear interest initially, at our option, at an adjusted LIBOR plus 3.25% per annum or an alternative base rate plus 2.25% per annum.

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) each of cash, total stockholders’ equity and total capitalization on a pro forma basis by approximately $12.1 million, assuming no change in the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total stockholders’ equity and total capitalization on a pro forma basis by approximately $10.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

The number of shares of common stock outstanding after this offering does not include:

(i)	an aggregate of 3,500,000 shares of our common stock reserved for issuance under the 2015 Incentive Plan, including an aggregate of approximately 1.6 million shares of our common stock that may be issued, at our option, upon exchange of an aggregate of approximately 1.6 million common units that, subject to the satisfaction of certain conditions, are issuable upon conversion of an aggregate of approximately 1.6 million LTIP units to be granted to our executive officers and certain of our employees concurrently with the completion of this offering; and

(ii)	an aggregate of approximately 9,836 restricted stock units to be granted to directors who are not employees of our company, our subsidiaries or the Sponsors upon completion of this offering (assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus).

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering.

Our historical net tangible book value as of March 31, 2015 was $133.0 million or $3.49 per share of our common stock. Historical net tangible book value represents the amount of total tangible assets less total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the number of shares outstanding.

After giving effect to this offering and the use of the net proceeds therefrom as described in “Use of Proceeds,” based upon an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2015 would have been $257.7 million, or $5.20 per share. This represents an immediate increase in the pro forma net tangible book value of $1.71 per share and an immediate dilution of $7.80 per share in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial offering price per share		$13.00
Historical net tangible book value per share as of March 31, 2015	$3.49
Increase in historical net tangible book value per share attributable to investors in this offering	1.71

Pro forma net tangible book value per share as of March 31, 2015 (after giving effect to this offering)		5.20

Dilution in pro forma net tangible book value per share to new investors participating in this offering		$7.80

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the amount of pro forma net tangible book value attributable to new investors by $0.21 per share, and the dilution to new investors participating in this offering by $0.79 per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2015, on a pro forma basis described above, the total number of shares purchased from us, the total cash consideration paid to us and the average price per share paid by IMC LP our current sole stockholder, and by new investors purchasing shares in this offering. The table assumes an initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
			(in thousands)
Existing stockholder	38,100,000	76.8%	$193,228	56.4%	$5.07
New investors	11,500,000	23.2%	149,500	43.6%	$13.00

Total	49,600,000	100.0%	$342,728	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors participating in the offering by $11.5 million, or increase (decrease) the percent of total consideration paid by new investors participating in this offering by 1.8% and 2.0%, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase up to 1,725,000 additional shares is exercised in full, the following will occur:

•	the number of shares purchased by new investors participating in this offering will increase to 13,225,000, or approximately 25.8% of the total number of shares outstanding; and

•	the immediate dilution experienced by new investors participating in this offering will be $7.57 per share and the pro forma net tangible book value per share will be $5.43 per share.

The number of shares of common stock outstanding after this offering does not include:

(i)	an aggregate of 3,500,000 shares of our common stock reserved for issuance under the 2015 Incentive Plan, including an aggregate of approximately 1.6 million shares of our common stock that may be issued, at our option, upon exchange of an aggregate of approximately 1.6 million common units that, subject to the satisfaction of certain conditions, are issuable upon conversion of an aggregate of approximately 1.6 million LTIP units to be granted to our executive officers and certain of our employees concurrently with the completion of this offering; and

(ii)	an aggregate of approximately 9,836 restricted stock units to be granted to directors who are not employees of our company, our subsidiaries or the Sponsors upon completion of this offering (assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus).

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

IMC was formed by IMC LP on June 27, 2014 as a Maryland corporation in anticipation of this offering. IMC was formed to operate as a REIT and to succeed in the ownership of the properties and businesses conducted by the wholly-owned subsidiaries of IMC LP: IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC, IMC LV REIT, LLC and IMC Manager, LLC, which managed the day-to-day operations of the Predecessor REIT Subsidiaries. On August 15, 2014, through a series of transactions, IMC LP caused each of the Predecessor REIT Subsidiaries to merge into IMC, with IMC surviving the merger, and IMC LP continuing as IMC’s sole common stockholder. IMC also caused a wholly-owned subsidiary of IMC to merge with and into IMC Manager, LLC, with IMC Manager, LLC surviving the merger as a subsidiary of IMC, and the interests of IMC LP in IMC Manager, LLC being canceled. Additionally, IMC caused certain of its wholly-owned TRSs to merge with and into IMC TRS, LLC. These transactions were consummated as mergers among subsidiaries of a common parent without consideration. Immediately following these mergers, IMC contributed substantially all of its assets to the Operating Partnership, its wholly-owned subsidiary.

The unaudited pro forma consolidated balance sheet is derived from our consolidated balance sheet included elsewhere in this prospectus and reflects the pro forma financial condition of our company after giving effect to the completion of this offering and the use of proceeds therefrom. The unaudited pro forma consolidated statements of operations are derived from our consolidated statements of operations included elsewhere in this prospectus and reflect the pro forma results of operations of our company after giving effect to (i) the Restructuring Transactions and the Refinancing Transactions, which were consummated on August 15, 2014 in connection with this offering, and (ii) the completion of this offering and the use of proceeds therefrom (as described below). The pro forma adjustments associated with these transactions assume that each transaction was completed as of March 31, 2015 for purposes of the unaudited pro forma consolidated balance sheet and as of January 1, 2014 for purposes of the unaudited pro forma consolidated statements of operations.

Our pro forma consolidated financial statements are presented for informational purposes only and are based on information and assumptions that we consider appropriate and reasonable. These pro forma consolidated financial statements do not purport to (i) represent our financial position had this offering and the use of proceeds therefrom, described in these pro forma consolidated financial statements, occurred on March 31, 2015, (ii) represent the results of our operations had this offering, and the other transactions described in these pro forma consolidated financial statements, occurred on January 1, 2014 or (iii) project or forecast our financial position or results of operations as of any future date or for any future period, as applicable.

You should read our pro forma consolidated financial information along with all other financial information and analysis presented in this prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

International Market Centers, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2015

		Pro Forma Adjustments
	March 31, 2015 Actual	Offering of Common Stock(1)		March 31, 2015 Pro Forma
	(in thousands)
Assets
Rental properties:
Land and land improvements	$75,328	$—		$75,328
Buildings and building improvements	660,711	—		660,711
Tenant improvements	36,976	—		36,976
Furniture, fixtures and equipment	18,780	—		18,780

	791,795	—		791,795
Less: Accumulated depreciation	(113,314)	—		(113,314)

Net investment in rental properties	678,481	—		678,481
Cash	8,129	(2,191)	a,b,c	5,938
Restricted cash	4,372	—		4,372
Accounts receivable, net	9,710	—		9,710
Straight-line rents receivable, net	13,183	—		13,183
Notes receivable, net	5,499	—		5,499
Deferred leasing costs, net	8,699	—		8,699
Deferred financing costs, net	8,784	(2,118)	b	6,666
Intangible assets, net	24,058	—		24,058
Goodwill	4,152	—		4,152
Prepaid expenses and other assets	8,420	(4,547)	a	3,873

Total assets	$773,487	$(8,856)		$764,631

Liabilities
Long-term debt, net	$542,925	$(122,531)	b	$420,394
Accounts payable and accrued expenses	15,990	(4,328)	a,b	11,662
Taxes payable	383	—		383
Prepaid rent	3,422	—		3,422
Unearned rent	12,199	—		12,199
Tenant security deposits	5,234	—		5,234
Below market leases, net	1,993	—		1,993
Deferred tax liabilities, net	1,810	—		1,810
Other liabilities	6,291	(4)	c	6,287

Total liabilities	590,247	(126,863)		463,384

Stockholders’ Equity
Preferred stock	—	—		—
Common stock	381	115	a	496
Additional paid-in capital	192,847	128,066	a,b,c	320,913
Accumulated deficit	(9,988)	(10,174)	b	(20,162)

Total stockholders’ equity	183,240	118,007		301,247

Total liabilities and stockholders’ equity	$773,487	$(8,856)		$764,631

See accompanying notes to unaudited pro forma consolidated financial information.

International Market Centers, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the Three Months Ended March 31, 2015

		Pro Forma Adjustments
	Actual	Offering of Common Stock (2)		Pro Forma Total
	(in thousands, except per share data)
Revenues
Base rents	$33,893	$—		$33,893
Recoveries from tenants	1,789	—		1,789
Tradeshow license fees	2,632	—		2,632
Sponsorships, publications and other income	3,765	—		3,765

Total revenues	42,079	—		42,079

Expenses
Real estate taxes and insurance	2,703	—		2,703
Utilities	2,696	—		2,696
Building operations	3,587	—		3,587
Market operations	7,534	—		7,534
General and administrative	6,553	(1,000)	b	5,553
Depreciation and amortization	12,469	—		12,469

Total expenses	35,542	(1,000)		34,542

Other (Expenses) Income
Interest expense	(8,857)	2,861	a	(5,996)
Interest and other investment income	178	—		178

Total other expenses	(8,679)	2,861		(5,818)

(Loss) income before income taxes	(2,142)	3,861		1,719
Provision for income taxes	1,078	—		1,078

Net (loss) income	(3,220)	3,861		641
Preferred share dividends	4	(4)	c	—

Net (loss) income attributable to common stockholders	$(3,224)	$3,865		$641

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.08)

Weighted average common shares outstanding:
Basic and diluted	38,100

Pro forma net income per share attributable to common stockholders:
Basic and diluted				$0.01

Pro forma weighted average common shares outstanding(5):
Basic and diluted		11,500	(5)	49,600

See accompanying notes to unaudited pro forma consolidated financial information.

International Market Centers, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2014

		Pro Forma Adjustments
	Actual	Restructuring Transactions and Refinancing Transactions (3)		Offering of Common Stock (4)		Pro Forma Total
	(in thousands, except per share data)
Revenues
Base rents	$125,432	$—		$—		$125,432
Recoveries from tenants	9,516	—		—		9,516
Tradeshow license fees	15,405	—		—		15,405
Sponsorships, publications and other income	12,448	—		—		12,448

Total revenues	162,801	—		—		162,801

Expenses
Real estate taxes and insurance	10,563	—		—		10,563
Utilities	12,009	—		—		12,009
Building operations	12,996	—		—		12,996
Market operations	24,861	—		—		24,861
General and administrative	29,410	—		(4,000)	b	25,410
Depreciation and amortization	51,842	—		—		51,842

Total expenses	141,681	—		(4,000)		137,681

Other (Expenses) Income
Interest expense	(34,080)	(1,268)	a	11,607	a	(23,741)
Interest and other investment income	712	—		—		712
Loss on extinguishment of debt	(12,533)	12,533	c	—		—

Total other expenses	(45,901)	11,265		11,607		(23,029)

(Loss) income before income taxes	(24,781)	11,265		15,607		2,091
Provision for income taxes	4,770	—		—		4,770

Net loss	(29,551)	11,265		15,607		(2,679)
Preferred share dividends	53	(37)	b	(16)	c	—

Net loss attributable to common stockholders	$(29,604)	$11,302		$15,623		$(2,679)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.78)

Weighted average common shares outstanding:
Basic and diluted	38,100

Pro forma net loss per share attributable to common stockholders:
Basic and diluted						$(0.05)

Pro forma weighted average common shares outstanding(5):
Basic and diluted				11,500	(5)	49,600

See accompanying notes to unaudited pro forma consolidated financial information.

Notes to Unaudited Pro Forma Consolidated Financial Statements (in thousands, except per share data)

A. Basis of Presentation

The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 is presented to reflect the following:

•	Restructuring Transactions

On August 15, 2014, preferred shares held by investors in IHFC REIT, LLC, Market Square REIT, LLC and Showplace REIT, LLC were each redeemed for $125, for a total of $375 in cash paid to these investors upon redemption. The preferred shares of IMC LV REIT, LLC with a redemption value of $125 were exchanged for preferred shares in IMC on a one-for-one as converted basis on the same date.

•	Refinancing Transactions

On August 15, 2014, our Operating Partnership entered into senior secured credit facilities, which are comprised of a $405,000 first lien term loan facility, a $50,000 first lien revolving credit facility and a $125,000 second lien term loan facility. The first lien revolving credit facility was undrawn at the closing of such transaction. The proceeds from the first lien term loan facility and the second lien term loan facility, together with cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the existing mortgage notes payable balance as of August 15, 2014.

The accompanying unaudited pro forma consolidated statements of operations and balance sheet are presented to reflect the following:

•	Offering and Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $132,309 (or approximately $153,220 if the underwriters exercise their option to purchase up to 1,725 additional shares in full), assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect that net proceeds of this offering will be contributed by us to our Operating Partnership in exchange for partnership units. We expect that our Operating Partnership will use the net proceeds from this offering together with cash on hand: (i) to pay approximately $125,000 of principal and $456 of interest to terminate our second lien term loan facility and approximately $1,250 of prepayment fees in connection therewith; and (ii) to distribute an aggregate of $9,340 to IMC LP (x) to pay aggregate fees of $5,337 to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree and (y) to make a concurrent distribution equal to $4,003 to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement.

The unaudited pro forma consolidated balance sheet assumes the transactions described above occurred on March 31, 2015. The unaudited pro forma consolidated statements of operations assume the transactions described above occurred on January 1, 2014. The unaudited pro forma consolidated balance sheet is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position would have been had the transactions referred to above occurred on March 31, 2015, nor does it purport to represent our future financial position. The unaudited pro forma consolidated statements of operations are presented for illustrative purposes only and are not necessarily indicative of what the actual results of operations would have been had the transactions referred to above occurred on January 1, 2014, nor do they purport to represent our future results of operations. In the opinion of management, all material adjustments have been made to reflect the effects of transactions referred to above.

B. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

(1a)	Reflects the issuance of shares of common stock in this offering, assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Estimated gross proceeds from the sale of 11,500 shares of common stock assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus	$149,500
Less: the underwriters’ discounts and commissions and estimated offering expenses(i)	(17,191)

Estimated net cash proceeds from the offering our common stock hereby	$132,309

(i)	Represents estimated underwriters’ fees, legal and other offering costs incurred prior to and at closing of the offering of which $4,547 was recorded in prepaid expenses and other assets and $2,872 was recorded in accounts payable and accrued expenses as of March 31, 2015.

(1b)	Reflects the cash payment to reflect the use of the net proceeds from this offering, together with cash on hand, by our Operating Partnership to (i) pay approximately $125,000 of principal and $456 of interest to terminate our second lien term loan facility and approximately $1,250 of prepayment fees in connection therewith, and (ii) distribute an aggregate of $9,340 to IMC LP (x) to pay aggregate fees of $5,337 to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree ($1,000 of which was recorded in accounts payable and accrued expenses as of March 31, 2015) and (y) to make a concurrent distribution equal to $4,003 to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement. Also reflects the write-off of the unamortized balance of deferred financing costs of $2,118 and original issue discount of $2,469 related to the second lien term loan facility.

(1c)	Reflects the redemption of the preferred shares held by investors in the company as follows:

•	a decrease of $125 to additional paid-in capital to reflect the removal of the aggregate redemption value of the preferred shares;

•	a decrease of $4 to other liabilities to reflect the payment of accrued preferred share dividends; and

•	a decrease to cash of $129 to reflect the net cash paid to investors upon the preferred share redemption.

C. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

(2a)	Reflects an adjustment for the three months ended March 31, 2015 to reduce interest expense by $2,861 to eliminate interest expense related to the second lien term loan facility that will be terminated with the net proceeds from this offering.

(2b)	Reflects an adjustment for the three months ended March 31, 2015 of $1,000 to eliminate the Sponsor fee expenses from general and administrative expense as the advisory agreement will be terminated upon the completion of this offering.

(2c)	Reflects an adjustment for the three months ended March 31, 2015 to reduce preferred share dividends by $4 to eliminate dividends associated with the preferred shares held by investors in IMC, which will be redeemed concurrent with the consummation of this offering.

(3a)

Reflects an adjustment for the year ended December 31, 2014 of $21,937 for the interest expense associated with the senior secured credit facilities. The senior secured first lien term loan facility bears interest, at our option, at an adjusted LIBOR (with a 1.00% floor), plus 4.25% per annum or an alternative base rate plus 3.25% per annum. The senior secured second lien term loan facility bears interest, at our option, at an adjusted LIBOR (with a 1.00% floor), plus 7.75% per annum or an alternative base rate plus 6.75% per annum. The first lien revolving credit facility incurs a fee on the unused commitments of the lenders based on our net leverage ratio, which ranges from 0.25% to 0.50% per annum. To calculate the interest adjustment for the senior secured credit facilities we used 5.25%, 8.75%, and 0.50% for the senior secured first lien term loan facility, the senior secured second lien term loan facility, and the undrawn balance of the senior secured revolving credit facility, respectively, which are the interest rates in effect as of the date of this prospectus and were the interest rates applicable on the date the senior secured credit facilities were closed. A 1⁄8th percent increase in these rates would result in an increase to the above noted interest expense of approximately $676. Also reflects an adjustment to reduce interest expense by $20,669 to eliminate historical interest expense related to our mortgage notes that were terminated on August 15, 2014.

(3b)	Reflects an adjustment for the year ended December 31, 2014 to reduce preferred share dividends by $37 to eliminate dividends associated with the preferred shares held by investors in IHFC REIT, LLC, Market Square REIT, LLC and Showplace REIT, LLC, which were each redeemed concurrent with the Restructuring Transactions.

(3c)	Reflects an adjustment for the year ended December 31, 2014 to remove the one-time charge of $12,533 for loss on extinguishment of debt (including $4,652 of early prepayment fees) related to the settlement of mortgage notes payable using the proceeds from our senior secured credit facilities.

(4a)	Reflects an adjustment for the year ended December 31, 2014 to reduce interest expense by $11,607 to eliminate interest expense related to the second lien term loan facility that will be terminated with the net proceeds from this offering.

(4b)	Reflects an adjustment for the year ended December 31, 2014 of $4,000 to eliminate the Sponsor fee expenses from general and administrative expense as the advisory agreement will be terminated upon the completion of this offering.

(4c)	Reflects an adjustment for the year ended December 31, 2014 to reduce preferred share dividends by $16 to eliminate dividends associated with the preferred shares held by investors in IMC, which will be redeemed concurrent with the consummation of this offering.

There are no pro forma income tax effects to the pro forma adjustments 2a, 3a and 4a described above as the long-term debt is held, and related interest expense is incurred, by the Operating Partnership, which is not subject to U.S. federal income tax.

(5)	The weighted average shares outstanding used to compute basic and diluted net loss per share for the three months ended March 31, 2015 and the year ended December 31, 2014 have been adjusted to give effect to the issuance of 11,500 shares in this offering, which net proceeds will be used to (i) pay $125,000 of principal and $456 of interest to terminate the second lien term loan facility, and $1,250 of prepayment fees in connection therewith; and (ii) distribute $9,340 in aggregate to IMC LP, in each case, as if such termination and distribution had occurred on January 1, 2014.

The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 do not reflect one-time charges to pay aggregate fees of $5,337 to terminate the advisory agreement with Bain Capital and Oaktree and for the loss on extinguishment of debt of $5,837 related to the payment of approximately $125,456 of principal and interest to terminate the second lien term loan facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial and operating data set forth below as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial and operating data set forth below as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

Since the information presented below is only a summary and does not provide all of the information contained in our consolidated financial statements, including the related notes, you should read it together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, which are included elsewhere in this prospectus.

(in thousands, except per share data)	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Statement of Operations Data:
Revenues
Base rents	$33,893	$30,193	$125,432	$114,944	$94,822
Recoveries from tenants	1,789	2,795	9,516	11,841	18,200
Tradeshow license fees	2,632	2,636	15,405	13,441	15,061
Sponsorships, publications and other income	3,765	3,637	12,448	10,350	10,486

Total revenues	42,079	39,261	162,801	150,576	138,569

Expenses
Real estate taxes and insurance	2,703	2,645	10,563	10,806	11,673
Utilities	2,696	2,932	12,009	11,504	9,883
Building operations	3,587	3,464	12,996	11,900	13,821
Market operations	7,534	7,353	24,861	24,684	20,687
General and administrative	6,553	6,753	29,410	26,893	36,426
Depreciation and amortization	12,469	13,106	51,842	61,706	76,691

Total expenses	35,542	36,253	141,681	147,493	169,181

Other (expenses) income
Interest expense	(8,857)	(8,121)	(34,080)	(33,131)	(32,428)
Interest and other investment income	178	179	712	757	728
Loss on extinguishment of debt	—	—	(12,533)	—	—

Total other expenses	(8,679)	(7,942)	(45,901)	(32,374)	(31,700)

Loss before income taxes	(2,142)	(4,934)	(24,781)	(29,291)	(62,312)
Provision for income taxes	1,078	1,200	4,770	3,550	1,076

Net loss	(3,220)	(6,134)	(29,551)	(32,841)	(63,388)
Preferred share dividends	4	19	53	75	70

Net loss attributable to common stockholders/members	$(3,224)	$(6,153)	$(29,604)	$(32,916)	$(63,458)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.08)	$(0.16)	$(0.78)	$(0.86)	$(1.67)
Weighted average common shares outstanding, basic and diluted(1)	38,100	38,100	38,100	38,100	38,100

Cash Flows (Used in) Provided By:
Operating activities	$(3,667)	$4,125	$27,931	$39,205	$36,940
Investing activities	(17,358)	(2,360)	7,755	(28,561)	(23,132)
Financing activities	4,977	(7,334)	(34,444)	(14,949)	(5,504)

Balance Sheet Data (at period end):
Net investment in rental properties	$678,481		$673,142	$684,583
Cash	8,129		24,177	22,935
Total assets	773,487		788,612	839,341
Long-term debt, net	542,925		533,680	526,228
Total liabilities	590,247		599,279	589,054
Total equity	183,240		189,333	250,287

(1)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis is based upon, and should be read in conjunction with our unaudited consolidated financial statements and notes thereto as of March 31, 2015 and the audited consolidated historical financial statements and related notes thereto as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, each included elsewhere in this prospectus. Where appropriate, the following discussion includes analysis of the effects of the Restructuring Transactions, the Refinancing Transactions and this offering. Those effects are reflected in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve numerous risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Forward-Looking Statements,” that could cause our actual results to differ materially from the results described herein or implied by such forward-looking statements.

Company Overview and Trends

Our company, which is structured as an internally-managed REIT, is the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. We own approximately 12.1 million gross square feet (10.0 million rentable square feet) of premier showroom space across 14 buildings in High Point, North Carolina and three buildings and three exhibition pavilions in Las Vegas, Nevada. Approximately 9.4 million rentable square feet of such showroom space is permanent showroom space and approximately 0.6 million rentable square feet is temporary showroom space. Our showrooms are leased by manufacturers and suppliers of home furniture (such as living room, dining room, and home office furniture, bedroom furniture and mattresses), home décor products (such as rugs, lighting, wall art, pillows and bedding) and gift products (such as candles, stationery, floral, holiday and seasonal items and toys). We host two Markets per year at each of our Properties.

Our business model is primarily based on generating long-term lease revenues from tenants consisting of a wide array of manufacturers and suppliers of home furniture, home décor products and gift products. Our current portfolio of long-term leases has a weighted average term (based on revenue) of approximately 4.5 years with weighted average annual rent escalators of 3.6% on the remaining term. Multi-year leases generate stable and predictable revenues and approximately 83% of our 2014 revenue was generated from rent payments under such leases. Approximately 9% of our 2014 revenue was generated via short-term leases (including temporary space), and the remaining 8% from advertising revenue and ancillary tenant services, such as movement of our tenants’ products into and out of their showroom spaces and other related logistics services.

We believe we can grow revenues through rental rate increases in High Point where occupancy percentages are expected to be relatively steady at approximately 87%. Average rental rates at our High Point Property increased from $13.50 per square foot as of January 1, 2012 to $15.84 per square foot as of March 31, 2015. This increase has been driven by a 6.7% average re-leasing spread with respect to lease agreements that expired each year during this 39-month period. These lease agreements accounted on average for approximately 29% of our square footage during that period. For the year 2015, 0.9 million rentable square feet of leases expire at the High Point Property at an average annualized contract rental rate of $14.24 per rentable square foot. For the year 2014, 1.7 million rentable square feet of renewed, new or amended leases were entered into for the High Point Property at an average starting rental rate of $16.90 per rentable square foot per annum. For the year 2015, 1.1 million rentable square feet of leases expire at the Las Vegas Property at an average annualized contract rental rate of $20.54 per rentable square foot. For the year 2014, 1.3 million rentable square feet of renewed, new or amended leases were entered into for the Las Vegas Property at an average starting rental rate of $23.28 per rentable square foot per annum. For information regarding lease expirations for leases in place as of December 31, 2014, for the years 2015 through 2024 and thereafter, see “Business—Lease Expirations.”

In Las Vegas, we believe we can generate revenue growth through an increase in occupancy and from contractual rent escalators. Our occupancy for home furniture permanent space has increased approximately 40% from approximately 1.5 million square feet on January 1, 2012 to 2.1 million square feet on March 31, 2015. Additionally, we have increased the occupancy of the home décor and gift exhibitor space from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.3 million occupied square feet for our Market in January 2015; and increased home décor and gift buyer attendance 111% from the Market in January 2012 to our Market in January 2015, due to the increase in the number of tenants in our Properties and to direct marketing efforts.

The majority of our cost base is fixed. Although expenses are not expected to increase significantly in order to achieve our growth objectives, we anticipate certain incremental, recurring general and administrative expenses, including legal, accounting and other expenses related to corporate governance and the Securities and Exchange Commission (the “SEC”) reporting as a result of this offering. We believe our scalable cost structure and low capital expenditures position us well for future earnings and cash flow growth.

Restructuring Transactions

We are a Maryland corporation that was formed by IMC LP in anticipation of this offering to operate as a REIT and to succeed in the ownership of the properties and businesses conducted by the Predecessor REIT Subsidiaries and IMC Manager, LLC, which managed the day-to-day operations of the Predecessor REIT Subsidiaries and its subsidiaries.

On August 15, 2014, through a series of transactions, IMC LP caused each of the Predecessor REIT Subsidiaries to merge into IMC, with IMC surviving the merger, and IMC LP continuing as IMC’s sole common stockholder. IMC also caused a wholly-owned subsidiary of IMC to merge with and into IMC Manager, LLC, with IMC Manager, LLC surviving the merger as a subsidiary of IMC, and the interests of IMC LP in IMC Manager, LLC being canceled. Additionally, IMC caused certain of its wholly-owned TRSs to merge with and into IMC TRS, LLC. These transactions were consummated as mergers among subsidiaries of a common parent without consideration. Following the mergers, the Predecessor REIT Subsidiaries ceased to exist and IMC succeeded in the ownership of the properties and businesses that had been operated by the Predecessor REIT Subsidiaries. Until the consummation of this offering, IMC LP will continue to be IMC’s sole common stockholder. Each of the four Predecessor REIT Subsidiaries had been operated as a REIT for U.S. federal income tax purposes and IMC is expected to be treated for U.S. federal income tax purposes as the successor to these entities. IMC Manager, LLC has elected to be treated as a corporation for U.S. federal income tax purposes and has elected to be treated as a TRS. We have elected to qualify to be taxed as a REIT for U.S. federal income tax purposes and expect to continue to operate in a manner that will allow us to continue to be classified as such.

Immediately following these mergers and contribution, we contributed substantially all of our assets to our Operating Partnership through which we now conduct our operations. Pursuant to the agreement of limited partnership of the Operating Partnership, IMC OP GP, LLC, our direct, wholly-owned subsidiary, serves as the sole general partner of the Operating Partnership, and we are the sole initial limited partner.

Recent Developments

On January 16, 2015, we acquired the C&D Building, a furniture showroom building in High Point, North Carolina, for an aggregate purchase price of $11.3 million (including $0.2 million in cash acquired) funded with available cash on hand. The C&D Building has approximately 0.3 million gross square feet, of which 0.2 million is rentable square feet. All existing tenant leases were assigned and assumed by IMC at the closing of the acquisition.

Factors Affecting Our Results of Operations

Our earnings and cash flow are primarily derived from leased showroom space revenue at our Properties. Key factors that affect our business and financial results include the following:

•	general economic climate;

•	occupancy rates;

•	rental rates;

•	tenant improvement;

•	leasing costs incurred to obtain and retain tenants;

•	tenants’ ability to pay rents;

•	early lease terminations;

•	operating expenses; and

•	cost of capital.

Any negative change in the above key factors could potentially cause a decrease in our revenues and earnings. Such negative changes could include: (1) failure to renew or execute new leases as current leases expire; (2) failure to renew or execute new leases with rental rates at or above the rental rates of current leases; and (3) tenant defaults.

A failure to renew or execute new leases as current leases expire or to execute new leases with rental terms at or above the rental rates of current leases may be affected by several factors such as the local economic climate, which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors.

Significant Components of Our Results of Operations

Revenues

Base Rents

Base rents represent rental payments made to us by our tenants under existing leases. These include leases that we enter into directly with our tenants that typically range from three to five years. We strategically offer abated rent or other concessions in connection with leasing our Properties. These rents and rent concessions are recognized on a straight-line basis over the terms of the respective leases. Revenue is also adjusted by the amortization of above and below market leases associated with the original purchase accounting.

Recoveries from Tenants

Recoveries from tenants are payments made by tenants to us to cover certain estimated costs as provided in certain of our lease agreements. These estimated costs generally include real estate taxes, utilities, insurance, common area maintenance and other costs. We collect payments for these estimated costs and are reimbursed by our tenants for any actual costs that are in excess of our estimated costs or reimburse tenants if our collected estimated costs exceed our actual operating costs. We expect this revenue to decline as we enter into more lease agreements that are full-service gross lease arrangements.

Tradeshow License Fees

Tradeshow license fees are fees paid to us pursuant to short-term exhibitor license agreements for our temporary space, which is leased to new tenants who may initially lease space for a single Market before deciding whether to rent showroom space on a longer term lease.

Also, two of our showroom properties in High Point feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space on a long term basis.

Sponsorships, Publications and Other Income

Sponsorships and publications revenue is derived from advertising agreements entered into with certain of our customers and exhibitors. These advertising agreements provide that we include certain of our customers’ and exhibitors’ information in preview guides and market guides and on indoor and outdoor signage for a sponsorship fee. Other income includes revenues generated from tenant use of loading docks and materials, off-market special events offering banquet services and use of our facilities, and other tenant and market related revenues.

Expenses

Real Estate Taxes and Insurance Expenses

Real estate taxes and insurance expenses include property taxes and insurance premiums associated with ownership of our properties.

Utilities Expenses

Utility expenses include electric, gas, water, trash and sewer costs associated with operating our properties.

Building Operations Expenses

Building operations expenses include payroll, benefits and operating costs for the leasing, security, facilities and janitorial departments, routine maintenance and repairs and other property-related expenses.

Market Operations Expenses

Market operations expenses include costs attributable to hosting and increasing attendance at our Markets, such as Market production costs, shipping and receiving, catering, transportation, email deployment, print and media advertising, mailers, Market attendee incentives and sponsorship and publications for showrooms, as well as the related payroll and benefits of the departments providing these services.

General and Administrative Expenses

General and administrative expenses include payroll, including incentive unit compensation and benefits for the accounting, finance, information technology, human resources and legal departments, as well as travel and entertainment, professional fees, advisory fees, bank charges, franchise taxes and various other administrative costs.

Depreciation and Amortization

We incur depreciation expense on our long-lived assets and amortization expense of intangible assets associated with the acquisitions of the various properties in 2011 and 2015. Additionally, we incur amortization expense on other intangible assets, including deferred leasing costs and internal use software.

Interest Expense

We recognize costs incurred on our borrowings as interest expense. We also recognize as interest expense certain loan origination costs and discounts amortized over the term of the respective debt instrument for which the costs were incurred using the effective interest method.

Interest and Other Investment Income

Our interest income primarily consists of the amortization of a discount on our tax incremental financing agreements (“TIF Notes”) with the City of Las Vegas Redevelopment Agency. This interest income is recognized using the straight-line method over the terms of the TIF Notes.

Provision for Income Taxes

Each of the Predecessor REIT Subsidiaries elected to be treated as a REIT under Sections 856 through 860 of the Code. As a result, these Predecessor REIT Subsidiaries generally were not subject to federal or state income tax on their taxable income, provided that the Predecessor REIT Subsidiaries satisfied certain organizational and operational requirements including the requirement to distribute at least 90% of their annual taxable income. If a Predecessor REIT Subsidiary failed to qualify as a REIT in any taxable year, such Predecessor REIT Subsidiary would have been subject to federal and state income taxes on its taxable income at regular corporate tax rates.

We have elected to treat certain of our subsidiaries as TRSs. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate federal and state income taxes. Accordingly, the only provision for federal and state income taxes in the consolidated financial statements relates to our TRS entities.

We have elected to qualify to be taxed as a REIT for U.S. federal income tax purposes and expect to continue to operate in a manner that will allow us to continue to be classified as such. We believe that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Results of Operations

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014 (in thousands, except square footage and per square foot data)

The following table summarizes our results of operations for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014	$ Change Fav./(Unfav.)	% Change Fav./(Unfav.)
	(Unaudited)
Revenues
Base rents	$33,893	$30,193	$3,700	12.3%
Recoveries from tenants	1,789	2,795	(1,006)	(36.0)%
Tradeshow license fees	2,632	2,636	(4)	(0.2)%
Sponsorships, publications and other income	3,765	3,637	128	3.5%

Total revenues	42,079	39,261	2,818	7.2%

Expenses
Real estate taxes and insurance	2,703	2,645	(58)	(2.2)%
Utilities	2,696	2,932	236	8.0%
Building operations	3,587	3,464	(123)	(3.6)%
Market operations	7,534	7,353	(181)	(2.5)%
General and administrative	6,553	6,753	200	3.0%
Depreciation and amortization	12,469	13,106	637	4.9%

Total expenses	35,542	36,253	711	2.0%

Other (expenses) income
Interest expense	(8,857)	(8,121)	(736)	(9.1)%
Interest and other investment income	178	179	(1)	(0.6)%

Total other expenses	(8,679)	(7,942)	(737)	(9.3)%

Loss before income taxes	(2,142)	(4,934)	2,792	56.6%
Provision for income taxes	1,078	1,200	122	10.2%

Net loss	(3,220)	(6,134)	2,914	47.5%

Preferred share dividends	4	19	15	78.9%

Net loss to common stockholders/members	$(3,224)	$(6,153)	$2,929	47.6%

Revenues

Base rents revenues were $33,893 for the three months ended March 31, 2015 compared to $30,193 for the three months ended March 31, 2014, an increase of $3,700, or 12.3%. The improvement in base rents revenues was driven by an increase of $1,671 related to a rise in our overall average occupancy of approximately 398,000 square feet, which was mostly attributable to the addition of the C&D Building in our High Point Property in mid-January 2015 and the re-designation of 161,000 square feet of temporary space to permanent space in our Las Vegas Property; $894 from higher overall average base rental rates; an increase of $806 from the conversion of triple-net lease agreements to full-service gross lease agreements; and a net favorable change of $329 in non-cash rents related to the amortization of above- and below-market leases and straight-line recognition of rent. The C&D Building contributed $426 to base rents revenues during the three months ended March 31, 2015. The average effective rental rates in our High Point Property increased $0.29 per square foot period over period. The rental rate increase in our High Point Property resulted from an average re-leasing spread of 8.6% on expiring lease agreements that related to 3.6% of our rentable High Point Property average occupied square footage. Additionally, the conversion of triple-net lease agreements to full-service gross lease agreements typically results in a shift in revenue classification from recoveries from tenants to base rents.

Recoveries from tenants revenues were $1,789 for the three months ended March 31, 2015 compared to $2,795 for the three months ended March 31, 2014, a decrease of $1,006, or 36.0%. The decrease was primarily due to the conversion of triple-net lease agreements to full-service gross lease agreements noted above.

Tradeshow license fees revenues were $2,632 for the three months ended March 31, 2015 compared to $2,636 for the three months ended March 31, 2014, a decrease of $4, or 0.2%.

Sponsorships, publications and other income revenues were $3,765 for the three months ended March 31, 2015 compared to $3,637 for the three months ended March 31, 2014, an increase of $128, or 3.5%. The improvement was attributable to an increase of $127 relating to housing and transportation commissions earned during the January 2015 Las Vegas Market.

Expenses

Real estate taxes and insurance expenses were $2,703 for the three months ended March 31, 2015 compared to $2,645 for the three months ended March 31, 2014, an increase of $58, or 2.2%. The increase resulted mostly from the additional real estate taxes associated with the C&D Building that was acquired on January 16, 2015.

Utilities expenses were $2,696 for the three months ended March 31, 2015 compared to $2,932 for the three months ended March 31, 2014, a decrease of $236, or 8.0%. The decrease was mostly due to a $180 reduction in electricity costs, which were higher than normal in 2014 from both above-average temperatures in Las Vegas and unusually cold conditions in High Point. Additionally, the Spring High Point Market is scheduled later in April in 2015 than in 2014, resulting in less showroom preparation activity by the tenants in March 2015 compared to March 2014.

Building operations expenses were $3,587 for the three months ended March 31, 2015 compared to $3,464 for the three months ended March 31, 2014, an increase of $123, or 3.6%. The rise in building operations expenses was primarily attributable to a $182 increase in the accretion of our High Point asset retirement obligation liability, offset slightly by $68 in reduced fire safety certification costs that were incurred in our Las Vegas Property in 2014.

Market operations expenses were $7,534 for the three months ended March 31, 2015 compared to $7,353 for the three months ended March 31, 2014, an increase of $181, or 2.5%. The period-over-period increase in market operations expenses was primarily attributable to an increase of $198 in marketing costs intended to drive key buyer attendance at our January 2015 Las Vegas Market, a $118 rise in signage expense and $82 in higher shuttle service costs, offset slightly by $189 in reduced drayage costs.

General and administrative expenses were $6,553 for the three months ended March 31, 2015 compared to $6,753 for the three months ended March 31, 2014, a decrease of $200, or 3.0%. The decline in general and administrative expenses was mostly attributable to a $307 decrease in bad debt expense from improvements in collection resources resulting in less tenant delinquencies, partially offset by an increase in professional fees of $132, which were mostly related to the equity offering.

Depreciation and amortization expense was $12,469 for the three months ended March 31, 2015 compared to $13,106 for the three months ended March 31, 2014, a decrease of $637, or 4.9%. The decrease was primarily due to the reduced amortization of intangible assets related to leases in place at the time of the 2011 acquisition and tenant relationships, partially offset by $497 in incremental depreciation and amortization expense related to the recently-acquired C&D Building.

Other (Expenses) Income

Interest expense was $8,857 for the three months ended March 31, 2015 compared to $8,121 for the three months ended March 31, 2014, an increase of $736, or 9.1%. The year-over-year increase is mostly due to a higher weighted average interest rate under the senior secured credit facilities as compared to the mortgage notes payable that were outstanding during the first quarter of 2014.

Interest and other investment income was $178 for the three months ended March 31, 2015 compared to $179 for the three months ended March 31, 2014, a decrease of $1, or 0.6%.

Provision For Income Taxes

Provision for income taxes was $1,078 for the three months ended March 31, 2015 compared to $1,200 for the three months ended March 31, 2014, a decrease of $122, or 10.2%. The decrease was mostly attributable to higher non-deductible stock-based compensation expense recognized in the first quarter of 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013 (in thousands, except square footage and per square foot data)

The following table summarizes our results of operations for the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	$ Change Fav./(Unfav.)	% Change Fav./(Unfav.)
Revenues
Base rents	$125,432	$114,944	$10,488	9.1%
Recoveries from tenants	9,516	11,841	(2,325)	(19.6%)
Tradeshow license fees	15,405	13,441	1,964	14.6%
Sponsorships, publications and other income	12,448	10,350	2,098	20.3%

Total revenues	162,801	150,576	12,225	8.1%

Expenses
Real estate taxes and insurance	10,563	10,806	243	2.2%
Utilities	12,009	11,504	(505)	(4.4%)
Building operations	12,996	11,900	(1,096)	(9.2%)
Market operations	24,861	24,684	(177)	(0.7%)
General and administrative	29,410	26,893	(2,517)	(9.4%)
Depreciation and amortization	51,842	61,706	9,864	16.0%

Total expenses	141,681	147,493	5,812	3.9%

Other (Expenses) Income
Interest expense	(34,080)	(33,131)	(949)	(2.9%)
Interest and other investment income	712	757	(45)	(5.9%)
Loss on extinguishment of debt	(12,533)	—	(12,533)	NM

Total other expenses	(45,901)	(32,374)	(13,527)	(41.8%)

Loss before income taxes	(24,781)	(29,291)	4,510	15.4%
Provision for income taxes	4,770	3,550	(1,220)	(34.4%)

Net loss	(29,551)	(32,841)	3,290	10.0%

Preferred share dividends	53	75	22	29.3%

Net loss attributable to common stockholders/members	$(29,604)	$(32,916)	$3,312	10.1%

NM - not meaningful

Revenues

Base rents revenues were $125,432 for the year ended December 31, 2014 compared to $114,944 for the year ended December 31, 2013, an increase of $10,488, or 9.1%. The improvement in base rents revenues was driven by an increase of $3,525 from higher overall average base rental rates, a net favorable change of $3,284 in non-cash rents related to the amortization of above- and below-market leases and straight-line recognition of rent, an increase of $2,487 from the conversion of triple-net lease agreements to full-service gross lease agreements and a $1,192 increase related to a rise in our overall average occupancy of approximately 74,000 square feet. The average effective rental rates in our High Point Property increased $1.05 per square foot year over year. The rental rate increase in our High Point Property resulted from an average re-leasing spread of 13.9% on expiring lease agreements that related to 30.7% of our rentable High Point Property average occupied square footage. Our average occupancy rate in our Las Vegas Property increased approximately 5.8 percentage points year over year, but the increase was partially offset by a 2.5% rental rate decline in our Las Vegas Property. Additionally, the conversion of triple-net lease agreements to full-service gross lease agreements typically results in a shift in revenue classification from recoveries from tenants to base rents.

Recoveries from tenants revenues were $9,516 for the year ended December 31, 2014 compared to $11,841 for the year ended December 31, 2013, a decrease of $2,325, or 19.6%. The decrease was primarily due to the conversion of triple-net lease agreements to full-service gross lease agreements noted above.

Tradeshow license fees revenues were $15,405 for the year ended December 31, 2014 compared to $13,441 for the year ended December 31, 2013, an increase of $1,964, or 14.6%. The increase was primarily due to our Properties’ year-over-year tradeshow rental rate increase of $2.23 per square foot.

Sponsorships, publications and other income revenues were $12,448 for the year ended December 31, 2014 compared to $10,350 for the year ended December 31, 2013, an increase of $2,098, or 20.3%. The improvement was mostly attributable to increases of $674 relating to tenants purchasing more sponsorship signage for the Markets, $508 in settlement income, $330 associated with lease termination fees charged to tenants and $182 resulting from an increase in special events held at our Properties.

Expenses

Real estate taxes and insurance expenses were $10,563 for the year ended December 31, 2014 compared to $10,806 for the year ended December 31, 2013, a decrease of $243, or 2.2%. The decrease resulted mostly from a tax re-assessment in the second half of 2013 that reduced the real estate tax rate at our Showplace buildings.

Utilities expenses were $12,009 for the year ended December 31, 2014 compared to $11,504 for the year ended December 31, 2013, an increase of $505, or 4.4%. The increase was mostly due to $401 in higher electricity costs primarily resulting from both above-average temperatures in Las Vegas during the first half of 2014 and unusually cold conditions in High Point during the first quarter of 2014.

Building operations expenses were $12,996 for the year ended December 31, 2014 compared to $11,900 for the year ended December 31, 2013, an increase of $1,096, or 9.2%. The increase was primarily attributable to increases in payroll of $367 and security of $173, as well as from an environmental obligation expense in 2014 of $262 related to soil monitoring at our High Point Properties.

Market operations expenses were $24,861 for the year ended December 31, 2014 compared to $24,684 for the year ended December 31, 2013, an increase of $177, or 0.7%.

General and administrative expenses were $29,410 for the year ended December 31, 2014 compared to $26,893 for the year ended December 31, 2013, an increase of $2,517, or 9.4%. The increase in general and administrative expenses was primarily due to $3,309 in non-capitalizable professional fees incurred during the year ended December 31, 2014 that related to the Restructuring Transactions and this offering. The year-over-year increase was partially offset by $739 in legal settlements that occurred during the year ended December 31, 2013.

Depreciation and amortization expense was $51,842 for the year ended December 31, 2014 compared to $61,706 for the year ended December 31, 2013, a decrease of $9,864, or 16.0%. The decrease was primarily due to the reduced amortization of intangible assets related to leases in place at the time of the 2011 acquisition and tenant relationships.

Other (Expenses) Income

Interest expense was $34,080 for the year ended December 31, 2014 compared to $33,131 for the year ended December 31, 2013, an increase of $949, or 2.9%. The year-over-year increase is mostly due to a higher weighted-average interest rate under the senior secured credit facilities as compared to the mortgage notes payable that were outstanding for all of 2013.

Interest and other investment income was $712 for the year ended December 31, 2014 compared to $757 for the year ended December 31, 2013, a decrease of $45, or 5.9%.

For the year ended December 31, 2014, we incurred a $12,533 loss on the early extinguishment of debt resulting from the August 2014 termination and full repayment of our mortgage notes payable.

Provision For Income Taxes

Provision for income taxes was $4,770 for the year ended December 31, 2014 compared to $3,550 for the year ended December 31, 2013, an increase of $1,220, or 34.4%. The increase was mostly attributable to our TRS entities generating higher pre-tax income over the comparable prior-year period.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 (in thousands, except square footage and per square foot data)

The following table summarizes our results of operations for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012	$ Change Fav./ (Unfav.)	% Change Fav./ (Unfav.)
Revenues
Base rents	$114,944	$94,822	$20,122	21.2%
Recoveries from tenants	11,841	18,200	(6,359)	(34.9%)
Tradeshow license fees	13,441	15,061	(1,620)	(10.8%)
Sponsorships, publications and other income	10,350	10,486	(136)	(1.3%)

Total revenues	150,576	138,569	12,007	8.7%

Expenses
Real estate taxes and insurance	10,806	11,673	867	7.4%
Utilities	11,504	9,883	(1,621)	(16.4%)
Building operations	11,900	13,821	1,921	13.9%
Market operations	24,684	20,687	(3,997)	(19.3%)
General and administrative	26,893	36,426	9,533	26.2%
Depreciation and amortization	61,706	76,691	14,985	19.5%

Total expenses	147,493	169,181	21,688	12.8%

Other (Expenses) Income
Interest expense	(33,131)	(32,428)	(703)	(2.2%)
Interest and other investment income	757	728	29	4.0%

Total other expenses	(32,374)	(31,700)	(674)	(2.1%)

Loss before income taxes	(29,291)	(62,312)	33,021	53.0%
Provision for income taxes	3,550	1,076	(2,474)	(229.9%)

Net loss	(32,841)	(63,388)	30,547	48.2%

Preferred share dividends	75	70	(5)	(7.1%)

Net loss to common members	$(32,916)	$(63,458)	$30,542	48.1%

Revenues

Base rents revenues were $114,944 for the year ended December 31, 2013 compared to $94,822 for the year ended December 31, 2012, an increase of $20,122, or 21.2%. The increase was primarily due to higher average occupancy rates in our Las Vegas property, that were slightly offset by increased strategic rent abatements at our Las Vegas Property, the conversion of the triple-net lease agreements to full-service gross lease agreements and a net favorable change in non-cash rents related to the amortization of above- and below-market leases and straight-line recognition of rent. The Las Vegas Property home décor and gift leased square footage for the year ended December 31, 2013, increased approximately 185,000 square feet, or 20%, compared to the year ended December 31, 2012. Las Vegas Property average occupancy rate increased from 61% for the year ended December 31, 2012 to 72% for the year ended December 31, 2013. The increase in revenues resulting from an increase in average occupancy was partially offset by a decrease in average rental rate in our Las Vegas Property for the year ended December 31, 2013 compared to the year ended December 31, 2012. Rent abatements increased $2,264, from $1,986 for the year ended December 31, 2012, to $4,250 for the year ended December 31, 2013, which primarily resulted from us strategically offering rent abatements to tenants in the home décor and gift areas of our Las Vegas Property. Additionally, the conversion of triple-net lease agreements to full-service gross lease agreements typically results in a shift in revenue classification from recoveries from tenants to base rents.

Recoveries from tenants revenue were $11,841 for the year ended December 31, 2013 compared to $18,200 for the year ended December 31, 2012, a decrease of $6,359, or 34.9%. The decrease was primarily due to the conversion of triple-net lease agreements to full-service gross lease agreements which typically results in a shift in revenue classification from recoveries from tenants to base rents.

Tradeshow license fees revenues were $13,441 for the year ended December 31, 2013 compared to $15,061 for the year ended December 31, 2012, a decrease of $1,620, or 10.8%. The decrease was due to the conversion of temporary tenant lease agreements to long-term lease agreements that resulted in less temporary showroom space being available for temporary exhibitors as such space was being utilized by long-term tenants.

Sponsorships, publications and other income revenues were $10,350 for the year ended December 31, 2013 compared to $10,486 for the year ended December 31, 2012, a decrease of $136, or 1.3%.

Expenses

Real estate taxes and insurance expenses were $10,806 for the year ended December 31, 2013 compared to $11,673 for the year ended December 31, 2012, a decrease of $867, or 7.4%. The decrease was primarily due to a property assessment that reduced real estate taxes for the year ended December 31, 2013.

Utilities expenses were $11,504 for the year ended December 31, 2013 compared to $9,883 for the year ended December 31, 2012, an increase of $1,621, or 16.4%. The increase was primarily due to an increase in our average occupancy rate and utility rates resulting in higher electricity, gas and water costs of $1,444.

Building operations expenses were $11,900 for the year ended December 31, 2013 compared to $13,821 for the year ended December 31, 2012, a decrease of $1,921, or 13.9%. The decrease was primarily due to lower payroll expenses resulting from an increase in deferred leasing costs associated with a rise in our internal leasing team’s successful execution in leases.

Market operations expenses were $24,684 for the year ended December 31, 2013 compared to $20,687 for the year ended December 31, 2012, an increase of $3,997, or 19.3%. The increase was primarily due to a $1,874 increase in market production costs due to higher attendance and payroll increases of $1,490.

General and administrative expenses were $26,893 for the year ended December 31, 2013 compared to $36,426 for the year ended December 31, 2012, a decrease of $9,533, or 26.2%. The decrease was primarily due to a $4,012 decline in professional fees that were incurred in 2012 as part of several projects to integrate the systems and companies acquired in 2011, a $1,751 decrease in bad debt from improvements in collection resources resulting in less tenant delinquencies, a $1,600 decrease in incentive unit compensation expense as a result of our graded-vesting model and a $1,401 decrease in payroll costs.

Depreciation and amortization expense was $61,706 for the year ended December 31, 2013 compared to $76,691 for the year ended December 31, 2012, a decrease of $14,985, or 19.5%. The decrease was due to tenant improvement disposals and a reduction in amortization of intangible assets related to leases in place at the time of the 2011 acquisition and tenant relationships.

Other (Expenses) Income

Interest expense was $33,131 for the year ended December 31, 2013 compared to $32,428 for the year ended December 31, 2012, an increase of $703, or 2.2%. The increase was primarily due to a scheduled interest rate increase on January 6, 2013, from 3.0% per annum to 5.5% per annum, pursuant to a mortgage on our Showplace property, resulting in $911 of additional interest expense, which was slightly offset by $240 in reduced interest expense from a reduction in our outstanding debt principal balance related to the IHFC mortgage note payable.

Interest and other investment income was $757 for the year ended December 31, 2013 compared to $728 for the year ended December 31, 2012, an increase of $29, or 4.0%.

Provision for Income Taxes

Provision for income taxes was $3,550 for the year ended December 31, 2013 compared to $1,076 for the year ended December 31, 2012, an increase of $2,474, or 229.9%. The increase was attributable to the higher pre-tax income generated by the TRSs that offer marketing and ancillary services related to our Markets.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, pay distributions and other general business needs. We believe our available cash balances, other financing arrangements and cash flows from operations will be sufficient to fund our liquidity requirements with respect to our existing Properties. We expect to raise capital in this offering and expect that our income will increase in future periods resulting from improving leasing spreads on expiring leases in our High Point Property and from increasing occupancy levels as we attempt to grow the Las Vegas Markets. Our cost structure is scalable and expenses will likely increase at a slower pace than revenues. We anticipate our total capital expenditures to be between $10,000 and $15,000 in a normal year. However, in 2015, we expect our total capital expenditures to exceed our normal annual range and be between $25,000 and $30,000. The elevated 2015 capital expenditure totals will be primarily attributable to non-routine capital maintenance projects at our High Point Property (including facade work, roof replacement and HVAC units replacement). Should our liquidity needs exceed our available sources of liquidity, we believe that we could sell assets to raise additional cash.

Our primary cash requirements are to:

•	pay interest expenses and scheduled repayment of our indebtedness;

•	pay our operating expenses, including general and administrative expenses;

•	acquire and maintain property and equipment and internal use software; and

•	distribute a minimum of 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) and to make investments in a manner that enables us to maintain our qualification as a REIT.

We intend to meet these liquidity requirements primarily through:

•	the use of our cash and cash equivalent balance of $8,129 as of March 31, 2015;

•	cash generated from operating activities;

•	proceeds from the sale of our common stock pursuant to this offering; and

•	if required, proceeds from future borrowings and offerings.

Cash Flows

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014 (in thousands)

The following table summarizes our sources and uses of cash for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014
Net cash (used in) provided by operating activities	$(3,667)	$4,125
Net cash used in investing activities	(17,358)	(2,360)
Net cash provided by (used in) financing activities	4,977	(7,334)

Net cash used in/provided by operating activities

Net cash from operating activities is primarily generated from operating income from our leasing activities. Net cash used in operating activities was $3,667 for the three months ended March 31, 2015 compared to net cash provided by operating activities of $4,125 for the three months ended March 31, 2014, a decrease of $7,792 or 188.9%. The decrease in cash from operating activities is primarily due to the following payments: (i) $4,000 related to accrued Sponsor advisory fees for the year ended December 31, 2014 which were paid during the three months ended March 31, 2015; (ii) $1,765 in increased cash paid for interest as a result of a higher weighted-average interest rate compared to the three months ended March 31, 2014; and (iii) a timing difference of $4,263 in real estate taxes paid during the three months ended March 31, 2015. These payments were partially offset by an increase of $2,039 in cash revenues primarily due to higher overall average base rental rates and a rise in our overall average occupancy at our Properties on a same-store basis and $450 in cash revenues contributed by the C&D Building since the date of acquisition during the three months ended March 31, 2015 when compared to the three months ended March 31, 2014.

Net cash used in investing activities

Our primary investing activities consist of capital expenditures. Net cash used in investing activities was $17,358 for the three months ended March 31, 2015 compared to $2,360 for the three months ended March 31, 2014, an increase of $14,998 or 635.5%. The increase was primarily due to our acquisition of the C&D Building in High Point, North Carolina, which totaled $11,082, net of $168 in cash acquired. Capital expenditures increased by $2,145 during the three months ended March 31, 2015 compared to the three months ended March 31, 2014. Capital expenditures during the three months ended March 31, 2015 primarily consisted of $2,545 in tenant improvements and $1,021 in recurring capital improvements at our Properties with the remaining $1,781 representing strategic capital expenditures relating to the continued re-merchandising of floors at the Las Vegas Property and the reconfiguration of the Las Vegas Property’s administrative offices. Capital expenditures during the three months ended March 31, 2014 primarily consisted of $1,400 in tenant improvements and $698 in recurring capital investments at our Properties with the remaining $1,104 representing strategic capital expenditures relating to the re-merchandising of floors at the Las Vegas Property. In addition, during the three months ended March 31, 2014, there was a release of restrictions of a portion of escrowed cash to unrestricted cash that was utilized to fund operating needs resulting in an inflow of $1,401, compared to an increase in restricted cash of $187 representing fluctuations in tenant security deposits under lease agreements during the three months ended March 31, 2015.

Net cash provided by/used in financing activities

Net cash provided by financing activities was $4,977 for the three months ended March 31, 2015 compared to net cash used in financing activities of $7,334 for the three months ended March 31, 2014, an increase of $12,311 or 167.9%. The increase was primarily due to $10,000 in additional borrowings made from our revolving credit facility to fund operations during the three months ended March 31, 2015. In addition, there was a decrease in debt principal payments of $6,322 from $7,334 during the three months ended March 31, 2014 to $1,012 during the three months ended March 31, 2015 in accordance with the terms of the credit agreement governing our first lien term loan facility. Cash provided by these financing activities was offset by an increase in distributions (net of contributions) of the annual taxable income required by the Code to maintain our REIT qualification paid to IMC LP of $3,000 during the three months ended March 31, 2015. Additionally, during the three months ended March 31, 2015, we paid $944 of accrued deferred financing costs related to the Refinancing Transactions.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013 (in thousands)

The following table summarizes our sources and uses of cash for the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013
Net cash provided by operating activities	$27,931	$39,205
Net cash provided by (used in) investing activities	7,755	(28,561)
Net cash used in financing activities	(34,444)	(14,949)

Net cash provided by operating activities

Net cash from operating activities is primarily generated from operating income from our leasing activities. Net cash provided by operating activities was $27,931 for the year ended December 31, 2014 compared to $39,205 for the year ended December 31, 2013, a decrease of $11,274, or 28.8%. The decrease in cash from operating activities is primarily due to the following payments: (i) $10,633 related to accrued Sponsor advisory fees for the periods from inception through December 31, 2013; (ii) $11,498 of mortgage discounts and prepayment penalties in connection with our debt extinguishment; (iii) $2,875 in increased cash interest expense as a result of a higher weighted-average interest rate compared to the year ended December 31, 2013; and (iv) $1,232 in increased cash tax expense as a result of increased special events, publications and sponsorship income at our TRS entity when compared to the prior year. These payments were partially offset by: (i) an increase in cash revenues of $8,941 primarily due to higher overall average base rental rates and a rise in our overall average occupancy and (ii) $5,955 in accounts receivable due to improvements in collection resources over the prior year.

Net cash provided by/used in investing activities

Our primary investing activities consist of capital expenditures. Net cash provided by investing activities was $7,755 for the year ended December 31, 2014 compared to net cash used in investing activities of $28,561 for the year ended December 31, 2013, an increase of $36,316, or 127.2%. The increase was primarily due to a release of restrictions of escrowed cash no longer required by debt agreements upon the issuance of the senior secured credit facilities to unrestricted cash that was utilized to fund operating needs resulting in a net inflow of $27,818, a decrease of $1,000 in loans to IMC LP and a decrease in capital expenditures of $6,623. During the year ended December 31, 2013, we loaned $1,000 to IMC LP pursuant to an amendment to the limited partnership agreement. Capital expenditures during the year ended December 31, 2014 primarily consisted of

$8,548 in tenant improvements and $2,016 in recurring capital improvements at our Properties with the remaining $6,074 representing strategic capital expenditures relating to the continued re-merchandising of floors at the Las Vegas Property and the reconfiguration of the Las Vegas Property’s administrative offices. During the year ended December 31, 2013, net cash from investing activities included $10,576 in strategic capital expenditures that were primarily utilized to build out and enhance the home décor and gift space in the Las Vegas Property and re-merchandise floors at the Las Vegas Property. Tenant improvements during the year ended December 31, 2013 totaled $8,331. The remaining $4,354 represented recurring capital improvements at our Properties during the year ended December 31, 2013.

Net cash used in financing activities

Net cash used in financing activities was $34,444 for the year ended December 31, 2014 compared to $14,949 for the year ended December 31, 2013, an increase of $19,495 or 130.4%. The increase in cash used in financing activities was due primarily to an increase in distributions (net of contributions) of the annual taxable income required by the Code to maintain our REIT qualification paid to IMC LP of $30,369 during the year ended December 31, 2014. The increase in distributions was partially offset by the net proceeds from the Refinancing Transactions. During the year ended December 31, 2014, we received $525,588 in proceeds (net of deferred financing costs and original issue discounts paid) from the senior secured credit facilities and fully repaid our mortgage notes payable. As a result, mortgage principal payments increased $512,757 over the year ended December 31, 2013. Additionally, in contemplation of this offering, we paid $1,608 in deferred offering costs during the year ended December 31, 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 (in thousands)

The following table summarizes our sources and uses of cash for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012
Net cash provided by operating activities	$39,205	$36,940
Net cash used in investing activities	(28,561)	(23,132)
Net cash used in financing activities	(14,949)	(5,504)

Net cash provided by operating activities

Net cash provided by operating activities was $39,205 for the year ended December 31, 2013 compared to $36,940 for the year ended December 31, 2012, an increase of $2,265, or 6.1%. The increase was primarily due to an $30,547 improvement in net loss, resulting from an increase in base rent revenues and a decrease in total operating expenses. Non-cash expenses declined $24,091 year over year, primarily due to a $14,985 decrease in depreciation and amortization mostly resulting from the reduction in intangible assets that fully amortized in 2012 and a $10,659 decline in the amortization and write-off of above and below market lease intangibles that were valued at the time of our acquisition by the Sponsors in 2011. Changes in operating assets and liabilities were $4,191 lower in net cash inflows than the year ended December 31, 2012, mostly as a result of certain vendor payments being made prior to the end of the year ended December 31, 2013.

Net cash used in investing activities

Net cash used in investing activities was $28,561 for the year ended December 31, 2013 compared to $23,132 for the year ended December 31, 2012, an increase of $5,429, or 23.5%. The increase was primarily due to a $14,173 increase in capital expenditures. For the year ended December 31, 2013, $10,576 was incurred to fund strategic capital expenditures primarily to build out and enhance the home décor and gift space in the Las Vegas Property and remerchandise floors at the Las Vegas Property. For the year ended December 31, 2012, strategic capital expenditures totaled $4,387. For the year ended December 31, 2013, tenant improvements totaled $8,331 compared to $2,413 for the year ended December 31, 2012. The growth in occupancy levels from 2012 to 2013 contributed to an increase of $2,167 in deferred leasing costs for the year ended December 31, 2013. An increase of $8,035 in restricted cash for the year ended December 31, 2013 was primarily due to the accumulation of escrowed funds and lockbox deposits for the year ended December 31, 2012 that were required under loan agreements for debt service, real estate taxes, property insurance, tenant improvements and capital improvements. Loans to our parent company decreased $1,663 for the year ended December 31, 2013. The loans were required by the amended limited partnership agreement and are more fully described in the notes to our consolidated financial statements. An increase of $734 in tenant security deposits for the year ended December 31, 2013 was primarily due to higher average occupancy rates in our Las Vegas property. A net increase of $430 in payments received on notes receivable for the year ended December 31, 2013 was due to an increase of $135 in scheduled principal receipts related to our TIF notes and a decrease of $295 in notes receivable issued to a senior member of our company.

Net cash used in financing activities

Net cash used in financing activities was $14,949 for the year ended December 31, 2013 compared to $5,504 for the year ended December 31, 2012, an increase of $9,445, or 171.6%. The increase was primarily due to an increase in mortgage principal payments of $7,611. The mortgage principal payments related to the Las Vegas Property’s B Notes, which required payment of principal based on 80% of available net cash flow after priority payments pursuant to a debt agreement. In addition, there was a $1,400 net cash outflow in 2013 relating to a distribution (net of contributions received) paid to members. There was a decrease of $436 in proceeds from the issuance of preferred shares to unrelated third-parties in 2012 as no preferred shares were issued in 2013.

Senior Secured Credit Facilities

On August 15, 2014, our Operating Partnership entered into senior secured credit facilities, comprised of a $405,000 first lien term loan facility, a $50,000 first lien revolving facility and a $125,000 second lien term loan facility. The first lien revolving facility was undrawn at the closing of such transaction.

Our Operating Partnership used the borrowings under the first lien term loan facility and the second lien term loan facility, together with cash on hand, to repay all of the outstanding borrowings under, and terminate, our then existing mortgage notes payable. We expect to use a portion of the proceeds from this offering to repay in full and terminate the second lien term loan facility. As of March 31, 2015, $21 million was drawn under the revolving credit facility and we expect to repay a portion of such borrowings with a portion of the proceeds from this offering. See “Use of Proceeds,” “Capitalization” and “Unaudited Pro Forma Consolidated Financial Information.” These senior secured credit facilities are guaranteed by IMC and by all subsidiaries of our Operating Partnership at the time of this offering and are secured by substantially all tangible and intangible assets of the Operating Partnership and the subsidiary guarantors, subject to customary exceptions. These facilities include customary financial and negative covenants, including restrictions on our ability (i) to incur additional indebtedness, (ii) to incur liens, (iii) to engage in certain fundamental changes (including changes in the nature of the business, mergers, liquidations and dissolutions), (iv) to sell assets, make acquisitions, investments, loans and advances, (v) to pay certain subordinated indebtedness, (vi) to modify the terms of organizational documents, (vii) to engage in certain transactions with affiliates, and (viii) to enter into negative pledge clauses and clauses restricting subsidiary distributions. In addition, our senior secured credit facilities generally restrict our Operating Partnership’s ability to make distributions to us, and therefore our ability to make distributions to our equityholders, except for distributions in an amount equal to 100% of our annual REIT taxable income and additional distributions that do not exceed the baskets described under “Description of Indebtedness.”

The agreement governing our revolving credit facility requires that we maintain a total debt to consolidated EBITDA ratio initially of no more than 7.00 to 1.00 (with step-downs of less than 5.00 to 1.00 during the term of the agreement) on the last day of each fiscal quarter beginning with the fiscal quarter ending March 31, 2015, which test is only in effect when revolving loans, plus drawn and unreimbursed letters of credit, exceed 25% of the commitments under the revolving credit facility as of the last day of such fiscal quarter.

The first lien term loan facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 4.25% per annum or an alternative base rate plus 3.25% per annum. The second lien term loan facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 7.75% per annum or an alternative base rate plus 6.75% per annum. The revolving credit facility bears interest initially, at our option, at an adjusted LIBOR plus 3.25% per annum or an alternative base rate plus 2.25% per annum. We expect the applicable margins for loans under the first lien term loan facility and the second lien term loan facility to be subject to reduction following achievement of a consolidated total net leverage ratio of less than 4.75 to 1.00.

Contractual Obligations

The following tables set forth our principal obligations and commitments, including periodic interest payments related to the indebtedness outstanding as of December 31, 2014:

(In thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, principal(1)	$541,000	$4,050	$8,100	$19,100	$509,750
Long-term debt, interest(2)	193,196	32,994	65,401	64,262	30,539
Operating lease(3)	1,515	180	360	360	615

Total(4)(5)	$735,711	$37,224	$73,861	$83,722	$540,904

(1)	Amounts include principal payments only. We will pay interest on outstanding indebtedness based on the rates and terms summarized in Note 6 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Amounts include interest expected to be incurred on our long-term debt based on obligations outstanding at December 31, 2014.
(3)	We lease certain land from the City of High Point, North Carolina under a ground lease. The ground lease has an initial maturity date of May 31, 2023, which is subject to three 10-year renewal options and a final 19-year renewal option. The renewal options are automatically exercised unless the lessee delivers prior written notice to lessor of its election not to renew. The amounts in the tables above include rent expected to be incurred through the initial maturity date.
(4)	On August 15, 2014, our Operating Partnership entered into senior secured credit facilities, which are comprised of a $405,000 first lien term loan facility, a $50,000 first lien revolving credit facility and a $125,000 second lien term loan facility. As of March 31, 2015, $21,000 was drawn under our revolving credit facility.

We expect our Operating Partnership to use the net proceeds from this offering together with cash on hand: (i) to pay approximately $125,456 of principal and interest to terminate our second lien term loan facility and approximately $1,250 of prepayment fees in connection therewith; and (ii) to distribute an aggregate of $9,340 to IMC LP (x) to pay aggregate fees of $5,337 to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree, and (y) to make a concurrent distribution equal to $4,003 to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement. See “Certain Relationships and Related Party Transactions—Advisory Agreement.”

(5)	As of December 31, 2014, we had asset retirement obligations and environmental remediation liabilities totaling $5,305 and $260, respectively, as further discussed in Note 2 to our consolidated financial statements included elsewhere in this prospectus. As we are unable to make a reliable estimate of the period of cash settlement for these liabilities, the amounts are not included in the table above as of December 31, 2014.

Funds from Operations and Adjusted Funds from Operations

Consistent with real estate industry and investment community practices, we use FFO as a supplemental measure of our operating performance, and in conformity with the NAREIT, we define FFO as net income (loss) (computed in accordance with GAAP), excluding gains or losses from sales of depreciable operating properties, cumulative effects of accounting changes, extraordinary items, plus real estate related depreciation and amortization and impairment write-downs of depreciable real estate and after adjustments for unconsolidated partnership and joint ventures to reflect funds from operations on the same basis.

We consider FFO a useful supplemental measure and a complement to GAAP measures because it facilitates an understanding of the operating performance of our properties. FFO does not include real estate depreciation and amortization required by GAAP because these amounts are computed to allocate the cost of a property over its useful life. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, we believe that FFO provides investors with a clearer view of our operating performance.

FFO does not represent cash flow from operating activities as defined by GAAP, should not be considered as an alternative to GAAP net loss attributable to common stockholders and is not necessarily indicative of cash available to fund cash requirements. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose AFFO, which is FFO after specific and defined supplemental adjustments (a) to exclude: (i) straight-line rent and above/below market lease adjustments to revenue and bad debt expense; (ii) non-cash incentive unit compensation expense; (iii) equity registration, reorganization and other expenses; (iv) non-core expenditures; (v) loss on extinguishment of debt; (vi) amortization of debt discounts and deferred financing costs; and (vii) Sponsor fees and expenses that were included in net loss to common members; and (b) to include (i) non-strategic capital expenditures incurred to maintain the quality of properties and (ii) additions to deferred leasing costs.

We believe AFFO provides a more meaningful supplemental measure of our operating performance because we believe that the items noted above are not indicative of our operating performance and that by adjusting for the items noted above, analysts and investors are presented with an indicator of our operating performance that more closely achieves the objectives of the real estate industry in presenting FFO.

As with FFO, our reported AFFO may not be comparable to other REITs’ AFFO, should not be used as a measure of our liquidity and is not indicative of our funds available for our cash needs, including our ability to pay dividends.

The following table sets forth reconciliations of our net loss to FFO and our FFO to AFFO for the periods presented:

(in thousands)	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Net loss	$(3,220)	$(6,134)	$(29,551)	$(32,841)	$(63,388)
Depreciation and amortization of rental properties	12,181	12,897	50,806	61,155	76,580

FFO	8,961	6,763	21,255	28,314	13,192

Adjustments to FFO:
Straight-line rent and above/below market lease adjustments to revenue and bad debt expense	(510)	(226)	(267)	2,274	12,609
Non-cash incentive unit compensation expense	131	200	793	1,300	2,900
Equity registration, reorganization and other expenses	398	179	4,386	1,684	3,167
Legal settlements	—	—	—	739	—
Loss on extinguishment of debt	—	—	12,533	—	—
Amortization of debt discounts and deferred financing costs	600	786	3,004	3,108	3,006
Sponsor fees and expenses	1,035	1,073	4,156	4,212	4,207
Non-strategic capital expenditures	(3,566)	(2,099)	(10,564)	(12,708)	(7,096)
Additions to deferred leasing costs	(1,169)	(770)	(4,932)	(4,008)	(1,841)

AFFO	$5,880	$5,906	$30,364	$24,915	$30,144

EBITDA and Adjusted EBITDA

EBITDA is defined as net loss (computed in accordance with GAAP), plus interest expense net of interest income, income tax provision, and depreciation and amortization. We calculate Adjusted EBITDA by adjusting EBITDA for specific and defined supplemental adjustments to exclude (i) straight-line rent and above/below market lease adjustments to revenue and bad debt expense; (ii) non-cash incentive unit compensation expense; (iii) equity registration, reorganization and other expenses; (iv) non-core expenditures; (v) loss on extinguishment of debt; and (vi) Sponsor fees and expenses that were included in net loss.

We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because we believe certain investors use them as measures of a company’s historical operating performance and its ability to service and incur debt. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA and Adjusted EBITDA margin is appropriate to provide additional information to investors because Adjusted EBITDA and Adjusted EBITDA margin exclude certain nonrecurring and non-cash items which we believe are not indicative of our core operating performance and which are not excluded in the calculation of EBITDA. Adjusted EBITDA is also similar to the measures used under the debt covenants included in our existing debt agreements.

EBITDA and Adjusted EBITDA should not be considered as alternatives to GAAP net loss. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not considered in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	neither reflects our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	neither reflects changes in, or cash requirements for, our working capital needs;

•	neither reflects the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	neither reflects any cash income taxes that we may be required to pay;

•	assets are depreciated or amortized over differing estimated useful lives and often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements;

•	neither is adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; neither reflects the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	neither may be calculated in the same manner as research analysts calculate EBITDA or Adjusted EBITDA or in the same manner as required by our revolving credit facility;

•	neither reflects limitations on, or costs related to, transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following tables set forth reconciliations of our net loss to EBITDA and our EBITDA to Adjusted EBITDA for the periods presented:

(in thousands)	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Net loss	$(3,220)	$(6,134)	$(29,551)	$(32,841)	$(63,388)
Interest and other investment income	(178)	(179)	(712)	(757)	(728)
Interest expense	8,857	8,121	34,080	33,131	32,428
Depreciation and amortization	12,469	13,106	51,842	61,706	76,691
Provision for income taxes	1,078	1,200	4,770	3,550	1,076

EBITDA	19,006	16,114	60,429	64,789	46,079

Adjustments to EBITDA:
Straight-line rent and above/below market lease adjustments to revenue and bad debt expense	(510)	(226)	(267)	2,274	12,609
Non-cash incentive unit compensation expense	131	200	793	1,300	2,900
Equity registration, reorganization and other expenses	398	179	4,386	1,684	3,167
Legal settlements	—	—	—	739	—
Loss on extinguishment of debt	—	—	12,533	—	—
Sponsor fees and expenses	1,035	1,073	4,156	4,212	4,207

Adjusted EBITDA	$20,060	$17,340	$82,030	$74,998	$68,962

Adjusted EBITDA Margin	48.4%	44.5%	50.7%	49.1%	46.0%

We define Adjusted EBITDA margin as Adjusted EBITDA divided by total cash revenues. Total cash revenues are total revenues (as reported in accordance with GAAP), excluding the effects of straight-line rent and above/below market lease adjustments. Total cash revenues for the periods presented are:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Total revenues	$42,079	$39,261	$162,801	$150,576	$138,569
Straight-line rent and above/below market lease adjustments	(610)	(281)	(1,010)	2,274	11,426

Total cash revenues	$41,469	$38,980	$161,791	$152,850	$149,995

Critical Accounting Policies and Significant Estimates

Our discussion and analysis of our historical financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from those estimates. For a discussion of recently-issued and adopted accounting standards, see Note 2 “Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We commence recognizing revenue based on an evaluation of a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. Base rental revenue is recognized on a straight-line basis over the terms of the respective leases. The determination of who is the owner, for accounting purposes, of tenant improvements (where provided) determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under a lease are accounted for as lease incentives which are amortized as a reduction of revenue recognized over the term of the lease. In these circumstances, we commence revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. In making this assessment, we consider a number of factors, each of which individually is not determinative.

Certain leases also provide for percentage rents based upon the level of sales achieved by a lessee. These percentage rents are recognized upon the achievement of certain pre-determined sales levels. Leases also typically provide for reimbursement of common area maintenance, property taxes and other operating expenses by the lessee, which are recognized in the period during which the applicable expenditures are incurred.

Rental Properties

Rental property assets are recorded in the consolidated balance sheets at historical cost, less accumulated depreciation and amortization. Upon acquisition of real estate operating properties, management estimates the fair value of acquired tangible assets (consisting of land, buildings, and tenant improvements), identifiable intangible assets and liabilities (consisting of above and below-market leases, in-place leases and tenant relationships), and assumed debt based on an evaluation of available information. Using these estimates, the estimated fair value is allocated to the acquired assets and assumed liabilities.

The fair values of tangible assets are determined as if the acquired property is vacant. Fair value is determined using an exit price approach, which contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If, up to one year from the acquisition date, information regarding the fair value of the assets acquired and liabilities assumed is received and estimates are refined, appropriate adjustments are made to the purchase price allocation on a retrospective basis. We expense transaction costs associated with business combinations in the period incurred.

In allocating the fair value to identifiable intangible assets and liabilities of an acquired operating property, the value of above-market and below-market leases is estimated based on the present value (using an interest rate reflecting the risks associated with leases acquired) of the difference between: (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management’s estimate of fair market lease rates for the property or an equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market or below-market intangible is amortized as a reduction of, or increase to, rental income over the remaining non-cancelable term of each lease, which includes renewal periods with fixed rental terms that are considered to be below-market.

In determining the value of in-place leases and tenant relationships, management evaluates the specific characteristics of each lease and our overall relationship with each tenant. Factors considered include, but are not limited to: the nature of the existing relationship with a tenant, the credit risk associated with a tenant, expectations surrounding lease renewals, estimated carrying costs of a property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Management also considers information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include: real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical lease-up periods. Costs to execute similar leases include: commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of a property. The value assigned to in-place leases is amortized to expense over the remaining term of each lease. The value assigned to tenant relationships is amortized over the initial terms of the leases.

Costs directly related to the acquisition, development and construction of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred and major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

•	land improvements—7 to 15 years;

•	buildings and building improvements—15 to 39 years;

•	tenant improvements—the shorter of the remaining term of the related lease or useful life; and

•	furniture, fixtures and equipment—3 to 7 years.

On a periodic basis, management assesses whether there are indicators that the value of our real estate assets (including any related intangible assets or liabilities) may be impaired. In addition to identifying any specific circumstances which may affect a property or properties, management considers other criteria for determining which properties may require assessment for potential impairment. The criteria considered by management includes reviewing properties with low occupancy rates, significant near-term lease expirations, current and historical operating and/or cash flow losses, near-term mortgage debt maturities or other factors that might impact our intent and ability to hold the property.

If an indicator is identified, a real estate asset is considered impaired only if management’s estimate of current and projected operating cash flows (undiscounted and unleveraged), taking into account the anticipated and probability weighted holding period, are less than a real estate asset’s carrying value. Various factors are considered in the estimation process, including expected future operating income, trends and prospects and the effects of demand, competition, and other economic factors. If management determines that the carrying value of a real estate asset is impaired, a loss will be recorded for the excess of its carrying amount over its fair value.

In situations in which a lease or leases associated with a tenant have been, or are expected to be, terminated early, we evaluate the remaining useful lives of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and leasing commissions). Based upon consideration of the facts and circumstances surrounding the termination, we may write-off or accelerate the depreciation and amortization associated with the asset group. Such write-offs are included within depreciation and amortization in the statements of operations.

Allowance for Doubtful Accounts and Straight-line Rents Receivable

The allowance for doubtful accounts and straight-line rents receivable is increased or decreased through bad debt expense. We periodically evaluate the collectability of our receivables related to base rents, straight-line rent, expense reimbursements and those attributable to other revenue generating activities. This determination requires significant judgment and estimates about matters that are uncertain at the time the estimates are made. We analyze our receivables and historical bad debt levels, tenant credit-worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts. In addition, tenants in bankruptcy are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims.

Provision for Income Taxes

Each of the Predecessor REIT Subsidiaries has elected to be treated as a REIT under Sections 856 through 860 of the Code. As a result, these Predecessor REIT Subsidiaries generally were not subject to federal or state income tax on their taxable income, provided that the Predecessor REIT Subsidiaries satisfied certain organizational and operational requirements including the requirement to distribute at least 90% of their annual taxable income. If a Predecessor REIT Subsidiary failed to qualify as a REIT in any taxable year, such Predecessor REIT Subsidiary would have been subject to federal and state income taxes on its taxable income at regular corporate tax rates.

We have elected to treat certain of our subsidiaries as TRSs. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate federal and state income taxes. Accordingly, the only provision for federal and state income taxes in the consolidated financial statements relates to our TRS entities.

We have elected to qualify to be taxed as a REIT for U.S. federal income tax purposes and expect to continue to operate in a manner that will allow us to continue to be classified as such. We believe our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

We account for income taxes under the asset and liability method. This method requires that deferred tax assets and liabilities be recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

We review the need to establish a valuation allowance against deferred tax assets on a quarterly basis. The review includes an analysis of various factors, such as future reversals of existing taxable temporary differences, the capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning strategies.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-8, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). This ASU is effective within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015 with early adoption permitted in certain circumstances. This ASU changes the requirements for reporting discontinued operations. We anticipate the adoption of this guidance will not have a material impact on our financial position, results of operations, cash flows or disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09. ASU 2014-09 amends the guidance for revenue recognition to replace numerous, industry-specific requirements and converges areas under this topic with those of the International Financial Reporting Standards. ASU 2014-09 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in ASU 2014-09 are effective for reporting periods beginning after December 15, 2016, and early adoption is prohibited. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently assessing the impact the adoption of ASU 2014-09 will have on our consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in ASU 2014-12 are effective for reporting periods beginning after December 15, 2015, and early adoption is permitted. We are currently assessing the impact the adoption of ASU 2014-12 will have on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (“ASU 2014-15”), which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in ASU 2014-15 are effective for reporting periods beginning after December 15, 2016, and early adoption is permitted. The adoption of ASU 2014-15 is not expected to materially impact our consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). This standard modifies existing consolidation guidance for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015, and requires either a retrospective or a modified retrospective approach to adoption. Early adoption is permitted. The adoption of ASU 2015-02 is not expected to materially impact our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. ASU 2015-03 is effective for fiscal years and interim periods within those years beginning after December 15, 2015, and requires retrospective application and compliance with the applicable disclosures for a change in an accounting principle upon transition. Early adoption is permitted. We are currently assessing the impact the adoption of ASU 2015-03 will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements as of March 31, 2015.

Inflation

Should inflation increase in the future, we may experience any or all of the following:

•	difficulty in replacing or renewing expiring leases with new leases at higher rental rates; and

•	an inability to receive reimbursement from our tenants for their share of certain operating expenses, including common area maintenance, real estate taxes and insurance.

Inflation also poses a potential risk to us due to the probability of future increases in interest rates. Such increases would adversely impact us due to our outstanding variable-rate debt. We periodically evaluate our exposure to interest rate fluctuations, and may enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on our floating rate loans.

In the normal course of business, we also face risks that are either non-financial or non-qualitative. Such risks principally include credit risks and legal risks. For a discussion of other factors which may adversely affect our liquidity and capital resources, see “Risk Factors.”

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity, fund capital expenditures and expand our real estate investment and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our operations. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We currently do not use derivative financial instruments. However, we may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With regard to variable rate financing, we assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

As of March 31, 2015, our primary exposure to market risk is interest rate risk associated with borrowings under the senior secured credit facilities that we entered into on August 15, 2014. The first lien term loan facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 4.25% per annum or an alternative base rate plus 3.25% per annum. The second lien term loan facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 7.75% per annum or an alternative base rate plus 6.75% per annum. The revolving credit facility bears interest initially, at our option, at an adjusted LIBOR plus 3.25% per annum or an alternative base rate plus 2.25% per annum. As of March 31, 2015, we had $549,988 outstanding under our senior secured credit facilities, exclusive of discounts, which represents 100% of total outstanding debt, bearing interest at variable rates indexed to one-month LIBOR, based on our election. The one-month LIBOR increased from 0.16% per annum as of December 31, 2014, to 0.18% per annum at March 31, 2015. An increase of one percentage point in the interest rate applicable to our outstanding debt at March 31, 2015 would increase our annual interest cost and reduce our pre-tax income by $1,139 (after giving effect to the LIBOR floor of 1%).

INDUSTRY OVERVIEW

The retail value of the U.S. home furniture industry (including mattresses) was estimated to total approximately $96 billion in revenue in 2014 according to Furniture Today, the retail value of the U.S. home décor industry was estimated to total approximately $61 billion in revenue in 2014 according to Home Accents Today, and, according to IBISWorld, the U.S. gift industry generated approximately $19.4 billion in sales in 2014 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). Buyers at Markets represent a wide array of re-sellers of merchandise, including traditional home furniture and home décor retail stores, department stores, interior designers and homebuilders as well as other, less traditional furnishings re-sellers, including wholesale clubs, internet/catalog retailers, office supply companies, rent-to-own stores, gift stores, museum shops and specialty décor retailers, such as lighting stores and floor covering retailers. Product manufacturers and suppliers within the home furniture, home décor and gift industries reach these buyers primarily by participating in Markets and showcasing product samples in a customized showroom setting. Some manufacturers and suppliers of home furniture, home décor and gift products also utilize a direct sales force to visit retail locations and showcase products via catalogs and general trade advertising.

We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home & Gift Market at the Dallas Market Center and NY NOW are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo, Mississippi operates purely as a home furniture Market and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provides outdoor and casual furnishings. Within this context, our Markets compete with different events and locations depending on the product category.

(1)	Estimated for the year 2014 (including mattresses), according to Furniture Today.
(2)	For the year 2014, according to Home Accents Today.
(3)	For the year 2014, according to IBISWorld.
(4)	According to management estimates.

Home Furniture Markets

We operate in the two largest U.S. home furniture Markets, High Point and Las Vegas. Our High Point Property and Las Vegas Property collectively represent approximately 7.3 million rentable square feet in home furniture showroom space, with approximately 4.9 million rentable square feet on our home furniture floors within our High Point Property and approximately 2.4 million rentable square feet on our home furniture floors within our Las Vegas Property. Other home furniture Markets in the United States are smaller venues with niche offerings and include the Tupelo Furniture Market in Mississippi, focused on upholstered furniture, and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois, providing outdoor and casual furnishings.

We believe that the U.S. home furniture industry has remained stable through economic cycles. According to home furniture sales data from the U.S. Bureau of Economic Analysis, for the 43-year period from 1970 through 2013, the U.S. home furniture industry has grown at a compounded rate of 5.7% and has shown positive growth in 38 of those years. The U.S. home furniture industry experienced year-over-year sales declines of only 3% during the 1982 recession and of 8.0% and 10.2% during the recession in 2008 and 2009, respectively. Because the housing market is an underlying driver of home furniture sales, the collapse of the housing market during the most recent recession in 2008 and 2009 had a particular impact on the U.S. home furniture industry. As the housing market recovers, we believe that the U.S. home furniture industry will benefit from future growth in such market. The table below presents year-over-year changes in sales for the U.S. home furniture industry from 1970 to 2013 as reported by the U.S. Bureau of Economic Analysis.

Retail U.S. Home Furniture Sales (year-over-year change)
Year	Change	Year	Change	Year	Change
1970	N/A	1985	8.4%	2000	10.2%
1971	6.9%	1986	11.2%	2001	2.6%
1972	13.2%	1987	6.5%	2002	4.7%
1973	13.0%	1988	4.3%	2003	2.9%
1974	6.0%	1989	9.9%	2004	8.6%
1975	2.4%	1990	-2.7%	2005	6.5%
1976	9.5%	1991	-1.7%	2006	4.3%
1977	15.9%	1992	3.5%	2007	0.6%
1978	10.5%	1993	7.5%	2008	-8.0%
1979	12.2%	1994	8.6%	2009	-10.2%
1980	2.2%	1995	6.1%	2010	3.2%
1981	4.7%	1996	7.4%	2011	3.7%
1982	-3.3%	1997	8.0%	2012	4.4%
1983	13.7%	1998	8.2%	2013	1.7%
1984	14.8%	1999	9.7%

Home Décor and Gift Markets

The landscape for the home décor and gift Markets is more fragmented than the home furniture Markets. In the Eastern United States, there are two major home décor and gift Markets, The Atlanta International Gift & Home Furnishings Market and NY NOW. The Atlanta International Gift & Home Furnishings Market offers approximately 4.6 million rentable square feet, of which approximately 4.0 million is allocated to home décor and gift products across permanent and temporary showroom space. It is held each January and July at AmericasMart, a 7.7 million gross square foot facility that also hosts numerous apparel shows. NY NOW is held each February and August at The Javits Center and Pier 94, which represent approximately 893,000 combined gross square feet of temporary showroom space.

In the Western United States, the home décor and gift Markets are dispersed with select larger Markets and numerous smaller regional Markets. The Dallas Total Home & Gift Market is held four times each year and offers both permanent and temporary showroom space in the Dallas Market Center, an approximately 5.0 million gross square foot facility that also hosts numerous apparel Markets. Our Las Vegas Markets have approximately 1.9 million rentable square feet dedicated to the home décor and gift industries within the 4.6 million rentable square foot Las Vegas Property.

The map below shows home décor and gift Markets held in states west of the Mississippi River with greater than 100,000 rentable square feet of permanent or temporary showroom space dedicated to these industries, highlighting the fragmentation within this region.

We have increased the occupancy of our home décor and gift exhibitor space for the Las Vegas Markets from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.3 million occupied square feet for our Market in January 2015. Through the increase in the number of tenants in our Properties and our direct marketing efforts, we have also increased home décor and gift buyer attendance at our Las Vegas Markets 111% from the Market in January 2012 to our Market in January 2015 and established our Las Vegas Markets as a major home décor and gift marketplace. The unique co-location of home décor and gift showroom space with home furniture showroom space has made the Las Vegas Markets a complete destination for the home furniture, home décor and gift industries. We believe this co-location has enhanced our tenants’ and their customers’ experience at our Las Vegas Markets as many of our tenants’ customers cross-shop among these complementary product lines and categories.

BUSINESS

Our Company

Our company, which is structured as an internally-managed REIT, is the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. We own approximately 12.1 million gross square feet (10.0 million rentable square feet) of premier showroom space across 14 buildings in High Point, North Carolina and three buildings and three exhibition pavilions in Las Vegas, Nevada. Approximately 9.4 million rentable square feet of such showroom space is permanent showroom space and approximately 0.6 million rentable square feet is temporary showroom space. Our showrooms are leased by manufacturers and suppliers of home furniture (such as living room, dining room, and home office furniture bedroom furniture and mattresses), home décor products (such as rugs, lighting, wall art, pillows and bedding) and gift products (such as candles, stationery, floral, holiday and seasonal items and toys). We host two Markets per year at each of our Properties. Markets are generally weeklong business-to-business trade gatherings in the home furniture, home décor and gift industries that enable manufacturers and suppliers to: (i) meet with their existing and prospective customers (a diverse group of retail outlets and interior design buyers); (ii) showcase their latest designs and products; (iii) discover new and emerging trends in their respective industry; and (iv) enter into sales agreements with their customers. Our Markets are the largest gatherings of manufacturers and suppliers (our tenants) and buyers (our tenants’ customers) in the home furniture industry. For the year ended December 31, 2014, we generated total revenues of $162.8 million, net loss of $29.6 million and Adjusted EBITDA of $82.0 million. For the three months ended March 31, 2015, we generated total revenues of $42.1 million, net loss of $3.2 million and Adjusted EBITDA of $20.1 million. Adjusted EBITDA is not a measure of financial performance under GAAP. For a definition of Adjusted EBITDA and a reconciliation to our GAAP measures for those periods, see “Prospectus Summary—Summary Consolidated Financial and Other Operating Data.”

Our semi-annual Markets in both High Point and Las Vegas provide our tenants with an efficient and cost-effective means of interacting directly with their customers by providing their customers with a single location that offers access to a broad universe of manufacturers and suppliers as well as a diverse range of their products. We believe this creates significant value for both our tenants and their customers in the U.S. home furniture industry, in the U.S. home décor industry and in the highly fragmented U.S. gift industry. Furniture Today estimates that the U.S. home furniture industry generated approximately $96 billion in revenue in 2014 (including mattresses), and Home Accents Today estimates that the U.S. home décor industry generated approximately $61 billion in revenue in 2014. In addition, according to IBISWorld, the U.S. gift industry generated approximately $19.4 billion in sales in 2014 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). The ability to physically assess our tenants’ merchandise is critical to purchasing decisions for buyers of home furniture, home décor and gift products, and such assessments cannot be replicated through other channels, such as online marketplaces. We believe our business model is highly compelling because: (i) these Markets are essential to our tenants and their customers; (ii) the showroom space we own would be expensive to replicate; and (iii) our industry-leading scale and operational capabilities allow us to provide high quality Market experiences and an attractive return-on-investment for our tenants.

•

Markets are Essential to our Tenants and Their Customers—Home furniture manufacturers and dealers that participated in Markets in 2010 and that were interviewed for the Stax Survey indicated they generate approximately 75% of their annual revenue from orders received or from interactions at Markets generally. In addition, according to a survey conducted in 2014 by Gift and Decorative Accessories Magazine, gift buyers consider Markets and tradeshows to be a very important source of new products. Our Markets bring a large number of manufacturers and suppliers together with their customers in one location, allowing them to conduct business efficiently and productively. Home furniture Markets have been taking place in High Point for over 100 years, and although our Markets in Las Vegas are relatively new, as the first building opened in 2005, they have established themselves as the Western U.S. home furniture counterpart to the High Point Markets. We believe that home furniture

Markets have remained important to our tenants’ buyers regardless of economic cycles. For example, according to registration data compiled by the High Point Market Authority, annual buyer registration for the High Point Markets declined only 7% between 2007 and 2009 (the years with the highest and the lowest annual buyer registration, respectively, during the most recent economic downturn). All of the top 20 home furniture manufacturers and suppliers (based on 2013 total furniture shipments to the United States, according to Furniture Today) that participate in the wholesale furniture trade in North America participate in the High Point Markets or the Las Vegas Markets each year and 15 of such manufacturers and suppliers are our tenants. Our Las Vegas Property is also recognized as a growing destination in the Western United States for home décor and gift products. The centralization of top manufacturers within our Properties drives buyer traffic to our Markets. The chart below illustrates the importance of Markets to manufacturers and dealers in the home furniture industry.

(1)	For the year 2013, according to Mann, Armstead & Epperson, Ltd.
(2)	Estimated for the year 2013 (including mattresses), according to Furniture Today.
(3)	Estimated for the year 2014 (including mattresses), according to Furniture Today.
(4)	According to management estimates.
(5)	According to the Stax Survey.

•	Our Portfolio of Properties Would be Expensive to Replicate—Our showroom space includes 6.7 million gross square feet in High Point and 5.4 million gross square feet in Las Vegas. We and our tenants have invested significant capital in these facilities, which makes them extremely difficult and costly to replicate. Our High Point Property includes the largest and most iconic showroom buildings in High Point, which are recognized throughout the home furniture industry. Their location in the heart of the downtown furniture district and proximity to the main transportation hub, event venues and food and beverage amenities offer incremental value to our tenants and their customers. Our Las Vegas Property offers state-of-the art buildings specifically designed to serve as showroom and commerce space for the industries we serve and cost approximately $860 million to develop.

•

Our Industry Leading Properties and Operational Capabilities—Since 2011, we have invested in our Properties and our operations to build a business of scale and operational capability that can increase the value of our Markets for both our tenants and their customers. The critical mass of buyers that visit our tenants’ showrooms is one of the factors that make our Markets compelling to our tenants. The opportunity to see a large number of manufacturers and products in a single location makes our Markets compelling to buyers. We have invested considerably and we believe differentially to our competition in an effort to deliver both a critical mass of buyers and the opportunity to see a large number of manufacturers’ products. We have invested approximately $33 million in the High Point Property since 2011, primarily to re-merchandise the showroom space and improve navigation and the overall buyer and exhibitor experience at our High Point Markets. We have invested approximately $47 million in our Las Vegas Property, primarily to re-merchandise the showroom space and develop a strong and growing Western U.S. home décor and gift Market. These amounts include our capital expenditures, as well as the costs of operating the marketing and public relations departments, including a 15-person call center that contacts approximately 100,000 buyers a year to recruit them for our Markets. We believe that our unique scale, investment and positioning as an industry leader provide high quality Market experiences and an attractive return-on-investment for our tenants, which we believe positions us to continue to grow rental rates and occupancy rates.

We believe that we provide essential venues and services for both our tenants and their customers. We expect that our business will have meaningful opportunities to continue to grow, as we continue to deliver the advantages of our business model to our tenants and their customers. We believe this growth will manifest itself, as it has in recent years, through a combination of rental rate and occupancy rate increases in our Properties.

Our Properties

High Point: High Point hosts two Markets annually, one in April and the other in October. The High Point Markets have long been the seminal sales events in the U.S. home furniture industry. Our High Point Property consists of 14 buildings that encompass approximately 6.7 million gross square feet (5.4 million rentable square feet), making us the largest landlord of showroom space in High Point, with 59% of the total available gross square footage for showrooms (according to High Point showroom tax records). In contrast, no other property owner of showroom space in High Point owns more than 4% of the total available gross square footage for showrooms. We believe we own approximately 88% of the highest-quality showroom properties in High Point based on their location in the heart of the downtown furniture district, proximity to the main transportation hub, event venues and food and beverage amenities and the tenants located in such properties. All of our buildings are located within the core downtown furniture district at the heart of the Markets, have a strong concentration of anchor tenants, including well-known brands such as Ashley Furniture Industries, Bassett Furniture and La-Z-Boy, and attract key industry buyers, such as Mattress Firm, Restoration Hardware, Rooms to Go and Williams Sonoma Home. Also, two of our showroom properties in High Point feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space on a longer term lease. We believe this temporary space in High Point is also regarded by buyers as the best opportunity to see new manufacturers with innovative products, which attracts buyers to our buildings and therefore allows us to command premium rental rates in these areas. The average occupancy rate in our High Point Property for the period from January 1, 2012 to March 31, 2015 was approximately 87%. During the period from January 1, 2012 to December 31, 2014, our rental rates increased at a compounded annual growth rate of 5.1%. Multi-year leases currently in effect in our High Point Property have weighted average annual rent escalators of 3.2% on the remaining term.

Las Vegas: Our Las Vegas Property hosts two Markets annually, one in January and the other in July/August. Our Las Vegas Property, which is located a few miles from the Las Vegas Strip and adjacent to downtown Las Vegas, has a world class campus that consists of three main buildings and three exhibition pavilions that have approximately 5.4 million gross square feet (4.6 million rentable square feet). The three buildings include tenants in the home furniture, home décor and gift industries. We host the only Western U.S. home furniture Markets and our Las Vegas Markets have emerged as one of the leading Western U.S. home décor and gift Markets. Our Las Vegas Markets are also uniquely positioned as the nation’s leading bedding marketplace, with over 330,000 occupied square feet dedicated to mattress and bedding companies, including all of the top 15 mattress suppliers according to Furniture Today (based on 2013 shipments to the United States). Some of the iconic furniture brands that rent space in our Las Vegas Property include Ashley Furniture Industries, Bassett Furniture, Lexington Home Brands and Stanley Furniture Company, as well as well-known mattress brands, such as Tempur Sealy, Serta and Simmons. These tenants attract many of the same major industry buyers that attend the High Point Markets, as well as regional

Western U.S. retailers and interior designers. In total, in 2014, the Las Vegas Markets attracted approximately 85% of their domestic buyers from states west of the Mississippi River, a region that represented approximately 40% of all home furniture sales in 2014 in the United States based on data published by Furniture Today. From January 1, 2012 to March 31, 2015, we have strategically lowered certain rental rates and improved our Las Vegas Property occupancy rate from 59.5% to 84.1% (excluding a change in the designation of 161,000 square feet in building C of our Las Vegas Property from temporary space to permanent space in 2015). This increase in occupancy has helped create a more vibrant experience for our tenants and their customers at our Las Vegas Markets. As we continue to increase occupancy levels in our Las Vegas Property, we expect our average rental rates will increase. Multi-year leases currently in effect in our Las Vegas Property have weighted average annual rent escalators of 4.0% on the remaining term.

Our Operating Model

We believe our business model is similar to that of tradeshow companies in that we bring large numbers of sellers and buyers together at regular events, yet our model is superior in that we own our Properties and the majority of our showroom square footage is leased on a multi-year basis. This permanent showroom space model encourages our tenants to make significant capital investments to customize their showrooms and improve the presentation of their products. Multi-year leases currently in effect have a weighted average term (based on revenue) of approximately 4.5 years with weighted average annual rent escalators of 3.6% on the remaining term. Multi-year leases generate stable and predictable revenues and approximately 83% of our 2014 revenue was generated from rent payments under such leases. Approximately 9% of our 2014 revenue was generated from short-term leases (including temporary space), and the remaining 8% from advertising revenue and ancillary tenant services, such as movement of our tenants’ products into and out of their showroom spaces and other related logistics services. We have limited tenant concentration, with no single tenant accounting for more than 3% of our 2014 permanent rental revenue. Our top five tenants represented approximately 8% of our 2014 permanent rental revenue and our next 15 top tenants represented approximately 11% of such revenue. We also maintain longstanding relationships with many of our tenants, as exemplified by some of our key anchor tenants, such as Ashley Furniture Industries, Broyhill Furniture Industries, Hooker Furniture and La-Z-Boy, which have each leased space in our Properties for more than 20 years.

We believe our business is capital efficient with a very low level of investment in tenant improvements compared to many other REITs, averaging only $2.65 per square foot in 2014. It is common for our tenants to make substantial investments in their showroom space to create a premium environment in which to showcase their products. These improvements include new flooring, additional interior walls, fireplaces, moldings and light fixtures as our tenants often seek to merchandise their product as retailers would and as the product would eventually appear in the home. In addition, our tenants often invest in the build-out of additional amenities for their staff and customers, such as office space, meeting space and kitchen and bar areas. Due to our long-term lease structure, our tenants are able to amortize these build-out costs over the full lease term, making these investments more cost-effective for them. We believe that the substantial investments that our tenants make in their showroom space support our high lease renewal rates.

We support our tenants by driving buyer attendance at our Markets through direct marketing channels (mail, email and an in-house call center). At our Markets, we create an exceptional experience by providing entertainment events and hosting on-site networking, social and educational opportunities for tenants and their customers. We also provide advertising opportunities for our tenants, including official publications and on-site large format sponsorships (such as interior and exterior branded banners covering walls and walkways), which help our tenants establish and differentiate their trade brands with a captive buyer audience.

Operational efficiency is a critical component of our business model and we generated an Adjusted EBITDA margin of 48.4% for the three months ended March 31, 2015 and 50.7%, 49.1% and 46.0% for the years ended December 31, 2014, 2013 and 2012, respectively. Our scalable cost structure and low capital expenditures position us well for future earnings and cash flow growth, and we anticipate only minimal expense increases to achieve our internal growth strategies. Adjusted EBITDA margin is not a measure of financial performance under GAAP. For a definition of Adjusted EBITDA margin and a reconciliation of that non-GAAP measure to our GAAP measure for those periods, see “Prospectus Summary—Summary Consolidated Financial and Other Operating Data.”

Finally, we believe our business model would be expensive to replicate. Our Las Vegas Property was developed at a cost of approximately $860 million, creating a venue catering specifically to the home furniture, home décor, and gift industries. Our scale allows us to attract and retain high quality management, leasing and operations teams that we believe would be difficult to replicate in a smaller business. In addition, tenants in our Properties have invested significantly in tenant improvements, creating bespoke showrooms in each of our facilities, which we believe contributes to increases in our lease renewal rates. Importantly, we believe the risk of disintermediation from other channels, such as online marketplaces, is mitigated because buyers in the home furniture, home décor and gift industries want to examine merchandise in-person to determine quality, craftsmanship and style, which must be done on-site with the product.

Formation in 2011

Showrooms that participate in the High Point Markets are located in approximately 180 buildings that are controlled by more than 100 owners throughout the city of High Point. Before IMC LP’s formation in 2011, the Showplace, Market Square and International Home Furnishings Center buildings that IMC LP acquired in 2011 were owned by the three largest High Point showroom landlords. During the difficult economic environment in 2007 and 2008, the fragmented ownership in the High Point Markets led to downward pricing pressure. The Showplace buildings were placed in receivership in 2009 following payment defaults on the buildings’ underlying mortgage loans. Similarly, the Market Square buildings were placed into receivership in November 2010.

In the early 2000s, a group of real estate developers (World Market Center Venture, LLC) began the development of the Las Vegas Property to create an alternative to the High Point Markets. Building A of the Las Vegas Property opened in 2005 and was followed by buildings B and C, which opened in 2007 and 2008, respectively. Fueled by strong credit markets, the group leading the development of the Las Vegas Property incurred very high debt levels to fund the development. The Las Vegas Property, which opened shortly before the recession, struggled to reach planned occupancy levels due to the economic decline and a failure to attract key tenants from the High Point Markets. These factors led to financial distress for the Las Vegas Property. Commencing in April 2010, the owners of buildings A and B of the Las Vegas Property entered into forbearance agreements with their loan servicers following defaults on the buildings’ underlying mortgage loans and in April 2011, receivers were appointed for these two buildings.

In 2011, funds affiliated with Bain Capital and an entity affiliated with Oaktree and their partners formed IMC LP to acquire the entities that owned the Properties. In May and July 2011, IMC LP purchased the High Point Property and the Las Vegas Property and negotiated favorable loan modifications with the receivers of the buildings then in receivership, at which point, the receiverships were dismissed.

IMC LP acquired the Properties to operate them as a single integrated business. We believe that, as a result of this combination, we have created a new business with the ability to serve our tenants and their customers in new and more compelling ways.

Progress Since 2011

In High Point, our ownership of the majority of the showroom space enabled us to create an attractive platform for us and for our tenants. Average rental rates in our High Point Property increased from $13.50 per square foot as of January 1, 2012 to $15.84 per square foot as of March 31, 2015. This increase has been driven by a 6.7% average re-leasing spread with respect to lease agreements that expired during this 39-month. These lease agreements accounted on average for approximately 29% of our square footage during that period.

We have re-positioned the Las Vegas Markets since taking ownership. Instead of seeking to provide an alternative to the High Point Markets, we have invested in driving a unique set of primarily Western U.S. buyers to the Las Vegas Markets and positioned our Las Vegas Markets as complementary to the High Point Markets for home furniture. In 2014, the Las Vegas Markets attracted approximately 85% of their domestic buyers from states west of the Mississippi River, a region that represented approximately 40% of all home furniture sales in 2014 in the United States based on data published by Furniture Today. In addition, approximately 90% of the home furniture and home décor buyers that attend our Las Vegas Markets are unique relative to the High Point Markets, providing significant incremental opportunity for tenants seeking national distribution. Our efforts to re-position the Las Vegas Markets with respect to the High Point Markets included, among other initiatives, cross-selling key High Point tenants by highlighting the benefit of reaching a national audience with a presence in both Markets. It also involved updating our leasing materials to focus on the value of reaching a unique Western U.S. buyer base rather than positioning Las Vegas as the future of the home furniture showroom industry. We significantly increased the volume of retailer outreach to Western U.S. buyers compared to other regions to direct a Western U.S. audience to the Las Vegas Markets. In response to this re-positioning, our occupancy for home furniture permanent space has increased approximately 40% from approximately 1.5 million square feet on January 1, 2012 to approximately 2.1 million square feet on March 31, 2015. In addition, key tenants from High Point now maintain showroom space in both locations, and we expect to continue to utilize our relationships in High Point to cross-sell our Las Vegas Property.

In our Las Vegas Property, we also invested to re-merchandise the space, relocating tenants by product category, creating dedicated home décor and gift “neighborhoods” within our buildings that group similar exhibitors with similar and complementary products near one another. We have invested approximately $47 million in our Las Vegas Property, primarily to remerchandise the showroom space and develop a strong and growing Western U.S. home décor and gift Market. We have further supported this growth area with key investments and resource support. For example, we have: (i) hired a highly experienced home décor and gift leasing team; (ii) increased the occupancy of the home décor and gift exhibitor space from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.3 million occupied square feet for our Market in January 2015; and (iii) increased home décor and gift buyer attendance 111% from the Market in January 2012 to our Market in January 2015, due to the increase in the number of tenants in our Properties and to our direct marketing efforts. The co-location of the home furniture, home décor and gift Markets has made the Las Vegas Markets a complete destination for products across the home furniture, home décor and gift industries. We believe this structure enhances our tenants’ experience at our Las Vegas Markets as many buyers cross-shop among these complementary product lines and categories.

Overview of the Home Furniture, Home Décor and Gift Industries in the United States

The retail value of the U.S. home furniture industry (including mattresses) was estimated to total approximately $96 billion in revenue in 2014 according to Furniture Today, the retail value of the U.S. home décor industry was estimated to total approximately $61 billion in revenue in 2014 according to Home Accents Today, and, according to IBISWorld, the U.S. gift industry generated approximately $19.4 billion in sales in 2014 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). Buyers at Markets represent a wide array of re-sellers of merchandise, including traditional home furniture and home décor retail stores, department stores, interior designers and homebuilders as well as other, less traditional furnishings re-sellers, including wholesale clubs, internet/catalog retailers, office supply companies, rent-to-own stores, gift stores, museum shops and specialty décor retailers, such as lighting stores and floor covering retailers. Product manufacturers and suppliers within the home furniture, home décor and gift industries reach these buyers primarily by participating in Markets and showcasing product samples in a customized showroom setting. Some manufacturers and suppliers of home furniture, home décor and gift products also utilize a direct sales force to visit retail locations and showcase products via catalogs and general trade advertising.

We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home & Gift Market at the Dallas Market Center and NY NOW are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo, Mississippi operates purely as a home furniture Market and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provides outdoor and casual furnishings. Within this context, our Markets compete with different events and locations depending on the product category.

(1)	Estimated for the year 2014 (including mattresses), according to Furniture Today.
(2)	For the year 2014, according to Home Accents Today.
(3)	For the year 2014, according to IBISWorld.
(4)	According to management estimates.

Home Furniture Markets

We operate in the two largest U.S. home furniture Markets, High Point and Las Vegas. Our High Point Property and Las Vegas Property collectively represent approximately 7.3 million rentable square feet in home furniture showroom space, with approximately 4.9 million rentable square feet on our home furniture floors within our High Point Property and approximately 2.4 million rentable square feet on our home furniture floors within our Las Vegas Property. Other home furniture Markets in the United States are smaller venues with niche offerings and include the Tupelo Furniture Market in Mississippi, focused on upholstered furniture, and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois, providing outdoor and casual furnishings.

We believe that the U.S. home furniture industry has remained stable through economic cycles. According to home furniture sales data from the U.S. Bureau of Economic Analysis, for the 43-year period from 1970 through 2013, the U.S. home furniture industry has grown at a compounded rate of 5.7% and has shown positive growth in 38 of those years. The U.S. home furniture industry experienced year-over-year sales declines of only 3% during the 1982 recession and of 8.0% and 10.2% during the recession in 2008 and 2009, respectively. Because the housing market is an underlying driver of home furniture sales, the collapse of the housing market during the most recent recession in 2008 and 2009 had a particular impact on the U.S. home furniture industry. As the housing market recovers, we believe that the U.S. home furniture industry will benefit from future growth in such market. For detailed information regarding year-over-year changes in sales for the U.S. home furniture industry from 1970 to 2013 as reported by the U.S. Bureau of Economic Analysis, see the table under “Industry Overview—Home Furniture Markets.”

Home Décor and Gift Markets

The landscape for the home décor and gift Markets is more fragmented than the home furniture Markets. In the Eastern United States, there are two major home décor and gift Markets, The Atlanta International Gift & Home Furnishings Market and NY NOW. The Atlanta International Gift & Home Furnishings Market offers approximately 4.6 million rentable square feet, of which approximately 4.0 million is allocated to home décor and gift products across permanent and temporary showroom space. It is held each January and July at AmericasMart, a 7.7 million gross square foot facility that also hosts numerous apparel shows. NY NOW is held each February and August at The Javits Center and Pier 94, which represent approximately 893,000 combined gross square feet of temporary showroom space.

In the Western United States, the home décor and gift Markets are dispersed with select larger Markets and numerous smaller regional Markets. The Dallas Total Home & Gift Market is held four times each year and offers both permanent and temporary showroom space in the Dallas Market Center, an approximately 5.0 million gross square foot facility that also hosts numerous apparel Markets. Our Las Vegas Markets have approximately 1.9 million rentable square feet dedicated to the home décor and gift industries within the 4.6 million rentable square foot Las Vegas Property.

The map below shows home décor and gift Markets held in states west of the Mississippi River with greater than 100,000 rentable square feet of permanent or temporary showroom space dedicated to these industries, highlighting the fragmentation within this region.

We have increased the occupancy of our home décor and gift exhibitor space for the Las Vegas Markets from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.3 million occupied square feet for our Market in January 2015. Through the increase in the number of tenants in our Properties and our direct marketing efforts, we have also increased home décor and gift buyer attendance at our Las Vegas Markets 111% from the Market in January 2012 to our Market in January 2015 and established our Las Vegas Markets as a major home décor and gift marketplace. The unique co-location of home décor and gift showroom space with home furniture showroom space has made the Las Vegas Markets a complete destination for the home furniture, home décor and gift industries. We believe this co-location has enhanced our tenants’ and their customers’ experience at our Las Vegas Markets as many of our tenants’ customers cross-shop among these complementary product lines and categories.

Business and Growth Strategies

Our primary business objective is to maximize total return for our stockholders. To accomplish this goal, we are focused on creating value for our tenants and their customers who attend our Markets. We continue to invest our expertise and resources in initiatives that we believe will result in a better buyer experience and ultimately more opportunities for our tenants to generate strong returns on their showroom investments. We intend to pursue the following business and growth strategies.

Deliver Premium Value to Our Tenants in High Point

As of March 31, 2015, our High Point Property average rental rate was $15.84 per square foot, compared to average rental rates of $14.03, $14.67 and $15.74 as of December 31, 2012, 2013 and 2014, respectively. We have achieved re-leasing spreads of 1.8%, 2.8%, 13.9% and 8.7% for the years 2012, 2013 and 2014 and the three months ended March 31, 2015, respectively. The 2013 re-leasing spread excluding a strategic contract renewal with a key anchor tenant was 7.4%. We believe there is an opportunity to increase rental rates in our High Point Property above the weighted average annual rental rate escalators of 3.2%, embedded in multi-year leases currently in effect in our High Point Property, because of the value delivered to our tenants in High Point as evidenced by the following four key factors.

•	The High Point Markets have been the primary home furniture Markets for over 100 years, are known as the “Furniture Capital of the World” and both home furniture manufacturers and suppliers and their customers recognize the value of having a presence at these Markets.

•	We continue to add value to our High Point Property and have invested approximately $33 million since 2011 to enhance the experience for our tenants and their customers by creating distinct neighborhoods and investing in facilities and signage. In addition, our marketing team has implemented a comprehensive marketing campaign highlighting our High Point Property and existing tenants to attract home furniture buyers to our buildings. We also offer on-site amenities for buyers, including educational seminars and food court areas.

•	Our portfolio offers current tenants and prospective tenants access to the highest concentration of premium showroom space in the High Point Markets. The 14 buildings comprising our High Point Property are located in the core downtown market district and we believe represent approximately 88% of the highest quality showroom property in the High Point Markets. Coupled with our investments to improve the quality of our tenants’ and their customers’ experience at our High Point Markets, we believe the location and quality of our High Point Property offer exhibitors a higher value relative to other available home furniture showroom space which allows us to achieve higher rental rates than most of our competitors in High Point.

•	Since 2011, we have invested considerably in our High Point Property to build scale and operational capabilities that increase the value of our High Point Markets for both our tenants and their customers. The critical mass of buyers that visit our tenants’ showrooms is one of the factors that make our Markets compelling to our tenants. This strategy has resulted in increased rental rates at our High Point Property. Our ownership of a majority of the High Point showroom space enables us to implement a rationalized rental rate structure for our tenants located in our High Point Property based on the location and quality of each individual showroom space. Accordingly, we believe there is room for continued rental rate growth in our High Point Property.

Continue to Grow the Re-positioned Las Vegas Home Furniture Markets

Since 2011, we have re-positioned the Las Vegas Markets as complementary to the High Point Markets. In particular, the universe of buyers who attend the Las Vegas Markets is distinctly different than the universe of buyers who attend the High Point Markets. The Las Vegas Markets provide significant opportunity for our High Point Property tenants seeking national distribution and exposure to incremental potential customers as approximately 85% of the domestic buyers who attended the Las Vegas Markets in 2014 came from states west of the Mississippi River. In addition, approximately 90% of the home furniture and home décor buyers that attend our Las Vegas Market are unique relative to the High Point Markets. We will continue to seek cross-sell prospects from the High Point Property who do not yet participate in the Las Vegas Markets.

We also invested in relocating tenants by product category in our Las Vegas Property. This relocation increased the concentration of tenants and products in buildings A and B while also allowing us to strategically locate tenants into distinct neighborhoods, which creates an improved shopping experience for buyers. As a result of this strategy, occupancy in buildings A and B combined was approximately 68%, 73%, 86% and 92% as of January 2012, January 2013, January 2014 and January 2015, respectively. Given this increased occupancy rate, we can focus on improving tenant mix and increasing rental rates.

In addition, as a result of these cross-selling and re-positioning efforts, our occupied home furniture dedicated space at our Las Vegas Property reached 1.5 million square feet, 1.8 million square feet, 2.0 million square feet and 2.0 million square feet as of January 2012, January 2013, January 2014 and January 2015, respectively. We believe that we have the opportunity to increase both our Las Vegas Property total occupancy rates and average rental rates over time.

Grow Our Western U.S. Home Décor and Gift Markets to Create a Total Home Destination

The landscape of the home décor and gift Markets in the Western United States is highly fragmented, with numerous smaller Markets that we believe lack a critical mass of exhibitors. Since 2011, we have successfully built the home décor and gift exhibitor space in the Las Vegas Markets to compete with these smaller Markets and provide a more complete product offering to Western U.S. buyers in these categories.

In order to build our home décor and gift exhibitor space, we invested to re-merchandise our Las Vegas Property creating dedicated and contiguous home décor and gift neighborhoods. In addition, we hired a highly experienced home décor and gift leasing team in 2012. This leasing team achieved total occupied square feet in the home décor and gift exhibitor space at our Las Vegas Property of 0.8 million square feet, 1.0 million square feet, 1.2 million square feet, and 1.3 million square feet as of January 2012, January 2013, January 2014 and January 2015, respectively. As a result of the concentration of tenants and products coupled with our innovative marketing techniques, home décor and gift buyer attendance at our Market in January 2015 increased by 111% relative to such attendance at our Market in January 2012. This increase includes a 25% increase from our Market in January 2012 to our Market in January 2013, and a 73% increase from our Market in January 2012 to our Market in January 2014. We believe our leasing efforts in these categories have positioned the Las Vegas Markets as a complete destination for products across the home furniture, home décor and gift industries. We believe this structure enhances the Las Vegas Markets experience as many buyers cross-shop among these complementary product lines and categories. We intend to continue to create value for our tenants and their customers as we add new exhibitors in the home décor and gift industries. We believe this will lead to further occupancy and rental rates increases, on top of the rent growth that is embedded in our current leases in the form of rental rate escalators.

Pursue Additional Revenue Opportunities Consistent with our Business Model

We plan to continue to evaluate expansion, both organically, as we have done in the home décor and gift Markets, and through acquisitions, as in the activities that led to IMC LP’s formation in 2011. We believe there are potential expansion opportunities in certain furnishings verticals, such as housewares, hospitality, office, casual and outdoor furniture industries.

On January 16, 2015, we acquired the C&D Building, a furniture showroom building in High Point, North Carolina with approximately 0.3 million gross square feet, for an aggregate purchase price of $11.3 million (including $0.2 million in cash acquired) funded with available cash on hand. The C&D Building represents the 14th building in our High Point Property further establishing our leadership in the High Point Markets. The acquisition of this building is expected to increase buyer traffic flow among the buidings that comprise the High Point Property.

In addition to our existing Properties, we own 29 acres of undeveloped land adjacent to our Las Vegas Property. This additional land provides us with the strategic opportunity to increase available showroom space in the Las Vegas Markets, which would allow us to enter into additional industry verticals. Finally, we believe there are opportunities to deliver a similar value proposition in select international venues which have yet to establish formalized home furniture, home décor and gift Markets. We believe the opportunity exists to partner with or acquire local operators and developers in these international Markets.

Our Competitive Strengths

We believe the following strengths differentiate us from both other real estate owners and tradeshow operators and position us for sustainable growth as a public company.

Markets Are Essential to the Industries We Serve

The home furniture, home décor and gift manufacturing industries are highly fragmented. For example, we believe there are approximately 5,000 distinct manufacturers of products and approximately 60,000 distinct buyers in the home furniture industry. We believe consolidation among manufacturers in these industries is unlikely given the limited capital requirements, low barriers to entry and the absence of significant economies of scale.

We believe that Markets provide a critical and irreplaceable forum for the home furniture, home décor and gift industries to transact business. Markets are a cost efficient venue offering the convenience of a single, large gathering of industry buyers and sellers thus creating a critical mass for participants to maximize their return on time and investments. Home furniture manufacturers and dealers that participated in Markets in 2010 and that were interviewed for the Stax Survey indicated they generate approximately 75% of their annual revenue from orders received or from interactions at Markets generally. In addition, according to a survey conducted in 2014 by Gift and Decorative Accessories Magazine, gift buyers consider Markets and tradeshows as a very important source of new products. Also, due to the highly tactile nature of the products (buyers typically need to physically assess a product prior to making a purchasing decision), we believe Markets are not at risk of disintermediation from other channels.

We Have a Leadership Position in our Industry

We are the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. This position makes our Markets more efficient for both our tenants and their customers. We own and operate 17 buildings and three exhibition pavilions encompassing 12.1 million gross square feet (10.0 million rentable square feet) of showroom space for the home furniture, home décor and gift industries in High Point and Las Vegas that are strategically located in the Eastern and Western United States. We own 6.7 million gross square feet (5.4 million rentable square feet), or 59%, of the total available gross square feet of showroom space in High Point, which is often referred to as the “Furniture Capital of the World.” Additionally, we believe we own approximately 88% of the highest-quality showroom space in the High Point Markets. We own 5.4 million gross square feet (4.6 million rentable square feet), or 100%, of the total available gross square feet of showroom and exhibition space in the Las Vegas Markets, which offer world-class infrastructure and amenities. The Las Vegas Property was developed at a cost of approximately $860 million.

Tenants recognize Markets as essential to competing in their respective industries, and we own substantially more total square footage and more home furniture-dedicated showroom space than any of our competitors. Our tenants include leaders in their respective industry segments, such as Ashley Furniture, Klaussner Furniture and La-Z-Boy, that utilize our Markets to effectively showcase their products to their industries’ most important buyers, including Mattress Firm, Restoration Hardware, Rooms to Go and Williams Sonoma Home.

Our significant real estate ownership in the High Point Markets and our 100% ownership in the Las Vegas Markets provide us significant flexibility to execute our growth strategy. We believe our High Point Property serves as the center of the home furniture industry and, while the Las Vegas Property was originally built as an alternative to the High Point Markets, we have re-positioned our Las Vegas Property to complement our High Point Property by becoming the premier home furniture market for the Western United States. In addition, we have positioned our Las Vegas Markets as the major home décor and gift Markets in the highly fragmented home décor and gift Markets in the Western United States by relocating home décor and gift industry tenants in a concentrated fashion to create home décor and gift neighborhoods. While many of our tenants maintain a presence in both High Point and Las Vegas, there is limited overlap among the buyers who participate in the Las Vegas Markets and High Point Markets. Approximately 85% of the domestic buyers who attended the Las Vegas Markets in 2014 were from states west of the Mississippi River. In addition, approximately 90% of the home furniture and home décor buyers that attend our Las Vegas Markets are unique versus the High Point Markets, which we believe drives the need for manufacturers to lease space in both Las Vegas and High Point in order to reach a national audience.

Strong Operational Capabilities

Since 2011, we have assembled an experienced senior management team led by our chief executive officer, Robert Maricich, a 39-year veteran of the furnishings and exhibitions industries who maintains strong, long-term relationships with a broad range of our tenants and key industry players. Our remaining senior management team members have significant experience in their respective disciplines, providing us with in-house expertise and resources in lease administration, accounting, financing, acquisitions, marketing, asset and property management, event production and hospitality, and human resources. In addition, we have a 36-person leasing team with deep industry relationships and an average of approximately 17 years of experience across the home furniture, home décor and gift exhibitions industries. Because the operationally intensive nature of hosting Markets, we also employ a 78-person full time operations team, which we supplement during Markets with approximately 1,400 additional temporary workers. Together, this team creates a platform that is highly scalable. See “Management” for further information regarding our executive officers and other key members of management.

Driving attendance of buyers that are relevant to our tenants is a key to our success because our tenants’ success at our Markets is dependent upon buyers visiting their showroom space to purchase their products. We employ a team of 40 professionals who execute comprehensive marketing programs to increase buyer attendance at our Markets. These professionals have established strong relationships with both tenants and buyers. Our marketing efforts also include creating and maintaining a database of past, current and prospective buyers in the United States and abroad. We contact more than 200,000 buyers for our Las Vegas Markets through direct mail, email and personal live outreach from a dedicated call center and have found these strategies work to increase buyer attendance at our Markets. For example, we increased home décor and gift buyer attendance at our Las Vegas Markets by 111% from the Market in January 2012 to our Market in January 2015.

In High Point, a government-funded organization, the High Point Market Authority, is responsible for hosting the High Point Markets and marketing the events to buyers along with on-site market logistics (such as registration, transportation, entertainment and security). We supplement the High Point Market Authority’s marketing efforts with our own comprehensive outreach to buyers to promote our High Point Property and generate a high-value flow of buyers for our tenants. This comprehensive outreach to buyers includes brand building and awareness vehicles such as sponsoring industry-related conferences and events, social media, web-based advertising, advertising in trade publications and direct marketing to buyers. We believe we provide the most comprehensive marketing plan of any landlord in High Point due to our size and resources.

Stable Business Model With Embedded Growth

We typically enter into multi-year leases with our tenants, and such leases generated approximately 83% of our revenue in 2014. Multi-year leases currently in effect have a weighted average term (based on revenue) of approximately 4.5 years. As of December 31, 2014, leases covering approximately 2.0 million square feet, representing 25% of our annualized contract rent, expire within the next 12 months, leases covering approximately 1.2 million square feet, representing 17% of our annualized contract rent, expire between 12 and 24 months, and leases covering approximately 1.8 million square feet, representing 24% of our annualized contract rent, expire between 24 and 36 months. Our multi-year leases generally include annual rental rate increases. Leases currently in effect have a weighted average annual rent escalators of 3.6% on the remaining term. This represents a significant and contracted source of internal revenue growth for us.

Also, our tenants invest their own capital in customizing their showroom rental space and are generally motivated to renew leases upon expiration. For example, tenants, such as Ashley Furniture Industries, Broyhill Furniture Industries, Hooker Furniture and La-Z-Boy have each leased showroom space in buildings that now comprise our Properties for more than 20 years. In 2014, leases representing 29% of our occupied square footage expired or the tenants under them opted for early renewal and 95% of such showroom space was renewed. Our high renewal rate and the significant capital expenditures by our tenants in their showrooms help limit our capital expenditures, which averaged only approximately $2.65 per square foot in 2014.

Approximately 9% of our 2014 revenue was generated from short-term leases (including temporary space). In our Las Vegas Property we offer approximately 0.3 million rentable square feet of space for temporary exhibitors who lease this space on a short-term basis for use during our Markets similar to how space is leased by tradeshow companies. Two of our showroom properties in High Point, containing approximately 0.3 million square feet, feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space pursuant to a longer term lease. We believe this temporary space in Las Vegas and High Point is also regarded by buyers as the best opportunity to see new manufacturers with innovative products, which attracts buyers to our buildings and therefore allows us to command premium rental rates in these areas.

The majority of our cost base is fixed, and expenses are not expected to increase significantly in order to achieve our growth objectives. We achieved an Adjusted EBITDA margin of 48.4% for the three months ended March 31, 2015 and 50.7%, 49.1% and 46.0% for the years ended December 31, 2014, 2013 and 2012, respectively. We believe that our highly scalable cost structure will allow us to continue to generate strong operating results. Adjusted EBITDA margin is not a measure of financial performance under GAAP. For a definition of Adjusted EBITDA margin and a reconciliation of that non-GAAP measure to our GAAP measure for those periods, see “—Summary Consolidated Financial and Other Operating Data.”

We have over 800 distinct permanent tenants, with no single tenant accounting for more than 3% of our rental revenues. Our top five tenants represented approximately 8% of our 2014 permanent rental revenue and our next 15 top tenants represented approximately 11% of such revenue in the same period. Our highly diversified tenant base minimizes our customer concentration risk and provides us with negotiating leverage.

Flexible Capital Provides Opportunities for Disciplined Growth

Upon the completion of this offering after giving effect to the use of proceeds therefrom, we expect to have total outstanding debt of $420.4 million, including $399.4 million under our first lien term loan facility and $21.0 million under our $50 million revolving credit facility. Our first lien term loan facility matures on August 15, 2020 and our revolving credit facility matures on August 15, 2019. Upon the completion of this offering after giving effect to the use of proceeds therefrom, we expect our total debt-to-consolidated EBITDA (as defined under our senior secured credit facilities) to be 5.0x. See “—Refinancing Transactions” and “Use of Proceeds.” As a public company, we plan to utilize multiple sources of capital, which will allow us to pursue opportunistic acquisitions at attractive levels.

Our Portfolio

The following table lists the buildings comprising the High Point Property and the Las Vegas Property. All of the buildings comprising our Properties were acquired as of May 2, 2011, except the Showplace buildings in High Point (Showplace, Showplace West, Hamilton 200, Hamilton 320 and Hamilton 330), which were acquired on July 29, 2011 and the C&D Building, which was acquired on January 16, 2015. We have fee title to each of the individual buildings, except for the Commerce wing of the International Home Furnishings Center in High Point, which is subject to a ground lease as more fully described herein.

Our High Point Property consists of the 14 buildings listed below that are rented to sellers of home furniture and home décor that encompass approximately 6.7 million gross square feet (5.4 million rentable square feet) of showroom and exhibition space. Our Las Vegas Property consists of three buildings (building A, building B and building C) and three exhibition pavilions that encompass approximately 5.4 million gross square feet (4.6 million rentable square feet) of showroom and exhibition space for sellers of products in the home furniture, home décor and gift industries.

Properties	Street Address
High Point, North Carolina
International Home Furnishings Center	209-211 S. Main Street
National Furniture Mart	200 S. Main Street
Furniture Plaza	210 S. Main Street
Plaza Suites	222 S. Main Street
South Main	300 S. Main Street
Historic Market Square	200 W. Commerce Avenue
Market Square Tower	317 W. High Avenue
Market Square Suites	305 W. High Avenue
Hamilton Market	101 N. Hamilton
Showplace	211 E. Commerce Avenue
Hamilton 200	200 N. Hamilton Street
Hamilton 320	320 N. Hamilton Street
Hamilton 330	330 N. Hamilton Street
Commerce & Design	201 W. Commerce Avenue

Las Vegas, Nevada
World Market Center Building A	495 S. Grand Central Parkway
World Market Center Building B	475 S. Grand Central Parkway
World Market Center Building C	455 S. Grand Central Parkway

In addition to the above properties, we also own: (a) the World Market Center garage, which is a free- standing parking structure with 3,600 spaces, (b) the World Market Center pavilions, which is a 350,000 rentable square foot space for temporary exhibitors and other events, and (c) the Showplace West Building, which is an eight story vacant building previously used as commercial office space.

Contract Rent

The following table sets forth the rentable square feet, number of leases, occupancy percentages, annualized contract rent, annualized contract rent per square foot, annualized contract rent net of abatements and annualized contract rent net of abatements per square foot for the permanent showroom space as of March 31, 2015 and December 31, 2014, 2013, 2012 and 2011, individually for each of the three buildings that comprise our Las Vegas Property and for the International Home Furnishings Center, and collectively for each of the other buildings that comprise our High Point Property.

Each of the International Home Furnishings Center (which is part of our High Point Property) and the three buildings that comprise our Las Vegas Property, accounted for more than 10% of our total assets based on book value, or more than 10% of our gross revenues, as of and for the year ended December 31, 2014. The other buildings that are part of our High Point Property (excluding the C&D Building acquired on January 16, 2015) each accounted for less than 10% of our total assets based on book value and less than 10% of our gross revenues for the year ended December 31, 2014.

Because IMC LP was formed in 2011, we have not been able to include additional years.

	RSF, Permanent Space only (1)	Number of Leases	Occupancy Percentage (2)	Annualized Contract Rent (3)	Annualized Contract Rent PSF (1)(3)	Annualized Contract Rent net of Abatements (4)	Annualized Contract Rent PSF net of Abatements (1)(4)
As of March 31, 2015
World Market Center Building A	1,143,914	228	94.9%	$27,819,013	$25.64	$27,572,065	$25.41
World Market Center Building B	1,341,100	215	87.6%	25,213,896	21.47	25,085,832	21.36
World Market Center Building C	1,770,210	314	66.7%	24,088,044	20.39	20,567,688	17.41
International Home Furnishings Center	2,615,115	313	91.2%	40,543,679	17.00	39,959,435	16.75
Other High Point Properties	2,524,330	279	83.9%	30,791,136	14.54	29,366,040	13.87

Total	9,394,669	1,349	84.6%	$148,455,768	$18.69	$142,551,060	$17.95

As of December 31, 2014
World Market Center Building A	1,144,821	235	96.0%	$27,652,956	$25.16	$26,931,696	$24.50
World Market Center Building B	1,341,302	223	87.9%	25,142,808	21.33	24,162,360	20.50
World Market Center Building C	1,605,590	307	74.1%	23,768,364	19.99	20,565,516	17.29
International Home Furnishings Center	2,611,799	296	89.4%	38,660,508	16.55	38,460,264	16.46
Other High Point Properties(5)	2,304,689	236	82.3%	27,935,796	14.73	26,594,436	14.03

Total	9,008,201	1,297	85.5%	$143,160,432	$18.59	$136,714,272	$17.76

As of December 31, 2013
World Market Center Building A	1,150,717	237	92.4%	$27,520,116	$25.87	$26,924,856	$25.31
World Market Center Building B	1,341,531	212	80.5%	23,197,236	21.49	22,416,552	20.76
World Market Center Building C	1,606,024	245	63.3%	20,481,504	20.14	16,677,528	16.40
International Home Furnishings Center	2,612,308	298	91.6%	36,977,892	15.45	36,896,880	15.42
Other High Point Properties(5)	2,261,860	229	82.5%	25,532,784	13.68	25,503,204	13.66

Total	8,972,440	1,221	82.7%	$133,709,532	$18.02	$128,419,020	$17.31

As of December 31, 2012
World Market Center Building A	1,143,952	209	85.2%	$25,554,132	$26.21	$25,205,832	$25.85
World Market Center Building B	1,350,562	161	63.1%	18,971,460	22.25	18,714,216	21.95
World Market Center Building C	1,508,514	133	39.3%	15,072,096	25.45	14,204,256	23.99
International Home Furnishings Center	2,637,586	312	91.2%	35,488,382	14.75	35,480,006	14.74
Other High Point Properties(5)	2,252,219	224	85.3%	25,206,348	13.12	25,059,600	13.05

Total	8,892,833	1,039	75.9%	$120,292,418	$17.83	$118,663,910	$17.58

As of December 31, 2011
World Market Center Building A	1,133,609	152	78.3%	$23,458,632	$26.42	$23,398,560	$26.35
World Market Center Building B	1,343,353	134	60.1%	21,254,532	26.32	21,222,540	26.28
World Market Center Building C	1,649,474	123	46.2%	19,881,768	26.12	19,881,768	26.12
International Home Furnishings Center	2,627,662	306	93.2%	33,731,004	13.78	33,300,132	13.60
Other High Point Properties(5)	2,209,061	195	78.0%	22,600,584	13.11	21,832,788	12.67

Total	8,963,159	910	73.9%	$120,926,520	$18.24	$119,635,788	$18.06

(1)	Represents rentable square feet available for long-term leases and does not include approximately 0.3 million rentable square feet and approximately 0.3 million rentable square feet of showroom space available to temporary users in High Point and Las Vegas, respectively, as of March 31, 2015.
(2)	The Showplace West Building, which is vacant, is not included in the calculation of occupancy.
(3)	Annualized Contract Rent includes base rent plus, where provided for in the underlying leases, reimbursable amounts such as real estate and showroom taxes, insurance and common area maintenance but excluding rent abatements in place as of the dates indicated above.
(4)	Annualized Contract Rent net of Abatements includes base rent plus, where provided for in the underlying leases, reimbursable amounts such as real estate and showroom taxes, insurance and common area maintenance, including rent abatements in place as of the dates indicated above. Annualized rent abatements include the base rent amounts not charged to a tenant.
(5)	Excludes the C&D Building acquired on January 16, 2015.

Lease Distribution

The following table sets forth information relating to the distribution of leases in our portfolio based on rentable square feet as of December 31, 2014, individually for each of the three buildings that comprise our Las Vegas Property and for the International Home Furnishings Center, and collectively for each of the other buildings that comprise our High Point Property.

Square Feet Under Lease	Number of Leases	Percentage of All Leases	Total Leased RSF	Percentage of Total RSF	Annualized Contract Rent(1)	Percentage of Annualized Contract Rent
World Market Center Building A
Available
2,000 or less	49	3.8%	48,977	0.6%	$1,496,464	1.0%
2,001 - 5,000	119	9.2%	379,250	5.0%	10,811,181	7.6%
5,001 - 10,000	47	3.6%	356,203	4.6%	8,812,488	6.2%
10,001 - 15,000	12	0.9%	142,169	1.8%	3,292,459	2.3%
15,001 - 20,000	6	0.5%	128,820	1.7%	2,131,128	1.5%
20,000 - 25,000	2	0.2%	43,832	0.6%	1,109,246	0.8%
Greater than 25,000	—	0.0%	—	0.0%	—	0.0%

World Market Center Building B
Available
2,000 or less	24	1.9%	40,715	0.5%	$874,453	0.6%
2,001 - 5,000	138	10.6%	412,650	5.4%	9,483,515	6.6%
5,001 - 10,000	39	3.0%	259,833	3.4%	5,812,064	4.1%
10,001 - 15,000	7	0.5%	85,456	1.1%	1,615,075	1.1%
15,001 - 20,000	8	0.6%	127,115	1.7%	2,521,261	1.8%
20,000 - 25,000	3	0.2%	65,889	0.9%	907,249	0.6%
Greater than 25,000	4	0.3%	187,150	2.4%	3,929,192	2.7%

World Market Center Building C
Available
2,000 or less	139	10.7%	187,218	2.4%	$3,899,758	2.7%
2,001 - 5,000	116	8.9%	364,781	4.7%	7,179,694	5.0%
5,001 - 10,000	28	2.2%	214,920	2.8%	4,383,878	3.1%
10,001 - 15,000	13	1.0%	158,619	2.1%	2,924,453	2.0%
15,001 - 20,000	7	0.5%	117,189	1.5%	2,507,203	1.8%
20,000 - 25,000	2	0.2%	45,968	0.6%	928,417	0.6%
Greater than 25,000	2	0.2%	100,482	1.3%	1,944,960	1.4%

Square Feet Under Lease	Number of Leases	Percentage of All Leases	Total Leased RSF	Percentage of Total RSF	Annualized Contract Rent(1)	Percentage of Annualized Contract Rent
International Home Furnishings Center
Available
2,000 or less	76	5.9%	99,497	1.3%	$2,891,526	2.0%
2,001 - 5,000	109	8.4%	347,976	4.5%	8,809,127	6.2%
5,001 - 10,000	57	4.4%	397,600	5.2%	7,836,480	5.5%
10,001 - 15,000	18	1.4%	209,762	2.7%	3,619,561	2.5%
15,001 - 20,000	12	0.9%	202,554	2.6%	3,469,219	2.4%
20,000 - 25,000	6	0.5%	132,572	1.7%	2,109,452	1.5%
Greater than 25,000	18	1.4%	945,997	12.3%	9,925,141	6.9%

Other High Point Properties(2)
Available
2,000 or less	89	6.9%	97,259	1.3%	$2,238,916	1.6%
2,001 - 5,000	68	5.2%	226,063	2.9%	4,277,648	3.0%
5,001 - 10,000	26	2.0%	194,046	2.5%	3,196,923	2.2%
10,001 - 15,000	21	1.6%	265,451	3.4%	3,526,067	2.5%
15,001 - 20,000	7	0.5%	124,820	1.6%	2,128,637	1.5%
20,000 - 25,000	7	0.5%	160,722	2.1%	2,503,642	1.7%
Greater than 25,000	18	1.4%	827,840	10.8%	10,063,964	7.0%

(1)	Annualized Contract Rent includes base rent plus, where provided for in the underlying leases, reimbursable amounts such as real estate and showroom taxes, insurance and common area maintenance but excluding rent abatements in place as of the dates indicated above.
(2)	Excludes the C&D Building acquired on January 16, 2015.

Lease Expirations

The following table sets forth a summary schedule of the expirations of leases in place as of December 31, 2014, for the years 2015 through 2024 and thereafter, individually for each of the three buildings that comprise our Las Vegas Property and for the International Home Furnishings Center, and collectively for each of the other buildings that comprise our High Point Property.

The information assumes that tenants do not exercise renewal options or early termination rights.

Year of Lease Expiration	Number of Expiring Leases	Total RSF of Expiring Leases	Annualized Contract Rent(1)	Percentage of Annualized Contract Rent
World Market Center Building A
2015	73	302,467	$7,461,308	5.2%
2016	48	217,473	5,670,404	3.9%
2017	67	327,615	7,686,792	5.3%
2018	26	137,820	3,279,164	2.3%
2019	18	90,927	2,800,311	2.0%
2020	2	14,140	459,260	0.3%
2021	—	—	—	0.0%
2022	1	8,809	295,727	0.2%
2023	—	—	—	0.0%
2024	—	—	—	0.0%
Thereafter	—	—	—	0.0%

Year of Lease Expiration	Number of Expiring Leases	Total RSF of Expiring Leases	Annualized Contract Rent(1)	Percentage of Annualized Contract Rent
World Market Center Building B
2015	75	393,013	$8,207,347	5.7%
2016	58	205,886	4,746,570	3.3%
2017	51	268,927	5,841,969	4.1%
2018	21	223,980	4,405,960	3.1%
2019	14	70,091	1,557,391	1.1%
2020	3	11,111	221,172	0.2%
2021	—	—	—	0.0%
2022	1	5,800	162,400	0.1%
2023	—	—	—	0.0%
2024	—	—	—	0.0%
Thereafter	—	—	—	0.0%
World Market Center Building C
2015	88	397,276	$6,778,062	4.7%
2016	75	226,214	4,738,230	3.3%
2017	49	128,949	2,947,335	2.1%
2018	35	194,597	4,099,711	2.9%
2019	47	167,258	3,947,128	2.8%
2020	8	41,575	606,721	0.4%
2021	5	33,308	651,177	0.5%
2022	—	—	—	0.0%
2023	—	—	—	0.0%
2024	—	—	—	0.0%
Thereafter	—	—	—	0.0%
International Home Furnishings Center
2015	64	409,851	$6,016,978	4.2%
2016	65	400,419	6,790,962	4.7%
2017	72	644,498	10,512,181	7.3%
2018	39	320,282	5,463,143	3.8%
2019	43	291,802	6,269,470	4.4%
2020	6	113,965	1,743,399	1.2%
2021	6	151,523	1,774,068	1.2%
2022	—	—	—	0.0%
2023	—	—	—	0.0%
2024	1	3,618	90,305	0.1%
Thereafter	—	—	—	0.0%
Other High Point Properties(2)
2015	69	503,470	$6,990,247	4.9%
2016	26	114,414	1,878,308	1.3%
2017	60	467,428	6,678,234	4.7%
2018	27	251,003	4,399,316	3.1%
2019	36	228,326	4,309,452	3.0%
2020	10	125,172	1,457,712	1.0%
2021	6	148,821	1,553,497	1.1%
2022	2	57,567	669,029	0.5%
2023	—	—	—	0.0%
2024	—	—	—	0.0%
Thereafter	—	—	—	0.0%

(1)	Annualized Contract Rent includes base rent plus, where provided for in the underlying leases, reimbursable amounts such as real estate and showroom taxes, insurance and common area maintenance but excluding rent abatements in place as of the dates indicated above.
(2)	Excludes the C&D Building acquired on January 16, 2015.

Description of Our Portfolio

Our Properties consist of 17 showroom buildings (including the C&D Building acquired on January 16, 2015) and three exhibition pavilions. Our portfolio collectively comprises 10.0 million rentable square feet of permanent showroom and temporary exhibitor space plus structured and surface parking. Our portfolio also includes 29 acres of adjacent vacant land in Las Vegas. There are no immediate plans for the development of such land or the renovation, improvement or development of any of our Properties. We believe our Properties are generally suitable and adequate for our operations and that our buildings are well maintained and are adequately covered by insurance.

Each of the International Home Furnishings Center (which is part of our High Point Property) and the three buildings that comprise our Las Vegas Property, accounted for more than 10% of our total assets based on book value, or more than 10% of our gross revenues, as of and for the year ended December 31, 2014. The other buildings that are part of our High Point Property (excluding the C&D Building acquired on January 16, 2015) each accounted for less than 10% of our total assets based on book value and less than 10% of our gross revenues for the year ended December 31, 2014.

Set forth below is additional information about our Properties.

High Point Property

International Home Furnishings Center

The International Home Furnishings Center has a diverse mix of tenants, primarily from the home furniture industry, with no tenant leasing 10% or more of such building. The International Home Furnishings Center is encumbered by mortgages securing the senior secured credit facilities, entered into on August 15, 2014.

Real Estate Taxes

For the July 1, 2014 to June 30, 2015 fiscal tax year, the real estate tax rate for the International Home Furnishings Center is $1.43 per $100 of assessed value. The total annual tax for the International Home Furnishings Center at this rate is $2.1 million, based on the taxable assessed value of $144.3 million. Real estate taxes in Guilford County, North Carolina are payable annually in January. There are no special assessments imposed on the International Home Furnishings Center.

Ground Lease—International Home Furnishings Center—Commerce Wing

The Commerce wing of the International Home Furnishings Center in High Point is 692,996 rentable square feet. The Commerce wing is subject to a ground lease with an initial maturity date of May 31, 2023 with three 10-year renewal options and one final 19-year renewal option. The renewal options are automatically exercised unless the lessee delivers prior written notice to lessor of its election not to renew. Our company pays semi-annual rent in the amount of approximately $90,000 which is subject to adjustment every fifth anniversary based on the percentage increase in base rents of the Commerce wing tenants.

Other High Point Property Buildings

The buildings that comprise our High Point Property, other than the International Home Furnishings Center, have a diverse mix of tenants, primarily from the home furniture industry, with no tenant leasing 10% or more of such buildings. Certain of these buildings are encumbered by mortgages securing the senior secured credit facilities, entered into on August 15, 2014.

Real Estate Taxes

For the July 1, 2014 to June 30, 2015 fiscal tax year, the real estate tax rate for the buildings that comprise our High Point Property, other than the International Home Furnishings Center, is $1.43 per $100 of assessed value. The total annual tax for the buildings that comprise our High Point Property, other than the International Home Furnishings Center, at this rate is $2.1 million, based on the taxable assessed value of $143.1 million. Real estate taxes in Guilford County, North Carolina are payable annually in January. There are no special assessments imposed on the buildings that comprise our High Point Property, other than the International Home Furnishings Center.

Las Vegas Property

World Market Center Building A

World Market Center building A has a diverse mix of tenants, primarily from the home furniture industry, with no tenant leasing 10% or more of such building. World Market Center building A is encumbered by mortgages securing the senior secured credit facilities, entered into on August 15, 2014.

Real Estate Taxes

For the July 1, 2014 to June 30, 2015 fiscal tax year, the real estate tax rate for the World Market Center building A is $3.28 per $100 of assessed value. The total annual tax for the World Market Center building A at this rate is $0.8 million based on the taxable assessed value of $25.2 million. Real estate taxes in Clark County, Nevada are payable quarterly in advance. There are no special assessments imposed on World Market Center building A.

World Market Center Building B

World Market Center building B has a diverse mix of tenants, primarily from the home furniture industry, with no tenant leasing 10% or more of such building. World Market Center building B is encumbered by mortgages securing the senior secured credit facilities, entered into on August 15, 2014.

Real Estate Taxes

For the July 1, 2014 to June 30, 2015 fiscal tax year, the real estate tax rate for the World Market Center Building B is $3.28 per $100 of assessed value. The total annual tax for the World Market Center building B at this rate is $1.1 million based on the taxable assessed value of $34.1 million. Real estate taxes in Clark County, Nevada are payable quarterly in advance. There are no special assessments imposed on World Market Center building B.

World Market Center Building C

World Market Center building C has a diverse mix of tenants, primarily from the home décor and gift industries, with no tenant leasing 10% or more of such building. World Market Center building C is encumbered by mortgages securing the senior secured credit facilities, entered into on August 15, 2014.

Real Estate Taxes

For the July 1, 2014 to June 30, 2015 fiscal tax year, the real estate tax rate for the World Market Center building C is $3.28 per $100 of assessed value. The total annual tax for the World Market Center building C at this rate is $1.4 million based on the taxable assessed value of $43.1 million. Real estate taxes in Clark County, Nevada are payable quarterly in advance. There are no special assessments imposed on World Market Center building C.

Depreciation

For federal income tax purposes, we intend to depreciate the real property components of our Properties (other than land) using applicable federal depreciation methods over a useful life of 15 to 39 years.

The following table sets forth as of December 31, 2014, individually for each of the three buildings that comprise our Las Vegas Property and for the International Home Furnishings Center, and collectively for each of the other buildings that comprise our High Point Property and components thereof upon which depreciation is taken, the (i) federal tax basis upon completion of this offering and the formation transactions, (ii) rate, (iii) method and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

(in thousands) Property	Federal Tax Basis as of December 31, 2014	Convention	Method	Life Claimed
World Market Center Building A
Land	$5,670	None	None	None
Buildings	116,575	Mid Month	Straight Line	39 Years
Improvements	2,570	Mid Month	Straight Line	15 Years

Total World Market Center Building A	124,815
World Market Center Building B
Land	4,600	None	None	None
Buildings	107,342	Mid Month	Straight Line	39 Years
Improvements	4,319	Mid Month	Straight Line	15 Years

Total World Market Center Building B	116,261
World Market Center Building C
Land	5,734	None	None	None
Buildings	180,926	Mid Month	Straight Line	39 Years
Improvements	9,287	Mid Month	Straight Line	15 Years

Total World Market Center Building C	195,947

Total Las Vegas	437,023
International Home Furnishings Center
Land	2,704	None	None	None
Buildings	82,184	Mid Month	Straight Line	39 Years
Improvements	18,362	Mid Month	Straight Line	15 Years

Total International Home Furnishings Center	103,250
Other High Point Properties(1)
Land	22,176	None	None	None
Buildings	152,924	Mid Month	Straight Line	39 Years
Improvements	131	Mid Month	Straight Line	15 Years

Total Other High Point Properties	175,231

Total High Point	278,481

Consolidated Total	$715,504

(1)	Excludes the C&D Building acquired on January 16, 2015.

In addition, as of December 31, 2014, we had an aggregate of approximately $52.6 million in additional tax basis of depreciable land, buildings and improvements associated with the three exhibition pavilions, free-standing garage and 29 acres of undeveloped land at our Las Vegas Property and approximately $21.6 million in additional tax basis of depreciable furniture, fixtures and equipment associated with our Properties. Depreciation on the furniture, fixtures and equipment is computed on the double declining balance methods over the claimed life of such property, which is generally seven years.

Historical Capital Expenditures

The following table sets forth certain information regarding historical recurring capital expenditures (including tenant improvements and leasing commissions) at our Properties.

	Three Months Ended March 31, 2015	Years Ended December 31,
(in thousands, except per square foot data)		2014(1)	2013(1)	2012(1)
Recurring capital expenditures	$3,566	$10,564	$12,708	$7,096
Rentable square feet (perm space only) at period end	9,395	9,008	8,972	8,893
Recurring capital expenditures per square foot	$0.38	$1.17	$1.42	$0.80

(1)	Excludes the C&D Building acquired on January 16, 2015.

Regulation

General

Showroom properties in our submarkets are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that each of properties has the necessary permits and approvals to operate its business.

Environmental Matters

We are subject to federal, state and local laws, statutes, ordinances and regulations relating to pollution, the protection of the environment and human health and safety. These environmental laws govern, among other things, the management and disposal of hazardous materials, emissions to air and discharges to water, the operation and removal of underground and aboveground storage tanks, the presence of toxic building materials, the cleanup of contaminated sites and health and safety matters. Under certain federal, state and local laws, statutes, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances or petroleum product releases at a property and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property or disposed of by us or our tenants, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not we knew of, or were responsible for, the presence of these hazardous or toxic substances. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such property or to borrow using such property as collateral. We may not be in compliance with all environmental, health, and human safety laws and regulations, but we do not expect any such noncompliance to have a material adverse effect on our company. Additionally, as an owner or operator of property and in connection with the current and historical use of hazardous materials and other operations at our sites, we could incur significant costs, including fines, penalties and other sanctions, cleanup costs and costs relating to third-party claims for property damages or personal injuries, as a result of violations of or liabilities under environmental laws.

Some of our properties contain or have contained tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been used or are used for similar commercial or industrial purposes. As a result and as discussed below, some of the properties have been or may be impacted by contamination arising from releases of such hazardous or toxic substances or petroleum products. If we deem it appropriate in the future, we may take steps to address identified contamination or mitigate risks associated with such contamination or we may be required to do so by a governmental authority. As a result, we could potentially incur material liability.

The Properties have been subjected to Phase I Environmental Site Assessments to identify conditions that could pose potential environmental liabilities. These assessments identified such conditions at some of our properties, primarily relating to petroleum compounds identified in soil and/or groundwater. There is also asbestos-containing material at some of our buildings. The assessments are limited in scope and may have failed to identify all material environmental conditions that may exist with respect to any of the properties or accurately assess whether we will incur material environmental liabilities in the future. A prior owner or operator of, or historic operations at, the properties may have created a material environmental condition that we are liable for and which is unknown to us or the independent environmental consultants when the site assessments were prepared or may arise in the future, and future laws, ordinances or regulations may impose additional material environmental liability. We also may have or may acquire or develop buildings in the future with unknown environmental conditions from historical operations. We may have remedial obligations at our Properties, but we do not expect that these remedial obligations will have a material adverse effect on our company.

Our operations may also require us to obtain permits and other governmental approvals, develop response plans, submit chemical inventory reports, and maintain certain records in connection with the use of our generators or other operations. These requirements could restrict our operations. In addition, we could incur significant costs complying with environmental laws or regulations that are promulgated in the future, as well as significant fines and penalties for any instances of noncompliance with such laws or regulations.

Insurance

We carry commercial liability, property, earthquake, flood and rental loss insurance covering all of the buildings. We select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, our Properties are currently, and upon completion of this offering will be, adequately insured. We do not carry insurance for generally uninsurable losses such as loss from war. See “Risk Factors—Risks Related to Our Business and Operations.”

Competition

We face competition in the leasing of home furniture, home décor and gift showroom space. We compete on the basis of location, rental rates, Market experience, occupancy rate and other factors. We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries generally have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home & Gift Market at the Dallas Market Center and NY NOW are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo, Mississippi operates purely as a home furniture Market and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provides outdoor and casual furnishings. Within this context, our Markets compete with different events and locations depending on the product category. We also face competition from small regional market centers and tradeshows.

The High Point Market has hosted home furniture showrooms for over 100 years. It is generally considered to be fully developed and we believe that the existing rental rates do not justify development of new furniture showroom properties. Consequently, there has been a dearth of new multi-tenant showroom properties built in the past decade in High Point, with development generally limited to relatively few owner-user and build-to-suit developments.

In Las Vegas, we believe that due to the high cost of land, rental rates currently do not justify development of new showroom properties. Consequently, there have been no new multi-tenant showroom properties built since our Las Vegas Property was developed. The trend of off-shoring domestic manufacturing to Asia fuels the Las Vegas Market’s tenant demand as Asian produced products pass through the Los Angeles-area ports and require regional showrooms to access the U.S. markets.

Employees

As of March 31, 2015, we employed approximately 206 full time employees, including two leasing officers and 34 leasing agents and sales support employees, 35 Market operations’ employees, 43 building and facilities’ employees, 40 marketing employees and 52 human resources, information technology, finance, legal, accounting employees and others. None of these employees is represented by a labor union. We consider our employee relations to be good.

Offices

We are dual headquartered in Las Vegas, Nevada and High Point, North Carolina.

Legal Proceedings

From time to time, we are subject to claims and administrative proceedings in the ordinary course of our business. We are not a party, as plaintiffs or defendants, to any legal proceedings, which would be expected to have, individually or in the aggregate, a material adverse effect on our business, financial condition and results of operations, liquidity and cash flows.

MANAGEMENT

Executive Officers, Key Members of Management and Directors

Upon completion of this offering, our board of directors will consist of nine members. Pursuant to our charter and bylaws, each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until such director’s successor is duly elected and qualifies. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Election and Removal of Directors.” The first annual meeting of our stockholders after this offering will be held in 2016. Subject to any employment agreements, officers serve at the pleasure of our board of directors.

Below is a list of names, ages and a brief account of the business experience as of March 31, 2015, of the individuals we expect to be our executive officers, key members of management and directors upon completion of this offering.

Name	Age	Position
Executive Officers:
Robert J. Maricich	64	Chairman, Chief Executive Officer and President
William F. Lacey	58	Chief Financial Officer
Scott Eckman	42	Executive Vice President, Marketing and Furniture Leasing
Kim Rieck	62	General Counsel and Secretary

Key Members of Management:
Dorothy Belshaw	49	President of Gift and Home Décor Leasing
Pedro Zapata	42	Chief Operating Officer
Carolyn Conley	50	Senior Vice President of Human Resources

Directors:
Ryan Cotton	36	Director Nominee
Manish Desai	36	Director Nominee
Scott Graves	44	Director Nominee
James P. Hoffmann*	54	Director Nominee
Philip Loughlin	47	Director Nominee
Kimberly McCaslin	43	Director Nominee
Eric S. Rangen*	58	Director Nominee
Kaj Vazales	36	Director Nominee

*	We expect our board of directors to determine that this director is independent for purposes of the NYSE corporate governance listing standards for audit committee membership.

Mr. Robert J. Maricich, Chairman, Chief Executive Officer and President

Mr. Maricich has served as chairman, chief executive officer and president of IMC LP since May 2011. He has served as director, chief executive officer and president of our company since its formation in 2014 and prior to the completion of this offering will be appointed as chairman of our board of directors. Before joining IMC LP, Mr. Maricich served as executive officer and president of World Market Center Venture, LLC from January 2008 to May 2011 where he oversaw the trade complex’s ongoing expansion in the home furniture and home décor Markets in the western United States. World Market Center Venture, LLC entered into receivership in early 2011 although it had been in financial distress prior to Mr. Maricich’s employment as a result of the economic impact of the 2007 and 2008 recession. World Market Center Venture, LLC was one of the entities acquired by IMC LP in 2011. See “Prospectus Summary—Formation in 2011.” Prior to World Market Center Venture, LLC, Mr. Maricich held various leadership positions at Century Industries, Inc. from 1996 to 2007, including seven years as president and chief executive officer and three years as senior vice president. Prior to joining Century Industries, Inc., Mr. Maricich was president of two operating companies of LADD Furniture Co.

Inc., American Drew and American of Martinsville, from 1990 to 1996. He currently serves as a director and a member of the audit committee and the nominating and compensation committee of Flexsteel Industries, Inc., a designer, manufacturer, importer, and marketer of upholstered and wood furniture. Mr. Maricich received a bachelor’s degree in civil engineering from Montana State University-Bozeman. Mr. Maricich’s position as our president and chief executive officer allows him to advise the board of directors on management’s perspective over a full range of issues affecting our company.

Mr. William F. Lacey, Chief Financial Officer

Mr. Lacey has served as chief financial officer of IMC LP since November 2013. Prior to joining our company, he served as executive vice president and chief financial officer of GSE Holding, Inc. (“GSE”) from August 2011 to January 2013. At GSE Mr. Lacey implemented a global enterprise resource planning and business intelligence system, completed an initial public offering and amended GSE’s debt agreements, among other accomplishments. Before joining GSE, Mr. Lacey was the senior vice president and chief financial officer of Animal Health International, Inc. (“AHII”) from August 2003 to June 2011, where he completed seven acquisitions, conducted two successful sales of AHII and completed an initial public offering. From 2000 to 2003, Mr. Lacey was vice president and chief financial officer of Rawlings Sporting Goods Company, Inc. Prior to that, he served as vice president and chief financial officer of Collins Signs, Inc. from 1999 to 2000. Mr. Lacey served as chief financial officer of Pak-Lite, Inc. from 1997 to 1999. Prior to that, Mr. Lacey held various leadership roles at Diversified Products Corporation and its successor RDM Sports Group, Inc., including chief financial officer. Mr. Lacey received bachelor’s degrees in commerce, business administration and accounting from University of Alabama.

Mr. Scott Eckman, Executive Vice President, Marketing and Furniture Leasing

Mr. Eckman has served as chief marketing officer and chief strategy officer of IMC LP since March 2012 and was recently promoted to executive vice president, marketing and furniture leasing of IMC LP effective January 1, 2015. Before joining IMC LP, he served at GMAC Insurance Holdings, Inc. (“GMAC”), holding the position of chief marketing officer and executive management committee member from 2008 to March 2012 and senior vice president and general manager from June 2010 to March 2012. At GMAC, he was responsible for the sales and marketing activities of GMAC’s Affinity business, corporate marketing and strategy efforts and GMAC’s over 100 person inbound sales call center. Prior to joining GMAC, Mr. Eckman was general manager and senior director of Georgia-Pacific LLC’s North American commercial wiper business from 2004 to 2007. Prior to this, Mr. Eckman worked as a management consultant and project leader at the Boston Consulting Group, specializing in consumer goods with focus in sales and marketing from 2001 to 2004. Mr. Eckman received a bachelor’s degree in psychology from Louisiana State University, a master’s degree in experimental psychology from the College of William and Mary and a master’s degree in business administration from Harvard Business School.

Mr. Kim Rieck, General Counsel and Secretary

Mr. Rieck has served as general counsel and secretary of IMC LP since April 2012. Prior to that, he served as senior vice president, general counsel and secretary of Glimcher Realty Trust (“Glimcher”), a NYSE-listed REIT, from February, 2007 through December 2011. Prior to joining Glimcher, he served from 1999 through January, 2007 as outside counsel to Glimcher and other major real estate firms during his tenure with Squire, Sanders, and Dempsey, L.L.P., a large law firm providing legal services worldwide. From 1996 until 1999, he served as of counsel with Huprich Conn & Krasnove, a boutique law firm focused on the shopping center industry. He was senior vice president, general counsel and secretary to DeBartolo Realty Corporation, a NYSE-listed REIT, from 1993 through 1996 and spent 16 years in various legal positions with DeBartolo and its predecessor company. Mr. Rieck has extensive background in the fields of corporate real estate and finance, retail mergers and acquisitions and securities law compliance. Mr. Rieck received a bachelor’s degree from Case Western Reserve University and a juris doctorate degree from The Ohio State University College of Law.

Ms. Dorothy Belshaw, President of Gift and Home Décor Leasing

Ms. Belshaw has served as the president of gift and home décor leasing of IMC LP since March 2012. Prior to joining IMC LP, she served at George Little Management, LLC (“GLM”) from April 1992 to April 2012, holding the position of executive vice president from 2005 to February 2012, where she oversaw sales, marketing and management of the New York International Gift Fair® and oversaw buyer registration and customer service for all GLM shows. Prior to that, Ms. Belshaw was the director of corporate and foundation giving at Hamilton College from 1988 to 1992. Ms. Belshaw is currently a member of the International Association of Exhibitions and Events, the American Society of Association Executives, The Gift & Home Trade Association and the Accessories Resource Team. Ms. Belshaw received a bachelor’s degree in English from Hamilton College.

Mr. Pedro Zapata, Chief Operating Officer

Mr. Zapata has served as the chief operating officer of IMC LP since April 2012. Prior to joining IMC LP, Mr. Zapata was vice president of operations at Prometheus Real Estate Group (“Prometheus Group”) from April 2009 to May 2012, where he was responsible for the financial, operational and overall business results of Prometheus Group’s portfolio of high-end multifamily properties. Prior to that, he served as vice president of operations for Exclusive Resorts LLC from 2003 to 2009. From 1995 to 2003, Mr. Zapata held various operations and management positions at luxury hotel chains including Trump International, Bentley Group, Four Seasons Hotels and Ritz-Carlton. Mr. Zapata is a member of the board of California Apartment Association and Housing Industry Foundation in California. Mr. Zapata received a bachelor’s degree in business administration with an emphasis in international affairs from Universidad Catolica in Lima, Peru.

Ms. Carolyn Conley, Senior Vice President of Human Resources

Ms. Conley has served as the senior vice president of human resources of IMC LP since November 2010. Prior to joining IMC LP, she founded and managed CRC Executive Human Resources Consulting from April 2003 to November 2010 where she provided organizational development, workforce analysis and executive coaching for hospitality and gaming companies such as Cosmopolitan Resort, Tropicana Entertainment LLC and Mandarin Oriental. Prior to that, Ms. Conley was corporate vice president of human resources at Ameristar Casinos, Inc. from 2000 to 2003. She was vice president of human resources at Desert Inn Hotel and Casino from 1998 to 2000 and was assistant vice president of human resources and security at Players Island Casino from 1995 to 1998. Prior to that, Ms. Conley was employment manager at Luxor Hotel and Casino from 1993 to 1995.

Mr. Ryan Cotton, Director Nominee

Mr. Cotton has served as a director of IMC LP since 2011 and will be appointed to our board of directors prior to the completion of this offering. He joined Bain Capital in 2003, and is currently a managing director responsible for the firm’s investment activities in the consumer, retail, real estate, travel and leisure and hospitality industries. He is a director at Apple Leisure Group, TOMS Shoes Holdings, LLC, and Canada Goose, Inc. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton received a bachelor’s degree in philosophy from Princeton University and a master’s degree in business administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

Mr. Manish Desai, Director Nominee

Mr. Desai has served as a director of IMC LP since 2011 and will be appointed to our board of directors prior to the completion of this offering. He joined Oaktree in 2004 and is currently a managing director involved in the investment and management of Oaktree’s real estate funds. His responsibilities at Oaktree include acquisitions, dispositions, financings/re-financings, asset management, development and redevelopment of all property types, with a primary focus on corporate transactions. Prior to joining Oaktree, Mr. Desai served as an analyst for Morgan Stanley Realty and Morgan Stanley Real Estate Funds, where he was involved in the spin-off and restructuring of Fairmont Hotels and the evaluation of numerous properties and portfolios for acquisition. Mr. Desai currently serves as a director and member of the audit committee for STORE Capital, LLC, another REIT. He received a bachelor’s degree in public policy with a secondary major in economics from Stanford University. Mr. Desai brings to the board 13 years of real estate industry experience, including underwriting, managing, re-positioning and disposing of office and retail assets which are directly applicable to our business.

Mr. Scott Graves, Director Nominee

Mr. Graves has served as a director of IMC LP since 2011 and will be appointed to our board of directors prior to the completion of this offering. He joined Oaktree in 2001 and is currently a managing director and head of credit strategies at Oaktree, where he oversees the multi-strategy credit, U.S. senior loan, European senior loan, mezzanine finance, strategic credit and emerging market total return strategies. He is also active in corporate management matters for the firm and is responsible for Oaktree’s corporate and strategic development efforts. Since joining the firm in 2001 and through to 2013, Mr. Graves served as an investment professional in the distressed opportunities, value opportunities and strategic credit strategies, where he was most recently a co-portfolio manager and contributed to the analysis, portfolio construction and management of the investment funds. Prior to joining Oaktree, he served as a principal in William E. Simon & Sons’ private equity group from 1998 to 2001, where he was responsible for sourcing, structuring, executing and managing corporate leveraged buyouts and growth capital investments. Before this, Mr. Graves worked at Merrill Lynch & Company in the mergers and acquisitions group, where he focused on leveraged buy-out situations and the valuation of public and private companies. Prior thereto, Mr. Graves worked at Price Waterhouse LLP in the audit business services division. Mr. Graves currently serves as a director at Mobilitie, LLC, Aleris Corporation, Aleris International, Inc., National Industrial, R&R Ice Cream, Inc. and Roncadin Foods. He received a bachelor’s degree in history from the University of California at Los Angeles and a master’s degree in business administration in entrepreneurial finance from the Wharton School at the University of Pennsylvania. Mr. Graves is also a certified public accountant (inactive). Mr. Graves brings to the board of directors experience in accounting, finance, general business operations and private and public company board experiences including experience in the role of audit and compensation committee chair.

Mr. James P. Hoffmann, Director Nominee

Mr. Hoffmann will be appointed to our board of directors upon the completion of this offering. Mr. Hoffmann is a former partner and senior vice president of Wellington Management Company LLP, where he served as the firm’s global REIT analyst and portfolio manager, as well as on numerous internal management oversight committees, from 1997 to 2012. Prior to that, Mr. Hoffmann held analyst positions at Everen Securities, Inc., LaSalle Street Capital Management and Eastdil Realty, Inc. since 1986, and gained extensive experience covering REITs and other real estate portfolios across all property sectors. He also served as senior investment officer, real estate, at the Washington State Investment Board from 1992 to 1994. Mr. Hoffmann currently serves as a director of HCP, Inc., an S&P 500 company that invests primarily in real estate serving the healthcare industry in the United States. Mr. Hoffmann received a bachelor’s degree in economics and a master’s degree in real estate appraisal and investment analysis from the University of Wisconsin. Mr. Hoffmann brings to our board of directors more than 30 years of experience in real estate investment analysis, as well as a comprehensive understanding of the global real estate investment industry and relevant experience as a public company director.

Mr. Philip Loughlin, Director Nominee

Mr. Loughlin has served as a director of IMC LP since 2011 and will be appointed to our board of directors prior to the completion of this offering. He joined Bain Capital in 1996 and is currently a managing director leading the business and financial services industry vertical in North America. Prior to joining Bain Capital,

Mr. Loughlin served as executive advisor to the president of Eagle Snack, Inc. from 1995 to 1996. Prior to that, he served as a product manager at Norton Company from 1994 to 1995. Mr. Loughlin also worked as a consultant at Bain & Company from 1989 to 1992. Mr. Loughlin serves on the boards of directors of Apple Leisure Group and SquareTrade, Inc. and is a former director of AMC Entertainment, Inc., Bloomin’ Brands, Inc. and WorldPay, Ltd. He received a bachelor’s degree in economics and environmental studies from Dartmouth College and a master’s degree in business administration from Harvard Business School. Mr. Loughlin provides strong finance, marketing and general business operations skills to our board of directors and valuable experience gained from previous and current board service.

Ms. Kimberly McCaslin, Director Nominee

Ms. McCaslin will be appointed to our board of directors prior to the completion of this offering. Ms. McCaslin is an operating partner at Bain Capital. Ms. McCaslin joined Bain Capital in 2006. Prior to joining Bain Capital, Ms. McCaslin was a vice president, mergers and acquisitions and corporate development at Capital One Financial. Prior to Capital One Financial, Ms. McCaslin was a principal at Mercer Management Consulting, where she advised companies across a variety of industries. She started her career at Accenture, focusing primarily on business process redesign and financial systems development. Ms. McCaslin received a bachelor’s degree from Wake Forest University and a master’s in business administration from The Kellogg School of Management at Northwestern University. Ms. McCaslin provides strong operational skills to our board of directors and broad experience in advising businesses.

Mr. Eric S. Rangen, Director Nominee

Mr. Rangen will be appointed to our board of directors upon the completion of this offering. Mr. Rangen has been the senior vice president and chief accounting officer of UnitedHealth Group, a public diversified health and well-being company, since 2006. From 2001 to 2006, he was the executive vice president and chief financial officer of Alliant Techsystems Inc., a public advanced weapons and space systems company. Prior to that, he was a partner at Deloitte & Touche LLP from 1994 to 2001, where he had been serving as an accountant since 1983. Mr. Rangen currently serves as a director and chairman of the audit committee of Flexsteel Industries, Inc., a designer, manufacturer, importer and marketer of upholstered and wood furniture, and is a former director of Global Defense Technology & Systems, Inc. (now Sotera Defense Solutions), a national security technology company. Mr. Rangen received a bachelor’s degree in business administration from the University of Minnesota and is a certified public accountant. Mr. Rangen provides strong finance and accounting, general management and human resources skills to our board of directors and brings extensive experience as a public company director.

Mr. Kaj Vazales, Director Nominee

Mr. Vazales has served as a director of IMC LP since 2011 and will be appointed to our board of directors prior to the completion of this offering. He joined Oaktree in 2007 and is currently a managing director and a member of the distressed and value opportunities team. Prior to joining Oaktree, Mr. Vazales served as an analyst in the financial restructuring group at Houlihan Lokey Howard & Zukin Capital, Inc. He currently serves as a director of Pulse Electronics Corporation. Mr. Vazales received a bachelor’s degree in economics from Harvard University. Mr. Vazales brings to the board detailed knowledge of our operations and structure and significant experience advising and making investments in companies across several industries, including the real estate and furniture industries.

There are no family relationships among any of our directors or executive officers.

Our Corporate Governance

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance include:

•	our board of directors is not classified and each of our directors is subject to re-election annually;

•	we will have independent director representation on our audit committee and our compensation committee immediately at the time of the offering, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we will opt out of the Maryland control share acquisition statute, as discussed under “Material Provisions of Maryland Law and Our Charter and Bylaws—Control Share Acquisitions; and

•	we do not have a stockholder rights plan.

Composition of the Board of Directors after this Offering

Following the completion of this offering, we expect that additional, independent directors will be elected to our board of directors.

Upon completion of this offering, our charter and bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors, but may not be more than 15 or fewer than the minimum number permitted by Maryland law, which is one. So long as the stockholders’ agreement remains in effect, we will agree to nominate individuals designated by the Sponsors for election as our directors as specified in our stockholders’ agreement and the Sponsors must consent to any change to the number of our directors so long as such Sponsor is individually entitled to designate at least one director pursuant to the stockholders’ agreement. Each director will serve until our next annual meeting of stockholders and until his or her successor is duly elected and qualifies or until the director’s earlier death, resignation or removal. For a description of our board of directors and the Sponsors’ right to require us to nominate their designees, see “Material Provisions of Maryland Law and Our Charter and Bylaws—Election and Removal of Directors” and “Certain Relationships and Related Person Transactions—Stockholders’ Agreement.”

Background and Experience of Directors

Subject to the stockholders’ agreement, when considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors will focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Controlled Company Exception

After the completion of this offering, IMC LP will continue to control a majority of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group (as defined by section 13(d)(3) of the Exchange Act, including partnerships and limited partnerships) or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, we intend to utilize these exemptions. As a result, following this offering, the majority of our directors will not be required to be independent and we will not be required to have a nominating and corporate governance committee or a compensation committee that is comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continue to be listed on the NYSE, we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the NYSE rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on the NYSE, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board Committees

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to the controlled company exemption, the composition of each committee will need to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time. Upon the consummation of this offering, we expect our audit committee to include at least two independent directors. Our bylaws will define “independent director” by reference to the rules, regulations and listing qualifications of the NYSE, which generally deem a director to be independent if the director has no relationship to us that may interfere with the exercise of the director’s independence from management and our company.

Audit Committee. The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditor and the performance of our internal audit function and independent auditors. The audit committee will select, assist and meet with the independent auditor, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the report that federal securities laws require be included in our annual proxy statement. Mr. Rangen will be chair and Ms. McCaslin and Messrs. Desai and Hoffmann will be members of the audit committee. Upon consummation of this offering, we expect that at least two members will qualify as independent directors under NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Mr. Rangen satisfies the requirement of an “audit committee financial expert” as defined by the SEC.

Compensation Committee. The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our board of directors regarding our compensation and stock incentive plans, produce an annual report on executive compensation for inclusion in our proxy statement and publish an annual committee report for our stockholders. Mr. Cotton will be chair and Messrs. Hoffmann and Vazales will be members of the compensation committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee will develop and recommend to our board of directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluate our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors and recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders. Mr. Vazales will be chair and Mr. Loughlin will be a member of the nominating and corporate governance committee.

Our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Compensation of Directors

From our formation, we have not paid any compensation to any member of our board of directors for service as a director. Upon completion of this offering, each of our directors who is not an employee of our company, our subsidiaries or the Sponsors will receive an annual retainer of $50,000 for services as a director. Directors who are not employees of our company, our subsidiaries or the Sponsors, who serve as the chair of one of our committees will receive an additional annual retainer of $15,000, and other directors who are not employees of our company, our subsidiaries or the Sponsors, who serve on our audit, compensation and/or nominating and corporate governance committees will receive an additional annual retainer of $5,000 for serving on such committee. Directors who are employees of our company, our subsidiaries or the Sponsors do not receive compensation for their services as directors. Our 2015 Incentive Plan will provide for formula grants to directors who are not employees of our company, our subsidiaries or the Sponsors. In connection with the consummation of our initial public offering, each of our initial directors who are not employees of our company, our subsidiaries or the Sponsors, will be awarded approximately 4,918 restricted stock units that will vest on the first anniversary of the consummation of this offering, subject to the recipient continuously providing services to us through such date. The specific amount of restricted stock units to be granted will be based on the initial public offering price. The estimated amount of restricted stock units provided herein assumes an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase in the assumed initial public offering price of $13.00 per share, would decrease the number of restricted stock units granted to each such director by 351 restricted stock units, and a $1.00 decrease, would increase the aggregate number of restricted stock units granted to each such director by 410 restricted stock units.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) a final judgment based upon a finding that his or her action or failure to act was the result of active and deliberate dishonesty by the director or officer and was material to the cause of action adjudicated. Our charter will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party or witness by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter will authorize us to obligate ourselves, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity. Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Effective upon completion of this offering, we will enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law. See “Certain Relationships and Related Party Transactions—Indemnification Agreements.”

In addition, the limited partnership agreement of the Operating Partnership provides that we, our directors, officers and employees, IMC OP GP, LLC as general partner, and its trustees, officers and employees, employees of our Operating Partnership and any other persons whom the general partner may designate are indemnified to the fullest extent permitted by law, but that the Operating Partnership shall not indemnify any indemnitee for any liability (i) if the act or omission of the indemnitee was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) in the case of any criminal proceeding, if the indemnitee had reasonable cause to believe that the act or omission was unlawful; or (iii) for any transaction for which such indemnitee actually received an improper personal benefit in violation or breach of any provision of this agreement; and provided, further, that no payments may be made to indemnify or advance expenses to any indemnitee (x) arising from an action or proceeding initiated by the indemnitee (other than to enforce such indemnitee’s rights to indemnification or advance of expenses) or (y) with respect to any claim as to which the indemnitee is found to be liable to the Operating Partnership.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Committee Interlocks and Insider Participation

Upon the closing of this offering, we do not expect any compensation committee interlocks and none of our employees will participate on the compensation committee.

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance goals. These targets and goals should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation of Named Executive Officers

Because we had not conducted business before the completion of the Restructuring Transactions, we are still determining the elements and material components of our executive compensation program. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. We are continuing to formulate our compensation philosophy and its appropriate components and levels and, accordingly, actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

The Summary Compensation table sets forth the compensation paid in fiscal year 2014 to our named executive officers. For information regarding our named executive officers’ compensation for 2015, see “—Employment Agreements.”

Our named executive officers for 2014 are:

•	Robert J. Maricich, chief executive officer and president;

•	William F. Lacey, chief financial officer; and

•	Scott Eckman, executive vice president, marketing and furniture leasing.

Summary Compensation Table(1)

Name and Principal Position	Year	Salary($)	Bonus($)	All Other Compensation(2) ($)	Total($)
Robert J. Maricich, chief executive officer and president	2014	1,100,000	640,900	42,667	1,783,567
William F. Lacey, chief financial officer	2014	325,000	230,819	43,211	599,030
Scott Eckman, executive vice president, marketing and furniture leasing	2014	350,000	205,276	39,370	594,646

(1)	The Summary Compensation table reflects actual compensation received by our named executive officers. The compensation levels of our named executive officers for 2015 will not remain at the same level as set forth in the table with respect to 2014. See “—Employment Agreements.”
(2)	All Other Compensation is itemized in the table set forth below.

Name	Year	401(k) Company Match ($)(a)	HSA Company Contribution ($)(b)	Reportable Perquisites ($)(c)	Total ($)
Robert J. Maricich	2014	10,038	3,000	29,629	42,667
William F. Lacey	2014	12,500	—	30,711	43,211
Scott Eckman	2014	12,500	3,000	23,870	39,370

(a)	Amounts represent the annual 401(k) plan company contribution.

(b)	Amounts represent the annual health savings account company contribution.
(c)	Amounts include (i) professional membership dues of $1,756, $1,627 and $2,870 for Messrs. Maricich, Lacey and Eckman, respectively, (ii) payments for apartments used while travelling to the company’s executive offices in High Point and Las Vegas equivalent to $27,873 and $21,000 for Messrs. Maricich and Eckman, respectively, and (iii) temporary housing and relocation expenses for Mr. Lacey equal to $29,084.

Base Salaries

Our named executive officers earn annualized base salaries that are commensurate with their positions and provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. For information regarding base salaries for 2015, see “—Employment Agreements.”

Cash Bonuses

Our named executive officers are eligible to earn annual bonuses based on the attainment of specified performance objectives to be established by our compensation committee. Eligibility to receive these cash bonuses is expected to incentivize our named executive officers to strive to attain company and/or individual performance goals that further our interests and the interests of our stockholders. The applicable terms and conditions of the cash bonuses will be determined by our compensation committee. For information regarding bonuses for 2015, see “—Employment Agreements.”

Equity Compensation

In connection with this offering, we expect to adopt the 2015 Incentive Plan. The 2015 Incentive Plan is expected to provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2015 Incentive Plan. The purpose of the 2015 Incentive Plan will be to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2015 Incentive Plan. For further information about the 2015 Incentive Plan, we refer you to the complete copy of the 2015 Incentive Plan, which is attached as an exhibit to the registration statement, of which this prospectus is a part.

Administration. The 2015 Incentive Plan will be administered by the compensation committee of our board of directors. Among the compensation committee’s powers will include determining the form, amount and other terms and conditions of awards; clarifying, construing or resolving any ambiguity in any provision of the 2015 Incentive Plan or any award agreement; amending the terms of outstanding awards; and adopting such rules, forms, instruments and guidelines for administering the 2015 Incentive Plan as it deems necessary or proper. The compensation committee will have authority to administer and interpret the 2015 Incentive Plan, to grant discretionary awards under the 2015 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2015 Incentive Plan and the awards thereunder as the compensation committee deems necessary or desirable and to delegate authority under the 2015 Incentive Plan to our executive officers.

Available Shares. The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2015 Incentive Plan or with respect to which awards may be granted may not exceed 3,500,000 shares. The number of shares available for issuance under the 2015 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2015 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2015 Incentive Plan.

The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2015 Incentive Plan during any fiscal year to any eligible individual will be 1,750,000 shares (per type of award). The total number of shares of our common stock with respect to all awards that may be granted under the 2015 Incentive Plan during any fiscal year to any eligible individual will be 1,750,000 shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2015 Incentive Plan during any fiscal year to any eligible individual will be 1,750,000 shares. The maximum value of a cash payment made under a performance award which may be granted under the 2015 Incentive Plan during any fiscal year to any eligible individual will be $6,000,000. The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards) may not exceed $500,000.

Eligibility for Participation. Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2015 Incentive Plan.

Award Agreement. Awards granted under the 2015 Incentive Plan will be evidenced by award agreements, which will not need to be identical, that will provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the compensation committee.

Stock Options. The compensation committee may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The compensation committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the compensation committee at grant and the exercisability of such options may be accelerated by the compensation committee.

Stock Appreciation Rights. The compensation committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the compensation committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The compensation committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2015 Incentive Plan, or such other event as the compensation committee may designate at the time of grant or thereafter.

Restricted Stock. The compensation committee may award shares of restricted stock. Except as otherwise provided by the compensation committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The compensation committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock will be required to enter into a restricted stock agreement with us that will state the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the compensation committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria discussed in general below.

Other Stock-Based Awards. The compensation committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2015 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The compensation committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Internal Revenue Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria discussed in general below.

Other Cash-Based Awards. The compensation committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the compensation committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the compensation committee may accelerate the vesting of such award in its discretion.

Performance Awards. The compensation committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The compensation committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the compensation committee. Based on service, performance and/or other factors or criteria, the compensation committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

LTIP Units. The compensation committee may grant awards of equity-based awards, valued by reference to shares of publicly traded common stock of the company, consisting of equity interests in our Operating Partnership which will be referred to as “LTIP units.” LTIP units will be a separate class of units of our Operating Partnership, and may be subject to any vesting conditions as the compensation committee may decide, similar to any other more typical equity incentive program, such as restricted stock.

Generally, LTIP units, whether vested or unvested, will entitle a participant to receive distributions from our Operating Partnership that will be equivalent to the dividends and distributions that would be made with respect to the fixed number of shares of the company’s common stock underlying the LTIP units, though receipt of such distributions may be delayed or made contingent on vesting. LTIP units will be structured as “profits interests” for U.S. federal income tax purposes.

Performance Goals. The compensation committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total stockholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the compensation committee; (28) the fair market value of a share of our common stock; (29) the growth in the value of an investment in our common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the compensation committee may also exclude the impact of an event or occurrence which the compensation committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the compensation committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The compensation committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control. In connection with a change in control, as will be defined in the 2015 Incentive Plan, the compensation committee may accelerate vesting of outstanding awards under the 2015 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The compensation committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights. Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination. Notwithstanding any other provision of the 2015 Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2015 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2015 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability. Awards granted under the 2015 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards. The 2015 Incentive Plan will provide that awards granted under the 2015 Incentive Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Securities Exchange Act of 1934 or under any applicable rules and regulations promulgated by the Securities and Exchange Commission.

Effective Date; Term. We expect that the 2015 Incentive Plan will be adopted and become effective in connection with the completion of our initial public offering. No award will be granted under the 2015 Incentive Plan on or after the tenth anniversary of the date the 2015 Incentive Plan is adopted by the board of directors. Any award outstanding under the 2015 Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Initial Public Offering Awards of Equity Compensation under the 2015 Incentive Plan

In connection with the completion of this offering, we expect to award 882,520, 201,373 and 163,016 LTIP units to Messrs. Maricich, Lacey and Eckman, respectively, pursuant to the 2015 Incentive Plan. The 882,520 LTIP units to be granted to Mr. Maricich include a number of LTIP units that will be based on the initial public offering price. Assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the variable LTIP units for Mr. Maricich are equal to 115,385 LTIP units. A $1.00 increase in the assumed initial public offering price of $13.00 per share, would decrease the number of variable LTIP units granted to Mr. Maricich by 8,242 LTIP units, and a $1.00 decrease, would increase the number of variable LTIP units granted to Mr. Maricich by 9,615 LTIP units.

The LTIP units will be only partially vested as of the date of grant. The unvested portion of the LTIP units will be subject to certain time and, in some cases, performance vesting conditions, in each case as specified in the award and subject to the recipient continuously providing services to us through each vesting date. Furthermore, certain of the LTIP units will have a “hurdle rate” pursuant to which the LTIP unit will only participate in value above the hurdle rate that applies to such unit. For each executive, the number of LTIP units described above represents the maximum number of LTIP units subject to such awards that may be earned, assuming the highest performance hurdles are achieved and all of the LTIP units subject to such awards ultimately vest. Vested LTIP units may be converted into common units in our Operating Partnership and, ultimately, at our option, be exchanged for cash or shares of our common stock on a one-for-one basis. For more information about the LTIP units, see “Description of Partnership Agreement of IMC OP, LP—LTIP Units.”

We also expect to award an aggregate of approximately 9,836 restricted stock units to directors who are not employees of our company, our subsidiaries or the Sponsors, upon completion of our initial public offering. These restricted stock units will be unvested as of the date of grant and will vest on the first anniversary of the consummation of this offering, subject to the recipient continuously providing services to us through such date.

The specific amount of restricted stock units to be granted will be based on the initial public offering price. The estimated amount of restricted stock units provided herein assumes an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase in the assumed initial public offering price of $13.00 per share, would decrease the aggregate number of restricted stock units by 702 restricted stock units, and a $1.00 decrease, would increase the aggregate number of restricted stock units by 820 restricted stock units.

In connection with their employment with IMC Manager, LLC, IMC LP granted 200,000 class B-1 units to Mr. Maricich on December 8, 2011, 32,500 class B-1 units to Mr. Eckman on February 22, 2012 and 52,500 class B-1 units to Mr. Lacey on August 28, 2014 under the International Market Centers, LP 2011 Management Equity Incentive Plan. In connection with our initial public offering, these awards in IMC LP will be canceled.

Other Elements of Compensation

Retirement Plans

The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to a 401(k) plan. We expect to establish a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees.

Employee Benefits and Perquisites

We expect that our full-time employees, including our named executive officers, will be eligible to participate in health and welfare benefit plans, which will provide medical, dental, prescription and other health and related benefits. We may also implement additional benefit and other perquisite programs as our compensation committee determines appropriate, though we do not expect any such additional benefits and perquisites to constitute a material component of our named executive officers’ compensation package.

Additional Compensation Components

Following the completion of this offering, as we formulate and implement our compensation program, we may provide different and/or additional compensation components, benefits and/or perquisites to our named executive officers, to ensure that we provide a balanced and comprehensive compensation structure. We believe that it is important to maintain flexibility to adapt our compensation structure at this time to properly attract, motivate and retain the top executive talent for which we compete.

Employment Agreements

On March 27, 2015, we entered into amended and restated employment agreements with our named executive officers, which provide for salary, bonus and other benefits. We include a summary of the amended and restated employment agreements with our named executive officers below.

Robert J. Maricich, Chief Executive Officer and President

Compensation, Term. IMC Manager, LLC entered into an amended and restated employment agreement with Robert J. Maricich effective March 27, 2015. The employment agreement continues until it is terminated as a result of Mr. Maricich’s resignation with or without “good reason” upon at least 30 days’ prior written notice, death or disability or as a result of IMC Manager LLC’s termination of Mr. Maricich’s employment with or without “cause.” Mr. Maricich’s base salary under the agreement is $1,122,000 (or such higher amount as determined by the board of directors in its discretion) and he is eligible for an annual bonus of up to $1,553,240 with a target opportunity of $776,620 per year.

Termination Provisions. If Mr. Maricich’s employment is terminated by IMC Manager, LLC without “cause,” by Mr. Maricich with “good reason” or due to Mr. Maricich’s death or “disability,” he would be entitled to receive (i) any awarded but unpaid annual bonus in respect of a calendar year ended on or prior to the date of termination; and (ii) the sum of (A) 18 months of his then current base salary and (B) his then current target bonus, payable in equal installments over 18 months. The severance benefits payable pursuant to clause (ii) above are conditioned upon Mr. Maricich entering into a general release of claims in favor of IMC Manager, LLC.

Restrictive Covenants. The amended and restated employment agreement also provides that Mr. Maricich is subject to the non-competition and non-solicitation restrictions, which apply during Mr. Maricich’s employment and for an 18-month period thereafter, and perpetual confidentiality and non-disparagement restrictions, and that the payment of the severance benefits described in clause (ii) above is subject to his continued compliance with such restrictions.

William F. Lacey, Chief Financial Officer

Compensation, Term. IMC Manager, LLC entered into an amended and restated employment agreement with William F. Lacey effective March 27, 2015. The amended and restated employment agreement continues until it is terminated as a result of Mr. Lacey’s resignation with or without “good reason” upon at least 30 days’ prior written notice, death or disability or as a result of IMC Manager, LLC termination of Mr. Lacey’s employment with or without “cause”. Mr. Lacey’s base salary under the agreement is $331,500 (or such higher amount as determined by the board of directors in its discretion) and he is eligible for an annual bonus of up to $537,274 with a target opportunity of $268,637 per year.

Termination Provisions. If Mr. Lacey’s employment is terminated by IMC Manager, LLC without “cause,” by Mr. Lacey with “good reason” or due to Mr. Lacey’s death or “disability,” he would be entitled to receive (i) any awarded but unpaid annual bonus in respect of a calendar year ended on or prior to the date of termination; (ii) any amount arising from his participation in, or benefits under any employee benefit plans, programs or arrangements; and (iii) the sum of (A) 12 months of his then current base salary and (B) his then current target bonus, payable in equal installments over 12 months. The severance benefits payable pursuant to clause (iii) above are conditioned upon Mr. Lacey entering into a general release of claims in favor of IMC Manager, LLC.

Restrictive Covenants. The amended and restated employment agreement also provides that Mr. Lacey is subject to the non-competition and non-solicitation restrictions, which apply during Mr. Lacey’s employment and for a 12-month period thereafter, and perpetual confidentiality and non-disparagement restrictions, and that the payment of the severance benefits described in clause (iii) above is subject to his continued compliance with such restrictions.

Scott Eckman, Executive Vice President, Marketing and Furniture Leasing

Compensation, Term. IMC Manager, LLC entered into an amended and restated employment agreement with Scott Eckman effective March 27, 2015. The employment agreement continues until it is terminated as a result of Mr. Eckman’s resignation with or without “good reason” upon at least 30 days’ prior written notice, death or disability or as a result of IMC Manager, LLC’s termination of Mr. Eckman’s employment with or without “cause”. Mr. Eckman’s base salary under the agreement is $385,000 (or such higher amount as determined by the board of directors in its discretion) and he is eligible for an annual bonus of up to $577,500 with a target opportunity of $288,750 per year.

Termination Provisions. If Mr. Eckman’s employment is terminated by IMC Manager, LLC without “cause,” by Mr. Eckman with “good reason” or due to Mr. Eckman’s death or “disability,” he would be entitled to receive (i) any awarded but unpaid annual bonus in respect of a calendar year ended on or prior to the date of termination; and (ii) the sum of (A) 12 months of his then current base salary and (B) his then current target bonus, payable in equal installments over 12 months. The severance benefits payable pursuant to clause (ii) above are conditioned upon Mr. Eckman entering into a general release of claims in favor of IMC Manager, LLC.

Restrictive Covenants. The amended and restated employment agreement also provides that Mr. Eckman is subject to the non-competition and non-solicitation restrictions, which apply during Mr. Eckman’s employment and for a 12-month period thereafter, and perpetual confidentiality and non-disparagement restrictions, and that the payment of the severance benefits described in clause (ii) above is subject to his continued compliance with such restrictions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders’ Agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with IMC LP, the Sponsors and their affiliates. The stockholders’ agreement will require us to nominate Sponsor Directors at any meeting of our stockholders, such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will constitute a majority of the board of directors and initially be equal to six, so long as IMC LP, the Sponsors or their affiliates beneficially own (directly or indirectly, without double-counting) 50% or more of the Outstanding IMC Interests. Each Sponsor will initially be entitled to designate three of the six Sponsor Directors, however, the aggregate number of Sponsor Directors to be designated collectively by the Sponsors will decrease proportionately, as provided in the stockholders’ agreement and described in the chart below, as IMC LP’s, the Sponsors’ and their affiliates beneficial ownership of the Outstanding IMC Interests decreases. In the event that a Sponsor that is individually entitled to designate at least one Sponsor Director elects not to designate such Sponsor Director or Sponsor Directors, such Sponsor may instead designate such number of persons it would otherwise be entitled to designate as a Sponsor Director to attend any meeting of our board of directors as an observer.

Percentage of the total Outstanding IMC Interests collectively Beneficially Owned by IMC LP, the Sponsors or the affiliates	Remaining # of Sponsor Directors
at least 45%	5
at least 30%	4
at least 25%	3
at least 10%	2
at least 5%	1
less than 5%	0

Within the director designation rights set forth above, each Sponsor will be entitled to designate three Sponsor Directors as long as such Sponsor beneficially owns (directly or indirectly) at least 25% of the Outstanding IMC Interests, two Sponsor Directors as long as such Sponsor beneficially owns (directly or indirectly) 20% of the Outstanding IMC Interests and one Sponsor Director as long as such Sponsor beneficially owns (directly or indirectly) at least 5% of the Outstanding IMC Interests. In the event that the percentage of total Outstanding IMC Interests beneficially owned (directly or indirectly) collectively by the Sponsors and IMC LP results in a right to designate more than the total number of Sponsor Directors the Sponsors would be entitled to designate separately, then the Sponsors will designate the additional Sponsor Director by mutual written consent. When IMC LP, the Sponsors or their affiliates cease to beneficially own, collectively, at least 5% of the Outstanding IMC Interests, the Sponsors will no longer be entitled to designate a Sponsor Director and the stockholders’ agreement will no longer be in effect. Therefore, the stockholders’ agreement will remain in effect until (i) neither of the Sponsors is entitled to designate a Sponsor Director pursuant to the stockholders’ agreement as described above or (ii) IMC LP and the Sponsors, so long as such Sponsor is entitled to designate a Sponsor Director, provide us with written notice requesting that the stockholders’ agreement terminate at an earlier date. Pursuant to the stockholders’ agreement, IMC LP, the Sponsors or their affiliates will have the right to receive certain reports from us and to review our books and records, except for privileged information contained therein, upon reasonable request and prior notice.

So long as the stockholders’ agreement remains in effect, a Sponsor Director may not be removed without the consent of the Sponsor that designated such Sponsor Director other than for cause, and then only with the affirmative vote of stockholders holding at least 75% of our stock entitled to vote generally in the election of directors. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders’ agreement will require us to nominate an individual designated by the applicable Sponsor or

Sponsors for election to fill the vacancy, so long as such Sponsor is entitled under the stockholders’ agreement to designate a director to fill such vacancy. As described more specifically in “Material Provisions of Maryland Law and Our Charter and Bylaws,” the stockholders’ agreement and our charter and bylaws will require that certain amendments to our charter and bylaws, and any change to the number of our directors, require the consent of the Sponsors.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement that will provide IMC LP and the Sponsors an unlimited number of “demand” registrations, subject to customary restrictions, and customary “piggyback” registration rights, subject to the company’s priority to raise capital. The registration rights agreement also provides that we will pay expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Maryland law and our charter against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K under the Securities Act in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Advisory Agreement

On May 2, 2011, IMC LP entered into an advisory agreement with Bain Capital and Oaktree. Under the advisory agreement, Bain Capital and Oaktree provide certain executive, management, consulting, financing, marketing, human resource, and other advisory services. In exchange for these services, IMC LP agreed to pay Bain Capital and Oaktree each an annual periodic fee of up to $2 million, dependent on certain performance metrics of IMC LP. In addition, IMC LP agreed to reimburse Bain Capital and Oaktree for certain out-of-pocket expenses incurred in connection with the provision of services pursuant to the advisory agreement. During the year ended December 31, 2014, we paid $10.7 million to IMC LP, which then paid $5.3 million each to Bain

Capital and Oaktree for accrued but unpaid fees under the advisory agreement for the period from inception through December 31, 2013. In connection with this payment, we distributed $7 million to IMC LP to enable it to make a concurrent distribution to a minority limited partner of IMC LP, in accordance with IMC LP’s limited partnership agreement. In addition, for the year ended December 31, 2014, the out-of-pocket expenses reimbursed were $0.1 million. During the three months ended March 31, 2015, we paid $2.0 million each to Bain Capital and Oaktree for accrued but unpaid fees under the advisory agreement for the year 2014. In connection with this payment, we distributed $3.0 million to IMC LP to enable it to make a distribution to a minority limited partner of IMC LP, in accordance with IMC LP’s limited partnership agreement. As of March 31, 2015, the fees accrued but unpaid under the advisory agreement were $1.0 million. Bain Capital and Oaktree will terminate the advisory agreement prior to the completion of this offering. Pursuant to the advisory agreement, Bain Capital and Oaktree are entitled to receive aggregate fees equal to $5.3 million upon termination of the advisory agreement. In connection with the payments to Bain Capital and Oaktree related to the termination of the advisory agreement, IMC LP is required to make a concurrent distribution to a minority limited partner of IMC LP equal to $4.0 million, in accordance with IMC LP’s limited partnership agreement. See “Use of Proceeds.”

Loans Under our Senior Secured Credit Facilities

Affiliates of Oaktree are lenders under our first lien term loan facility and our second lien term loan facility. Such affiliates funded $45.0 million, or 11.1%, and $25.0 million, or 20.0%, of outstanding borrowings under the first lien term loan facility and the second lien term loan facility, respectively, as of August 15, 2014. At the closing of the Refinancing Transactions, on August 15, 2014, the affiliates of Oaktree received loan closing fees of $1.7 million, which was recorded as original issue discount. As of December 31, 2014, commitments held by the Oaktree affiliates totaled $45.0 million and $21.0 million of the first lien term loan and second lien term loan, respectively, which represent 11.1% and 16.8% of the outstanding balances of the first lien term loan and second lien term loan, respectively. As of March 31, 2015, commitments held by Oaktree affiliates totaled $44.9 million and $21.0 million of the first lien term loan and second lien term loan, respectively, which represent 11.1% and 16.8% of the outstanding balances of the first lien term loan and second lien term loan, respectively.

Due to the payoff and termination of the second lien term loan facility with a portion of the proceeds from this offering, such affiliates of Oaktree will receive approximately $21.3 million in connection with the payment of principal, interest and fees, including any prepayment penalties. See “Use of Proceeds.” In the future, the affiliates of Oaktree will receive their pro rata share of any first lien term loan payments of principal, interest and prepayment fees.

Related Party Receivables and Payables

During the year ended December 31, 2014, approximately $0.6 million of operating expenses incurred by us, were paid by IMC LP. As of December 31, 2014, IMC LP settled its total net related party receivable of $1.5 million in cash (comprised of the amount set forth above and similar payments made in 2013 and 2012) with us. There were no such payments during the three months ended March 31, 2015.

Tenant Payments

Robert J. Maricich who is our director, chief executive officer and president and who will become our chairman prior to the completion of this offering, also serves as a director and a member of the audit committee and the nominating and compensation committee of Flexsteel Industries, Inc., a designer, manufacturer, importer, and marketer of upholstered and wood furniture. In addition, Eric S. Rangen, who will be appointed to our board of directors upon the completion of this offering, currently serves as a director and chairman of the audit committee of Flexsteel Industries, Inc. Flexsteel Industries, Inc. is a tenant in certain of our buildings and paid rent and recoveries from tenants of approximately $0.2 million for the three months ended March 31, 2015 and $1.2 million for the year ended December 31, 2014.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies that will be in place following the completion of this offering. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our investment objectives are to increase cash flow from operations, achieve sustainable long-term growth and maximize stockholder value to allow for stable dividends and stock appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our Properties and our strategic objectives, see “Business.”

Our company is the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. We believe there are potential expansion opportunities in certain furnishings verticals, such as the housewares, hospitality, office, casual and outdoor furniture industries and we currently expect we may selectively invest in additional properties in those verticals. However, our future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may participate with third parties in property ownership, through joint ventures or other types of co-ownership, and we may engage in such activities in the future if we determine that doing so would be the most effective means of owning or acquiring properties. We do not expect, however, to enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock or options to purchase stock or interests in our subsidiaries, including our Operating Partnership.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Investments in Real Estate Mortgages

Our business objectives emphasize equity investments in real estate utilized as permanent showroom space. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages; provided, in each case, that such investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. We have no current plans to make additional investments in entities that are not engaged in real estate activities. Our investment objectives are to maximize the cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our board of directors determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties (as discussed above in “—Investment in Real Estate or Interests in Real Estate”) or from investors to raise equity capital.

Financing Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws that will be in effect following this offering will not limit the amount or percentage of indebtedness that we may incur nor will they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our board of directors may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods.

Conflict of Interest Policies

We will adopt certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we will adopt a code of business conduct and ethics that will generally prohibit conflicts of interest between our officers and employees on the one hand, and our company on the other hand. Our code of business conduct and ethics will also generally limit our employees and officers from competing with our company or taking for themselves opportunities that are discovered through use of property or information of or position with our company. Waivers of our code of business conduct and ethics will be granted by the board of directors or a committee thereof. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. In addition, our charter will provide that we renounce any interest or expectation in, or any right to be offered or to participate in, any business opportunities that are offered to any of our directors, officers or employees who is also a Sponsor Affiliate, unless the business opportunity is presented in writing to such person expressly in his or her capacity as a director, officer or employee of the company and not also presented to such person or to any other Sponsor Affiliate, or which such person or any other Sponsor Affiliate became aware of, in any other capacity.

Our charter will also provide that we have the power to renounce, by resolution of the board of directors, any interest or expectancy in, or in being offered, an opportunity to participate in, business opportunities or classes or categories of business opportunities that are (i) presented to us or (ii) developed by or presented to one or more of our directors or officers. See “Material Provisions of Maryland Law and Our Charter and Bylaws—Competing Interests and Activities of Our Directors.”

Policies with Respect to Other Activities

We will have authority to offer common stock, preferred stock, options to purchase stock or other securities in exchange for property, repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. Our board of directors has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Capital Stock—Power to Reclassify and Issue Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the Treasury Regulations thereunder our board of directors determines that it is no longer in our best interest to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock and our Operating Partnership’s units that will be issued and outstanding upon the consummation of this offering and held by:

•	beneficial owners of 5% or more of our common stock;

•	each of our director nominees and named executive officers; and

•	all of our executive officers, directors and director nominees, as a group.

The table assumes that the underwriters do not exercise their option to purchase additional shares.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Shares of our common stock and units in our Operating Partnership that a person has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person having the right to acquire such shares or units for purposes of the table below, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o International Market Centers, Inc., 475 S. Grand Central Parkway, Suite 1615, Las Vegas, Nevada 89106.

	Common Stock		Operating Partnership Units
	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Units Beneficially Owned	Percentage of Units Beneficially Owned
5% Stockholders
International Market Centers, LP(1)	38,100,000	76.8%	—	—
Named Executive Officers and Directors
Robert J. Maricich(2)	—	—	882,520	1.75%
William F. Lacey(3)	—	—	201,373	*
Scott Eckman(4)	—	—	163,016	*
Ryan Cotton	—	—	—	—
Manish Desai	—	—	—	—
Scott Graves	—	—	—	—
James P. Hoffmann(5)	4,918	*	—	—
Philip Loughlin	—	—	—	—
Kimberly McCaslin	—	—	—	—
Eric S. Rangen(6)	4,918	*	—	—
Kaj Vazales	—	—	—	—
All Executive Officers and Directors as a Group (12 Persons)(7)	9,836	*	1,291,019	2.54%

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)	Represents 38,100,000 shares of our common stock held of record by IMC LP. International Market Centers GP, LLC, a Delaware limited liability company (“IMC GP”), is the general partner of IMC LP. Bain Capital (IMC), X, L.P., BCIP Associates IV (US), L.P., BCIP T Associates IV (US), L.P., BCIP Associates IV-B, (US), L.P. and BCIP T Associates IV-B, L.P. (collectively, the “Bain Capital Funds”), and OCM IMC Holdings, L.P. are the members of IMC GP and have the right to appoint the members of the board of representatives of IMC GP, which has voting and dispositive power over our common stock. The members of the board of representatives include Ryan Cotton, Manish Desai, Scott Graves, Phillip Loughlin, Robert J. Maricich, Kimberly McCaslin and Kaj Vazales. The Bain Capital Funds, OCM IMC Holdings, L.P., IMC GP and the members of the board of representatives of IMC GP may be deemed to share beneficial ownership with respect to the shares of our common stock held of record by IMC LP. Each of the members of the board of representatives of IMC GP disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on the board of representatives.

Bain Capital Investors, LLC (“BCI” and, together with the Bain Capital Funds, the “Bain Capital Entities”) is the general partner of (i) Bain Capital Partners X, L.P., which is the general partner of Bain Capital (IMC), X, L.P. (ii) BCIP Associates IV (US), L.P., (iii) BCIP T Associates IV (US), L.P., (iv) BCIP Associates IV-B, (US), L.P. and (v) BCIP T Associates IV-B, L.P. As a result of these relationships, BCI may be deemed to share beneficial ownership with respect to the shares beneficially owned by each of the Bain Capital Funds. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Funds is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerly, Stephen Pagliuca, Michel Plantevin, Dwight Poler and Jonathan Zhu. By virtue of the relationships described herein, GPEB may be deemed to exercise voting and dispositive power with respect to the shares beneficially owned by the Bain Capital Funds. Each of the members of the GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on the GPEB. The address for each of the Bain Capital Entities is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

The general partner of OCM IMC Holdings, L.P. is Oaktree Capital Management, L.P. The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The duly elected manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone. Each of the managing members, general partners, shareholders, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially owned by OCM IMC Holdings, L.P., except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified in this paragraph is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(2)	Represents approximately 882,520 LTIP units (of which approximately 667,951 LTIP units are subject to vesting) to be granted at the completion of this offering. The vested LTIP units to be granted include a number of LTIP units that will be based on the initial public offering price. Assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the variable LTIP units are equal to 115,385 LTIP units. A $1.00 increase in the assumed initial public offering price of $13.00 per share, would decrease the number of variable LTIP units granted to Mr. Maricich by 8,242 LTIP units, and a $1.00 decrease, would increase the number of variable LTIP units granted to Mr. Maricich by 9,615 LTIP units. Vested LTIP units may be converted into common units in our Operating Partnership and, ultimately, at our option, be exchanged for cash or shares of our common stock on a one-for-one basis.

(3)	Represents 201,373 LTIP units (of which 187,949 are subject to vesting) to be granted at the completion of this offering. Vested LTIP units may be converted into common units in our Operating Partnership and, ultimately, at our option, be exchanged for cash or shares of our common stock on a one-for-one basis.

(4)	Represents 163,016 LTIP units (of which 138,084 are subject to vesting) to be granted at the completion of this offering. Vested LTIP units may be converted into common units in our Operating Partnership and, ultimately, at our option, be exchanged for cash or shares of our common stock on a one-for-one basis.

(5)	Represents approximately 4,918 restricted stock units (all of which will be unvested) to be granted at the completion of this offering. The specific amount of restricted stock units to be granted will be based on the initial public offering price. The estimated amount of restricted stock units provided herein assumes an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase in the assumed initial public offering price of $13.00 per share, would decrease the number of restricted stock units by 351 restricted stock units, and a $1.00 decrease, would increase the number of restricted stock units by 410 restricted stock units.

(6)	Represents approximately 4,918 restricted stock units (all of which will be unvested) to be granted at the completion of this offering. The specific amount of restricted stock units to be granted will be based on the initial public offering price. The estimated amount of restricted stock units provided herein assumes an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase in the assumed initial public offering price of $13.00 per share, would decrease the number of restricted stock units by 351 restricted stock units, and a $1.00 decrease, would increase the number of restricted stock units by 410 restricted stock units.

(7)	Under “Operating Partnership Units” represents an aggregate of approximately 1,291,019 LTIP units (of which an aggregate of approximately 1,039,272 LTIP units are subject to vesting) to be granted to our executive officers at the completion of this offering. Vested LTIP units may be converted into common units in our Operating Partnership and, ultimately, at our option, be exchanged for cash or shares of our common stock on a one-for-one basis.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

On August 15, 2014, our Operating Partnership entered into senior secured credit facilities comprised of a first lien term loan facility in an aggregate principal amount of $405 million, a first lien revolving credit facility in an aggregate principal amount of $50 million (including a letter of credit sub-facility), and a second lien term loan facility in an aggregate principal amount of $125 million. Borrowings under the first lien term loan facility and the second lien term loan facility, together with cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the then existing mortgage based loans. Affiliates of Oaktree are lenders under the senior secured credit facilities, and affiliates of certain of the underwriters participated as arrangers or lenders. See “Certain Relationships and Related Party Transactions” and “Underwriting.”

We will use a portion of the proceeds from this offering to terminate our second lien term loan facility.

Maturity and Prepayments

The first lien term loan facility matures on August 15, 2020, the revolving credit facility matures on August 15, 2019, and the second lien term loan facility matures on August 15, 2021. We are required to repay the first lien term loan facility and the second lien term loan facility with (i) the proceeds of certain issuances of indebtedness (other than permitted debt), (ii) the proceeds of certain sales of assets and casualty and condemnation events (in each case, subject to certain reinvestment rights), (iii) an amount equal to 115% of the allocated loan amount of certain real estate collateral upon the sale thereof, with any proceeds in excess of such amount also required to be reinvested in our business or used to prepay the first lien term loan facility and second lien term loan facility (in the case of such excess proceeds only, subject to certain reinvestment rights).

Voluntary prepayments of the first lien term loan facility may be made without premium or penalty, except that in the event that prior to August 15, 2015, if a prepayment or repayment of the first lien term loan facility and the second lien term loan facility is made as a result of a repricing transaction, a prepayment premium in an amount equal to 1% of the amount of the first lien term loan facility being prepaid, repaid or refinanced shall be required. Voluntary prepayments under the second lien term loan facility may be made without premium or penalty, except that in the event that a voluntary prepayment is made prior to August 15, 2015, a prepayment premium will be required in an amount equal to 2% of the amount of the second lien term loan facility being prepaid, repaid or refinanced (or, if made with the proceeds of a qualified initial public offering, 1% of such amount), and in the event that a voluntary prepayment is made after August 15, 2015, but prior to August 15, 2016, a prepayment premium will be required in an amount equal to 1% of the amount of the second lien term loan facility being prepaid, repaid or refinanced. We may voluntarily reduce the unutilized portion of the commitment amount, and repay outstanding loans, under the revolving credit facility at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty, other than customary “breakage” costs, if applicable.

Amortization

The first lien term loan facility provides for principal amortization in equal quarterly installments of approximately $1.0 million each, commencing March 31, 2015, which can be partially or fully satisfied with any voluntary prepayment, with the balance payable on August 15, 2020. The revolving credit facility and the second lien term loan facility are not subject to amortization prior to their respective maturities.

Security and Guarantees

The obligations of our Operating Partnership under the first lien term loan facility and second lien term loan facility and the revolving credit facility and, in each case, at our election, our obligations under any interest rate protection or other hedging arrangements or cash management or transactional facility arrangements (including credit card facilities) entered into with any lender in the syndicate or any of its affiliates are and will be guaranteed by IMC and each of the existing and subsequently acquired or organized direct or indirect wholly owned material domestic restricted subsidiaries of the Operating Partnership, subject to certain exceptions. The first lien term loan facility, the revolving credit facility and any hedging and cash management obligations are secured on a first priority basis by substantially all the tangible and intangible assets of the Operating Partnership and the subsidiary guarantors (subject to customary exceptions), including equity ownership in directly owned subsidiaries, all fee-owned real property in excess of certain amounts, intellectual property, inventory, equipment, investment property, and intercompany and other promissory notes, in each case, subject to certain exceptions and thresholds. The second lien term loan facility is secured on a second priority basis by the same collateral. The lien priorities and creditors’ rights in respect of the first lien term loan facility and the revolving credit facility and the second lien term loan facility are governed by a customary intercreditor agreement.

Interest

With respect to the first lien term loan facility and the second lien term loan facility, the initial interest rate is, at the option of the Operating Partnership, the adjusted LIBOR (with a 1% floor) plus an applicable margin equal to 4.25% per annum and 7.75% per annum, respectively, or the alternative base rate plus an applicable margin equal to 3.25% per annum and 6.75% per annum, respectively. With respect to the revolving credit facility, the initial interest rate is, at the option of the Operating Partnership, the adjusted LIBOR plus an applicable margin equal to 3.25% per annum or the alternative base rate plus an applicable margin equal to 2.25% per annum. The applicable margins for loans under the first lien term loan facility and the revolving credit facility will be subject to reduction following achievement of a consolidated total net leverage ratio of less than 4.75 to 1.00.

Fees

We are required to pay certain recurring fees with respect to the senior secured credit facilities, including (i) fees on the unused commitments of the lenders under the revolving credit facility in the amount of 0.50% per annum (which fee will be subject to reduction based upon our consolidated total net leverage ratio), and (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing banks.

Covenants

Our senior secured credit facilities contain a number of customary affirmative and negative covenants that, among other things, limit or restrict our ability and our restricted subsidiaries’ ability to (each subject to certain exclusions):

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of the business, mergers, liquidations and dissolutions;

•	sell assets;

•	pay dividends and make stock repurchases and redemptions (with exceptions for customary REIT distributions and certain other exceptions described below);

•	make acquisitions, investments, loans and advances;

•	pay certain subordinated indebtedness;

•	modify the terms of organizational documents;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

Notwithstanding the limitations in the senior secured credit facilities that limit or restrict our ability to pay dividends and effect stock repurchases and redemptions, our Operating Partnership may make such distributions to us, which we may further distribute to our equity holders, in an amount of equal to 100% of our annual REIT taxable income without restriction. Furthermore, our Operating Partnership is permitted to make additional distributions to us, which we may further distribute to our equity holders, (a) in an amount not to exceed $10 million in any twelve consecutive calendar month period so long as no event of default is continuing under the senior secured credit facilities and no revolving loans are outstanding under our revolving credit facility, (b) in an amount calculated at the time of the distribution that include $35 million plus, so long as no event of default is continuing, 50% of our consolidated net income (measured as one accounting period from and after July 1, 2014), less the amount of any distributions previously made as distributions of our REIT taxable income and/or in reliance on the immediately preceding clause (a), and (c) with certain proceeds from public offerings of our capital stock or limited partnership interests of our Operating Partnership that have not been used for other purposes as set forth under the senior secured credit facilities.

In addition, we are required to comply with a total debt to consolidated EBITDA ratio test initially of no more than 7.00 to 1.00 (with step-downs of less than 5.00 to 1.00 over the term of the agreement) commencing March 31, 2015, which test is only in effect when revolving loans, plus drawn and unreimbursed letters of credit, under the revolving credit facility exceed 25% of the commitments under the revolving credit facility as of the last day of such fiscal quarter. The financial covenant is subject to an equity cure and may only be waived with the consent of a majority of the revolving lenders.

Events of Default

The senior secured credit facilities contain customary events of default (subject to customary grace periods and materiality thresholds), including nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; violation of a covenant; cross-default and cross-acceleration to material indebtedness; bankruptcy events; material monetary judgment defaults not covered by indemnities and insurance; certain material ERISA events; invalidity or impairment of material guarantee or material security; and a change of control (other than in connection with a qualified initial public offering). Failure to comply with the consolidated first lien net leverage ratio described above or the other provisions of the credit agreements for the senior secured credit facilities (subject to certain grace periods) could, absent a waiver or an amendment from the applicable lenders under such agreements, restrict the availability of the revolving credit facility, permit the acceleration of all outstanding borrowings under the senior secured credit facilities, and permit the collateral agent to pursue remedies with respect to the collateral securing the senior secured credit facilities.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our common stock as will be in effect immediately following this offering is qualified in its entirety by reference to the MGCL and our charter and bylaws, as will be in effect upon completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

General

Our charter will authorize us to issue up to 300,000,000 shares of common stock, $0.01 par value per share, and up to 50,000,000 shares of preferred stock, $0.01 par value per share. Our charter will authorize our board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series. After giving effect to the issuance and sale of shares of common stock in this offering and the redemption of 125 shares of series A preferred stock as described below, we will have 49,600,000 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, and no shares of preferred stock will be issued and outstanding.

Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder.

Common Stock

Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock will not have cumulative voting rights in the election of directors.

Holders of our common stock will be entitled to receive dividends as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock will not have preemptive, subscription, redemption, preference, exchange, conversion or appraisal rights. There will be no sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and nonassessable and will have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize and issue in the future.

Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our charter will provide that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, although, for so long as the stockholders’ agreement remains in effect, certain amendments to our charter inconsistent with the rights of the Sponsors under the stockholders’ agreement or our charter or bylaws will also require the consent of the Sponsors. See “Material Provisions of Maryland Law and Our Charter and Bylaws.” Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation. In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries will be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any class or series of our stock. Prior to issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of shares of preferred stock that have priority over our common stock with respect to dividends or rights upon liquidation or with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

On August 15, 2014, we issued 125 shares of 12.5% series A preferred stock, $0.01 par value per share, to non-affiliated parties at the consummation of the Restructuring Transactions to enable us to meet one of the requirements for qualification and taxation as a REIT. Such shares were issued in exchange for preferred stock held by the non-affiliated parties in one of the Predecessor REIT Subsidiaries prior to the Restructuring Transactions, in accordance with the documents governing such preferred stock.

Holders of the series A preferred stock are entitled to receive cumulative cash dividends at the rate of 12.5% per annum of the total of $1,000 per share of series A preferred stock plus all accumulated and unpaid dividends, and we generally may not declare or pay, or set apart for payment, any dividend or other distribution on any shares of our stock ranking junior to our series A preferred stock as to dividends, including our common stock, or redeem, repurchase or otherwise make payments on any such shares, unless full, cumulative dividends on all outstanding shares of series A preferred stock have been declared and paid or set apart for payment for all past dividend periods. The holders of the series A preferred stock generally do not have voting rights except in limited circumstances including certain amendments to our charter and the authorization or issuance of equity securities senior to or on parity with the series A preferred stock. At our election, the series A preferred stock is redeemable, in whole or in part, for an amount equal to its liquidation preference, plus any accrued and unpaid dividends. The series A preferred stock is not convertible into shares of any other class or series of stock. The series A preferred stock is entitled to a liquidation preference of $1,000 per share plus all accrued and unpaid dividends thereon and any redemption premium then in effect. The series A preferred stock will be senior to all other classes and series of shares of our stock as to the payment of dividends and the payment of assets on liquidation. Concurrently with the consummation of this offering, we intend to redeem the series A preferred stock, and consequently, following the consummation of this offering and the redemption, no shares of preferred stock will be outstanding.

Power to Reclassify and Issue Stock

Our board of directors will be able to, without approval of holders of our common stock, classify and reclassify any unissued shares of our stock into other classes or series of stock, including one or more classes or series of stock that have preference over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorize us to issue the newly-classified shares. Before authorizing the issuance of shares of any new class or series, our board of directors will be required to set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of stock. In addition, our charter will authorize our board of directors, with the approval of a majority of our board of directors, to amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue. These actions will be able to be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year.

Our charter contains restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity will be able to beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock or 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock. We refer to these restrictions, collectively, as the “ownership limit.” We expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limit to IMC LP, the Sponsors and their affiliates.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or 9.8% of our outstanding stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquiror or another individual or entity to own our stock in excess of the ownership limit.

Our board of directors will have the power to, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, exempt a person from the ownership limit or establish a different limit on ownership for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition to granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors will be able, but will not be required, to require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our board of directors will be able to increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

Our charter also prohibits:

•	any person from owning shares of our stock that, if effective, would cause us to constructively own 10% or more of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT;

•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any other restrictions on ownership and transfer of our stock discussed above, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, will be required to give immediate written notice of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter relating to the restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.

Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be void ab initio and the intended transferee will acquire no rights in such shares of stock. Any attempted transfer of our stock that, if effective, would result in a violation of the ownership limit (or other limit established by our charter or our board of directors), any person owning shares of our stock that , if effective, would cause us to constructively own 10% or more of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT, or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above does not occur or is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer which, if effective, would have resulted in a violation on the restrictions of ownership and transfer of our stock, will be void ab initio and the intended transferee will acquire no rights in such shares of stock.

Shares of our stock held in the trust will be issued and outstanding shares. The intended transferee may not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by an intended transferee before our discovery that the shares have been transferred to the trustee and to recast the vote in accordance with the direction of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action under Maryland law, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person, designated by the trustee, that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. After such sale of the shares, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute to the intended transferee, an amount equal to the lesser of:

•	the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event that resulted in the transfer to the trust at the market price, which will generally be the last sales price reported on the NYSE, on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the sales proceeds received by the trustee for the shares.

Any net sales proceeds in excess of the amount payable to the intended transferee shall be paid to the charitable beneficiary. The trustee may reduce the amount payable to the intended transferee by the amount of any dividends or other distributions that we paid to the intended transferee before we discovered that the shares had been transferred to the trust and that is owed by the intended transferee to the trustee as described above.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust or, in the case of a devise or gift, at market price, at the time of such devise or gift; and

•	the market price on the date we accept, or our designee accepts, such offer,

and, in either case, net of any legal fees or other costs of the trustee.

We may reduce the amount so payable to the trustee by the amount of any dividends or other distributions that we paid to the intended transferee before we discovered that the shares had been transferred to the trust and that is owed by the intended transferee to the trustee as described above, and we may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the intended transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner will be required to, on request, disclose to us in writing such information as we may request in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

If our board of directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock will take effect upon consummation of this offering and will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

In addition, these restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company N.A.

MATERIAL PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws as will be in effect immediately following this offering is qualified in its entirety by reference to the MGCL and our charter and bylaws, as will be in effect upon completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

Election and Removal of Directors

Our charter and bylaws will provide that the number of our directors may be established only by our board of directors but may not be more than 15 or fewer than the minimum number permitted by the MGCL, which is one. Upon completion of this offering, the number of directors will be set at 10. As will be provided in the stockholders’ agreement and our bylaws, for so long as the stockholders’ agreement remains in effect, any action by our board of directors to increase or decrease the size of our board of directors will generally require the consent of each Sponsor so long as such Sponsor is entitled to designate a Sponsor Director and each Sponsor must consent to any amendment to our bylaws to modify this consent requirement. So long as the stockholders’ agreement remains in effect, our bylaws will require that, in order for an individual to qualify to be nominated or to serve as a director of our company, the individual must have been nominated in accordance with the stockholders’ agreement, including the requirement that we must nominate a certain number of directors designated by the Sponsors, from time to time described under “Certain Relationships and Related Party Transactions—Stockholders’ Agreement,” and the Sponsors must consent to any amendment to our bylaws to eliminate these director qualifications so long as such Sponsor is entitled to designate a Sponsor Director. There will be no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock will be able to elect all of the nominees then standing for election, and the holders of the remaining shares will not be able to elect any nominees. A director will be elected by a plurality of the votes cast in the election of directors.

Our charter will provide that any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum of the board of directors, subject to the rights of the Sponsors as provided in the stockholders’ agreement.

Our charter will also provide that, subject to the rights of holders of one or more classes or series of preferred stock to elect one or more directors, a director may be removed with or without cause by the affirmative vote of stockholders holding a majority of our stock entitled to vote generally in the election of directors. However, so long as the stockholders’ agreement remains in effect, a Sponsor Director may not be removed without the consent of the Sponsor that designated such Sponsor Director other than for cause, and then only with the affirmative vote of stockholders holding at least 75% of our stock entitled to vote generally in the election of directors. The designating Sponsor must consent to any amendment to our charter to amend or modify this consent requirement so long as such Sponsor is entitled to designate a Sponsor Director.

Amendment to Charter and Bylaws

Except as described below and as provided in the MGCL, amendments to our charter must be advised by our board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Except with respect to any consent or other rights of IMC LP or the Sponsors, our board of directors has the exclusive power to amend our bylaws. Certain amendments to the provisions of our charter and bylaws requiring the Sponsors’ consent to certain actions (including amendments to such provisions of our charter or bylaws), or otherwise modifying the rights of IMC LP or the Sponsors under the stockholders’ agreement or our charter or bylaws (such as IMC LP’s and the Sponsors’ right to call a special meeting of our stockholders and the requirement that, to be qualified to be nominated and to serve as a director, an individual must be nominated in accordance with the stockholders’ agreement), in either case, as described under “—Election and Removal of Directors,” “—Business Combinations,” “—Special Meetings of Stockholders,” and “—Competing Interests and Activities of Our Directors,” require the consent of IMC LP and, in certain cases, the Sponsors.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially, directly or indirectly, owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation’s then outstanding voting stock.

A person is not an interested stockholder under the MGCL if the corporation’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted a business combination between us and IMC LP, the Sponsors or their affiliates and between us and any other person, provided that in the latter case the business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and IMC LP, the Sponsors or their affiliates, and may not apply to a business combination between us and any other person if our board of directors, by a vote of unaffiliated directors, has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into a business combination with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that our board of directors will not amend or repeal this resolution in the future. In the event that our board of directors amends or revokes this resolution, business combinations between us and an interested stockholder or an affiliate of an interested stockholder that are not exempted by our board of directors would be subject to the five-year prohibition and the super-majority vote requirements.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from us. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition; or if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, then as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws will contain a provision exempting any acquisition of our stock by any person from the foregoing provisions on control shares. In the event that our bylaws are amended to modify or eliminate this provision, acquisitions of our common stock may constitute a control share acquisition.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”) permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•	a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

•	a provision that a special meeting of stockholders must be called upon stockholder request only on the written request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting.

We will elect in our charter to be subject to the provision of Subtitle 8 that provides that vacancies on our board of directors may be filled only by the remaining directors, subject to the rights of the Sponsors under the stockholders’ agreement. We do not currently have a classified board and, subject to the right of the Sponsors to consent to the removal of any Sponsor Director, a director may be removed with or without cause by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we will (1) vest in our board of directors the exclusive power to fix the number of directors, subject to the Sponsors’ right to consent to any change in the number of directors, and (2) require the request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting to call a special meeting (unless the special meeting is called by our board of directors, the chairman of our board of directors, our president and chief executive officer or secretary or at the request of IMC LP as described below under the caption “—Special Meetings of Stockholders”).

Special Meetings of Stockholders

Our board of directors, the chairman of our board of directors, our president and chief executive officer or secretary may call a special meeting of our stockholders. Our bylaws will provide that a special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws, or, for so long as the stockholders’ agreement remains in effect, a special meeting must be called by our secretary upon written request of a Sponsor. So long as the stockholders’ agreement remains in effect, the Sponsors’ consent is required for any amendment to this provision of our bylaws so long as such Sponsor is entitled to designate a Sponsor Director.

Stockholder Action by Written Consent

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter will permit stockholder action by consent in lieu of a meeting to the extent permitted by our bylaws. Our bylaws will provide that any action required or permitted to be taken at any meeting of our stockholders may be taken without a meeting by the stockholders entitled to vote generally in the election of directors by delivering to us, in writing or by electronic transmission, a consent of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders. We will be required to give notice of any action taken by less than unanimous consent to each stockholder not later than ten days after the effective time of such action.

Competing Interests and Activities of Our Directors

Our charter will provide that, if any of our directors or officers who are also an officer, employee or agent of our Sponsors or any of their affiliates (each, a “Sponsor Affiliate”), acquires knowledge of a potential business opportunity, we renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity to the maximum extent permitted by Maryland law, unless it is a retained opportunity as contemplated below. Accordingly, except for retained opportunities, (a) no Sponsor Director is required to present, communicate or offer any business opportunity to us and (b) any Sponsor Director, on his or her own behalf or on behalf of either Sponsor or a Sponsor Affiliate, shall have the right to hold and exploit any business opportunity, or to direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than the us. A retained opportunity shall mean any business opportunity presented in writing to a Sponsor Affiliate expressly in his or her capacity as a director, officer or employee of us and not also presented to such person or to any other Sponsor Affiliate, or which such person or any other Sponsor Affiliate became aware of, in any other capacity, and (a) which we are financially able to undertake, (b) which we are not prohibited by contract or applicable law from pursuing or undertaking, (c) which, from its nature, is in the line of our business, (d) which is of practical advantage to us, (e) in which we have an interest or a reasonable expectancy and (f) which business opportunity has not been rejected by our board of directors. Our charter provides that, for so long as the stockholders’ agreement remains in effect, this provision of our charter may not be amended without the consent of IMC LP and the Sponsors. Our bylaws provide that, so long as the stockholders’ agreement is in effect, this provision of our bylaws may not be amended without the consent of the Sponsors.

Our charter will also provide that we have the power to renounce, by resolution of the board of directors, any interest or expectancy in, or in being offered, an opportunity to participate in, business opportunities or classes or categories of business opportunities that are (i) presented to us or (ii) developed by or presented to one or more of our directors or officers.

Advance Notice of Director Nomination and New Business

Our bylaws will provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or any duly authorized committee of our board of directors or (3) by any stockholder who was a stockholder of record at the time of provision of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than the close of business on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting.

Only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our board of directors or any duly authorized committee of our board of directors or (2) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting and or later than the later of the close of business on the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

A stockholder’s notice must contain certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us.

Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock or 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock without the approval of our board of directors. These provisions, as well as the Sponsors’ right to designate certain individuals whom we must nominate for election as directors, may delay, defer or prevent a change in control of us. Further, our board of directors has the power to increase the aggregate number of authorized shares and classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Capital Stock—Common Stock” and “—Power to Reclassify and Issue Stock,” and could authorize the issuance of shares of common stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of common or preferred stock, without approval of holders of our common stock, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our charter and bylaws will also provide that the number of directors may be established only by our board of directors (subject to the Sponsors’ right to consent to changes in the number of our directors so long as the stockholders’ agreement remains in effect,), which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Special Meetings of Stockholders” and “—Advance Notice of Director Nomination and New Business” require stockholders (other than IMC LP and the Sponsors, to the extent described above) seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Quorum for Meetings of the Board of Directors

Our bylaws will contain a provision to the effect that a majority of the directors then in office shall constitute a quorum for transaction of business at any meeting of the board of directors. In addition, so long as IMC LP and the Sponsors collectively beneficially own (directly or indirectly) a majority of Outstanding IMC Interests, if a Sponsor is entitled to designate three or more of our directors (other than any jointly appointed directors), a quorum will also require the presence of at least one of the directors nominated by such a Sponsor at the time the vote for such proposal is taken.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) a final judgment based upon a finding that his or her action or failure to act was the result of active and deliberate dishonesty by the director or officer and was material to the cause of action adjudicated. Our charter will contain a provision that eliminates our directors’ and officers’ liability to us and our stockholders for money damages to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter were to provide otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, the MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the standard of conduct or indemnification set forth above or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter will authorize us to obligate ourselves, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Following completion of this offering, we intend to purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

DESCRIPTION OF PARTNERSHIP AGREEMENT OF IMC OP, LP

We have summarized the material terms of the limited partnership agreement of our Operating Partnership. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the limited partnership agreement of IMC OP, LP, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find Additional Information.”

General

Our Operating Partnership, IMC OP, LP, is a Delaware limited partnership that was formed on July 11, 2014. All of our assets are held by, and all of our operations are conducted through, our Operating Partnership, either directly or through subsidiaries. The provisions of the limited partnership agreement described below will be in effect from and after the completion of this offering. IMC OP GP, LLC, our wholly-owned subsidiary, will be the sole general partner of our Operating Partnership.

In the future some of our property acquisitions could be financed by issuing partnership units in exchange for property owned by third parties. Such third parties would then be entitled to share in cash distributions from, and in the profits and losses of, our Operating Partnership in proportion to their respective percentage interests in our Operating Partnership if and to the extent authorized by the general partner of our Operating Partnership. Holders of outstanding partnership units will, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the limited partnership agreement), have the right to elect to redeem their partnership units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, subject to our right to acquire the partnership units tendered for redemption in exchange for an equivalent number of shares of our common stock, subject to the restrictions on ownership and transfer of our stock to be set forth in our charter. The partnership units will not be listed on any securities exchange or quoted on any inter-dealer quotation system.

Provisions in the limited partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our Operating Partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees of partnership units or other Operating Partnership interests;

•	transfer restrictions on partnership units and restrictions on admission of partners;

•	a requirement that IMC OP GP, LLC may not be removed as the general partner of our Operating Partnership without its consent;

•	the ability of the general partner in some cases to amend the limited partnership agreement and to cause our Operating Partnership to issue preferred partnership interests in our Operating Partnership with terms that it may determine, in either case, without the approval or consent of any limited partner; and

•	the right of any future limited partners to consent to transfers of units of other Operating Partnership interests except under specified circumstances, including in connection with mergers, consolidations and other business combinations involving us.

Purpose, Business and Management

Our Operating Partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), including (1) to conduct the business of ownership, construction, reconstruction, development, redevelopment, alteration, improvement, maintenance, operation, sale, leasing, transfer, encumbrance, financing, refinancing, conveyance and exchange of any asset or property of the Operating Partnership, (2) to acquire and invest in any securities and/or loans relating to such properties, (3) to enter into any partnership, joint venture, business or statutory trust arrangement, limited liability company or other similar arrangement to engage in any business permitted by or under the DRULPA, or to own interests in any entity engaged in any business permitted by or under the DRULPA, (4) to conduct the business of providing property and asset management and brokerage services, and (5) to do anything necessary or incidental to the foregoing. However, our Operating Partnership may not, without the general partner’s specific consent, which it may give or withhold in its sole and absolute discretion, take, or refrain from taking, any action that, in its judgment, in its sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us or our securities or our Operating Partnership.

The general partner is accountable to our Operating Partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. If there is a conflict between our interests or the interests of our stockholders, on the one hand, and the Operating Partnership or any current or future limited partners, on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either us or our stockholders or any limited partners; provided, however, that any conflict that cannot be resolved in a manner not adverse to either us or our stockholders or any limited partners shall be resolved in favor of us and our stockholders. The limited partners of our Operating Partnership expressly acknowledge that IMC OP GP, LLC, as general partner of our Operating Partnership, is acting for the benefit of the Operating Partnership, the limited partners and our stockholders collectively. Neither our company nor our board of directors is under any obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our Operating Partnership to take or decline to take any actions, except as described above. The limited partners agree that our status as a REIT and as a reporting company under Section 12 of the Exchange Act with our shares listed on an exchange is of benefit to the Operating Partnership and that all actions taken in good faith by the general partner in support thereof shall be deemed actions taken for the benefit of the Operating Partnership and all partners including the limited partners.

The limited partnership agreement will also provide that the general partner will not be liable to our Operating Partnership, its partners or any other person bound by the limited partnership agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any limited partner, except for any such losses sustained, liabilities incurred or benefits not derived as a result of (i) an act or omission on the part of the general partner that was committed in bad faith or was the result of active and deliberate dishonesty; (ii) in the case of any criminal proceeding, an act or omission on the part of the general partner that it had reasonable cause to believe was unlawful; or (iii) for any loss resulting from any transaction for which the general partner actually received an improper personal benefit in money, property or services in violation or breach of any provision of the limited partnership agreement. Moreover, the limited partnership agreement will provide that our Operating Partnership is required to indemnify the general partner and its members, managers, managing members, officers, employees, agents and designees from and against any and all claims that relate to the operations of our Operating Partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services in violation or breach of any provision of the limited partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Except as otherwise expressly provided in the limited partnership agreement and subject to the rights of future holders of any class or series of partnership interest, all management powers over the business and affairs of our Operating Partnership are exclusively vested in IMC OP GP, LLC, in its capacity as the sole general partner of our Operating Partnership. No limited partner, in its capacity as a limited partner, will have any right to participate in or exercise management power over the business and affairs of our Operating Partnership (provided, however, that we, in our capacity as the sole member of the general partner and not in our capacity as a limited partner of the Operating Partnership, may have the power to direct the actions of the general partner with respect to the Operating Partnership). IMC OP GP, LLC may not be removed as the general partner of our Operating Partnership, with or without cause, without its consent, which it may give or withhold in its sole and absolute discretion. In addition to the powers granted to the general partner under applicable law or any provision of the limited partnership agreement, but subject to certain other provisions of the limited partnership agreement and the rights of future holders of any class or series of partnership interest, IMC OP GP, LLC, in its capacity as the general partner of our Operating Partnership, has the full and exclusive power and authority to do all things that it deems necessary or desirable to conduct the business and affairs of our Operating Partnership, to exercise or direct the exercise of all of the powers of our Operating Partnership and to effectuate the purposes of our Operating Partnership without the approval or consent of any limited partner. The general partner may authorize our Operating Partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as it determines to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, the general partner may execute, deliver and perform agreements and transactions on behalf of our Operating Partnership without the approval or consent of any limited partner.

The limited partnership agreement provides that our Operating Partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our Operating Partnership.

Additional Limited Partners

The general partner of our Operating Partnership may cause our Operating Partnership to issue additional partnership units or other partnership interests and to admit additional limited partners to our Operating Partnership from time to time, on such terms and conditions and for such capital contributions as it may establish in its sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, partnership units or other partnership interests or securities issued by our Operating Partnership;

•	for less than fair market value; or

•	in connection with any merger of any other entity into our Operating Partnership.

The net capital contribution need not be equal for all limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any tenant of our Operating Partnership. No person may be admitted as an additional limited partner without our consent, which the general partner may give or withhold in its sole and absolute discretion, and no approval or consent of any limited partner will be required in connection with the admission of any additional limited partner.

Our Operating Partnership may issue additional partnership interests in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the units) as the general partner may determine, in its sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, the general partner may specify, as to any such class or series of partnership interest:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

•	the right of each such class or series of partnership interest to share, on a junior, senior or pari passu basis, in distributions;

•	the rights of each such class or series of partnership interest upon dissolution and liquidation of our Operating Partnership;

•	the voting rights, if any, of each such class or series of partnership interest; and

•	the conversion, redemption or exchange rights applicable to each such class or series of partnership interest.

Transferability of Interests

Except in connection with a transaction described in “—Termination Transactions,” IMC OP GP, LLC, as general partner, may not voluntarily withdraw from our Operating Partnership, or transfer or assign all or any portion of its interest in our Operating Partnership, without the consent of the holders of a majority of the limited partnership interests (excluding units owned directly or indirectly by us). Holders of limited partnership units do not vote on matters submitted to our stockholders for approval and do not generally vote on actions to be taken by the Operating Partnership, except as set forth in the preceding sentence, and as set forth below, see “—Amendments of the Limited Partnership Agreement,” “—Termination Transactions,” and “Dissolution.” The limited partners will agree not to sell, assign, encumber or otherwise dispose of their Operating Partnership units to any person (other than to us, or the general partner, to immediate family members or any trust for their benefit, to affiliates of such partner, including, without limitation, any entity controlled by such partner, to a charitable entity or a trust for their benefit, or to a lending institution as collateral for a bona fide loan, subject to certain limitations) unless they have provided the general partner a right of first offer. All transfers must be made only to “accredited investors” as defined under Rule 501 of the Securities Act or otherwise in accordance with applicable securities laws.

Amendments of the Limited Partnership Agreement

Amendments to the limited partnership agreement may be proposed by our general partner, or by the limited partners owning at least 50% of the partnership units held by the limited partners (including units held directly or indirectly by us).

Generally, the limited partnership agreement may not be amended, modified or terminated without the approval of both the general partner and limited partners holding a majority of all outstanding partnership units held by the limited partners (other than, in each case, Operating Partnership units owned directly or indirectly by us). The general partner has the power to unilaterally make certain amendments to the limited partnership agreement without obtaining the consent of the limited partners as may be required to:

•	add to its obligations as general partner or surrender any right or power granted to it as general partner or any of our affiliates for the benefit of the limited partners;

•	reflect the issuance of additional partnership units, transfer of any partnership interest or the admission, substitution, termination or withdrawal of limited partners in each case in accordance with the terms of the limited partnership agreement;

•

reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the limited partnership agreement not inconsistent with law or with other provisions of the limited partnership agreement, or make other changes concerning matters under the limited partnership agreement that will not otherwise be inconsistent with the limited partnership agreement or law;

•	set forth or amend the designations, rights, preferences, privileges and other terms and conditions of any new class of partnership interest permitted to be issued under the limited partnership agreement;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	reflect changes that are reasonably necessary for us to maintain our status as a REIT or to satisfy REIT requirements, reflect the transfer of all or any part of a partnership interest among the general partner and any entity disregarded as separate from the general partner for tax purposes or to ensure that the Operating Partnership will not be classified as a publicly traded partnership for tax purposes;

•	modify the manner in which capital accounts are computed or net income or net loss are allocated; or

•	to reflect any other modification as is reasonably necessary for the business or operation of the Operating Partnership or the general partner, which does not violate the restrictions on the general partner.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, adversely alter a partner’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the redemption rights, reduce any limited partner’s right to indemnity, create any liability of a limited partner, amend these restrictions or admit any other person as a general partner other than in accordance with the successor provisions of the limited partnership agreement or alter the protections of the limited partners in connection with Termination Transactions described below, which, in each case, must be approved by each limited partner that would be adversely affected by such amendment.

In addition, without the written consent of a majority of the partnership units held by limited partners (excluding units owned directly or indirectly by us), the general partner, may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the limited partnership agreement;

•	perform any act that would subject a limited partner to liability as a general partner in any jurisdiction or any liability not contemplated in the limited partnership agreement;

•	enter into any contract, mortgage loan or other agreement that prohibits or restricts, or has the effect of prohibiting or restricting, the ability of a limited partner to exercise its redemption/exchange rights explained below; or

•	withdraw from the Operating Partnership or transfer any portion of its general partnership interest.

Distributions to Unitholders

The limited partnership agreement provides that holders of partnership units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with the number of partnership units held by each of them and by us (subject to the rights, preferences and privileges of the holders of any class of preferred partnership interests that may be authorized and issued after the offering).

Redemption/Exchange Rights

Each limited partner shall have the right, commencing on the first anniversary of the issuance of the applicable partnership units, to require our Operating Partnership to redeem part or all of its partnership units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption. Alternatively, we may elect to acquire those partnership units in exchange for shares of our common stock. Any such exchange will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuances of stock rights, specified extraordinary distributions and similar events. Commencing on the first anniversary of the issuance of the applicable partnership units, limited partners who hold partnership units may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of our common stock being issued, any person’s actual or constructive stock ownership would exceed our ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors as described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.”

In addition, if the number of partnership units delivered by a limited partner for redemption, together with other shares of our common stock owned or attributed to that limited partner, exceeds 9.8% of the aggregate of our outstanding shares of common stock (in value or by number of shares, whichever is more restrictive) and we are eligible to file a registration statement on Form S-3 under the Securities Act, then we may also elect to redeem the partnership units with the proceeds from a public offering or private placement of our common stock. In the event we elect this option, we may require the other limited partners to also elect whether or not to participate. Participating limited partners will receive on the redemption date the proceeds per share in the public offering (less any discount or commission), but will have a limited opportunity to withdraw their partnership units from the redemption immediately prior to the pricing of the public offering.

Capital Contributions

The limited partnership agreement provides that the general partner may determine that, subsequent to the completion of this offering, our Operating Partnership requires additional funds for the acquisition of additional properties or for other purposes. Under the limited partnership agreement, we are obligated to contribute the proceeds of any offering of our shares of stock as additional capital to our Operating Partnership.

The limited partnership agreement provides that we may make additional capital contributions, including properties, to our Operating Partnership in exchange for additional partnership units. If we contribute additional capital and receive additional partnership interests for the capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of the additional capital contributions and the value of our Operating Partnership at the time of the contributions. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital and receive additional partnership interests for the capital contribution, the capital accounts of the partners may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. No person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to the Operating Partnership or the issuance or sale of any partnership units or other partnership interests.

Our Operating Partnership could issue preferred partnership interests in connection with acquisitions of property or otherwise. Any such preferred partnership interests would have priority over common partnership interests with respect to distributions from our Operating Partnership, including the partnership interests that we own.

Tax Matters

For U.S. federal income tax purposes, our Operating Partnership will be viewed as “disregarded as an entity separate from its owner,” IMC, which will beneficially own 100% of the equity interests of our Operating Partnership. As a result, all assets, liabilities and items of income, deduction and credit of the Operating Partnership will be treated as assets, liabilities and items of income, deduction and credit of IMC itself, including for purposes of the gross income and asset tests applicable to REITs. However, in the future, if one or more third-party investors are admitted as partners of the Operating Partnership, it will be classified as a partnership for U.S.

federal income tax purposes, in which case IMC OP GP, LLC will serve as the tax matters partner of our Operating Partnership and, as such, will have authority to make tax elections under the Code on behalf of our Operating Partnership.

Allocations of Net Income and Net Losses to Partners

The net income of our Operating Partnership will generally be allocated to the general partner and the limited partners in accordance with their respective percentage interests in the partnership units issued by our Operating Partnership. Net loss will generally be allocated to the general partner and the limited partners in accordance with their respective percentage interests in our Operating Partnership until the limited partner’s capital is reduced to zero and any remaining net loss would be allocated to the general partner. However, in some cases losses may be disproportionately allocated to partners who have guaranteed debt of our Operating Partnership.

LTIP Units

We may cause our Operating Partnership to issue LTIP units, which are intended to qualify as “profits interests” in our Operating Partnership for U.S. federal income tax purposes, to persons providing services to our Operating Partnership. LTIP units may be issued subject to vesting requirements, which, if they are not met, may result in the automatic forfeiture of any LTIP units issued that are subject to such vesting requirements. Generally, LTIP units will be entitled to the same non-liquidating distributions and allocations of profits and losses as the partnership units held by other limited partners on a per unit basis.

As with limited partnership units, liquidating distributions with respect to LTIP units will be made in accordance with the positive capital account balances of the holders of these LTIP units to the extent associated with such LTIP units. However, unlike limited partnership units, upon issuance, LTIP units generally will have a capital account equal to zero. Upon the sale of all or substantially all of the assets of our Operating Partnership or a book-up event for U.S. federal income tax purposes in which the book values of our Operating Partnership’s assets are adjusted, holders of LTIP units will be entitled to priority allocations of any book gain that may be allocated by our Operating Partnership to increase the value of their capital accounts associated with their LTIP units until these capital accounts are equal, on a per unit basis, to the capital accounts associated with the limited partnership units. The value of holders’ capital accounts associated with their LTIP units will determine the liquidation value of such LTIP units. In addition, once the capital account associated with a vested LTIP unit has increased to an amount equal, on a per unit basis, to the capital accounts associated with the limited partnership units, that LTIP unit generally may be converted into a limited partnership unit (subject to certain hurdle thresholds that may be set in the applicable award agreement). The book gain that may be allocated to increase the capital accounts associated with LTIP units is comprised in part of unrealized gain, if any, inherent in the property of our Operating Partnership on an aggregate basis at the time of a book-up event. Book-up events are events that, for U.S. federal income tax purposes, require a partnership to revalue its property and allocate any unrealized gain or loss since the last book-up event to its partners. Book-up events generally include, among other things, the issuance or redemption by a partnership of more than a de minimis partnership interest.

LTIP units are not entitled to the redemption right described above with respect to our limited partnership units in “—Redemption/Exchange Rights,” but any limited partnership units into which LTIP units are converted are entitled to this redemption right. LTIP units, generally, vote with the limited partnership units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP units.

Termination Transactions

The limited partnership agreement provides that our company shall not and the Operating Partnership shall not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of its assets or any reclassification or any recapitalization or change in outstanding shares of our common stock or the Operating Partnership’s partnership interests (a “termination transaction”), unless in connection with a termination transaction,

(A)	all limited partners will receive, or have the right to elect to receive, for each partnership unit an amount of cash, securities or other property equal to the product of:

•	the number of shares of our common stock into which each partnership unit is then exchangeable, and

•	the greatest amount of cash, securities or other property paid to the holder of one share of our common stock in consideration of one share of our common stock in connection with the termination transaction, provided that, if, in connection with a termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its partnership units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer; or

(B)	the following conditions are met:

•	substantially all of the assets of the surviving entity are held directly or indirectly by our Operating Partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with our Operating Partnership;

•	the holders of partnership units own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our Operating Partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•	the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the limited partners may exchange their interests in the surviving partnership for either the consideration available to the limited partners pursuant to the first paragraph in this section, or the right to redeem their common units for cash on terms equivalent to those in effect with respect to their units immediately prior to the consummation of the transaction or if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock; or

(C)	the terms are otherwise consented to by the limited partners holding a majority of the limited partnership units (excluding units owned directly or indirectly by us).

Dissolution

Our Operating Partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•	an event of withdrawal, as defined in DRULPA, including, without limitation, by reason of the bankruptcy of our general partner, unless, within 90 days after the withdrawal, a majority of interest of the remaining partners agree in writing to continue the business of our Operating Partnership and to the appointment, effective as of the date of withdrawal, of a successor general partner;

•	an election to dissolve our Operating Partnership made by the general partner, with the consent of the limited partners (including units owned directly or indirectly by us); or

•	the entry of a decree of judicial dissolution of our Operating Partnership pursuant to the provisions of DRULPA.

Upon dissolution of our Operating Partnership, the general partner, or, in the event that there is no remaining general partner, a liquidator will proceed to liquidate the assets of our Operating Partnership and apply the proceeds from such liquidation in the order of priority set forth in the limited partnership agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock or adversely affect our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon completion of this offering, we will have issued and outstanding an aggregate of 49,600,000 shares of our common stock (or up to 51,325,000 shares if the underwriters exercise their option to purchase additional shares in full). Of these shares, the 11,500,000 shares being sold in this offering (or up to 13,225,000 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act (“Rule 144”). Such shares will be subject to the volume limitations and other restrictions of Rule 144 as described below. The remaining shares of our common stock that will be outstanding upon completion of this offering, as well as shares purchased by affiliates in this offering, will be “restricted securities,” as that term is defined by Rule 144, and, subject to the lock-up agreements described under “Underwriting” as well as any other shares of our common stock held by our affiliates, may be resold only pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144, which rules are summarized below.

Lock-Up Agreements

In addition, we, our directors, our executive officers, certain other employees, IMC LP and our Sponsors have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days from the date of this prospectus, except with the prior written consent of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations associated with the purchase, ownership and disposition of our shares of common stock, as well as the applicable requirements under U.S. federal income tax laws to maintain REIT status, and the material U.S. federal income tax consequences of maintaining REIT status. This discussion is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the U.S. federal income and other tax consequences applicable to all investors in light of their particular investment or other circumstances, or to all categories of investors, some of whom may be subject to special rules (for example, insurance companies, tax-exempt organizations, partnerships, trusts, financial institutions and brokerdealers). No ruling on the U.S. federal, state, or local tax considerations relevant to our operation or to the purchase, ownership or disposition of our shares, has been requested from the IRS, or other tax authority. Kirkland & Ellis LLP has acted as our counsel in connection with the preparation of this registration statement on Form S-11, and will render the opinion described below. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Kirkland & Ellis LLP would be sustained in court. Prospective investors are urged to consult their tax advisors in order to determine the U.S. federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our shares of common stock, the tax treatment of a REIT and the effect of potential changes in the applicable tax laws.

Prior to the consummation of this offering, IMC LP caused the Predecessor REIT Subsidiaries, which consist of each of IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC, entities wholly-owned by IMC LP, to merge into us, in each case with IMC surviving the merger. We believe each of the Predecessor REIT Subsidiaries qualified as a REIT for U.S. federal income tax purposes. We are expected to be treated for U.S. federal income tax purposes as the successor to each of the Predecessor REIT Subsidiaries. We formed two entities, IMC OP GP, LLC, and the Operating Partnership, and following our merger with the Predecessor REIT Subsidiaries, contributed substantially all of our assets to the Operating Partnership. We believe that IMC will be treated for U.S. federal income tax purposes as the successor to IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC.

We have elected to qualify to be taxed as a REIT under the applicable provisions of the Code and the regulations promulgated thereunder and receive the beneficial U.S. federal income tax treatment described below, and we intend to continue operating as a REIT so long as REIT status remains advantageous. However, under applicable Treasury Regulations, if IMC failed to qualify as a REIT, or if any of the predecessor entities referred to in the paragraph above failed to qualify as a REIT prior to merging with and into IMC, including in prior taxable years, unless IMC’s failure (or such predecessor REIT’s failure) to qualify as a REIT was subject to relief under U.S. federal tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which IMC (or such predecessor REIT) failed to qualify. We will make representations to Kirkland & Ellis LLP regarding our operations in connection with the opinion on our REIT status that Kirkland & Ellis LLP will issue in connection with the registration statement on Form S-11 of which this prospectus is a part. We cannot assure you that we will continue to meet the applicable requirements under U.S. federal income tax laws, which are highly technical and complex.

In brief, a corporation that invests primarily in real estate can, if it complies with the provisions in Sections 856 through 860 of the Code, qualify as a REIT and claim U.S. federal income tax deductions for the dividends it pays to its stockholders. Such a corporation generally is not taxed on its REIT taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT. In connection with the filing of this registration statement on Form S-11, Kirkland & Ellis LLP will render an opinion that we qualified to be taxed as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2014 and thereafter.

Investors should be aware that Kirkland & Ellis LLP’s opinion will be based on the U.S. federal income tax law governing qualification as a REIT as of the date of such opinion, which is subject to change, possibly on a retroactive basis, is not binding on the IRS or any court, and speaks only as of the date issued. In addition, Kirkland & Ellis LLP’s opinion will be based on customary assumptions and conditioned upon certain representations made by IMC as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our continued qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of our gross income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Kirkland & Ellis LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Kirkland & Ellis LLP’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “—Failure to Qualify” below.

General

In any year in which we qualify as a REIT and have a valid REIT election in place, we will claim deductions for the dividends we pay to the stockholders, and therefore will not be subject to U.S. federal income tax on that portion of our REIT taxable income or capital gain which is currently distributed to our stockholders. We will, however, be subject to U.S. federal income tax at normal corporate rates on any REIT taxable income or capital gain not distributed. Even though we qualify as a REIT, we nonetheless are subject to U.S. federal tax in the following circumstances:

•	We are taxed at regular corporate rates on any REIT taxable income, including undistributed net capital gains that we do not distribute to stockholders during, or within a specified period after, the calendar year in which we recognized such income. We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our common stock.

•	We may be subject to the alternative minimum tax.

•	If we have net income from prohibited transactions, such income will be subject to a 100% tax. “Prohibited transactions” are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, rather than for investment, other than foreclosure property.

•	If we have net income from the sale or disposition of “foreclosure property,” as described below, that is held primarily for sale in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to corporate tax on such income at the highest applicable rate (currently 35%).

•

If we fail to satisfy the 75% Gross Income Test or the 95% Gross Income Test, as discussed below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (a) the amount by which we fail the 75% Gross Income Test or (b) the amount by which we fail the 95% Gross Income Test, as the case may be, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to satisfy any of the Asset Tests, as described below, other than certain de minimis failures, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or 35% of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the Asset Tests.

•	If we fail to satisfy any other REIT qualification requirements (other than a Gross Income or Asset Tests) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which federal income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders.

•	A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between us, our lessor or a TRS (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If we acquire appreciated assets from a C corporation (i.e., a corporation generally subject to corporate income tax) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of such assets during the 10-year period following their acquisition from the C corporation. The results described in this paragraph would not apply if the non-REIT corporation elects, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations, such as TRSs, the earnings of which would be subject to federal corporate income tax.

REIT Qualification Tests

The Code generally defines a REIT as a corporation, trust or association:

•	that elects to be taxed as a REIT;

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for its status as a REIT;

•	that is neither a financial institution nor an insurance company;

•	that meets the gross income, asset and annual distribution requirements;

•	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year; and

•	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals or entities treated as individuals for this purpose.

The first six conditions must be met during each taxable year for which REIT status is sought, while the last two conditions do not have to be met until the year after the first taxable year for which a REIT election is made.

Share Ownership Tests

Our common stock and any other stock we issue must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning our stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, at all times during the second half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning our stock). Our charter contains certain provisions intended to enable us to meet these requirements. First, it contains provisions restricting the transfer of our stock, which would result in any person beneficially owning or constructively owning more than 9.8% in value or by number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock or 9.8% in value of the aggregate of the outstanding shares of any class or series of our stock, including our common stock, subject to certain exceptions. We expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limit to IMC LP, the Sponsors and their affiliates. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” Additionally, the terms of the options that may be granted to the independent directors will contain provisions that prevent them from causing a violation of these tests. Our charter will also contain provisions requiring each holder of our shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with our disclosure request will be required, under regulations of the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax return for the year in which the request was made.

Subsidiary Entities

A qualified REIT subsidiary is a corporation that is wholly owned by a REIT and is not a TRS. For purposes of the Asset and Gross Income Tests described below, all assets, liabilities and tax attributes of a qualified REIT subsidiary or a limited liability company that is wholly-owned by IMC (and that has not elected to be treated as a corporation for U.S. federal income tax purposes) are treated as belonging to the REIT. A qualified REIT subsidiary and a limited liability company that is wholly-owned by IMC (and that has not elected to be treated as a corporation for U.S. federal income tax purposes) are not subject to U.S. federal income tax, but may be subject to state or local tax. Although we expect to hold all of our investments through our Operating Partnership, we may hold investments through qualified REIT subsidiaries. Additional limitations regarding our ability to invest in a TRS are described under “—Asset Tests” below. A partnership is not subject to U.S. federal income tax and instead allocates its tax attributes to its partners. The partners are subject to U.S. federal income tax on their allocable share of the income and gain, without regard to whether they receive distributions from the partnership. Each partner’s share of a partnership’s tax attributes is determined in accordance with the limited partnership agreement. For purposes of the Asset and Gross Income Tests, we will be deemed to own a proportionate share of the assets of our Operating Partnership, and we will be allocated a proportionate share of each item of gross income of our Operating Partnership.

Asset Tests

At the close of each calendar quarter of each taxable year, we must satisfy a series of tests based on the composition of our assets (the “Asset Tests”). After initially meeting the Asset Tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of our assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

At least 75% of the value of our assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities (the 75% Asset Test”). Real estate assets include (i) real property (including interests in real property and interests in mortgages on real property), (ii) shares in other qualifying REITs and (iii) any stock or debt instrument (not otherwise a real estate asset) attributable to the temporary investment of “new capital,” but only for the one-year period beginning on the date we received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by us in exchange for our stock or in a public offering of debt obligations that have a maturity of at least five years. If we invest in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either: (i) 5% of the value of our assets as to any one issuer; or (ii) 10% of the outstanding securities by vote or value of any one issuer. A partnership interest held by a REIT is not considered a “security” for purposes of these tests; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets. For purposes of the 10% value test, a REIT’s proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by a partnership.

For all of the other Asset Tests, a REIT’s proportionate share is based on its proportionate interest in the capital of the partnership. In addition, as discussed above, the stock of a qualified REIT subsidiary is not counted for purposes of the Asset Tests. Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt.” A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the following securities will not violate the 10% value test: (1) any loan made to an individual or an estate, (2) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership’s income is such that the partnership would satisfy the 75% Gross Income Test described below. In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership. Any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% Gross Income Test, and any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

A REIT may own the stock of a TRS. A TRS is a corporation (other than another REIT) that is owned in whole or in part by a REIT, and joins in an election with the REIT to be classified as a TRS. A corporation that is 35% owned by a TRS will also be treated as a TRS. Securities of a TRS are excepted from the 5% and 10% vote and value limitations on a REIT’s ownership of securities of a single issuer. However, no more than 25% of the value of a REIT’s assets may be represented by securities of one or more TRSs.

As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT status for failing to satisfy these 5% or 10% Asset Tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (ii) $10 million; provided in either case that the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of that period. If a REIT fails to meet any of the Asset Tests for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (i) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (iv) the REIT pays a tax on the failure equal to the greater of (1) $50,000, or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Section 11 of the Code, by (y) the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

We believe that our holdings of securities and other assets comply with the foregoing Asset Tests, and we intend to monitor compliance with such tests on an ongoing basis. The values of some of our assets, however, may not be precisely valued, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the Asset Tests. Accordingly, there can be no assurance that the IRS will not contend that our assets do not meet the requirements of the Asset Tests.

Gross Income Tests

For each calendar year, we must satisfy two separate tests based on the composition of our gross income, as defined under our method of accounting (the “Gross Income Tests”).

The 75% Gross Income Test

At least 75% of our gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging transactions and cancellation of indebtedness income) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) income attributable to stock or a debt investment that is attributable to a temporary investment of new capital (as described under the 75% Asset Test above) received or earned during the one-year period beginning on the date we receive such new capital (the “75% Gross Income Test”). We intend to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow us to qualify under the 75% Gross Income Test.

Income attributable to a lease of real property will generally qualify as “rents from real property” under the 75% Gross Income Test (and the 95% Gross Income Test described below), subject to the rules discussed below. Rent from a particular tenant will not qualify if we, or an owner of 10% or more of our stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease. Generally, rent will not qualify as “rents from real property” if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify as “rents from real property” if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

Rental income will not qualify if we furnish or render services to tenants or manage or operate the underlying property, other than through a permissible “independent contractor” from whom we derive no revenue, or through a TRS. This requirement, however, does not apply to the extent that the services, management or operations we provide are “usually or customarily rendered” in connection with the rental of space, and are not otherwise considered “rendered to the occupant.” If the total amount of our “impermissible tenant service income” from non-customary services exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid to us by tenants of that property to fail to qualify as rents from real property), but impermissible tenant service income will not qualify as rents from real property. However, because IMC has structured its activities such that impermissible services are generally performed by TRSs (rather than by the REIT), we do not expect impermissible tenant service income to limit IMC’s ability to maintain its REIT status. With respect to this rule, our tenants will receive some services in connection with their leases of the real properties. Our intention is that the services to be provided are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). The board of directors intends to hire qualifying independent contractors or to utilize one or more TRSs to render services which it believes, after consultation with our tax advisors, are not usually or customarily rendered in connection with the rental of space. In addition, we have represented that, with respect to our leasing activities, we will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above) (ii) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (iii) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rules described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, a 100% excise tax is imposed on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arms’ length basis. It is possible that we will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test, provided in both cases, that the interest does not depend, in whole or in part, on the income or profits of any person (other than amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, all the interest on it will nevertheless qualify under the 75% Gross Income Test if the amount of the loan does not exceed the fair market value of the real property at the time we commit to make or acquire the loan. We expect that all of our loans secured by real property will be structured this way. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

The 95% Gross Income Test

In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income (excluding gross income from prohibited transactions and certain hedging transactions and cancellation of indebtedness income) for the taxable year must be derived from (i) sources which satisfy the 75% Gross Income Test, (ii) dividends, (iii) interest, or (iv) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business (the “95% Gross Income Test”). We intend to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow us to satisfy the 95% Gross Income Test.

Our share of income from the properties will primarily give rise to rental income and gains on sales of the properties, substantially all of which will generally qualify under the 75% Gross Income and 95% Gross Income

Tests. Our anticipated operations indicate that it is likely that we will have little or no non-qualifying income. As described above, we may establish one or more TRSs. The gross income generated by these TRSs would not be included in our gross income. Any dividends from TRSs to us would be included in our gross income and qualify for the 95% Gross Income Test.

If we fail to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, we may retain our status as a REIT for such year if: (i) the failure was due to reasonable cause and not due to willful neglect, (ii) we attach to our return a schedule describing the nature and amount of each item of our gross income, and (iii) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, we would remain subject to tax equal to the greater of the amount by which we failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect our profitability.

Short-Term Leases for Purposes of 75% and 95% Gross Income Tests

As noted above, a portion of our rent is received in connection with short term leases. We have reviewed our properties and our lease arrangements, and we believe that rent attributable to these short term leases qualifies as “rents from real property” for purposes of the 75% and 95% Gross Income Tests. However, we cannot assure you that the IRS will agree that rent attributable to a particular short term lease qualifies as “rents from real property” for purposes of the 75% and 95% Gross Income Tests. If the amount of any such non-qualifying rent, together with other income that does not otherwise qualify for the 75% or 95% Gross Income Tests, exceeds 25% or 5% of our gross income, as the case may be, we may fail to qualify as a REIT unless we qualify for certain statutory relief provisions as discussed herein.

Annual Distribution Requirements

We are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount at least equal to the excess of: (i) the sum of: (a) 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (b) 90% of the net income (after tax) from foreclosure property; over (ii) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if we: (1) declared a dividend before the due date of our tax return (including extensions); (2) distribute the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) file an election with our tax return. Additionally, dividends that we declare in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31 of that year so long as the dividends are actually paid during January of the following year.

In order for our distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. If we fail to meet the annual distribution requirements as a result of an adjustment to our U.S. federal income tax return by the IRS, or under certain other circumstances, we may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

We intend to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on our earnings; however, it may not always be possible to do so. It is possible that we may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. We will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary to comply with the annual distribution requirements, will borrow funds to fully provide the necessary cash flow.

Failure to Qualify

If we fail to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, we may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, we will not be able to deduct our dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary dividends, and subject to limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

In the event that we fail to satisfy one or more requirements for qualification as a REIT, other than the 75% and the 95% Gross Income Tests and other than the Asset Tests, each of which is subject to the cure provisions described above, we will retain our REIT qualification if (a) the violation is due to reasonable cause and not willful neglect and (b) we pay a penalty of $50,000 for each failure to satisfy the provision.

Prohibited Transactions

As discussed above, we will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of our business which is not foreclosure property. There is an exception to this rule for the sale of real property that:

•	has been held for at least two years;

•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price to the extent such expenditures are incurred within the two year period preceding the date of sale;

•	in some cases, was held for production of rental income for at least two years;

•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and

•	when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year, or occurs in a year when the REIT disposes of not more than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

Our intention in acquiring and operating properties is the production of rental income and we do not expect to hold any property for sale to customers in the ordinary course of our business. We intend to hold, and, to the extent within our control, to have any joint venture to which the Operating Partnership is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. Based upon our investment objectives, we believe that overall, our properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

Tax Aspects of Our Investments in Partnerships

We are a partner in the Operating Partnership.

For U.S. federal income tax purposes, our Operating Partnership is currently viewed as “disregarded as an entity separate from its owner,” IMC, which beneficially owns 100% of the equity interests of our Operating

Partnership. As a result, all assets, liabilities and items of income, deduction and credit of the Operating Partnership are treated as assets, liabilities and items of income, deduction and credit of IMC itself, including for purposes of the Gross Income and Asset Tests applicable to REITs. However, in the future, if one or more third-party investors are admitted as partners of the Operating Partnership, it will be classified as a partnership for U.S. federal income tax purposes, in which case the remainder of this discussion will apply.

In general, a partnership is a “pass-through” entity which is not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partner received a distribution from the partnership. We will include our proportionate share of the foregoing partnership items in our income for purposes of the various REIT Gross Income Tests and in the computation of our REIT taxable income.

Each partner’s share of the Operating Partnership’s tax items is determined in accordance with the Operating Partnership’s limited partnership agreement, although the allocations will be adjusted for tax purposes if they do not comply with the technical provisions of Section 704(b) of the Code and the regulations thereunder. The Operating Partnership’s allocation of tax items is intended to comply with these provisions. Notwithstanding these allocation provisions, for purposes of complying with the Gross Income and Asset Tests applicable to REITs discussed above, we will be deemed to own our proportionate share of each of the assets of the Operating Partnership and will be deemed to have received a proportionate share of the income of the Operating Partnership, in each case based on our capital interest in the Operating Partnership. Accordingly, any increase in our REIT taxable income from our interest in the Operating Partnership, whether or not a corresponding cash distribution is also received from the Operating Partnership, will increase our distribution requirements.

Cash distributions from the Operating Partnership will not be taxable to a partner except to the extent they exceed the partner’s basis in his interest in the Operating Partnership, which includes the partner’s allocable share of the Operating Partnership’s debt.

Each year, partners will receive a Schedule K-1 tax form containing detailed tax information for inclusion in preparing their U.S. federal income tax returns. Partners are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which the Operating Partnership owns property, even if they are not residents of those states.

Entity Classification

Based on our representations relating to the conditions required to avoid classification as a “publicly traded partnership” under the Code, once we admit a third-party investor into the Operating Partnership, under existing U.S. federal income tax law and regulations, the Operating Partnership will be treated for U.S. federal income tax purposes as a partnership, and not as an association taxable as a corporation.

Tax Allocations With Respect to Book-Tax Differences for Contributed Properties

Under Section 704(c) of the Code, income, gain, loss and deductions attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for U.S. federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which is referred to as the book-tax difference. A book-tax difference also can exist with respect to an asset that has not appreciated or depreciated in economic terms if that asset has been depreciated for tax purposes. A substantial book-tax difference exists with respect to certain assets held by the Operating Partnership.

The limited partnership agreement of the Operating Partnership requires allocations of income, gain, loss and deductions attributable to the properties with respect to which there is a book-tax difference to be made in a manner that is consistent with Section 704(c) of the Code. Treasury Regulations under Section 704(c) require partnerships to use a reasonable method for allocation of items affected by Section 704(c) of the Code.

The limited partnership agreement of the Operating Partnership also requires that any gain allocated to the Operating Partnership partners upon the sale or other taxable disposition of any Operating Partnership asset must, to the extent possible after taking into account other required allocations of gain, be characterized as recapture income in the same proportions and to the same extent as the partners previously have been allocated any deductions directly or indirectly giving rise to the treatment of the gains as recapture income.

Liquidation of the Operating Partnership

If the Operating Partnership liquidates and dissolves, a distribution of its property other than money generally will not result in taxable gain to its partners, except to the extent provided in Sections 704(c)(1)(B), 731 and 737 of the Code. The basis of any property distributed to an Operating Partnership partner will equal the adjusted basis of the partner’s partnership interest, reduced by any money distributed in liquidation. A distribution of money upon the liquidation of the Operating Partnership, however, will be taxable to a partner to the extent that the amount of money distributed in liquidation, including any deemed distributions of cash as a result of a reduction in the partner’s share of partnership liabilities, exceeds the partner’s tax basis in its partnership interest.

U.S. Federal Income Taxation of Stockholders

Taxation of Taxable Domestic Stockholders.

This section summarizes the taxation of domestic stockholders that are not tax-exempt organizations. For these purposes, a domestic stockholder is a beneficial owner of our common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Notwithstanding the foregoing, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons shall also be considered domestic stockholders.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the purchase, ownership and disposition of our shares by the partnership.

Certain high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income. For these purposes, net investment income includes dividends and gains from sales of stock.

In the case of an individual, the tax is 3.8% of the lesser of the individual’s net investment income, or the excess of the individual’s modified adjusted gross income over an amount equal to (1) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (2) $125,000 in the case of a married individual filing a separate return, or (3) $200,000 in the case of a single individual.

As long as we qualify as a REIT, distributions paid to our domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will generally be ordinary income and generally will not be “qualified dividends” in the case of non-corporate domestic stockholders and will not be eligible for the dividends received deduction in the case of corporate domestic stockholders. For non-corporate domestic stockholders, qualified dividends are taxed at a maximum rate of 20%, whereas ordinary income may be taxed at rates as high as 39.6%. Distributions in excess of current and accumulated earnings and profits are treated first as a tax-deferred return of capital to the stockholder, reducing the stockholder’s tax basis in his or her common stock by the amount of such distribution, and then as capital gain.

Because our earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a tax-deferred return of capital. Additionally, because distributions in excess of earnings and profits reduce the stockholder’s basis in our stock, this will increase the stockholder’s gain on any subsequent sale of our stock. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (generally taxable at a maximum rate of 20% in the case of non-corporate domestic stockholders, subject to a maximum rate of 25% for certain recapture of real estate depreciation) to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. However, corporate stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. We may also decide to retain, rather than distribute, our net long-term capital gains and pay any tax thereon. In such instances, stockholders would include their proportionate shares of such gains in income, receive a credit on their returns for their proportionate share of our tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Although stockholders generally recognize taxable income in the year that a distribution is received, any distribution we declare in October, November or December of any year that is payable to a stockholder of record on a specific date in any such month will be treated as both paid by us and received by the stockholder on December 31 of the year it was declared if paid by us during January of the following calendar year.

Because we are not a pass-through entity for U.S. federal income tax purposes, stockholders may not use any of our operating or capital losses to reduce their tax liabilities. In certain circumstances, we may have the ability to declare a large portion of a dividend in shares of our stock. In such a case, you would be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock. In general, the sale of our common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the stockholder’s basis in the common stock sold. However, any loss from a sale or exchange of common stock by a stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the stockholder treated our distributions as long-term capital gains. We will report to our domestic stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount (if any) of U.S. federal income tax we withhold.

A stockholder may be subject to backup withholding with respect to dividends paid unless such stockholder: (i) is a corporation or comes within other exempt categories; or (ii) provides us with a taxpayer identification number, certifies as to no loss of exemption, and otherwise complies with applicable requirements. A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding can be credited against the stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of distributions made to any stockholders who fail to certify their non-foreign status to us. See “—Taxation of Non-U.S. Stockholders.” Domestic stockholders that hold our common stock through certain foreign financial institutions (including investment funds) may be subject to withholding on dividends in respect of, and the gain from the sale of, such common stock, as discussed in “—Taxation of Non-U.S. Stockholders—Recent Changes in U.S. Federal Income Tax Withholding.”

Taxation of Tax-Exempt Stockholders

The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income. Subject to the discussion below regarding a “pension-held REIT,” based upon the ruling, the analysis in the ruling and the statutory framework of the Code, distributions to a domestic stockholder that is a tax-exempt entity by us should also not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of shares of our stock with “acquisition indebtedness” within the meaning of the Code, that the shares of our stock are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that we, consistent with our present intent, do not hold a residual interest in a real estate mortgage investment conduit. Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income.

However, if any pension or other retirement trust that qualifies under section 401(a) of the Code holds more than 10% by value of the interests in a “pension-held REIT” at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute unrelated business taxable income. For these purposes, a “pension-held REIT” is defined as a REIT if such REIT would not have qualified as a REIT but for the provisions of the Code which look through such a qualified pension trust in determining ownership of stock of the REIT and either (i) at least one qualified pension trust holds more than 25% by value of the interests of such REIT or (ii) one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

Taxation of Non-U.S. Stockholders

General

The rules governing the U.S. federal income taxation of beneficial owners of our common stock that are nonresident alien individuals, foreign corporations and other foreign investors (collectively, “Non-U.S. Stockholders”) are complex, and as such, only a summary of such rules is provided in this prospectus. Non-U.S. investors should consult their tax advisors to determine the impact that U.S. federal, state and local income tax or similar laws will have on such investors as a result of an investment in our common stock.

Recent Changes in U.S. Federal Income Tax Withholding

After June 30, 2014, withholding at a rate of 30% is required on dividends in respect of, and after December 31, 2016, withholding at a rate of 30% will be required on gross proceeds from the sale of, shares of our common stock held by or through certain “foreign financial institutions” (defined broadly to include a bank, certain insurance companies, a hedge fund, a private equity fund, a mutual fund, a securitization vehicle or other investment vehicle), unless such institution enters into an agreement with the Secretary of the Treasury (unless alternative procedures apply pursuant to an applicable intergovernmental agreement between the United States and the relevant foreign government) to report, on an annual basis, information with respect to shares in, and accounts maintained by, the “foreign financial institution” to the extent such shares or accounts are held by certain U.S. persons or by certain Non-U.S. entities that are wholly or partially owned by U.S. persons. Taxes withheld under the provisions described above on distributions are generally creditable against (and not duplicative of) the withholding taxes described below. Similarly, after June 30, 2014, dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, our shares held by an investor that is a nonfinancial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the Secretary of the Treasury.

The United States Treasury is also in the process of signing intergovernmental agreements with other countries to implement the exchange of information required under this new legislation. Investors that invest in our shares through an account maintained at a non-U.S. financial institution are strongly encouraged to consult their tax advisors regarding the potential application and impact of this new legislation and any intergovernmental agreement between the United States and their home jurisdiction in connection with this new legislation.

Non-U.S. persons that are otherwise eligible for an exemption from, or a reduction of, U.S. withholding tax with respect to such distributions and sale proceeds would be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld under this new withholding tax regime.

Distributions—In General

Distributions paid by us that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such dividends to Non-U.S. Stockholders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in our shares of common stock is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as domestic stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax, or such lower rate provided by an applicable tax treaty, in the case of a Non-U.S. Stockholder that is a foreign corporation, or such lower rate provided by an applicable tax treaty). Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent they do not exceed the adjusted basis of the stockholder’s shares. Instead, they will reduce the adjusted basis of such shares. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder’s shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described in “—Sale of Shares.”

Distributions Attributable to Sale or Exchange of Real Property

Distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Stockholders would thus be required to file U.S. federal income tax returns and would be taxed at the normal capital gain rates applicable to domestic stockholders, and would be subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to any treaty exemption. However, generally a capital gain dividend from a REIT is not treated as effectively connected income for a foreign investor if (i) the distribution is received with regard to a class of stock that is regularly traded on an established securities market located in the United States; and (ii) the foreign investor does not own more than 5% of the class of stock at any time during the tax year within which the distribution is received. We expect that our common stock will continue to be regularly traded on an established securities market in the United States following this offering.

U.S. Federal Income Tax Withholding on Distributions

For U.S. federal income tax withholding purposes and subject to the discussion above under “—Recent Changes in U.S. Federal Income Tax Withholding,” we will generally withhold tax at the rate of 30% on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Stockholder, unless the Non-U.S. Stockholder provides us with a properly completed IRS (i) Form W-8BEN (in the case of an individual) or W-8BEN-E (in the case of an entity) evidencing that such Non-U.S. Stockholder is eligible for an exemption or reduced rate under an applicable income tax treaty (in which case we will withhold at the lower treaty rate) or (ii) Form W-8ECI claiming that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the U.S. (in which case we will not withhold tax). We are also generally required to withhold tax at the rate of 35% on the portion of any dividend to a Non-U.S. Stockholder that is or could be designated by us as a capital gain dividend, to the extent attributable to gain on a sale or exchange of an interest in U.S. real property. Such withheld amounts are creditable by the Non-U.S. Stockholder against its actual U.S. federal income tax liabilities, including those described in the preceding two paragraphs. The Non-U.S. Stockholder would be entitled to a refund of any amounts withheld in excess of such Non-U.S. Stockholder’s actual U.S. federal income tax liabilities, provided that the Non-U.S. Stockholder files applicable returns or refund claims with the IRS.

Sale of Shares

Gain recognized by a Non-U.S. Stockholder upon a sale of shares of our common stock generally will not be subject to U.S. federal income taxation, provided that: (i) such gain is not effectively connected with the conduct by such Non-U.S. Stockholder of a trade or business within the United States; (ii) the Non-U.S. Stockholder is not present in the United States for 183 days or more during the taxable year and certain other conditions apply; and (iii) our REIT is “domestically controlled,” which generally means that less than 50% in value of our shares was held directly or indirectly by foreign persons during the five year period ending on the date of disposition or, if shorter, during the entire period of our existence. We cannot assure you that we will qualify as “domestically controlled.”

If we were not “domestically controlled,” a Non-U.S. Stockholder’s sale of common shares would be subject to U.S. federal income taxation, unless our common shares were regularly traded on an established securities market and the selling Non-U.S. Stockholder has not directly, or indirectly, owned during a specified testing period more than 5% in value of our shares of common stock. We believe that our common stock will continue to be regularly traded on an established securities market in the United States following this offering. If the gain on the sale of our shares were subject to taxation, the Non-U.S. Stockholder would be subject to the same treatment as domestic stockholders with respect to such gain, and the purchaser of such common stock may be required to withhold 10% of the gross purchase price of such shares. If the proceeds of a disposition of common stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding unless the disposing Non-U.S. Stockholder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Prospective foreign purchasers should consult their tax advisors concerning these rules.

Whether or not we are “domestically controlled,” a Non-U.S. Stockholder generally will incur tax on gain from the sale of our common shares if (i) the gain is effectively connected with the Non-U.S. Stockholder’s U.S. trade or business and, if certain treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Stockholder, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. Stockholder will generally incur a 30% tax on his or her net U.S. source capital gains.

Other Tax Considerations

Investments in TRSs

We and any entity treated as a corporation for tax purposes in which we own an interest are allowed to jointly elect to treat such entity as a “taxable REIT subsidiary.” In addition, if any of our TRSs owns, directly or indirectly, securities representing 35% or more of the vote or value of an entity treated as a corporation for tax purposes, that subsidiary will also automatically be treated as our taxable REIT subsidiary.

Two of our subsidiaries have elected to be treated as our taxable REIT subsidiaries, and additional subsidiaries may subsequently become our TRSs. As our TRSs, these entities will pay U.S. federal and state income taxes at the full applicable corporate rates on their income (without deduction for payment of any dividends). Such TRSs will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent any of our TRSs is required to pay U.S. federal, state or local taxes, the cash available for distribution by such taxable REIT subsidiary to its stockholders, including us, will be reduced accordingly.

TRSs are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities which cannot be performed directly by REITs without jeopardizing their REIT status. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary generally may engage in any business activity, including the provision of services to a REIT’s tenants and the sale of property held for sale to customers in the ordinary course of business (such as condominiums or other for-sale housing), without causing the REIT to receive impermissible tenant service income under the REIT Gross Income Tests and without subjecting the REIT to the 100% penalty tax on prohibited transactions.

TRSs are subject to limitations on the deductibility of payments made to the associated REIT which could materially increase the taxable income of the taxable REIT subsidiary and are subject to tax of 100% on certain other payments made to the associated REIT. We will be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid to us by any of our TRSs that would be reduced through reapportionment under Section 482 of the Code in order to more clearly reflect income of the taxable REIT subsidiary. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by the REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied.

Rents will not constitute redetermined rents under Section 482 of the Code if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are excluded from the definition of impermissible tenant service income because of the 1% de minimis exception;

•	a taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT’s tenants (and other than the REIT), which persons are not related to the REIT, the REIT’s tenants or the taxable REIT subsidiary, and the charges for such services are substantially comparable;

•	rents paid to the REIT by tenants (leasing at least 25% of the net leasable space in the REIT’s property) who are not receiving the services in question from the taxable REIT subsidiary are substantially comparable to the rents paid by tenants leasing comparable space who are receiving services from the taxable REIT subsidiary and the charge for the services is separately stated; or

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the taxable REIT subsidiary’s direct cost of furnishing the service.

Although we anticipate that any fees paid to a taxable REIT subsidiary for tenant services will reflect arm’s length rates, a taxable REIT subsidiary may under certain circumstances provide tenant services which do not satisfy any of the safe harbor provisions described above. Determinations under these excise tax provisions are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes.

Tax on Built-in Gain

In May of 2011, we acquired certain properties in tax-deferred transactions, which properties were held by one or more taxable “C” corporations before they were held by us. If we dispose of any such assets during the ten-year period following acquisition of the assets from the respective taxable “C” corporation (i.e., during the ten-year period following ownership of such assets by a REIT), we will be subject to U.S. federal income tax (and applicable state and local taxes) at the highest corporate tax rates on any gain recognized from the disposition of such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to or acquired by us or one of our predecessor REITs in a tax-deferred transaction over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. Similarly, if we recognized certain other income considered to be built-in income during the ten-year period following the asset acquisitions described above, we could be subject to U.S. federal tax under the built-in gains tax rules. IMC would be subject to this corporate-level tax liability (without the benefit of the deduction for dividends paid) even if it qualifies and maintains its status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and the distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We estimate that up to approximately $170.1 million of built-in gain might be recognized for tax purposes under these rules if we were to sell all of our assets in taxable transactions. We may choose to forego otherwise attractive opportunities to sell assets in a taxable transaction during the ten-year built-in gain recognition period in order to avoid this built-in gain tax. However, there can be no assurance that such a taxable transaction will not occur. The amount of any such built-in gain tax could be material and the resulting tax liability may have a negative impact on our cash flow and may limit our ability to pay distributions required to maintain our status as a REIT. See “Distribution Policy.”

State and Local Taxes

We and you may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Our and your state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares of common stock.

Legislative Proposals

You should recognize that our and your present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect. The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. We are not currently aware of any pending legislation that would materially affect our or your taxation as described in this prospectus. You should, however, consult your advisors concerning the status of legislative proposals that may pertain to the purchase, ownership and disposition of our shares of common stock.

CERTAIN CONSIDERATIONS FOR EMPLOYEE BENEFIT PLANS

AND OTHER RETIREMENT ARRANGEMENTS

General

The following is a summary of certain considerations associated with the purchase of our common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and other plans and arrangements that are subject to Section 4975 of the Code or plans subject to any other federal, state, local, non-U.S. or other laws or regulations that are substantively similar to Title I of ERISA or Section 4975 of the Code (such federal, state, local, non-U.S. or other laws or regulations, “Similar Laws”) and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”). This discussion does not address all aspects of ERISA or Section 4975 of the Code or, to the extent not preempted, Similar Laws that may be relevant to a particular Plan in light of its particular circumstances.

Plans should also consider the entire discussion under the heading “Material United States Federal Income Tax Considerations” of this prospectus, as material contained in that section may be relevant to any decision by a Plan to purchase our common stock.

Fiduciary Obligations

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a “Benefit Plan”) and both ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Benefit Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Benefit Plan or the management or disposition of the assets of such a Benefit Plan, or who renders investment advice for a fee or other compensation (direct or indirect) to such a Benefit Plan, is generally considered to be a fiduciary of the Benefit Plan.

Fiduciary provisions of ERISA, the Code or Similar Laws may impose limitations on Plan investment in our common stock. Fiduciaries of Plans, in consultation with their advisors, should consider, to the extent applicable, the impact of such fiduciary rules and regulations on causing a Plan to invest in our common stock. Among other considerations, the fiduciary of a Plan should take into account the composition of the Plan’s portfolio with respect to diversification; the cash flow needs of the Plan and the effects thereon of the potential illiquidity of an investment in our common stock; the economic terms of the Plan’s investment in our common stock; the Plan’s funding objectives; the tax effects of such an investment and the tax considerations and related risks described in this prospectus, including under the heading “Material United States Federal Income Tax Considerations”; and the fact that stockholders are expected to consist of a diverse group of investors and the fact that the our management will not take the particular objectives of any stockholders or class of stockholders into account. Plan fiduciaries should also take into account the fact that, as discussed below, it is intended that the assets of IMC will not be considered “plan assets” of any Plan or be subject to any fiduciary or investment restrictions that may exist under pension codes specifically applicable to such Plans.

Prohibited Transaction Considerations

In addition to the fiduciary obligations discussed above, Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an applicable exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan that engaged in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition of our common stock by a Benefit Plan with respect to which IMC LP, the Sponsors or an underwriter is a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. Certain exemptions from the prohibited transaction rules could be applicable to the purchase of our common stock by a Benefit Plan depending on the type and circumstances of the fiduciary making the decision to acquire such shares and the relationship of the party in interest or disqualified person to the Benefit Plan. Included among these exemptions are the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Benefit Plan and non-fiduciary service providers to the Benefit Plan. In addition, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the shares. These class exemptions (as may be amended from time to time) include, without limitation, PTCE 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers.

Each of these exemptions contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring our common stock in reliance of these or any other exemption should carefully review the exemption to ensure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, our common stock should not be purchased by any person investing “plan assets” of any Plan, unless such purchase (i) is entitled to exemptive relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code and is otherwise permissible under all applicable Similar Laws or (ii) would not otherwise constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any Similar Laws.

ERISA Plan Asset Considerations

A fiduciary acting on behalf of a Benefit Plan, in addition to the matters described above, should take into account the following considerations in connection with an investment in our common stock.

If our assets are deemed to include “plan assets” of Benefit Plans, any transaction we enter into would be treated as a transaction with each Benefit Plan that holds our common stock and any such transaction with certain “parties in interest” (as defined in ERISA) or “disqualified persons” (as defined in Section 4975 of the Code) with respect to a Benefit Plan could be a “prohibited transaction” under ERISA or Section 4975 of the Code. If we were subject to ERISA, certain aspects of our operations and management could also violate ERISA.

ERISA Plan Assets

Under ERISA and regulations issued thereunder by the U.S. Department of Labor (the “Plan Asset Regulations”), generally, when a Benefit Plan acquires an equity interest in an entity such as IMC, such Benefit Plan’s assets would be deemed to include both that equity interest as well as an undivided interest in each of such entity’s assets, unless (i) the equity interest purchased is a “publicly-offered security” (the “Publicly-Offered Security Exception”), (ii) the entity qualifies as an “operating company” within the meaning of the Plan Asset Regulations (the “Operating Company Exception”) or (iii) another exception from holding “plan assets” under the Plan Asset Regulations is available. It is intended that the common stock offered under this prospectus should qualify for the Publicly-Offered Security Exception and/or that IMC should qualify for the Operating Company Exception.

The Publicly-Offered Security Exception

The “Publicly-Offered Security Exception” applies to an equity interest acquired by a Benefit Plan if the equity interest is (1) “freely transferable,” (2) part of a class of securities that is “widely held” and (3) either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or (b) sold to the Benefit Plan as part of a public offering pursuant to an effective registration statement under the Securities Act and the class of which such security is a part is registered under the Exchange Act within 120 days (or such later date as may be allowed by the SEC after the end of the fiscal year of the issuer in which the public offering of such security occurred. The common stock offered under this prospectus will be part of a class of securities to be registered under Section 12(b) of the Exchange Act.

Whether a security is “freely transferable” under the Plan Asset Regulations is a determination to be made based on all relevant facts and circumstances. In the case of a security that is part of an offering in which the minimum investment is $10,000 or less, the Plan Asset Regulations state that the following requirements, alone or in combination, ordinarily will not affect a finding that the security is freely transferable: (i) any prohibition against transfer or assignment of such security or rights in respect thereof to an ineligible or unsuitable investor; (ii) any restriction on, or prohibition against, any transfer or assignment which would either result in a termination or reclassification of the entity for federal or state tax purposes or which would violate any state or federal statute, regulation, court order, judicial decree or rule of law; (iii) any requirement that advance notice of a transfer or assignment be given to the entity and any requirement regarding execution of documentation evidencing such transfer or assignment (including documentation setting forth representations from either or both of the transferor or transferee as to requiring compliance with the entity’s governing instruments); or (iv) any limitation or restriction on transfer or assignment which is not created or imposed by the issuer or any person acting for or on behalf of the issuer.

Under the Regulation, a class of securities is “widely held” only if it is of a class of securities owned by 100 or more investors independent of the issuer and of each other.

The Operating Company Exception

In addition to the Publicly-Offered Security Exception, IMC may also qualify as an “operating company.” An “operating company” under the Plan Asset Regulations may include (i) an entity engaged, either directly or through wholly- or majority-owned subsidiaries, in the production or sale of a product or service other than the investment of capital or (ii) a “real estate operating company” (“REOC”). A REOC is an entity that, on the date of its first long-term investment and during an annual valuation period, has invested at least 50% of its assets (valued at cost, excluding short-term investments pending long-term commitment or distribution) in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities. In addition, a REOC must engage directly, in the ordinary course of its business, in real estate management or development activities.

In certain situations, the need to maintain “operating company” status, to the extent applicable, could adversely affect the operations of IMC. For example, we may decide not to make an otherwise favorable addition to our portfolio if it would not be a qualifying investment for purposes of the “operating company” requirements, or we may decide to liquidate a given property at an otherwise disadvantageous time based on these requirements.

There is very little authority regarding the application of ERISA and the Plan Asset Regulations to entities such as IMC, and there can be no assurance that the U.S. Department of Labor or the courts would not take a position or promulgate additional rules or regulations that could significantly impact the “plan asset” status of IMC.

Governmental Plans

Government sponsored plans are not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code. However, Similar Laws may contain fiduciary and prohibited transaction requirements similar to those contained in ERISA and Section 4975 of the Code and may include other investment limitations. Fiduciaries of governmental plans and any other plans not subject to ERISA or Section 4975 of the Code should consider the requirements applicable to an investment in our common stock in consultation with their advisers.

IRA Investors

Our common stock may be purchased or owned by investors who are investing assets of their individual retirement accounts (“IRAs”). In consultation with its advisors, each prospective investor that is an IRA should carefully consider whether an investment in our common stock is appropriate for and permissible under the terms of its governing documents. Fiduciaries of investors that are IRAs should consider in particular that our common stock may be illiquid and that a significant market may not develop for the resale of our common stock, as well as the other general fiduciary considerations described above.

Although IRAs are not generally subject to ERISA, they are subject to the provisions of Section 4975 of the Code, which prohibit transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with IMC, the underwriters or any of their affiliates, or if the fiduciary’s exercise of best judgment as a fiduciary is otherwise compromised in making such investment decision. A prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA and assessment of penalties.

Representation

By acceptance of our common stock or any interest therein, each purchaser will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser to acquire or hold our common stock constitutes assets of any Plan or (ii) the acquisition of our common stock by such purchaser will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring the shares on behalf of, or with the assets of, any Plan, consult their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments and whether an exemption would be applicable to the purchase of our common stock.

UNDERWRITING

Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are acting as representatives of the underwriters and book-running managers of this offering and Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement to which this prospectus is part, each of the underwriters named below will severally agree to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.

Total	11,500,000

The underwriting agreement will provide that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $                 per share. After the offering, the representatives may change the offering price and other selling terms. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be approximately $7.1 million (excluding underwriting discounts and commissions), including FINRA-related expenses in an amount not to exceed $20,000.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,725,000 shares from us at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase severally its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Electronic Prospectus Delivery

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Lock-Up Agreements

We, our directors, our executive officers, certain other employees, IMC LP and our Sponsors have each agreed, for a period of 180 days after the date of this prospectus, subject to certain exceptions as described below, not to directly or indirectly, without the prior written consent of each of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing. The foregoing restrictions do not apply to (i) shares acquired in the open market after this offering; (ii) transfers, distributions or other dispositions of shares without consideration to affiliates, subsidiaries, equity owners of the undersigned or to any entity or investment fund controlled by or under common control with the undersigned, subject to the condition that any such transferee agrees to be bound by the same restrictions described in the preceding sentence; (iii) transfers to us for the purpose of satisfying any tax or other governmental withholding obligations (including estimated taxes) due as a result of the exercise of options, warrants or the conversion of a security or as a result of the vesting of or upon the receipt of equity awards; (iv) bona fide pledges of shares pursuant to customary financing transactions entered into in the ordinary course of business, subject to the condition that any such pledgee agrees to be bound by the same restrictions described in the preceding sentence; (v) transfers of shares pursuant to a final judicial or regulatory order of a court or regulatory agency; and (vi) certain other customary exceptions.

Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	the information set forth in this registration statement;

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies;

•	neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price; and

•	other factors deemed relevant by us and the underwriters.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the NYSE

Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol “IMC.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses. On August 15, 2014, our Operating Partnership entered into a $405 million first lien term loan facility, a $125 million second lien term loan facility and a $50 million first lien senior secured revolving credit facility. Each of the underwriters participated as joint lead arrangers and joint bookrunners in connection with the Refinancing Transactions and received customary fees in connection therewith. Affiliates of each of the book-running managers are lenders under the revolving credit facility.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, the securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

The Netherlands

The common stock offered hereby, may solely be offered, sold, transferred or delivered to qualified investors (gekwalificeerde beleggers) within the meaning of section 1:1 of the Financial Supervision Act (Wet op het financieel toezicht), as amended from time to time, in the Netherlands. No approved prospectus is required in connection with the offering in the Netherlands pursuant to the Prospectus Directive (Directive 2003/71/EC), as amended.

LEGAL MATTERS

Certain legal matters in connection with the common stock offered hereby, including certain tax matters will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Venable LLP, Baltimore, Maryland, will pass upon the validity of the shares of our common stock offered hereby and certain other matters under Maryland law. Certain legal matters in connection with the common stock offered hereby will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2014 and 2013 and for each of the three years ended December 31, 2014, 2013 and 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act, of which this prospectus is a part. This prospectus does not contain all of the information found in the registration statement or exhibits filed with the registration statement. For further information regarding us and the common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits. The registration statement of which this prospectus forms a part, including its exhibits, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, as a result, will be required to file periodic reports, proxy statements and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at http://www.imcenters.com and we will make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements and furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

To the Stockholders of

International Market Centers, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of International Market Centers, Inc. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

March 31, 2015, except for the last paragraph of Note 17, as to which the date is April 24, 2015

International Market Centers, Inc.

Consolidated Balance Sheets

(In thousands, except per share and share amounts)
	March 31,	December 31,
	2015 (Unaudited)	2014	2013
Assets
Rental properties
Land and land improvements	$75,328	$74,424	$74,335
Buildings and building improvements	660,711	651,100	639,858
Tenant improvements	36,976	35,726	35,079
Furniture, fixtures and equipment	18,780	17,905	15,595

	791,795	779,155	764,867
Less: Accumulated depreciation	(113,314)	(106,013)	(80,284)

Net investment in rental properties	678,481	673,142	684,583
Cash	8,129	24,177	22,935
Restricted cash	4,372	4,185	32,003
Accounts receivable, net	9,710	14,491	17,993
Straight-line rents receivable, net	13,183	12,445	9,872
Notes receivable, net	5,499	5,385	6,450
Deferred leasing costs, net	8,699	8,277	5,404
Deferred financing costs, net	8,784	9,115	3,152
Intangible assets, net	24,058	25,181	44,552
Goodwill	4,152	4,152	2,610
Deferred tax assets, net	—	—	1,417
Prepaid expenses and other assets	8,420	8,062	8,370

Total assets	$773,487	$788,612	$839,341

Liabilities and Equity
Long-term debt, net	$542,925	$533,680	$526,228
Accounts payable and accrued expenses	15,990	23,702	25,310
Taxes payable	383	403	1,566
Prepaid rent	3,422	3,244	3,497
Unearned rent	12,199	23,200	22,356
Tenant security deposits	5,234	5,068	4,861
Below market leases, net	1,993	2,067	4,027
Deferred tax liabilities, net	1,810	1,810	—
Other liabilities	6,291	6,105	1,209

Total liabilities	590,247	599,279	589,054

Commitments and contingencies (Note 10)
Equity
Preferred stock, $0.01 par value, $125 aggregate redemption value; 50,000,000 shares authorized, 125 shares issued and outstanding	—	—	—
Common stock, $0.01 par value; 300,000,000 shares authorized, 38,100,000 shares issued and outstanding	381	381	—
Additional paid-in capital	192,847	195,716	—
Accumulated deficit	(9,988)	(6,764)	—
Members’ capital	—	—	250,287

Total equity	183,240	189,333	250,287

Total liabilities and equity	$773,487	$788,612	$839,341

The accompanying notes are an integral part of these consolidated financial statements.

International Market Centers, Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)
	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013	2012
	(Unaudited)
Revenues
Base rents	$33,893	$30,193	$125,432	$114,944	$94,822
Recoveries from tenants	1,789	2,795	9,516	11,841	18,200
Tradeshow license fees	2,632	2,636	15,405	13,441	15,061
Sponsorships, publications and other income	3,765	3,637	12,448	10,350	10,486

Total revenues	42,079	39,261	162,801	150,576	138,569

Expenses
Real estate taxes and insurance	2,703	2,645	10,563	10,806	11,673
Utilities	2,696	2,932	12,009	11,504	9,883
Building operations	3,587	3,464	12,996	11,900	13,821
Market operations	7,534	7,353	24,861	24,684	20,687
General and administrative	6,553	6,753	29,410	26,893	36,426
Depreciation and amortization	12,469	13,106	51,842	61,706	76,691

Total expenses	35,542	36,253	141,681	147,493	169,181

Other (expenses) income
Interest expense	(8,857)	(8,121)	(34,080)	(33,131)	(32,428)
Interest and other investment income	178	179	712	757	728
Loss on extinguishment of debt	—	—	(12,533)	—	—

Total other expenses	(8,679)	(7,942)	(45,901)	(32,374)	(31,700)

Loss before income taxes	(2,142)	(4,934)	(24,781)	(29,291)	(62,312)
Provision for income taxes	1,078	1,200	4,770	3,550	1,076

Net loss	(3,220)	(6,134)	(29,551)	(32,841)	(63,388)

Preferred share dividends	4	19	53	75	70

Net loss attributable to common stockholders/members	$(3,224)	$(6,153)	$(29,604)	$(32,916)	$(63,458)

Net loss per share attributable to common stockholders/members, basic and diluted	$(0.08)	$(0.16)	$(0.78)	$(0.86)	$(1.67)

Weighted average common shares outstanding, basic and diluted	38,100	38,100	38,100	38,100	38,100

The accompanying notes are an integral part of these consolidated financial statements.

International Market Centers, Inc.

Consolidated Statements of Changes in Equity

(In thousands, except share amounts)
	Stockholders’ Equity
	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Members’ Capital	Total Equity
Balances at December 31, 2011	—	$—	—	$—	$—	$—	$343,425	$343,425
Incentive unit compensation expense	—	—	—	—	—	—	2,900	2,900
Net loss to common members	—	—	—	—	—	—	(63,458)	(63,458)
Predecessor Group’s preferred share issuance	—	—	—	—	—	—	436	436
Allocation of Predecessor Group’s preferred return	—	—	—	—	—	—	70	70
Payments of Predecessor Group’s preferred share dividends	—	—	—	—	—	—	(70)	(70)

Balances at December 31, 2012	—	—	—	—	—	—	283,303	283,303
Contributions received	—	—	—	—	—	—	4,600	4,600
Distributions paid	—	—	—	—	—	—	(6,000)	(6,000)
Incentive unit compensation expense	—	—	—	—	—	—	1,300	1,300
Net loss to common members	—	—	—	—	—	—	(32,916)	(32,916)
Allocation of Predecessor Group’s preferred return	—	—	—	—	—	—	75	75
Payments of Predecessor Group’s preferred share dividends	—	—	—	—	—	—	(75)	(75)

Balances at December 31, 2013	—	—	—	—	—	—	250,287	250,287
Contributions received	—	—	—	—	—	—	2,650	2,650
Distributions paid	—	—	—	—	(22,519)	—	(11,900)	(34,419)
Allocation of Predecessor Group’s preferred return	—	—	—	—	—	—	45	45
Payments of Predecessor Group’s preferred share dividends	—	—	—	—	—	—	(45)	(45)
Predecessor Group’s preferred share redemption	—	—	—	—	—	—	(375)	(375)
Recapitalization	125	—	—	—	218,327	—	(218,327)	—
Issuance of common stock	—	—	38,100,000	381	(380)	—	—	1
Incentive unit compensation expense	—	—	—	—	288	—	505	793
Net loss attributable to common stockholders/members	—	—	—	—	—	(6,764)	(22,840)	(29,604)
Allocation of IMC’s preferred return	—	8	—	—	—	—	—	8
Payments of IMC’s preferred share dividends	—	(8)	—	—	—	—	—	(8)

Balances at December 31, 2014	125	—	38,100,000	381	195,716	(6,764)	—	189,333
Dividends paid (unaudited)	—	—	—	—	(3,000)	—	—	(3,000)
Incentive unit compensation expense (unaudited)	—	—	—	—	131	—	—	131
Net loss attributable to common stockholders (unaudited)	—	—	—	—	—	(3,224)	—	(3,224)
Allocation of IMC preferred return (unaudited)	—	4	—	—	—	—	—	4
IMC preferred share dividends accrued (unaudited)	—	(4)	—	—	—	—	—	(4)

Balances at March 31, 2015 (unaudited)	125	$—	38,100,000	$381	$192,847	$(9,988)	$—	$183,240

The accompanying notes are an integral part of these consolidated financial statements.

International Market Centers, Inc.

Consolidated Statements of Cash Flows

(In thousands)
	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013	2012
	(Unaudited)
Cash flows from operating activities
Net loss	$(3,220)	$(6,134)	$(29,551)	$(32,841)	$(63,388)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Deferred income taxes	—	—	1,685	711	(2,128)
Depreciation and amortization	12,469	13,106	51,842	61,706	76,691
Noncash portion of loss on extinguishment of debt	—	—	6,765	—	—
Payment of discount upon debt extinguishment	—	—	(5,730)	—	—
Incentive unit compensation expense	131	200	793	1,300	2,900
Amortization and write-off of above and below market lease intangibles, net	227	904	2,306	4,662	15,321
Amortization of long-term debt discount	257	478	1,665	1,864	1,791
Amortization of deferred financing costs	343	308	1,339	1,244	1,215
Amortization of notes receivable discount	(175)	(175)	(702)	(702)	(702)
Write off of notes receivable	—	92	92	100	—
Straight line rent adjustment	(838)	(1,186)	(3,315)	(2,369)	(4,232)
Provision for bad debt expense	202	510	2,470	1,710	3,461
Provision for uncollectible notes receivable	—	—	698	—	—
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	4,731	5,870	1,452	(4,503)	(6,044)
Decrease in prepaid expenses and other assets	93	1,545	4,489	122	4,456
(Decrease) increase in accounts payable and accrued expenses	(7,120)	(1,898)	(7,534)	4,815	6,605
(Decrease) increase in taxes payable	(20)	421	(1,163)	499	(1,118)
Increase (decrease) in prepaid rent	138	(185)	(253)	738	2,759
(Decrease) increase in unearned rent	(11,067)	(9,587)	844	250	(1,068)
Increase (decrease) in other liabilities	182	(144)	(261)	(101)	421

Net cash (used in) provided by operating activities	(3,667)	4,125	27,931	39,205	36,940

Cash flows from investing activities
Acquisition of real estate, net of cash acquired	(11,082)	—	—	—	—
Additions to rental properties	(5,184)	(3,057)	(15,459)	(22,480)	(8,307)
Additions to deferred leasing costs	(854)	(770)	(4,932)	(4,008)	(1,841)
Additions to internal software costs	(163)	(145)	(1,179)	(781)	(830)
Changes in tenant security deposits	103	(7)	207	638	(96)
Changes in restricted cash	(187)	1,401	27,818	(1,955)	(9,990)
Payments received on notes receivable	9	218	1,300	1,025	890
Issuance of notes receivable	—	—	—	—	(295)
Loan to parent	—	—	—	(1,000)	(2,663)

Net cash (used in) provided by investing activities	(17,358)	(2,360)	7,755	(28,561)	(23,132)

Cash flows from financing activities
Debt issuance and other financing costs	(944)	—	(7,712)	(3)	(10)
Proceeds from revolving credit facility	10,000	—	11,000	—	—
Proceeds from issuance of senior secured term loans	—	—	522,300	—	—
Debt principal payments	(1,012)	(7,334)	(526,228)	(13,471)	(5,860)
Proceeds from preferred shares issuance	—	—	—	—	436
Preferred shares redeemed	—	—	(375)	—	—
Preferred share dividends paid	—	—	(53)	(75)	(70)
Proceeds from recapitalization	—	—	1	—	—
Deferred offering costs paid	(67)	—	(1,608)	—	—
Contributions received	—	2,650	2,650	4,600	—
Distributions and dividends paid	(3,000)	(2,650)	(34,419)	(6,000)	—

Net cash provided by (used in) financing activities	4,977	(7,334)	(34,444)	(14,949)	(5,504)

Net (decrease) increase in cash	(16,048)	(5,569)	1,242	(4,305)	8,304
Cash
Beginning of period	24,177	22,935	22,935	27,240	18,936

End of period	$8,129	$17,366	$24,177	$22,935	$27,240

Supplemental disclosure of cash flow information
Interest paid			$32,079	$29,204	$29,389
Income tax paid			4,179	2,947	4,100

Noncash transactions
Additions to building and improvements included in accounts payable and accrued expenses	$2,222	$667	$2,580	$1,139	$2,263
Additions to deferred leasing costs included in accounts payable and accrued expenses	315	—	—	—	—
Cash acquired in business combination	168	—	—	—	—
Incremental ARO liability capitalized to building and improvements included in other liabilities	—	—	5,157	—	—
Deletions from (additions to) notes receivable transferred to (from) accounts receivable	122	4	(323)	(230)	(565)
Debt issuance and other financing costs accrued, not paid	981	—	1,912	—	—
Deferred offering costs accrued, not paid	2,872	—	2,573	—	—
Preferred share dividends accrued, not paid	4	19	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

1.	Nature of the Business and Basis of Presentation

International Market Centers, Inc. (the “Company”) was incorporated in Maryland on June 27, 2014. On June 30, 2014, the Company issued 38,100,000 shares of common stock to International Market Centers, LP (the “Parent Company”), its sole stockholder, at $0.00003 per share. The Company was formed by the Parent Company in anticipation of the initial public offering to operate as a real estate investment trust (“REIT”) and to succeed in the ownership of the properties and business conducted by the wholly-owned subsidiaries of the Parent Company: IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC (the “Predecessor REIT Subsidiaries”) and IMC Manager, LLC which managed the day-to-day operations of the Predecessor REIT Subsidiaries (collectively, the “Predecessor Group”). On August 15, 2014, the Parent Company, through a series of restructuring transactions, caused each of the Predecessor REIT Subsidiaries to merge into the Company, with the Company surviving the merger. The Company also caused a wholly-owned subsidiary of the Company to merge with and into IMC Manager, LLC, with IMC Manager, LLC surviving the merger as a subsidiary of the Company, and the interests of the Parent Company in IMC Manager, LLC being canceled. Additionally, the Company caused certain of its wholly-owned taxable REIT subsidiaries (each, a “TRS”) to merge with and into IMC TRS, LLC. The Company contributed substantially all of its assets to IMC OP, LP (the “Operating Partnership”). The operations of the Company are carried on through the Operating Partnership. The Company is self-administered and self-managed. The restructuring transactions were accounted for at historical cost due to the existence of common control.

Due to the merger among entities under common control, the Company’s financial condition as of December 31, 2013 reflects the combined financial condition of the Company and the Predecessor Group and the results of operations for the years ended December 31, 2013 and 2012 and three months ended March 31, 2014 (unaudited) reflect the combined results of operations of the Company and the Predecessor Group. The Company’s consolidated financial condition and results of operations as of and for the year ended December 31, 2014 reflect the financial condition and results of the Predecessor Group combined with the Company for the period up to August 15, 2014, and the Company’s consolidated results for the period after August 15, 2014 through December 31, 2014 and January 1, 2015 through March 31, 2015 (unaudited). Intercompany accounts and transactions have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The Parent Company holds 100% of the common equity ownership interest in the Company. Effective August 15, 2014, the Company issued 125 shares of its Series A Preferred Stock to unrelated third-parties. Each share accrues on a daily basis a cumulative preferential cash dividend payable semi-annually in arrears at the rate of 12.5% per annum of the total of $1,000 per share.

The Company is the largest host of business-to-business markets for the combined home furniture, home décor and gift industries in North America. Markets are business-to-business trade gatherings typically lasting one week where sellers display and market their products to their customers (retailers, interior designers and home builders). On January 16, 2015, a wholly-owned subsidiary of the Company acquired the Commerce & Design Building (“C&D Building”), a furniture showroom building in High Point, North Carolina. See Note 15 – Real Estate Acquisitions (Unaudited). As of March 31, 2015 (unaudited), the Company owned or had interests in properties and developable land in High Point, North Carolina and Las Vegas, Nevada (the “High Point Property” and the “Las Vegas Property,” collectively, the “Properties”). The Properties aggregate 17 buildings actively used for furniture and accessory showroom space and three buildings available but not currently utilized in operations. In total, the Properties have approximately 12.1 million gross square feet of furniture and accessory showroom space, 4,970 parking spaces and 29.4 acres of land available for development. The Company primarily leases this space on a long-term basis to manufacturers and suppliers of home furniture, home décor and gift products that participate in the Company’s Markets. Any references to square feet, number of parking spaces or acres are unaudited.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2015, the consolidated statement of changes in equity for the three months ended March 31, 2015, and the consolidated statements of operations and of cash flows for the three months ended March 31, 2015 and 2014 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements and include, in management’s opinion, all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s unaudited interim financial statements. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the year ending December 31, 2015, any other interim periods, or any other future year or period.

Rental Properties

Rental properties are stated at cost less accumulated depreciation. Costs directly related to the acquisition, development and construction of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. The cost and accumulated depreciation of rental properties retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operations.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Land improvements	7 to 15 years
Buildings and building improvements	15 to 39 years
Tenant improvements	The shorter of the remaining term of the related lease or useful life
Furniture, fixtures and equipment	3 to 7 years

Depreciation expense related to rental properties during the three months ended March 31, 2015 and 2014 (unaudited) was $8.3 million and $8.5 million, respectively. Depreciation expense related to rental properties during the years ended December 31, 2014, 2013 and 2012 was $32.8 million, $33.1 million and $30.3 million, respectively.

Acquired Lease Intangibles

Above-market and below-market lease values for acquired properties are initially recorded based on the present value, (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. The average lives of intangible assets and below-market leases, exclusive of write-offs and fully amortized intangible assets and below-market leases, are approximately 28 months as of December 31, 2014 and 2013.

Above-market lease values are amortized as a reduction of rental revenue in the consolidated statements of operations over the remaining noncancelable term of the related leases while below-market lease values are amortized as an increase to rental revenue in the consolidated statements of operations over the initial term of the related leases and any below-market fixed-rate renewal periods.

Other intangible assets acquired include amounts for in-place lease values and tenant relationship values, which are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses.

Characteristics considered by management in valuing tenant relationships include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals. The value of in-place leases is amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles is amortized to expense over the anticipated life of the relationships.

Unamortized in-place lease values are charged to amortization expense upon early termination of the lease. Unamortized above-market and below-market lease values are charged to revenue upon early termination of the lease. The cost basis and accumulated amortization of all purchased intangibles, except tenant relationships, are removed from the accounts when the respective tenant vacates its current space and moves to a different building in the portfolio. When a tenant vacates its current space and moves to a new space within the same building, the Company evaluates the economics of the new lease agreement. If the economics of the new lease agreement are deemed to be comparable or more favorable to the Company, then the Company will continue to maintain the associated purchased intangibles on the consolidated balance sheet.

Internal Use Software

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. Capitalized software costs are included in intangible assets, net on the consolidated balance sheets and are primarily amortized over a five-year period. Software costs that do not meet capitalization criteria are expensed immediately.

Above Market Ground Lease

The fair market value of the above market ground lease is amortized on the straight-line basis over the remaining lease life and is included in building operations expense in the consolidated statements of operations. The remaining life is approximately 57.5 years as of December 31, 2014. The unamortized amount of the above market ground lease is included in other liabilities on the consolidated balance sheets and was $0.5 million as of March 31, 2015 (unaudited) and $0.5 million and $0.6 million as of December 31, 2014 and 2013, respectively.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

Impairment Evaluation

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of the Financial Accounting Standards Board (“FASB”) Codification Topic 360, Property, Plant, and Equipment, management periodically assesses whether there are any indicators that the value of the Company’s rental properties held for use may be impaired. In addition to identifying any specific circumstances which may affect a property or properties, management considers other criteria for determining which properties may require assessment for potential impairment. The criteria considered by management includes reviewing properties with low occupancy rates, significant near-term lease expirations, current and historical operating and/or cash flow losses, near-term mortgage debt maturities or other factors that might impact the Company’s intent and ability to hold the property. A property’s value is impaired only if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Company’s estimates of aggregate future cash flows expected to be generated by each property are based on a number of assumptions. These assumptions are generally based on management’s experience in its local real estate markets and the effects of current market conditions. The assumptions are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter management’s assumptions, the future cash flows estimated by management in its impairment analyses may not be achieved, and actual losses or impairment may be realized in the future.

Cash

Cash includes all cash and liquid investments with an initial maturity of three months or less.

Restricted Cash

At March 31, 2015, restricted cash, consisting of tenant security deposits under lease agreements, totaled $4.4 million (unaudited). At December 31, 2014, restricted cash, consisting of tenant security deposits under lease agreements, totaled $4.2 million. At December 31, 2013, restricted cash of $32.0 million consisted of lockboxes, tenant security deposits and cash escrowed under loan agreements for debt service, real estate taxes, property insurance, tenant improvements and capital improvements. Restricted cash related to tenant security deposits totaled $3.5 million at December 31, 2013. Restricted cash related to lockboxes, escrow and other reserve funds totaled $28.5 million at December 31, 2013. Changes in restricted cash are reflected as an investing activity on the consolidated statements of cash flows.

Allowance for Doubtful Accounts and Straight-line Rents Receivable

Accounts receivable and straight-line rents receivable are carried net of allowances for doubtful accounts. Accounts receivable consist primarily of amounts due for contractual lease payments and reimbursements of common area maintenance expenses, real estate taxes and other costs recoverable from tenants. Straight-line rents receivable represent the amount by which the cumulative straight-line revenue recorded to date exceeds cash rents billed to date under the lease agreement. The allowance for doubtful accounts and straight-line rents receivable is increased or decreased through bad debt expense. Management’s determination of the adequacy of the allowance for doubtful accounts and allowance for straight-line rents receivable is performed using a methodology that incorporates a specific identification analysis and includes an overall evaluation of the Company’s historical loss trends and other relevant factors. This determination requires significant judgment and estimates about matters that are uncertain at the time the estimates are made, including the creditworthiness of specific tenants and general economic trends and conditions. Since these factors are beyond the Company’s control, actual results can differ from management’s estimates, and such differences could be material.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

Notes Receivable

Certain subsidiaries of the Company entered into tax incremental financing agreements with the City of Las Vegas Redevelopment Agency (“LVRA”), which resulted in the LVRA issuing five promissory notes maturing in June 2025 that require annual installments of principal and interest (the “TIF Notes”). The Company evaluates the collectability of both principal and interest on these notes based on an assessment of any significant changes in the amount and timing of the TIF Notes’ expected future cash flows. The notes are considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When the notes are considered to be impaired, the amount of loss is calculated by comparing the carrying value to the fair value. The estimated fair value for these notes is based on Level 3 inputs, such as discount rate risk premiums, using a present value of future cash flow valuation technique that relies on management assumptions and qualitative observations. The Company recorded these notes at fair value as part of purchase accounting as of May 2, 2011 in the aggregate amount of $17.0 million and provided an unearned discount for notes receivable in the amount of $10.0 million. See Note 4 – Notes Receivable, Net.

Deferred Leasing Costs

Costs incurred in connection with successful property leasing are capitalized as deferred leasing costs. Certain employees of the Company are compensated for providing leasing services to the Properties. Deferred leasing costs consist of internal payroll costs, which are amortized using the straight-line method of accounting over the lives of the leases that generally range from one to five years and are included in depreciation and amortization in the consolidated statements of operations. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease. Amortization of deferred leasing costs approximated $0.7 million and $0.5 million during the three months ended March 31, 2015 and 2014 (unaudited), respectively. Amortization of deferred leasing costs approximated $2.1 million, $1.7 million and $0.9 million during the years ended December 31, 2014, 2013 and 2012, respectively. Amounts capitalized approximated $1.2 million for the three months ended March 31, 2015 (unaudited) and $4.9 million, $4.0 million and $1.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. A summary of the Company’s deferred leasing costs as of the end of each period presented is as follows:

(In thousands)	March 31,	December 31,
	2015	2014	2013
	(Unaudited)
Deferred leasing costs, net
Deferred leasing costs	$12,704	$11,535	$7,053
Accumulated amortization	(4,005)	(3,258)	(1,649)

Deferred leasing costs, net	$8,699	$8,277	$5,404

Deferred Financing Costs

Costs incurred in obtaining financing are capitalized and amortized, using the effective interest method for term debt and the straight-line method for revolving debt, over the term of the related indebtedness. Amortization of such costs is included in interest expense and was approximately $0.3 million each for the three months ended March 31, 2015 and 2014 (unaudited) and $1.3 million, $1.2 million and $1.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. If a debt instrument is paid off prior to its original maturity date, the unamortized balance of debt issuance costs is recorded as gain or loss on the extinguishment of debt.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as other assets until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. The Company has recorded $4.5 million and $4.2 million of deferred offering costs as of March 31, 2015 (unaudited) and December 31, 2014, respectively, included in prepaid expenses and other assets in the accompanying consolidated balance sheets in contemplation of a probable 2015 equity financing. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statements of operations. The Company did not record any deferred offering costs as of December 31, 2013.

Goodwill

The Company had goodwill of approximately $4.2 million as of March 31, 2015 (unaudited) and $4.2 million and $2.6 million as of December 31, 2014 and 2013, respectively, resulting from the Parent Company’s acquisition of the High Point Property’s publishing business on May 2, 2011. The Company’s goodwill resides on the books of IMC TRS, LLC, which is considered a separate reporting unit under FASB Codification Topic 350, Goodwill and Other Intangible Assets (“ASC 350”). During the year ended December 31, 2014, the Company recorded an out of period adjustment to correct an error related to the 2011 purchase price allocation which resulted in an additional allocation to goodwill and deferred tax liabilities representing the difference between the book and tax base for the net assets acquired in the amount of $1.5 million. See Note 16 – Out of Period Adjustments. There were no changes to the carrying amount of goodwill during the year ended December 31, 2013.

In accordance with ASC 350, the Company does not amortize goodwill. ASC 350 requires that goodwill be reviewed for impairment at least annually. The Company records impairment losses on goodwill when events and circumstances indicate that impairment has occurred.

The assessment of goodwill impairment involves valuing the reporting unit that carries goodwill. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company does not calculate the fair value of the reporting unit unless the Company determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. If the Company determines this, then the first quantitative step is a comparison of the fair value of the reporting unit with its carrying amount. If the fair value exceeds the carrying amount, the goodwill is not impaired. If the fair value of the reporting unit is below the carrying amount, then a second step is performed to measure the amount of the impairment, if any. The test for impairment involves the use of estimates related to the fair value of the reporting unit’s operations with which goodwill is associated.

The Company determined in its annual assessments for the years ended December 31, 2014, 2013 and 2012 that it is more likely than not that the fair value of its reporting unit that carries goodwill is not less than its carrying amount. As such, the Company did not perform a second step analysis for the years ended December 31, 2014, 2013 and 2012.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

Revenue Recognition

Base rental revenue is recognized on a straight-line basis over the terms of the respective leases. Lease incentives, which are included as reductions of rental revenue are recognized on a straight-line basis over the term of the lease. Straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease agreements. Straight-line rent adjustments are recorded within base rents on the consolidated statements of operations and approximated $0.8 million and $1.2 million for the three months ended March 31, 2015 and 2014 (unaudited), respectively, and $3.3 million, $2.4 million and $4.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. Prepaid and unearned rents represent lease payments received from tenants in advance and rents currently billed for rental periods subsequent to each reporting period, in accordance with the lease agreements including certain leases of the High Point Property that provide for semi-annual billing of rents. Recoveries from tenants are for certain costs as provided in the lease agreements. These costs generally include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs. In addition, rental revenue is impacted by management’s determination of whether improvements to the Properties, whether made by the Company or by the tenant, are landlord assets. The determination of whether an improvement is a landlord asset requires judgment. In making this judgment, management’s primary consideration is whether the improvement would be utilized by another tenant upon move out of the improved space by the then-existing tenant. If the Company has funded an improvement that is determined not to be landlord assets, then the costs of the improvement are treated as lease incentives. If the tenant has funded the improvement that is determined to be landlord assets, then the costs of the improvement are treated as deferred revenue and the cost is amortized into revenue over the lease term. Short-term exhibitor license and advertising agreements entered into in conjunction with the Company’s semi-annual markets, are billed in advance and recorded as deferred income until such revenue is recognized to income in the month of the respective trade show. Percentage rents, which represent additional rents based upon the level of sales achieved by certain tenants, are recognized at the end of the lease year or earlier if the Company has determined the required sales level is achieved and the percentage rents are collectible.

Advertising Expense

The Company recognizes the cost of advertising in the period such advertising first takes place. Advertising costs of $0.7 million each for the three months ended March 31, 2015 and 2014 (unaudited) and $3.3 million, $3.0 million and $3.0 million for the years ended December 31, 2014, 2013 and 2012, respectively, are included in market operations within the consolidated statements of operations.

Asset Retirement Obligations

Six of the buildings in the High Point Property have nonfriable asbestos containing materials (“ACM”). If these buildings were to undergo a renovation that affects these materials, or if the buildings are demolished, certain existing environmental regulations specify the manner in which the ACM must be handled and disposed. The Company recognizes the fair value of asset retirement obligations in the period in which a determination is made that a legal obligation exists to remediate the building at the end of its useful life and the cost of the obligation can be reasonably estimated. The liability amount is based on future retirement cost estimates and incorporates many assumptions such as future inflation rates and the risk-adjusted discount rate. When the liability is initially recorded, the Company capitalizes the cost by increasing the related asset balance. If the estimated future cost or expected settlement date of the asset retirement obligation changes, the Company records an adjustment to both the asset retirement obligation and the related asset. During the year ended December 31, 2014, the Company recorded an increase of $5.2 million to the carrying amount of the liability and capitalized the related cost to buildings and building improvements on the consolidated balance sheets as a result of an adjustment related to the discovery of additional ACM existing at certain buildings at acquisition. Over time, the liability is increased

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

and expense is recognized for accretion, and the capitalized cost is depreciated over the useful life of the asset. The following table summarizes the activity of the asset retirement obligations that are included in other liabilities as of:

(In thousands)	March 31,	December 31,
	2015	2014	2013
	(Unaudited)
Asset retirement obligations	$5,305	$116	$98
Change in fair value estimate	—	5,157	—
Accretion expense	187	32	18

Asset retirement obligations, net	$5,492	$5,305	$116

Environmental Remediation Costs

Certain areas of the High Point Property are affected by groundwater and soil contamination. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. The Company estimates the cost of routine groundwater monitoring and potential remediation to total at least $0.3 million and has accrued for that amount within other liabilities on the consolidated balance sheets as of March 31, 2015 (unaudited) and December 31, 2014 and recorded an expense for that amount within building operations on the consolidated statements of operations during the year ended December 31, 2014.

Incentive Unit Compensation

The Company measures and recognizes compensation expense for all incentive unit grants made by the Parent Company to management, based on the fair value of the award on its grant date in accordance with ASC 718, Compensation—Stock Compensation. The incentive unit awards contain both service and market-based vesting conditions. The compensation expense is recognized using the graded-vesting method, which recognizes the expense over the requisite service period for each separately vesting tranche of the awards. The compensation expense is recorded as additional paid-in capital from the Parent Company.

Provision for Income Taxes

The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, the Company generally will not be subject to federal or state income tax on its taxable income, provided that the REIT satisfies certain organizational and operational requirements including the requirement to distribute at least 90 percent of its annual taxable income. Management intends to continue to adhere to these requirements and maintain the REIT status of the Company. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal and state income taxes on its taxable income at regular corporate tax rates.

The Company has elected to treat certain of its subsidiaries as taxable REIT subsidiaries (each a “TRS”). In general, a TRS may perform additional services for tenants of the Company and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate federal and state income taxes. Accordingly, the only provision for federal and state income taxes in the consolidated financial statements for all periods presented relates to the Company’s TRS entities.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

The Company accounts for income taxes under the asset and liability method. This method requires that deferred tax assets and liabilities be recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

The Company reviews the need to establish a valuation allowance against deferred tax assets on a quarterly basis. The review includes an analysis of various factors, such as future reversals of existing taxable temporary differences, the capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning strategies.

The Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards as set forth in ASC Topic 740, Income Taxes, regarding accounting for uncertainty in income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. As applicable, the Company will recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Under accounting for uncertainty in income taxes, evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based upon the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of the benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon the ultimate settlement.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria are de-recognized in the first subsequent financial reporting period in which the threshold is no longer met.

Fair Value Measurements

FASB Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of March 31, 2015 (unaudited) and December 31, 2014 and 2013, the Company did not have any recurring measurements recorded at fair value.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

Concentration of Credit Risks

Financial instruments that subject the Company to credit risk consist primarily of cash and accounts receivable. The Company has its cash on deposit with high-quality financial institutions in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond normal credit risk associated with commercial banking relationships. Management routinely assesses the financial strength of its tenants and, as a consequence, believes that its account receivable credit risk exposure is limited. The Company’s properties are located in North Carolina and Nevada, which the Company believes are the preferred United States locations for its business. The Company is subject to risks incidental to the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in general economic conditions for the tenants the Company serves, trends in the real estate industry, changes in tax laws, interest rate levels, availability of financing, and the potential liability under environmental and other laws.

Segment Reporting

The Company manages its operations as a single segment for the purpose of assessing performance and making operating decisions. All revenue has been generated in the United States and all tangible assets are held in the United States.

Comprehensive Loss

Comprehensive loss includes net loss to common stockholders/members as well as other changes in equity that result from transactions and economic events other than those with stockholders/members. There was no difference between comprehensive loss and net loss to common stockholders/members for the three months ended March 31, 2015 and 2014 (unaudited) and the years ended December 31, 2014, 2013 and 2012, and no accumulated other comprehensive loss as of March 31, 2015 (unaudited) and December 31, 2014 and 2013.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share is computed by adjusting loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive securities. There were no dilutive securities outstanding during any of the periods presented in the consolidated statements of operations.

Recently Issued Accounting Standards

In April 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. ASU 2015-03 is effective for fiscal years and interim periods within those years beginning after December 15, 2015, and requires retrospective application and compliance with the applicable disclosures for a change in an accounting principle upon transition. Early adoption is permitted. The Company is currently assessing the impact the adoption of ASU 2015-03 will have on the consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). This standard modifies existing consolidation guidance for reporting

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

organizations that are required to evaluate whether they should consolidate certain legal entities. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015, and requires either a retrospective or a modified retrospective approach to adoption. Early adoption is permitted. The adoption of ASU 2015-02 is not expected to materially impact the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (“ASU 2014-15”), which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in ASU 2014-15 are effective for reporting periods beginning after December 15, 2016, and early adoption is permitted. The adoption of ASU 2014-15 is not expected to materially impact the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in ASU 2014-12 are effective for reporting periods beginning after December 15, 2015, and early adoption is permitted. The Company is currently assessing the impact the adoption of ASU 2014-12 will have on the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASU 2014-09”). ASU 2014-09 amends the guidance for revenue recognition to replace numerous, industry-specific requirements and converges areas under this topic with those of the International Financial Reporting Standards. ASU 2014-09 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in ASU 2014-09 are effective for reporting periods beginning after December 15, 2016, and early adoption is prohibited. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently assessing the impact the adoption of ASU 2014-09 will have on the consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which raises the threshold for determining which disposals are required to be presented as discontinued operations and modifies related disclosure requirements. The standard is applied prospectively and is effective in 2015 with early adoption permitted. The Company elected for early adoption of this standard effective with the year beginning January 1, 2014. There was no impact to its financial position and results of operations as a result of adopting this guidance.

A variety of proposed or otherwise potential accounting standards are currently under review and study by standard-setting organizations and certain regulatory agencies. Due to the tentative and preliminary nature of such proposed standards, management has not yet determined the effect, if any, that the implementation of any such proposed or revised standards would have on the Company’s consolidated financial statements.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

3.	Accounts Receivable, Net and Straight-line Rents Receivable, Net

Accounts receivable, net and straight-line rents receivable, net are comprised of the following:

(In thousands)	March 31,	December 31,
	2015	2014	2013
	(Unaudited)
Accounts receivable, net
Accounts receivable	$11,461	$16,263	$20,663
Allowance for doubtful accounts	(1,751)	(1,772)	(2,670)

Accounts receivable, net	$9,710	$14,491	$17,993

Straight-line rents receivable, net
Straight-line rents receivable	$13,870	$13,102	$10,491
Allowance for doubtful accounts	(687)	(657)	(619)

Straight-line rents receivable, net	$13,183	$12,445	$9,872

Presented below is the activity in the allowance for doubtful accounts for accounts receivable and straight-line rents receivable during the following years:

(In thousands)	Balance at Beginning of Year	Provisions for Doubtful Accounts	Write-offs, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts, accounts receivable:
2014	$2,670	$1,727	$(2,625)	$1,772

2013	$3,555	$1,710	$(2,595)	$2,670

2012	$2,651	$2,277	$(1,373)	$3,555

Allowance for doubtful accounts, straight-line rents receivable:
2014	$619	$743	$(705)	$657

2013	$1,240	$—	$(621)	$619

2012	$56	$1,184	$—	$1,240

4.	Notes Receivable, Net

Notes receivable, net was comprised of the following as of:

(In thousands)
	March 31,	December 31,
	2015	2014	2013
	(Unaudited)
Notes receivable, net
TIF Notes	$12,563	$12,563	$13,527
Less: Unamortized discount based on imputed interest rate of 12.50%	(7,192)	(7,367)	(8,069)
Other, net of provision for uncollectible notes receivable of $436 (unaudited), $698 and $0, respectively	128	189	992

	$5,499	$5,385	$6,450

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

The unearned discount on the TIF Notes is amortized to interest income using a method that approximates the effective interest method over the term of the notes and was $0.2 million each for the three months ended March 31, 2015 and 2014 (unaudited) and $0.7 million for each of the years ended December 31, 2014, 2013 and 2012. Other notes receivable are primarily comprised of deferred payment plans with tenants.

Estimated future principal receipts on the TIF Notes and amortization of the unearned discount, as of December 31, 2014 are as follows:

(In thousands)
	Note Receivable	Unearned Discount
Years Ending December 31,
2015	$1,046	$(702)
2016	1,072	(702)
2017	1,099	(702)
2018	1,127	(702)
2019	1,155	(702)
Thereafter	7,064	(3,857)

	$12,563	$(7,367)

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

5.	Intangible Assets, Net and Below-Market Leases, Net

The following summarizes the Company’s intangible assets and liabilities as of:

(In thousands)
	March 31,	December 31,
	2015	2014	2013
	(Unaudited)
Intangible assets, net
Above-market operating leases	$16,625	$16,837	$30,989
Accumulated amortization	(15,547)	(15,253)	(25,128)

Above-market operating leases, net	1,078	1,584	5,861

In-place leases	21,405	20,967	48,851
Accumulated amortization	(19,355)	(19,193)	(42,560)

In-place leases, net	2,050	1,774	6,291

Tenant relationship values	47,140	46,662	56,955
Accumulated amortization	(31,683)	(30,253)	(30,689)

Tenant relationship values, net	15,457	16,409	26,266

Leasing commissions	1,564	1,437	7,199
Accumulated amortization	(1,211)	(1,144)	(6,258)

Leasing commissions, net	353	293	941

Leasing legal	779	661	2,977
Accumulated amortization	(567)	(558)	(2,540)

Leasing legal, net	212	103	437

Other intangibles	4,800	4,800	4,800
Accumulated amortization	(1,993)	(1,864)	(1,351)

Other intangibles, net	2,807	2,936	3,449

Internal use software	2,952	2,790	1,611
Accumulated amortization	(851)	(708)	(304)

Internal use software, net	2,101	2,082	1,307

Total intangible assets, net	$24,058	$25,181	$44,552

Below-market leases, net
Below-market leases	$7,468	$7,268	$11,095
Accumulated amortization	(5,475)	(5,201)	(7,068)

Total below-market leases, net	$1,993	$2,067	$4,027

On January 16, 2015, a wholly-owned subsidiary of the Company acquired the C&D Building, a furniture showroom building in High Point, North Carolina. Approximately $2.2 million and $0.2 million of the purchase price was allocated to acquired intangible assets and below-market leases, respectively, as of the acquisition date. See Note 15 – Real Estate Acquisitions (Unaudited).

Amortization expense related to in-place leases, tenant relationship values, leasing commissions, leasing legal, internal use software, and other intangibles during the three months ended March 31, 2015 and 2014 (unaudited) was $2.8 million and $4.0 million, respectively, exclusive of write-offs. Amortization expense related to in-place

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

leases, tenant relationship values, leasing commissions, leasing legal, internal use software, and other intangibles during the years ended December 31, 2014, 2013 and 2012 was $13.8 million, $23.2 million and $41.8 million, respectively, exclusive of write-offs.

Estimated future amortization of in-place leases, tenant relationship values, leasing commissions, leasing legal, internal use software, and other intangibles, as of December 31, 2014 is as follows:

(In thousands)
Years Ending December 31,
2015	$8,128
2016	5,717
2017	4,197
2018	2,859
2019	1,519
Thereafter	1,177

$23,597

Amortization of above- and below-market leases and the net decrease on minimum rents during the three months ended March 31, 2015 and 2014 (unaudited) was $0.2 million and $0.9 million, respectively. Amortization and the net decrease on minimum rents for above- and below-market leases during the years ended December 31, 2014, 2013 and 2012 was $2.3 million, $4.7 million and $15.3 million, respectively.

Estimated future amortization and the net increase/(decrease) on minimum rents for above- and below-market leases as of December 31, 2014 is as follows:

(In thousands)
Years Ending December 31,
2015	$184
2016	(374)
2017	(297)
2018	20
2019	(8)
Thereafter	(8)

$(483)

6.	Long-Term Debt, Net

As of March 31, 2015 (unaudited) and December 31, 2014, the Operating Partnership was encumbered by senior secured credit facilities. As of December 31, 2013, certain of the Company’s properties were encumbered by mortgage notes payable. Payments on mortgage notes payable were generally due in monthly installments of principal and interest, or interest only. The weighted average effective interest rate on the Company’s outstanding borrowings was 6.58% as of March 31, 2015 (unaudited) and 6.64% and 6.02% as of December 31, 2014 and 2013, respectively.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

The following is a summary of the Company’s long-term debt as of:

(In thousands)	March 31,	December 31,
	2015	2014	2013
	(Unaudited)
Senior Secured Credit Facilities:
Revolving Credit Facility	$21,000	$11,000	$—
First Lien Term Loan	403,988	405,000	—
Second Lien Term Loan	125,000	125,000	—
WMC Phase 1-Note A	—	—	94,306
WMC Phase 1-Note B	—	—	14,229
WMC Phase 2-Note A	—	—	73,072
WMC Phase 2-Note B	—	—	31,333
IHFC properties	—	—	170,618
Market Square properties	—	—	111,600
Showplace properties	—	—	36,800

Total long-term debt, before unamortized discounts	549,988	541,000	531,958
Less: Unamortized discounts	(7,063)	(7,320)	(5,730)

Total long-term debt, net of unamortized discounts	$542,925	$533,680	$526,228

Senior Secured Credit Facilities

On August 15, 2014, the Operating Partnership entered into senior secured credit facilities (the “Senior Secured Credit Facilities”), comprised of a $405 million first lien term loan facility (“First Lien Term Loan”), a $50 million first lien revolving credit facility (“Revolving Credit Facility” and, together with the First Lien Term Loan, governed under the “First Lien Credit Agreement”), and a $125 million second lien term loan facility (“Second Lien Term Loan” and governed under the “Second Lien Credit Agreement”), which are guaranteed by the Company and the subsidiaries of the Operating Partnership. The Senior Secured Credit Facilities are collateralized by certain of the Operating Partnership’s and its subsidiaries’ assets, which have a carrying value of $666.4 million as of December 31, 2014. The net proceeds from this debt issuance, together with cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the Company’s existing mortgage notes payable as of August 15, 2014. The outstanding principal balances on the First Lien Term Loan and the Second Lien Term Loan were discounted on issuance by $5.1 million and $2.6 million, respectively, for the reduction in the proceeds received when the transaction was consummated. The discounts are being amortized to interest expense using the effective interest method over the life of the loans and amounted to $0.3 million for the three months ended March 31, 2015 (unaudited) and $0.5 million for the year ended December 31, 2014.

First Lien Term Loan

The First Lien Term Loan is subject to principal amortization of approximately $1.0 million (0.25% of the original principal balance) per calendar quarter commencing March 31, 2015 and the remaining principal outstanding is due and payable in full on August 15, 2020. The First Lien Term Loan bears interest, at the Company’s election, at an adjusted LIBOR (as defined in the First Lien Credit Agreement, but no less than 1.00%), plus an applicable margin based on the net leverage ratio as of the end of the most recent fiscal quarter,

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

which ranges from 4.00% to 4.25% per annum, or an alternative base rate (as defined in the First Lien Credit Agreement), plus an applicable margin based on the net leverage ratio as of the end of the most recent fiscal quarter, which ranges from 3.00% to 3.25%. As of March 31, 2015 (unaudited) and December 31, 2014, the effective interest rate was 5.83% per annum and the stated interest rate was 5.25% per annum based on the Company’s election.

The First Lien Term Loan has a prepayment premium of 1.0% of the aggregate principal outstanding in the event that, prior to the one year anniversary of the closing date, the borrower enters into a repricing transaction. Under certain circumstances, the First Lien Term Loan has mandatory prepayments in the event proceeds are received from non-real estate or real estate collateral property sales, insurance claims or other events as defined in the First Lien Credit Agreement.

Revolving Credit Facility

The Revolving Credit Facility matures on August 15, 2019 and bears interest, at the Company’s election, at an adjusted LIBOR (as defined in the First Lien Credit Agreement), plus an applicable margin based on the net leverage ratio as of the end of the most recent fiscal quarter, which ranges from 2.75% to 3.25%, or an alternative base rate (as defined in the First Lien Credit Agreement), plus an applicable margin based on the net leverage ratio as of the end of the most recent fiscal quarter, which ranges from 1.75% to 2.25%. As of March 31, 2015 (unaudited), the interest rate was 3.43% based on the Company’s election. As of December 31, 2014, the interest rate was 3.51% per annum based on the Company’s election. In addition, the Revolving Credit Facility incurs a fee on the unused lender commitments based on the net leverage ratio as of the end of the most recent fiscal quarter, which ranges from 0.25% to 0.50% per annum, payable quarterly. As of March 31, 2015 (unaudited) and December 31, 2014, this commitment fee was 0.50% per annum.

Second Lien Term Loan

The principal balance for the Second Lien Term Loan is due and payable on August 15, 2021. The Second Lien Term Loan bears interest, at the Company’s election, at an adjusted LIBOR (as defined in the Second Lien Credit Agreement, but no less than 1.00%), plus an applicable margin of 7.75% per annum, or an alternative base rate (as defined in the Second Lien Credit Agreement), plus an applicable margin of 6.75%. As of March 31, 2015 (unaudited) and December 31, 2014, the effective interest rate was 9.52% per annum and the stated interest rate was 8.75% per annum based on the Company’s election.

The Second Lien Term Loan has a prepayment premium of 2.0% (or 1.0% if prepayment is made with the full proceeds from the initial public offering of the Company) of the prepayment amount in the event that, prior to the one year anniversary of the closing date, the borrower makes any prepayment of the second lien term loan. On or after the first anniversary of the closing date, but prior to the second anniversary of the closing date, the borrower will incur a 1.0% prepayment premium on any prepayment amount of the Second Lien Term Loan. There is no prepayment premium on or after the second anniversary of the closing date. Under certain circumstances, the Second Lien Term Loan has mandatory prepayments in the event proceeds are received from non-real estate or real estate collateral property sales, insurance claims or other events as defined in the Second Lien Credit Agreement.

Covenants

The Senior Secured Credit Facilities have, among other things, financial and other covenants. Beginning with the fiscal quarter ended March 31, 2015, so long as there are outstanding borrowings under the Revolving Credit Facility of at least $12.5 million, the First Lien Credit Agreement requires compliance with the net leverage ratio

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

(as defined in the First Lien Credit Agreement) of no more than 7.00 to 1.00. The maximum net leverage ratio is subject to change periodically for future fiscal quarters. The Company was in compliance with these covenants as of March 31, 2015 (unaudited).

The terms of the Senior Secured Credit Facilities limit the Operating Partnership’s ability and certain of its subsidiaries’ ability, among other things, to return capital to stockholders, grant liens on their assets and incur additional debt. The net assets in the Operating Partnership and its subsidiaries are subject to restrictions, including the ability to pay dividends. As of March 31, 2015 (unaudited) and December 31, 2014, the Operating Partnership and its subsidiaries had net assets of $0 that were deemed restricted under the Senior Secured Credit Facilities.

Loss on Extinguishment of Debt

During the year ended December 31, 2014, the Company recorded a $12.5 million loss related to the repayment of its mortgage notes payable as of August 15, 2014. The loss included a prepayment premium of $4.7 million, penalty interest of $1.1 million and the write-off of previously unamortized deferred financing costs of $2.3 million and mortgage discounts of $4.4 million.

WMC Phase 1-Notes A and B

The WMC Phase 1 amended and restated promissory notes and loan, which were collateralized by the land and building thereon of Phase 1 of the Las Vegas Property, would have matured on July 1, 2015 with interest payable monthly at the rate of 6.02% per annum. The amended and restated agreements provided for the following:

a.	The release and replacement of The Related Companies, L.P. (Note 14) with certain subsidiaries of the Company, as guarantor of recourse obligations and the environmental indemnitor;

b.	Promissory note for Phase 1-Note A is in the original amount of approximately $94.3 million and Phase 1-Note B is in the original amount of approximately $106.0 million;

c.	No interest shall accrue or be payable on the Phase 1-Note B;

d.	The monthly payment on the Phase 1-Note A shall be interest only;

e.	The Phase 1-Note B shall require payment of principal based on 80% of monthly available net cash flow after priority payments pursuant to a cash management agreement; and

f.	In the event that the Phase 1 loan is repaid on or prior to the maturity date, the balance due on the Phase 1-Note B shall be approximately $21.2 million less any principal payments made pursuant to (e) above.

The Company repaid the Phase 1 loan, which included both Notes A and B, on August 15, 2014 prior to the maturity date, and therefore the Phase 1-Note B was originally recorded in the books of the Company at the estimated payoff amount of approximately $21.2 million, which represented fair value on the date that purchase accounting was applied as of May 2, 2011, less a discount of approximately $0.8 million to reflect imputed interest on this non-interest bearing loan at the rate of 5.42% per annum. The discount was amortized to interest expense over the life of the loan which amounted to approximately $0.1 million for the three months ended March 31, 2014 (unaudited) and $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. The loan had a debt service coverage ratio covenant that went into effect in 2012. The Company was in compliance with this covenant as of December 31, 2013.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

WMC Phase 2-Notes A and B

The WMC Phase 2 amended and restated promissory notes and loan, which were collateralized by the land and building thereon of Phase 2 of the Las Vegas Property, would have matured on January 1, 2017 with interest payable monthly at the rate of 4.35% per annum. The amended and restated agreements provided for the following:

a.	The release and replacement of The Related Companies, L.P. (Note 14) with certain subsidiaries of the Company, as guarantor of recourse obligations and the environmental indemnitor;

b.	Promissory note for Phase 2-Note A is in the original amount of approximately $73.1 million and Phase 2-Note B is in the original amount of $200.0 million;

c.	No interest shall accrue or be payable on the Phase 2-Note B;

d.	The monthly payment on the Phase 2-Note A shall be interest only;

e.	The Phase 2-Note B shall require payment of principal based on 80% of monthly available net cash flow after priority payments pursuant to a cash management agreement; and

f.	In the event that the Phase 2 loan is repaid on or prior to the maturity date, the balance due on the Phase 2-Note B shall be $40.0 million less any principal payments made pursuant to (e) above.

The Company repaid the Phase 2 loan, which included both Notes A and B, on August 15, 2014 prior to the maturity date, and therefore the Phase 2-Note B was originally recorded in the books of the Company at the estimated payoff amount of $40.0 million, which represented fair value on the date that purchase accounting was applied as of May 2, 2011, less a discount of approximately $9.7 million to reflect imputed interest on this non-interest bearing loan at the rate of 5.19% per annum. The discount was amortized to interest expense over the life of the loan which amounted to approximately $0.4 million for the three months ended March 31, 2014 (unaudited) and $1.1 million, $1.7 million and $1.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. The loan had a debt service coverage ratio covenant that went into effect in 2012. The Company was in compliance with this covenant as of December 31, 2013.

IHFC Properties

The IHFC properties promissory notes of $100.0 million and $75.0 million, which were collateralized by the IHFC properties, would have matured on July 6, 2016 with monthly payments of interest, at the rate of LIBOR (but no less than 1.00%) plus 6.00% per annum, and amortization, based on a 360-month amortization schedule. In the event that the monthly LIBOR rate exceeded 4.00% per annum, and the Company did not maintain 1.10 to 1.0 or less debt service coverage, the Company was required to purchase an interest rate cap. As of December 31, 2013, there was no requirement for an interest rate cap. On August 15, 2014, the outstanding principal balance on all mortgage notes payable was repaid.

Market Square Properties

The Market Square properties amended and restated promissory note and loan in the amount of $111.6 million, which was collateralized by the Market Square properties, would have matured on September 1, 2016 with monthly payments of interest only at the rate of 6.11% per annum. The debt had various financial covenants. The Company was in compliance with these covenants as of December 31, 2013. The amended and restated agreements provided for the following:

a.	Modify the transfer provision to allow for a majority ownership of the Market Square borrower by Bain and Oaktree (Note 14); and

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

b.	Release and replacement of The Related Companies, L.P. (Note 14) with certain subsidiaries of the Company, as guarantor of recourse obligations and the environmental indemnitor.

On August 15, 2014, the outstanding principal balance on all mortgage notes payable was repaid.

Showplace Properties

The Showplace properties executed an amended and restated promissory note in the amount of $36.8 million (“Showplace Note”), which was collateralized by the Showplace properties. Concurrent with the loan closing, certain subsidiaries of the Company deposited approximately $2.7 million of reserves with the Showplace Note lender for funding of future taxes, insurance, leasing costs and capital expenditures. The loan would have matured on August 6, 2016 with monthly payments on the Showplace Note of (i) interest only at the rate of 3.0% per annum until January 6, 2013 and thereafter at the rate of 5.5% per annum and (ii) amortization, based on a 360-month amortization schedule, commencing August 6, 2014. Certain subsidiaries of the Company were guarantors of recourse obligations. On August 15, 2014, the outstanding principal balance on all mortgage notes payable was repaid.

Scheduled Principal Payments

Scheduled principal payments for the Company’s long-term debt as of December 31, 2014 are as follows:

(In thousands)
Years Ending December 31,
2015	$4,050
2016	4,050
2017	4,050
2018	4,050
2019	15,050
Thereafter	509,750

$541,000

7.	Equity

Under the Company’s charter as of April 24, 2015, the total number of shares authorized for issuance is 300,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which 125 shares have been classified as 12.5% Series A Preferred Stock. The Company’s Board of Directors may amend the charter to increase or decrease the number of authorized shares. Distributions of the annual taxable income made to the Parent Company required by the Code to maintain REIT qualification for the Company were approximately $3.0 million for the three months ended March 31, 2015 (unaudited), $45.1 million for the year ended December 31, 2014, consisting of $34.4 million recorded as cash distributions within equity and $10.7 million recorded as cash payments to the Parent Company and as an expense of the Company, and $6.0 million for the year ended December 31, 2013. There were no such distributions during the year ended December 31, 2012.

Earnings and profits, which determine the taxability of distributions to stockholders and holders of common units, may differ from income reported for financial reporting purposes due to the differences for federal income tax purposes in the treatment of loss on extinguishment of debt, revenue recognition and compensation expense and in the basis of depreciable assets and estimated useful lives used to compute depreciation. Distributions in excess of earnings and profits generally will first be treated as a non-taxable reduction in the stockholders’ basis in their stock,

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

but not below zero. Distributions in excess of that basis generally will be taxable as a capital gain to stockholders who hold their shares as a capital asset. Management estimates approximately 75.6% of the distributions in 2014 and 16.7% of the distribution in 2013 to the Company’s common stockholders/members, made or deemed to have been made in, were or will be classified as a return of capital for federal income tax purposes.

On August 15, 2014, as part of its recapitalization, the Company issued 125 shares of its Series A Preferred Stock to unrelated third-parties. Each holder of the Series A Preferred Stock is entitled only to limited voting rights, and consequently is not entitled to participate in or otherwise direct the management of the Company. Each share accrues on a daily basis a cumulative preferential cash dividend payable semi-annually in arrears at the rate of 12.5% per annum of the total of $1,000 per share and is recognized as payments of preferred dividends on the consolidated statements of changes in equity.

On June 30, 2014, the Company issued 38,100,000 shares of common stock to the Parent Company, its sole stockholder, at $0.00003 per share.

8.	Fair Value of Financial Instruments

Estimated fair values were determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments as of the end of any periods presented. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, accounts receivable, straight-line rents receivable, notes receivable, accounts payable and accrued expenses, tenant security deposits and other liabilities are carried at amounts that reasonably approximate their fair values as of March 31, 2015 (unaudited) and December 31, 2014 and 2013. Management believes the fair value of the Company’s long-term debt was $553.4 million as of March 31, 2015 (unaudited) and $539.0 million and $531.6 million as of December 31, 2014 and 2013, respectively. The estimated fair value of the Senior Secured Credit Facilities was based on Level 2 inputs of quoted rates, using recent trades within the same series of the Senior Secured Credit Facilities with comparable maturities on or about March 31, 2015 (unaudited) and December 31, 2014.

9.	Retirement Benefit Plans

The Company has a defined contribution retirement plan that covers its eligible employees (the “Plan”). The Plan is qualified in accordance with section 401(k) of the Code. Eligible employees can participate in the Company’s pre-tax 401(k) plan or after-tax Roth 401(k) plan. The Company makes matching contributions equal to 100% of the first 5% of compensation deferred by a participant. The Company may make a discretionary additional matching contribution. The Company recognized expense related to its contributions to the 401(k) Plan of approximately $0.2 million each for the three months ended March 31, 2015 and 2014 (unaudited) and $0.6 million, $0.5 million and $0.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

10.	Commitments and Contingencies

Litigation

The Company is a defendant in litigation arising in the normal course of its business activities. Management believes any liability that may potentially result upon resolution of the matters that are currently pending will not have a materially adverse effect on the Company’s business, financial condition or consolidated financial statements as a whole.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

Contingent Amounts of Mortgage Notes Payable

Pursuant to an amendment agreement made as of May 2, 2011 between the WMC Phase 1 lender and certain subsidiaries of the Company, in the event the Phase 1 Notes A and B were repaid on or prior to the maturity date, the Phase 1 Note B in the original amount of approximately $106.0 million would be entitled to a discount of approximately $84.8 million. In addition, pursuant to an amendment agreement made as of May 2, 2011 between the WMC Phase 2 lender and certain subsidiaries of the Company, in the event the Phase 2 Notes A and B were repaid on or prior to the maturity date, the Phase 2 Note B in the original amount of $200.0 million would be entitled to a discount of $160.0 million. The Company was contingently liable for the entire original note amounts in the event the notes were not repaid on or prior to the respective maturity dates. As it was the intention of the Company to repay the minimum required amounts on or before their respective maturity dates, no amounts were recorded within the consolidated financial statements for this contingent liability as of December 31, 2013.

As of August 15, 2014, the outstanding principal balance on all mortgage notes payable was repaid and the Company was released from any liability under the contingent amounts payable on the Phase 1 Note B and Phase 2 Note B of $84.8 million and $160.0 million, respectively. See Note 6 – Long-Term Debt, Net.

Ground Lease

On June 1, 1973, a subsidiary of the Company, as successor-by-merger, entered into an agreement, as amended, to lease certain land from the City of High Point, North Carolina, upon which the Company owns a leasehold interest in the improvements at 210 East Commerce Avenue, including a building of 692,996 rentable square feet. The ground lease has an initial maturity date of May 31, 2023, which is subject to three 10-year renewal options and a final 19-year renewal option. The renewal options are automatically exercised unless the lessee delivers prior written notice to lessor of its election not to renew. Upon the expiration of the ground lease, all improvements shall become the property of the lessor. Future minimum rentals based on current valuations that are subject to adjustment on each fifth year anniversary, to be paid under this noncancelable operating lease at December 31, 2014 are as follows:

(In thousands)
Years Ending December 31,
2015	$180
2016	180
2017	180
2018	180
2019	180
Thereafter	615

$1,515

Rent expense related to this lease is recorded in building operations within the consolidated statements of operations and was approximately $0.1 million each for the three months ended March 31, 2015 and 2014 (unaudited) and $0.2 million for each of the years ended December 31, 2014, 2013 and 2012.

11.	Tenant Leases

The Properties are leased to tenants under operating leases with various expiration dates through October 2024. The leases provide for annual base rents and escalation charges.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

Future minimum rentals to be received under noncancelable operating leases as of December 31, 2014 are as follows:

(In thousands)
Years Ending December 31,
2015	$130,176
2016	106,232
2017	79,102
2018	49,661
2019	25,383
Thereafter	15,969

$406,523

12. Incentive Unit Compensation

On May 2, 2011, the Parent Company adopted the 2011 Management Equity Incentive Plan (the “Incentive Plan”). The Incentive Plan is intended to promote the long-term growth and profitability of the Parent Company by providing those in management with an opportunity to acquire an interest in the future profits of the Parent Company and its subsidiaries, thereby encouraging management to contribute and participate in the success of the Parent Company. Participation in the Incentive Plan is based upon discretionary grants awarded by the Parent Company’s board of representatives.

The maximum number of B-1 units reserved for the grant of awards under the Incentive Plan is 400,000, subject to adjustment by the board of representatives of the Parent Company. The Incentive Plan allows forfeited grants to be added back to the total units available for grant. As of March 31, 2015 (unaudited) and December 31, 2014, 425,500 units were granted, 61,667 units were forfeited, including 20,000 units vested in prior years, and 36,167 units are available for grant under the Incentive Plan.

These incentive units were granted to employees of the Company for services provided to the Company. The incentive units are subject to both time and market-based vesting conditions and generally vest over five years and upon the achievement of certain market-based objectives. The incentive units provide the recipient with B-1 units of the Parent Company, which are subordinate to other classes of partnership units and provide for an allocation of profit or loss after the other classes receive a return of capital and certain preferred returns based on a specified distribution threshold depending on the date of grant.

The fair value of the incentive units was estimated on the grant date using a Monte Carlo simulation approach using the following key assumptions determined by the Parent Company, taking into consideration various objective and subjective factors, based on recommendations of its management and taking into account advice and assistance provided around the date of such grant by third-party valuation consultants engaged to assist the Parent Company in connection with such valuations:

•	Enterprise Value. Since no public market exists for the incentive units, the Parent Company estimated its enterprise value using weighted equity values derived from application of an expected present value technique (income approach) and market multiples (market approach) based on EBITDA projections.

•	Volatility. As there is no trading history for the incentive units, volatility was calculated based on historical equity volatilities of comparable publicly traded companies for a period matching the expected term.

•	Expected Term. The expected term was based on the estimated time to liquidity event, the Company’s initial public offering.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

•	Risk-free Rate. The risk-free interest rate is interpolated from the U.S. Government Constant Maturity Treasury Rate as of the grant date with the maturity matching the expected term.

•	Forfeiture. Forfeitures are estimated such that the Company only recognizes expense for the units expected to vest, and adjustments are made if actual forfeitures differ from those estimates. The Parent Company estimated the annual forfeiture rates to be zero for 2014, 2013 and 2012.

•	Dividend Yield. The Parent Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

The weighted-average assumptions used in estimating the grant date fair value of these units are listed in the table below for the years ended December 31, 2014 and 2012. There were no incentive units granted in the three months ended March 31, 2015 (unaudited) or in the year ended December 31, 2013.

	December 31, 2014	December 31, 2012
Dividend yield / interest yield	0.0%	0.0%
Expected volatility	15.8%	65.0%
Risk-free interest rate	0.1%	1.5%
Expected term (years)	0.6	4.0

The following table summarizes incentive unit activity for the three months ended March 31, 2015 (unaudited) and the years ended December 31, 2014, 2013 and 2012.

	Incentive Units	Weighted-Average Grant Date Fair Value
Outstanding at 12/31/2011	275,000	$15.75
Granted	88,000	15.75
Vested	(53,333)	15.75
Forfeited	—	—

Outstanding at 12/31/2012	309,667	$15.75

Granted	—	—
Vested	(67,600)	15.75
Forfeited	(21,667)	15.75

Outstanding at 12/31/2013	220,400	$15.75

Granted	62,500	4.48
Vested	(88,100)	14.34
Forfeited(a)	(20,000)	15.75

Outstanding at 12/31/2014	174,800	$12.43

Granted (Unaudited)	—	—
Vested (Unaudited)	(11,500)	15.75
Forfeited (Unaudited)	—	—

Outstanding at 3/31/2015 (Unaudited)	163,300	$12.19

(a)	Forfeitures are net of 20,000 units vested in prior years, but forfeited during the year ended December 31, 2014.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

As of March 31, 2015 (unaudited), unrecognized compensation expense for incentive units outstanding was $0.3 million, which is expected to be recognized over a weighted average period of 0.96 years. As of December 31, 2014, unrecognized compensation expense for incentive units outstanding was $0.5 million, which is expected to be recognized over a weighted average period of 1.37 years.

The compensation expense recorded for the incentive units was $0.1 million and $0.2 million for the three months ended March 31, 2015 and 2014 (unaudited), respectively, and $0.8 million, $1.3 million and $2.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. The compensation expense was recorded as a general and administrative expense in the consolidated statements of operations.

13.	Income Taxes

The Company is subject to federal and state income taxes on income earned from the activities in its TRS entities. TRS entities include IMC Manager, LLC and IMC TRS, LLC. The Company does not have transactions in any foreign jurisdictions.

The Company, as successor by merger, has elected to be taxed as a REIT in connection with the filing of its tax return for the 2011 calendar year. As of March 31, 2015 (unaudited), the Company believes it will meet the requirements of a REIT for the 2015 calendar year and will file the tax return accordingly. Subject to its ability to meet the requirements of a REIT, the Company intends to maintain this status in future periods. For the three months ended March 31, 2015 and 2014 (unaudited), the Company recorded a provision for income taxes of approximately $1.1 million and $1.2 million, respectively.

The components of the provision for income taxes for the years ended December 31, 2014, 2013 and 2012 consist of the following:

(In thousands)	2014	2013	2012
Current income taxes
Federal	$2,922	$2,573	$2,934
State	429	266	134

Total current	3,351	2,839	3,068

Deferred income taxes
Federal	1,388	702	(1,982)
State	31	9	(10)

Total deferred	1,419	711	(1,992)

Total provision for income taxes	$4,770	$3,550	$1,076

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to net loss before income taxes for the years ended December 31, 2014, 2013 and 2012 as a result of the following differences:

(In thousands)	2014	2013	2012
Expected federal tax benefit at statutory rate	$(8,685)	$(9,836)	$(21,186)
Tax impact of REIT and partnership elections	11,418	12,350	21,863

Expected tax expense at TRS and management entities	2,733	2,514	677
State income expense, net of federal tax benefit	300	221	52
Transaction costs	1,117	—	—
Incentive unit compensation	269	—	—
Meals and entertainment	295	403	236
Other permanent items	60	199	109
Other adjustments	(196)	(129)	—
Impact of provision to return	192	342	2

Income tax expense	$4,770	$3,550	$1,076

The Company’s deferred tax assets and liabilities are as follows as of December 31:

(In thousands)	2014	2013
Deferred tax assets
Accrued expenses	$1	$—
Deferred revenue	104	121
Amortization of intangible assets	272	503
Incentive unit compensation	—	1,226
Other	79	147

Total deferred tax asset	456	1,997

Deferred tax liabilities
Depreciation of fixed assets	1,277	478
Amortization of intangible assets	880	—
Other	109	102

Total deferred tax liability	2,266	580

Net deferred tax (liabilities) assets	$(1,810)	$1,417

The Company reviews all information in order to determine if it will generate sufficient taxable income necessary to realize its deferred tax assets. Based on this review, the Company has made a determination that a valuation allowance is not necessary at this time. The Company and its subsidiaries have a U.S. federal income tax net operating loss carryforward of $0.4 million that will begin to expire in 2033. It is anticipated that the Company will utilize, with the filing of its tax return in 2015, its federal net operating loss carryforward for the year ended December 31, 2014. The Company and its subsidiaries have no net operating loss carryovers for each of the years ended December 31, 2013 and 2012.

There are no unrecognized benefits related to uncertain income tax positions as of March 31, 2015 (unaudited) or December 31, 2013 or 2012. The Company does not anticipate that there will be a material change in the balance of unrecognized tax benefits within the next twelve months. There has been no interest or penalties related to

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

uncertain income tax positions recognized in the consolidated statements of operations for the three months ended March 31, 2015 and 2014 (unaudited) and each of the years ended December 31, 2014, 2013 and 2012 or in the consolidated balance sheets as of March 31, 2015 (unaudited) and December 31, 2014 and 2013.

In the normal course of business, the Company and its subsidiaries are subject to examination by federal and state jurisdictions in which it operates, where applicable. The tax years ended December 31, 2014, 2013, 2012 and 2011 remain subject to examination by federal and state tax jurisdictions. Management believes the Company has recorded all appropriate provisions for outstanding issues for all jurisdictions and open years.

14.	Related Party Transactions

The Related Companies, LP (“Related”) and affiliates of Alliance Network Holdings, Inc. (“Network”), through their ownership interests in Investco IMC LLC (“Investco”), are limited partners in the Parent Company. As of May 2, 2011, certain of the entities that comprise the Company entered into a Transition Services Agreement (“TSA”) with Related whereby Related agreed to provide and make available IT, accounting, treasury, payroll and human resource services previously relied upon to operate the business involving the Las Vegas Properties for a service fee of up to $52,000 per month through October 29, 2011. This TSA was extended on a month-to-month basis at a reduced monthly fee reflecting a partial transition of certain services to the Company and was suspended as of December 31, 2012. Total transition service fees paid by the Company to Related for the year ended December 31, 2012 were $0.3 million and were recorded as a general and administrative expense in these consolidated statements of operations.

In addition to Investco, limited partners in the Parent Company are affiliates of Bain Capital Partners, LLC (“Bain”), affiliates of Oaktree Capital Management, L.P. (“Oaktree”) and Bassett Furniture Industries, Incorporated (“Bassett”). As of May 2, 2011, Bain, Oaktree and the Company entered into an Advisory Agreement whereby Bain and Oaktree agreed to provide certain management, acquisition, disposition, financing, marketing, human resource and other advisory services. Bain and Oaktree can each earn an annual periodic fee of up to $2.0 million (“Periodic Fee”) upon the achievement of certain performance criteria and, in accordance with the IMC LP Agreement, Investco shall receive a cash distribution from the Parent Company equal to the excess of 75% of the aggregate Periodic Fees paid to Bain and Oaktree over $1.0 million. A Periodic Fee due to Bain and Oaktree of $1.0 million each for the three months ended March 31, 2015 and 2014 (unaudited) and $4.0 million for each of the years ended December 31, 2014, 2013 and 2012, is recorded as a general and administrative expense in these consolidated financial statements. The Periodic Fee included within accounts payable and accrued expenses on the consolidated balance sheets was $1.0 million as of March 31, 2015 (unaudited) and $4.0 million and $10.7 million as of December 31, 2014 and 2013, respectively. During the three months ended March 31, 2015 (unaudited), the Company paid $2.0 million each to Bain and Oaktree related to the Periodic Fee for the year ended December 31, 2014. During the year ended December 31, 2014, the Company paid $10.7 million to the Parent Company, which then paid $5.3 million each to Bain and Oaktree related to the Periodic Fee for the period from inception through December 31, 2013. In addition, Bain received payments from the Company for reimbursement of its out-of-pocket expenses in the total amount of approximately $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. During the year ended December 31, 2014, the Company made a distribution of $7.0 million to the Parent Company, which then distributed $7.0 million to Investco representing its share of advisory fees.

On February 2, 2012, the Company loaned $2.6 million to the Parent Company, which then made distributions to Bain and Oaktree of $1.3 million each. Pursuant to Amendment No. 3 to the Amended and Restated Agreement of Limited Partnership of the Parent Company, dated May 8, 2013, the Company loaned $1.0 million to the Parent Company, which then distributed this amount to the Investco Partner as an advance on the Investco Partner’s advisory fee distributions. In addition, the Company has recorded approximately $0.3 million due from Investco.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

During the year ended December 31, 2012, there were approximately $0.2 million of operating expenses recorded by the Parent Company that were paid by the Company. During the years ended December 31, 2014 and 2013, there were approximately $0.6 million and $0.7 million, respectively, of operating expenses recorded by the Company that were paid by the Parent Company. These amounts are recorded on the consolidated balance sheets by the Company as a net related party receivable of $2.1 million as of December 31, 2013. The Company’s net related party receivable from the Parent Company of $1.5 million was settled in cash during the year ended December 31, 2014.

The Company has a note receivable from a senior member of the Company of $0.1 million, which was fully reserved, as of December 31, 2014 and $0.2 million as of December 31, 2013, recorded within notes receivable, net on the consolidated balance sheets. During the three months ended March 31, 2015 (unaudited), the balance of this note receivable in its entirety was forgiven by the Company in accordance with the terms of the promissory note.

Affiliates of Oaktree are lenders to the Operating Partnership and its subsidiaries as part of the issuance of the Senior Secured Credit Facilities as of August 15, 2014. Such affiliates funded $45.0 million and $25.0 million of the first lien term loan and second lien term loan, respectively, which represent 11.1% and 20.0% of the outstanding balances of the first lien term loan and second lien term loan, respectively, as of August 15, 2014. On August 15, 2014, such affiliates received loan closing fees of $1.7 million, which was recorded as original issue discount. Such affiliates receive their pro rata shares of any first lien term loan and second lien term loan payments of principal, interest and prepayment fees paid by the Operating Partnership. As of December 31, 2014, commitments held by Oaktree affiliates totaled $45.0 million and $21.0 million of the first lien term loan and second lien term loan, respectively, which represent 11.1% and 16.8% of the outstanding balances of the first lien term loan and second lien term loan, respectively. As of March 31, 2015 (unaudited), commitments held by Oaktree affiliates totaled $44.9 million and $21.0 million of the first lien term loan and second lien term loan, respectively, which represent 11.1% and 16.8% of the outstanding balances of the first lien term loan and second lien term loan, respectively.

Bassett, a Class C Partner of the Parent Company, is a tenant of certain Properties that paid rent and recoveries from tenants of approximately $0.1 million and $0.2 million for the three months ended March 31, 2015 and 2014 (unaudited), respectively, and $0.9 million, $1.0 million and $0.6 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Robert Maricich is Chief Executive Officer of the Company and also serves as a director of Flexsteel Industries, Inc. (“Flexsteel”), a manufacturer of home furnishings. Flexsteel is a tenant of certain Properties and paid rent and recoveries from tenants of approximately $0.2 million and $0.1 million for the three months ended March 31, 2015 and 2014 (unaudited), respectively, and $1.2 million, $0.9 million and $0.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

15.	Real Estate Acquisitions (Unaudited)

On January 16, 2015, a wholly-owned subsidiary of the Company acquired the C&D Building, a furniture showroom building in High Point, North Carolina with approximately 0.3 million gross square feet, from an unrelated third party for total fair value consideration of $11.3 million, including $0.2 million of cash acquired. The Company funded this acquisition with available cash on hand. The acquisition is expected to increase buyer traffic flow among the buildings that comprise the High Point Property. All existing tenant leases were assigned and assumed by the Company at the closing of the acquisition. The Company accounted for this acquisition as a business combination.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed at their fair value at the acquisition date:

(In thousands)
Rental properties	$9,215
Cash	168
Intangible assets	2,235
Prepaid expenses and other assets	84

Total assets	$11,702

Accounts payable and accrued expenses	$83
Prepaid rent	40
Unearned rent	66
Tenant security deposits	63
Below-market leases	200

Total liabilities	$452

Net assets acquired	$11,250

The following table summarizes the acquired rental properties:

(In thousands)
Land and land improvements	$904
Buildings and building improvements	8,151
Tenant improvements	160

Total rental properties	$9,215

The following table summarizes the acquired intangible assets and below-market leases:

(In thousands)		Weighted-Average Life Remaining (months)
Above-market operating leases	$63	19
In-place leases	937	19
Tenant relationship values	915	56.8
Leasing commissions	149	19
Leasing legal	171	19

Total intangible assets	$2,235	34.5

Below-market leases	$200	19

The Company has included the results of operations for the C&D Building in the consolidated statements of operations from the date of acquisition. The C&D Building contributed $0.5 million to total revenues and $0.3 million to net loss attributable to common stockholders for the three months ended March 31, 2015.

International Market Centers, Inc.

Notes to the Consolidated Financial Statements

16.	Out of Period Adjustments

As part of reconciling certain balance sheet accounts (including intangible assets and due to/from accounts), management identified errors in previously issued financial statements, resulting in the recording of out of period increases in the net loss of $1.0 million within the consolidated statement of operations for the year ended December 31, 2014. Management evaluated the impact of these errors and determined the errors did not have a material impact on the previously presented consolidated financial statements as of or for any period and the correction of the error did not have a material impact on the consolidated financial statements as of and for the year ended December 31, 2014. Further, the out of period correction of a disclosure error resulted in the write off of intangible assets and liabilities related to inactive leases of $18.0 million (as well as the associated accumulated amortization) as of December 31, 2014 with the majority of the $18.0 million consisting of fully amortized intangible assets and liabilities. See Note 5 – Intangible Assets, Net and Below-Market Leases, Net. Management evaluated the impact of these errors against that disclosure and determined the error did not have a material impact on the previously presented footnotes as of any period and the correction of the error did not have a material impact on the footnote as of December 31, 2014.

17.	Subsequent Events

For its consolidated financial statements as of December 31, 2014 and for the year then ended, the Company evaluated subsequent events through March 31, 2015, the date on which those financial statements were issued, and, with respect to the stock split described below, through April 24, 2015.

On April 24, 2015, the Company effected an increase in the number of authorized shares of its common stock from 1,000 shares to 300,000,000 shares and an increase in the number of authorized shares of its preferred stock from 500 shares to 50,000,000 shares. On April 24, 2015, the Company effected a 381,000-for-one stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

18.	Subsequent Events (Unaudited)

For its interim consolidated financial statements as of March 31, 2015 and for the three months then ended, the Company evaluated subsequent events through April 20, 2015, the date on which those financial statements were issued.

International Market Centers, Inc.

Schedule III Real Estate and Accumulated Depreciation

As of December 31, 2014
(In thousands)
Property Description	Encumbrances		Land	Initial cost buildings, improvements & equipment	Cost capitalized (disposed) subsequent to acquisition	Total cost buildings, improvements & equipment	Total(a)	Accumulated depreciation(b)	Date of construction	Date acquired
HIGH POINT, NC
International Home Furnishings Center	$—	(c)	$16,219	$199,201	$12,184	$211,385	$227,604	$33,870	1929	2011
National Furniture Mart	—	(c)	1,794	11,985	1,185	13,170	14,964	1,628	1964	2011
Furniture Plaza	—	(c)	1,906	14,179	(90)	14,089	15,995	2,379	1960	2011
Plaza Suites	—	(c)	2,669	19,861	(128)	19,733	22,402	3,332	2001	2011
300 S. Main	—		212	1,416	184	1,600	1,812	254	1991	2011
Market Square	—	(c)	2,852	20,100	237	20,337	23,189	2,967	1947	2011
Market Square Tower	—	(c)	1,061	7,433	134	7,567	8,628	1,104	1989	2011
Suites at Market Square	—	(c)	2,190	15,332	274	15,606	17,796	2,278	1999	2011
Hamilton Market	—	(c)	628	4,826	(60)	4,766	5,394	911	1989	2011
Showplace	—	(c)	4,879	22,978	1,215	24,193	29,072	6,881	2000	2011
Showplace West	—		563	2,145	(1,059)	1,086	1,649	665	1972	2011
200 N. Hamilton	—	(c)	1,639	4,327	4,589	8,916	10,555	2,967	1979	2011
320 N. Hamilton	—		378	236	30	266	644	111	1969	2011
330 N. Hamilton	—		672	1,136	(134)	1,002	1,674	428	1980	2011
Vacant Land	—	(c)	385	—	—	—	385	—	—	2011
LAS VEGAS, NV
World Market Center Building A	—	(c)	4,341	81,409	4,749	86,158	90,499	10,744	2005	2011
World Market Center Building B	—	(c)	2,924	79,373	8,122	87,495	90,419	11,144	2006	2011
World Market Center Building C	—	(c)	3,489	149,810	7,306	157,116	160,605	19,826	2008	2011
World Market Center Pavilions	—	(c)	10,558	6,907	—	6,907	17,465	851	2005	2011
World Market Center Garage	—	(c)	3,438	26,174	144	26,318	29,756	2,490	2008	2011
Vacant Land	—	(c)	4,991	—	7	7	4,998	—	—	2011
Miscellaneous	—		—	—	3,650	3,650	3,650	1,183	—	—

	$—		$67,788	$668,828	$42,539	$711,367	$779,155	$106,013

(a)	The aggregate cost for federal income tax purposes was approximately $790 million at December 31, 2014.
(b)	Depreciation of buildings and improvements is calculated over lives ranging from the life of the lease to 39 years.
(c)	These properties secure the $405 million First Lien Term Loan, $50 million Revolving Credit Facility and $125 million Second Lien Term Loan.

International Market Centers, Inc.

Schedule III Real Estate and Accumulated Depreciation

The following reflects changes in rental properties and accumulated depreciation for the years ended December 31:

(In thousands)
	2014	2013	2012
Rental Properties
Balance, beginning of year	$764,867	$745,518	$737,877
Additions	22,057	21,356	10,297
Disposals and retirements	(7,769)	(2,007)	(2,656)

Balance, end of year	$779,155	$764,867	$745,518

Accumulated Depreciation
Balance, beginning of year	$80,284	$48,747	$19,871
Depreciation	32,761	33,057	30,301
Disposals and retirements	(7,032)	(1,520)	(1,425)

Balance, end of year	$106,013	$80,284	$48,747

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

11,500,000 Shares

International Market Centers, Inc.

Common Stock

PROSPECTUS

Barclays

Credit Suisse

Wells Fargo Securities

Deutsche Bank Securities

J.P. Morgan

KeyBanc Capital Markets

Raymond James

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$21,514.43
FINRA filing fee	30,509.00
NYSE listing fee	242,000.00
Printing expenses	800,000.00
Fees and expenses of legal counsel	3,700,000.00
Accounting fees and expenses	2,200,000.00
Transfer agent and registrar fees	10,000.00
Miscellaneous	95,976.57

Total	$7,100,000.00

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On June 30, 2014, IMC issued 100 common shares to IMC LP in connection with the initial capitalization of IMC for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 34.	Indemnification of Directors and Officers.

The Maryland General Corporation Law (“MGCL”) permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) a final judgment based upon a finding that his or her action or failure to act was the result of active and deliberate dishonesty by the director or officer and was material to the cause of action adjudicated. Our charter will contain a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received by such director or officer, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter will authorize us to obligate ourselves, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party, or witness in, to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any individual who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Following the completion of this offering, we intend to purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unavailable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds of this offering will be credited to an account other than the appropriate capital share account.

Item 36.	Exhibits and Financial Statement Schedules.

The list of exhibits is set forth under “Index to Exhibit” at the end of this registration statement and is incorporated herein by reference.

Item 37.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on April 27, 2015.

International Market Centers, Inc.

By:	/s/ Robert J. Maricich
Robert J. Maricich Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities on April 27, 2015.

Signature	Title

/s/ Robert J. Maricich Robert J. Maricich	Chief Executive Officer, President and Sole Director (Principal Executive Officer)

* William F. Lacey	Chief Financial Officer (Principal Accounting and Financial Officer)

*	The undersigned, by signing his name hereto, signs and executes this Amendment No. 5 to Registration Statement on Form S-11 pursuant to the Powers of Attorney executed by the above named signatories and previously filed with the Securities and Exchange Commission on November 10, 2014.

By:	/s/ Robert J. Maricich
Robert J. Maricich Attorney-in-fact

INDEX TO EXHIBITS

Number	Description

1.1*	Form of Underwriting Agreement

3.1**	Form of Charter of International Market Centers, Inc. to become effective immediately prior to the consummation of this offering

3.2**	Form of Amended and Restated Bylaws of International Market Centers, Inc. to become effective immediately prior to the consummation of this offering

4.1**	Form of Certificate of Common Stock of International Market Centers, Inc.

5.1	Opinion of Venable LLP as to the legality of the securities being registered

8.1	Opinion of Kirkland & Ellis LLP relating to tax matters

10.1**	Form of Amended and Restated Limited Partnership Agreement of IMC OP, LP

10.2**	Form of Stockholders’ Agreement, by and among International Market Centers, Inc., International Market Centers, LP, and the investors named therein

10.3**	Form of Registration Rights Agreement, by and among International Market Centers, Inc., International Market Centers, LP, and the principal holders named therein

10.4**†	Form of International Market Centers, Inc. 2015 Omnibus Incentive Plan

10.5†	Form of LTIP Unit Award Agreement pursuant to the International Market Centers, Inc. Omnibus Incentive Plan

10.6**†	Form of Restricted Stock Unit Agreement pursuant to the International Market Centers, Inc. Omnibus Incentive Plan

10.7**	Form of Director and Officer Indemnification Agreement (between International Market Centers, Inc. and its directors and officers)

10.8**†	Amended and Restated Employment Agreement, dated as of March 27, 2015, by and between IMC Manager, LLC and Robert J. Maricich

10.9**†	Amended and Restated Employment Agreement, dated as of March 27, 2015, by and between IMC Manager, LLC and William F. Lacey

10.10**†	Amended and Restated Employment Agreement, dated as of March 27, 2015, by and between IMC Manager, LLC and Scott Eckman

10.11**

First Lien Credit Agreement, dated as of August 15, 2014, among IMC OP, LP, as borrower, International Market Centers, Inc., as guarantor, the several banks and other financial institutions or entities from time to time parties thereto as lenders and letter of credit issuers and JPMorgan Chase Bank, N.A., as administrative agent

21.1**	List of Subsidiaries of International Market Centers, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	Consent of Venable LLP (contained in Exhibit 5.1)

23.3	Consent of Kirkland & Ellis LLP (contained in Exhibit 8.1)

23.4**	Consent of Stax Inc.

24.1**	Powers of Attorney

99.1**	Consents of Director Nominees

*	To be filed by amendment.
**	Previously filed by the registrant.
†	Indicates exhibits that constitute management contracts or compensatory arrangements.